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07022195

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kontron

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 09 2007
THOMSON
FINANCIAL

FILE NO. 82- 34840

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DAT : 4/4/07

Geschäftsbericht | 2005 Annual Report



no limits
grenzenlos

➤ Kontron in figures

➤ Kontron in Zahlen

	2005 in Mio EUR	2004 in Mio EUR
Revenues Umsatzerlöse	**300,4**	262,1
Gross earnings Rohertragsmarge	**140,2**	127,3
Operational & production cost Operative & Produktionskosten	**121,4**	108,9
- as of engineering costs - davon Entwicklungskosten	**37,5**	31,9
EBIT	**22,6**	19,3
Net income Periodenüberschuss	**16,5**	12,9
Cash flow from operational activities Operativer Cash Flow	**12,1**	14,1
Number of design wins Anzahl Design Wins	**239**	263
Design wins (in mio. EUR) Design Wins (in Mio. EUR)	**175,6**	120,5

	2005 in Mio EUR	2004 in Mio EUR
Cash & short term investments Kassenbestand & kurzfristige Wertpapiere	**53,3**	56,3
- as of bank loans - davon Bankverbindlichkeiten	**39,2**	42,6
Inventory and trade receivables Vorräte und Forderungen L.u.L.	**124,3**	82,1
Total assets Bilanzsumme	**338,4**	278,8
Equity Eigenkapital	**234,3**	192,5
Number of employees Mitarbeiter	**2.382**	1.832
- as of which engineers in R & D - davon Ingenieure in F & E	**772**	694
Order backlog Auftragsbestand	**151,1**	100,2

Unser Wachstum (in Mio. EUR) **Our growth (in mio EUR)**



310
150
126
189
215
229
262
300
330
2000
2001
2002
2003
2004
2005
2006e



Contents

Inhalt



➤ Introduction

Market without borders

2005 was a very eventful year for Kontron AG, a year of both highs and lows, but ultimately crowned with success. After a rather disappointing start, business steadily picked up. Sales rose strongly from month to month, and from one quarter to the next. Orders grew at a steady and highly dynamic pace to reach new record levels from one reporting period to the next. At the same time, around 1,000 employees relocated to new development, logistic and production locations as part of our cost cutting and centralization program, with corresponding disruptions to the business process as a result. In the second half however, we successfully completed all the expansion measures relating to our production capacities, adjusting our organization to the high rate of incoming orders. The extremely high sales of EUR 93.4 million in the fourth quarter were due not least to successful and rapid clearing of the order backlog. Following the acquisition of new production capacities in Penang (Malaysia) towards the end of the year, we are now optimally equipped and positioned for further growth. At the end of the day we achieved our fiscal year 2005 sales target of EUR 300 million with double digit growth and increased our operating result to EUR 22.6 million. In other words, we have consistently continued the profitable growth trend of the last five years.

However, simple figures apart, quality and sustainability of development are the key factors for Kontron AG's future opportunities. Since the spin-off from BMW in 1999, our company has not only ranked one of the fastest growing technology companies in Germany, but has also established itself as a global player far beyond German and European borders, with a workforce numbering more than 2,300 at the year end. Kontron is the only company in the sector operating development, customer service and complete production facilities both in Europe, North America and also in Asia. By consistently diversifying our product range and developing new application technologies, we have established ourselves among the leading global "Original Equipment Manufacturers" (OEMs) as a competent and equally globally positioned technology and solution provider. In a market growing at meteoric speed, still characterized on the one hand by a high level of consolidation, and on the other constantly opening up new application areas, all borders are overcome: national, political, cultural and economic and industrial dividing lines.

In this world market without borders, the Kontron Group will continue to develop in the years ahead into a purely market-oriented global organization, without local or regional independences.

Our goal, however, is not growth at any price. Our top priority is to increase corporate value and earning power, and thereby also our profitability. Not least for this reason, we focused more strongly in 2005 on organic growth, ruling out larger acquisitions over the short and medium term. We used some of the liquidity this freed for share buybacks, with the interests of our shareholders in mind.

We are optimistic that in 2006 and beyond we will also achieve healthy growth, further increase our profitability and continue to build on our position as a global player in a market without borders.



Hannes Niederhauser
Executive Board Chairman

➤ Vorwort

Markt ohne Grenzen

2005 war für die Kontron AG ein besonders ereignisreiches Jahr: Mit Höhen und Tiefen, aber letztendlich von Erfolg gekrönt. Nach einem eher enttäuschenden Start gewann das Geschäft kontinuierlich an Dynamik. Die Umsätze legten von Monat zu Monat und von Quartal zu Quartal kräftig zu. Der stetig und rasant steigende Auftragsbestand erreichte von Berichtszeitraum zu Berichtszeitraum erneute Rekordwerte. Gleichzeitig zogen im Rahmen unseres Kostensenkungs- und Zentralisierungsprogramms weltweit rund 1.000 Mitarbeiter in neue Entwicklungs-, Logistik- und Produktionsstätten um, mit entsprechenden Störungen des Geschäftsverlaufes als Folge. In der zweiten Jahreshälfte ist es uns aber gelungen, alle Maßnahmen erfolgreich abzuschließen, die Produktionskapazitäten auszuweiten und damit die Organisation dem hohem Tempo der Auftragseingänge anzupassen. Der außerordentlich hohe Umsatz von 93,4 Mio. Euro im vierten Quartal geht nicht zuletzt auch auf das erfolgreiche und schnelle Abarbeiten des Auftragsbestandes zurück. Mit den gegen Ende des Jahres erworbenen neuen Produktionskapazitäten im malaiischen Penang sind wir nun für das weitere Wachstum bestens gerüstet. So haben wir unter dem Strich im Geschäftsjahr 2005 bei einem zweistelligen Wachstum unser Umsatzziel von 300 Mio. Euro erreicht und das operative Ergebnis auf 22,6 Mio. Euro gesteigert. Damit haben wir den profitablen Wachstumskurs der vergangenen fünf Jahre konsequent fortgesetzt.

Entscheidend für die Zukunftschancen der Kontron AG sind – über die nackten Zahlen hinaus – vor allem aber die Qualität und Nachhaltigkeit der Entwicklung. Unser Unternehmen zählt seit dem Spin-Off von BMW im Jahre 1999 nicht nur zu den am schnellsten wachsenden Technologie-Firmen Deutschlands, sondern ist mit über 2300 Mitarbeitern zum Ende des Jahres weit über die Grenzen Deutschlands und Europas hinaus zum Global Player geworden. Kontron ist das einzige Unternehmen der Branche, das Entwicklung, Kundenservice und komplette Fertigungseinrichtungen sowohl in Europa, in Nordamerika als auch in Asien besitzt. Mit der konsequenten Diversifizierung der Produktpalette und der Erschließung neuer Anwendungstechnologien haben wir uns bei den global führenden „Original Equipment Manufacturers" (OEMs) als kompetenter und ebenso global aufgestellter Technologie- und Lösungsanbieter etabliert. In einem rasant wachsenden Markt, der zum einen nach wie vor durch eine hohe Konsolidierung geprägt ist und zum anderen permanent neue Anwendungsgebiete eröffnet, werden alle Grenzen überwunden: national, politisch, kulturell und wirtschaftlich.

In diesem Weltmarkt ohne Grenzen wird sich die Kontron-Gruppe in den nächsten Jahren noch weiter zu einer rein marktorientierten globalen Organisation, ohne lokale und regionale Eigenständigkeiten, entwickeln.

Unser Ziel heißt aber nicht Wachstum um jeden Preis. Höchste Priorität haben für uns die Steigerung des Unternehmenswertes, die Steigerung der Ertragskraft und damit auch der Profitabilität. Nicht zuletzt deswegen haben wir uns 2005 verstärkt auf organisches Wachstum konzentriert und größere Akquisitionen kurz- und mittelfristig ausgeschlossen. Die daraus frei werdende Liquidität haben wir in Teilen für Aktienrückkäufe – und damit im Sinne der Aktionäre – genutzt.

Wir sind optimistisch, auch im Jahr 2006 und darüber hinaus ein gesundes Wachstum zu erzielen, unsere Profitabilität weiter zu steigern und unsere Position als Global Player in einem Markt ohne Grenzen weiter auszubauen.



Hannes Niederhauser
Vorstandsvorsitzender


kontron

Highlights 2005

2005 Highlights



Die schönste Bestätigung ist der Erfolg unserer Kunden.



➤ 2005 Highlights
➤ Highlights 2005

25° N

Taipei



+++ Sung Shan Airport Taipei - shipment of Kontron goods +++

15:33



kontron
TAIPEI
7027
ECHING
GERMANY

Kontron acquires Dolch Computer Systems

In February, Kontron AG acquired 100 percent of the shares in Dolch Computer Systems Inc., based in Fremont, California. This US company, with a successful 20-year track record on the market, is one of the world's leading providers of embedded computers for the defense technology sector. As well as EC platforms, Dolch provides shock- and vibration-resistant EC products for use under the most stringent environmental and operating conditions. Through this strategically important acquisition, Kontron has secured its presence in North America and significantly improved its market position in the defense and public security sectors. It also provides an opportunity to further expand Kontron's embedded computer solutions for defense programs and public sector applications in the US and Europe. At the same time, existing new technologies will lead to the development of new

Kontron übernimmt Dolch Computer Systems

Im Februar erwirbt die Kontron AG 100 Prozent der Anteile an der Dolch Computer Systems Inc. mit Sitz in Fremont, Kalifornien. Das US-amerikanische Unternehmen, seit über 20 Jahren erfolgreich am Markt, ist einer der weltweit führenden Anbieter von Embedded Computern für den Sektor Verteidigungstechnik. Neben portalen EC-Plattformen bietet Dolch schock- und vibrationsfeste EC-Produkte für den Einsatz unter härtesten Umwelt- und Einsatzbedingungen an. Mit der strategisch wichtigen Akquisition hat Kontron seine Präsenz in Amerika gefestigt und seine Marktstellung in den Sektoren Verteidigung und öffentliche Sicherheit deutlich verbessert. Damit bietet sich die Möglichkeit, die Embedded Computer-Lösungen von Kontron für Verteidigungsprogramme und Anwendungen der öffentlichen Hand in den USA und Europa weiter auszudehnen. Zudem werden bei Kontron bestehende neue Technologien zur Entwicklung neuer Applikationen führen. Die Umstrukturierungsmaßnahmen bei Dolch haben 2005 das Kontron-Ergebnis belastet. 2006 soll dieser Bereich zur Gewinnsituation der Kontron-Gruppe beitragen.

Kostensenkung durch Zentralisierung

Mit der Zusammenführung verschiedener Standorte, der Integration von Tochterunternehmen sowie der Zentralisierung der Produktions- und Logistikzentren sowohl in Amerika, wie auch in Asien, Deutschland und Russland, hat Kontron im Laufe des Jahres im Rahmen des „profit improvement programs" (PIP) noch effizientere Strukturen geschaffen. Im Rahmen der umfangreichen Maßnahmen zogen insgesamt über 1.000 Mitarbeiter an den Standorten um:

- Ein Jahr lang war das von Kontron erworbene Wohngebäude in Moskau renoviert worden. Im Sommer konnten die 300 Ingenieure, die zuvor auf fünf Standorte verteilt waren, in den modernen fünfstöckigen Bau mit über 3.000 Quadratmetern Bürofläche einziehen.

applications at Kontron. The reorganization measures at Dolch adversely affected Kontron's results for 2005. In 2006 the division is set to contribute to the Kontron Group's profit situation.

Cutting costs through centralization

By merging various locations, integrating subsidiaries and centralizing production and logistic centers both in America, and also in Asia, Germany and Russia, Kontron created even more efficient structures under its "profit improvement program" (PIP) during the year. Its comprehensive measures included the relocation of over 1,000 employees in total at the various sites:

- A year was spent renovating the residential building in Moscow acquired by Kontron, and in the summer the 300 engineers who had previously been spread over five locations, moved into the modern five-story building which provides more than 3,000 square meters of office space.
- A total of 75 truck loads were needed on one weekend to cope with the relocation of the 220 San Diego employees to Poway, a suburb of San Diego. The new building not only offers more favorable costs, but is also bigger, with higher production capacities than previously (12,000 square meters).
- In Silicon Valley, 70 Kontron engineers have been united since June under one roof at the location of the former Dolch company in Fremont. The Hayward and Minneapolis locations were closed.
- In Taipei, 110 employees moved last summer to the new building in the NeiHu district.

- 75 LKW-Ladungen waren an einem Wochenende nötig, um den Umzug der 220 Mitarbeiter von San Diego nach Poway, einem Vorort von San Diego, zu bewältigen. Das neue Gebäude ist nicht nur günstiger, sondern auch größer und verfügt über höhere Produktionskapazitäten als bisher (12.000 Quadratmeter Fläche).


Eching



07:33 _ 48° N

Eching

+++ Suburban railway station - arriving Kontron staff +++





Roding

- In the spring, the European Logistic Center at Eching near Munich was relocated to Roding. Employees were less affected by this move, although a higher capacity of 7,000 square meters is now available at lower costs, with the potential for expansion to 17,000 square meters.

Intel® chooses Kontron as "Premier member of Intel® Communications Alliance"

In September, Intel® awarded Kontron premier status in the Intel® Communications Alliance. This makes Kontron the first European-based company on the list of only four premier members of this alliance worldwide. Kontron had been an "Associate Member" since 2003 and was previously active in several Intel® programs. Its new premier status will strengthen Kontron's strategic partnership and enable it to access the very latest Intel® technologies several months earlier than its competitors. Intel® and Kontron will also act as partners in sales to the telecommunications sector. This early incorporation will guarantee faster market maturity of new products and thereby markedly improve Kontron AG's competitiveness.

New production location in Malaysia doubles capacities

In November, Kontron's subsidiary in Taipei, in partnership with local management, acquired



Poway, San Diego

- Im Silicon Valley sind seit Juni 70 Kontron-Ingenieure am Standort der ehemaligen Firma Dolch in Fremont unter einem Dach vereint. Die Standorte Hayward und Minneapolis wurden geschlossen.

- In Taipei sind seit dem Sommer 110 Mitarbeiter im neuen Gebäude im Stadtteil NeiHu zentriert.

- Im Frühjahr war das Logistikzentrum Europa von Eching bei München nach Roding verlegt worden. Mitarbeiter waren von diesem Umzug weniger betroffen, allerdings steht jetzt bei geringeren Kosten eine höhere Kapazität von 7.000 Quadratmetern zur Verfügung, die auf 17.000 Quadratmeter erweitert werden kann.

Intel® wählt Kontron als „Premier-Mitglied der Intel® Communications Alliance"

Im September verleiht Intel® Kontron den Premier-Status in der Intel® Communications Allianz. Kontron ist damit das einzige aus Europa stammende Unternehmen in der Liste der weltweit lediglich vier Premier-Mitglieder dieser Allianz. Kontron war seit 2003 „Associate Member" und zuvor in mehreren Intel®-Programmen aktiv. Mit dem neuen Premier-Status vertieft Kontron die strategische Partnerschaft und kann mehrere Monate früher als Wettbewerber auf die neuesten Intel®-Technologien zurück-

Intel®
Communications
Alliance
Premier Member
GOLD

the production facilities and business following the bankruptcy of Three-Five-Systems-Tempe AZ at the Penang location in Malaysia. The price paid by Kontron for the majority holding in the production location was USD 1.85 million, well below the book value. This step will more than double the Kontron Group's production capacities, from the current 250,000 embedded computers per year to 600,000 per year. This means that production costs can be cut considerably for higher volume orders. By 2008, over 50 percent of Kontron's total basic production will take place in Penang, thereby significantly increasing the Kontron Group's profitability. Centralized and cheaper production at this location will simultaneously improve processes and raise the quality level to an Outstanding Quality

Penang, Malaysia


kontron



Standard. A total of 460 employees and 12,000 square meters, with expansion potential to up to 30,000 square meters, are currently available for production.

Biggest design win in the company's history

In the fourth quarter Kontron notched up the biggest design win in the company's history. The client, one of the world's largest telecommunications companies, plans to adapt its entire infrastructure to the new ATCA (Advanced Telecom Computing Architecture) standard,

greifen. Zudem werden Intel® und Kontron für den Sektor Telekommunikation im Vertrieb gemeinsam auftreten. Diese frühzeitige Einbeziehung sorgt für eine schnellere Marktreife neuer Produkte und stärkt damit die Wettbewerbsposition der Kontron AG deutlich.

Neuer Produktionsstandort in Malaysia verdoppelt Kapazitäten

Im November übernimmt die Kontron-Tochter in Taipei gemeinsam mit dem lokalen Management Produktionsanlagen und Betrieb aus der Konkursmasse der Three-Five-Systems, Tempe AZ am Standort Penang (Malaysia). Der von Kontron gezahlte Preis für die Mehrheit an dem

Taipei





developed by Kontron. Significant sales volumes are expected as early as 2007, with sales in double-digit millions by 2008 and total revenue of up to EUR 100 million per year by 2012.



Thomas Sparrvik

CEO America and Asia
Driver of Dolch takeover & KMS manufacturing center

Wir wachsen mit unseren Kunden und unsere Kunden mit uns. Mit dem Anpassen modularer Standardlösungen an die individuellen Anforderungen der OEMs erzeugen wir den entscheidenden Mehrwert: Der OEM kann sich voll und ganz auf seine Kernkompetenzen und seinen eigenen Kundenmarkt konzentrieren.

We grow with our customers and our customers grow with us. By tailoring modular standard solutions to individual OEM requirements we generate decisive added value. Consequently, OEMs can focus entirely on their core competences and their specific customer markets.

Produktionsstandort liegt bei 1,85 Mio. US-Dollar und damit deutlich unter dem Buchwert. Mit diesem Schritt kann die Kontron-Gruppe die Fertigungskapazitäten von heute 250.000 Embedded Computern p.a. auf bis zu 600.000 p.a. mehr als verdoppeln. Gerade bei höhervolumigen Aufträgen können damit die Produktionskosten deutlich reduziert werden. Bis 2008 sollen über 50 Prozent der gesamten Basisproduktion von Kontron in Penang erfolgen und damit die Profitabilität der Kontron-Gruppe massgeblich gesteigert werden. Die zentralisierte und kostengünstigere Produktion an diesem Standort soll gleichzeitig Prozesse verbessern und damit das Qualitätsniveau auf einen Outstanding Quality Standard heben. Für die Fertigung stehen aktuell 460 Mitarbeiter und 12.000 Quadratmeter mit der Erweiterungsmöglichkeit auf bis zu 30.000 Quadratmeter zur Verfügung.

Größter Design Win der Firmengeschichte

Im vierten Quartal kann Kontron den größten Design Win der Firmengeschichte verbuchen. Der Kunde, eines der weltweit größten Telekommunikations-Unternehmen, wird den gesamten Infrastrukturbereich auf den neuen ATCA (Advanced

In future, all large companies in the telecommunications industry will be adapting their infrastructure systems, previously developed inhouse, to this new standard. Experts calculate the total market for this technology, which will be operational from 2007, at approximately USD 15 billion. The market relevant to Kontron in this context is already predicted to total over USD 1 billion for 2007, with Kontron's market share standing at around 10 percent.


Kontron NEWS

SPS/IPC/DRIVES, Nürnberg

Presence at major sector events

The "Embedded World" and "SPS/IPC/DRIVES" trade fairs in Nuremberg are important sector events for Kontron. At the world's biggest specialist fair, "Embedded World", Kontron presented seven new products based on PCI express technology. Other highlights included computer-on-modules, boards and blades for modular computer systems and embedded system platforms. In November at the trade fair for electric automation technology - "SPS/IPC/DRIVES" - the modular and scalable Microclient family and the new ThinkIO-P industry PC took center stage.

Telecom Computing Architecture) Standard, den Kontron entwickelt, anpassen. Bereits 2007 wird mit größeren Umsätzen gerechnet, 2008 mit zweistelligen Millionenbeträgen und bis 2012 mit Gesamterlösen in Höhe von bis zu 100 Mio. Euro pro Jahr. Alle großen Unternehmen der Telekommunikations-Industrie werden zukünftig ihre bisher intern entwickelten Infrastruktur-Systeme diesem neuen Standard anpassen. Den Gesamtmarkt für diese Technologie, die ab 2007 im Einsatz sein wird, beziffern Experten auf ca. 15 Mrd. US-Dollar. Der für Kontron dafür relevante Markt wird bereits 2007 auf über 1 Mrd. US-Dollar prognostiziert, wobei der Marktanteil von Kontron bei rund 10 Prozent liegen sollte.

Präsenz auf den wichtigsten Branchentreffs

Die Messen „Embedded World" und „SPS/IPC/DRIVES" in Nürnberg sind für Kontron wichtige Branchentreffs. Auf der weltweit größten Fachmesse „Embedded World" stellte Kontron im Februar sieben neue auf der PCI-Express-Technologie basierende Produkte vor. Weitere Highlights waren unter anderem Computer-On-Modules, Boards und Blades für modulare Computersysteme und Embedded Systemplattformen. Im November standen auf der Messe für elektrische Automatisierungstechnik - „SPS/IPC/DRIVES" - die modulare und skalierbare Microclient Familie sowie der neue ThinkIO-P Industrie PC im Mittelpunkt.



Embedded World

➢ Kontron worldwide
➢ Kontron weltweit



-9
-8
-7
-6
-5
-4
-3
-2
-1
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1
2



Montreal
Canada



Fremont
North America



San Diego
North America

Eching
Germany



Kaufbeuren
Germany



Deggendorf
Germany




3
4
5
6
7
8
9
10
11
12

Moscow
Russia



Beijing
China



Taipei
Taiwan



Penang
Malaysia



Kontron weltweit

Kontron worldwide

Headquarter | Sales Office

Emerging Markets | Europe | North America



Das vierte Quartal 2005

The fourth quarter of 2005



Unser Stolz:

Das Engagement, die Qualifikation und die Begeisterung unserer Mitarbeiter.



➤ The fourth quarter of 2005
➤ Das vierte Quartal 2005

23° N

San Diego





+++ Kontron developer finishing the day's work by closing his laptop +++

23:14

Das vierte Quartal 2005 verlief für die Kontron AG außerordentlich erfolgreich. Nach allen Wachstumsraten in den Vorquartalen konnte beim Umsatz nochmals ein Sprung auf den erneuten Rekordwert von 93,4 Mio. Euro erzielt werden. Die Steigerung gegenüber dem dritten Quartal (73,5 Mio. Euro) lag damit bei 27 Prozent, gegenüber dem Vorjahreszeitraum (64,5 Mio. Euro) sogar bei 44 Prozent. Die letzten drei Monate des Jahres sind zwar traditionell das stärkste Quartal bei Kontron, ungeachtet dessen liegen die Steigerungsraten deutlich über den üblichen Saisonwerten der Vorjahre. Hierbei spielte vor allem auch der Sondereffekt des aufgestauten Auftragsbestandes der Vormonate eine wichtige Rolle. Nach dem erfolgreichen Abschluss der Zusammenlegung der Logistik- und Produktionsstätten in Europa und Amerika konnte der Bestand effizient abgearbeitet werden.

The fourth quarter of 2005 ran an extremely successful course for Kontron AG. In line with all the growth rates in the previous quarters, sales surged further to reach a new record of EUR 93.4 million. This represented a 27 percent increase over the third quarter (EUR 73.5 million), and 44 percent against the same period of the previous year (EUR 64.5 million). Admittedly the last three months of the year are traditionally Kontron's strongest quarter, but regardless of this, the growth rates were well above the normal seasonal levels of

Revenue trend
Umsatzentwicklung



Umsatzentwicklung Q1 - Q4
in Mio. EUR
100
75
50
25
62,3
71,2
73,5
93,4
Q1/2005
Q2/2005
Q3/2005
Q4/2005



KONTI

Besonders deutlich zeigte sich dies in Amerika, wo mit einem Umsatz von 39 Mio. US-Dollar eine Steigerung gegenüber dem Vorquartal von 20 Prozent erreicht wurde. War in den Emerging Markets bereits im dritten Quartal eine Steigerung von 31 Prozent gegenüber dem zweiten Quartal zu verzeichnen, so konnte im vierten Quartal nochmals ein Plus von über 50 Prozent auf 32 Mio. US-Dollar erzielt werden. Alleine in Russland wurden 14 Mio. US-Dollar umgesetzt.

Auftragsbestand und Design Wins auf Rekordniveau

Den besten Wert der Firmengeschichte erreichte auch der Auftragsbestand mit der neuen Rekordmarke von 151 Mio. Euro gegenüber 140 Mio.

previous years. The special catchup effect of the previous months' orders played a key part in this. Following the successful completion of the merger of our logistic and production plants in Europe and America, the backlog was efficiently cleared. This was especially noticeable in America, where sales of USD 39 million were up 20 percent on the previous quarter. While an increase of 31 percent over the second quarter had already been posted in the emerging markets in the third quarter, further growth of over 50 percent to USD 32 million was achieved in the fourth quarter. Sales totaled USD 14 million in Russia alone.

Orders and design wins at record level

Orders also reached the highest level in the company's history, with a new record of EUR 151 million, against EUR 140 million in the previous



quarter and EUR 100 million at the end of 2004. This equates to growth of 50 percent in 2005. The strong rise in orders matches the sustained high volume of design wins, which accounted for EUR 45.5 million in the fourth quarter. In the fourth quarter Kontron also notched up the biggest design win in company history weighing in at a total value in excess of USD 100 million. The client, one of the world's biggest telecommunications companies, plans to adapt its entire infrastructure to the new ATCA (Advanced Telecom Computing Architecture) standard, developed by Kontron. Another transaction realized by Kontron in the fourth quarter will ensure availability of the production capacities required for this, as well as overall planned growth: in partnership with local

Euro im Vorquartal und 100 Mio. Euro zum Ende des Jahres 2004. Das entspricht einem Wachstum von 50 Prozent in 2005. Das starke Plus beim Auftragsbestand korrespondiert mit dem anhaltend hohen Volumen der Design Wins von 45,5 Mio. Euro im vierten Quartal. Im vierten Quartal gelang es Kontron darüber hinaus, den größten Design Win der Firmengeschichte im Gesamtwert von mehr als 100 Mio. US-Dollar zu verbuchen. Der Kunde, eines der weltweit größten Telekommunikations-Unternehmen, wird den gesamten Infrastrukturbereich auf den neuen ATCA (Advanced Telecomputing Architecture) Standard, den Kontron entwickelt, anpassen. Dass hierfür, wie für das gesamte geplante Wachstum auch die entsprechenden Produktionskapazitäten zur Verfügung stehen, dafür sorgte eine ebenfalls im vierten Quartal von Kontron realisierte Transaktion: Die Kontron-Tochter in Taipei übernahm gemeinsam mit dem lokalen Management Produktionsanlagen und Betrieb aus der Konkursmasse der Three-Five-Systems-Tempe AZ am Standort Penang (Malaysia). Damit können die Fertigungskapazitäten der Kontron-Gruppe mehr als verdoppelt und der steigende Auftragsbestand noch effizienter abgearbeitet werden.

08:14 _ 48°18'N

Kaufbeuren

+++ German developer continuing work of his US colleague +++


KONTRON
KONTRON
KONTRON
KONTRON

management, Kontron's subsidiary in Taipei acquired the production facilities and business following the bankruptcy of Three-Five-Systems Tempe AZ at the Penang location (Malaysia). This will more than double the production capacities of the Kontron Group and enable the growing orders to be processed even more efficiently.

EBIT rises to EUR 8.3 million

EBIT
EBIT

Kontron AG also posted a strong rise in its operating result in the fourth quarter. At EUR 8.3



EBIT Q1-Q4
in Mio. EUR
9
6,75
4,5
2,25
3,6
5,0
5,8
8,3
Q1/2005
Q2/2005
Q3/2005
Q4/2005

EBIT steigt auf 8,3 Mio. Euro

Ein kräftiges Plus konnte die Kontron AG im vierten Quartal auch beim operativen Ergebnis verzeichnen. Mit 8,3 Mio. Euro lag das EBIT um über 40 Prozent höher gegenüber dem Vorquartal (5,8 Mio. Euro), im Vergleich zum Vorjahreszeitraum (5 Mio. Euro) bedeutet dies sogar eine Steigerung von 60 Prozent. Die EBIT-Marge konnte im vierten Quartal damit auf knapp 9 Prozent gegenüber 5,8 Prozent im dritten Quartal gesteigert werden. Der Lageranstieg in 2005 konnte im vierten Quartal gestoppt werden und liegt mit 68 Mio. Euro auf dem Niveau des Vorquartals. Auf Basis der nunmehr zentralisierten Produktionsstätten geht Kontron von einem Lagerabbau in 2006 – trotz Umsatzanstieg – und damit von einem starken Cashflow in 2006 aus.

Ulrich Gehrmann neuer CFO

Eine wichtige personelle Entscheidung fällt ebenfalls in das ereignisreiche vierte Quartal: Ulrich Gehrmann (48), seit 2000 im Vorstand der Kontron AG und bisher zuständig für den Bereich Europa, wurde zum Vice Chairman (stellvertretender Vorstandsvorsitzender) berufen. Er übernahm zum 11. Oktober als CFO das Finanzressort. Herr Gehrmann verfügt über eine

Supervisory Board

Aufsichtsrat

David Malmberg	Hugh Nevin	Prof. Georg Färber
		
Entrepreneur	Solicitor	Professor at the Technical University of Munich

million, EBIT was up over 40 percent on the previous quarter (EUR 5.8 million), and showed an increase of 60 percent compared to the same period of the previous year (EUR 5 million). In the fourth quarter, the EBIT margin rose just under 9 percent against 5.8 percent in the third quarter. The inventory rise in 2005 was halted in the fourth quarter, and equaled the level of the previous quarter at EUR 68 million. Based on its now centralized production plants, Kontron will be cutting inventories in 2006 – in spite of sales growth – and will therefore benefit from a strong cash flow in 2006.

Ulrich Gehrmann new CFO

An important personnel-related decision was also made in the eventful fourth quarter. Ulrich Gehrmann (48), a member of Kontron's Executive Board since 2000 and formerly responsible for the Europe Division, was appointed Vice Chairman. He took over the Financial Department as CFO on October 11. Mr. Gehrmann has a business background and training (MBA), and has been active in the sector since the end of the 80s. A lengthy tenure saw him at the helm of PEP Modular Computers GmbH, based in Kaufbeuren, which has been wholly owned by Kontron since 2002.

wirtschaftliche Ausbildung (MBA) und ist seit Ende der 80er Jahre in der Branche tätig. Lange Zeit leitete er die PEP Modular Computers GmbH mit Sitz in Kaufbeuren, die Kontron 2002 zu 100 Prozent übernahm.

Promoted to Vice Chairman and CFO

Mit unser stärkstes Kapital sind unsere qualifizierten und engagierten Mitarbeiter. Zusammen mit dem hervorragenden technischen Know How und dem breiten Produktportfolio sind wir leistungsstark und international hoch wettbewerbsfähig.

Our qualified and committed employees represent our most valuable assets. Thanks to our outstanding technical know-how and a broad product portfolio, we are highly competitive and deliver top performance on the international markets.



Ulrich Gehrmann

Dr. Rudolf Wieczorek



Medical Doctor & Physician

Helmut Krings



Management-Consultant

Pierre McMaster



Entrepreneur

Überblick - Das Geschäftsjahr 2005

Overview of Fiscal Year 2005





Mit Fleiß kann man viel bewegen.

Mit Wissen und Leidenschaft alles.





➤ Overview of Fiscal Year 2005
➤ Überblick - Das Geschäftsjahr 2005



Umsatzentwicklung 2000 - 2005
in Mio. EUR
300
225
150
75
126
189
215
229
262
300
2000
2001
2002
2003
2004
2005

Revenue Trend
Umsatzentwicklung

After a cautious start, Kontron AG recorded sustained strong growth from one quarter to the next in the fiscal year 2005. While sales in the first quarter stood at EUR 62.3 million, in the second quarter they rose to EUR 71.2 million and in the third quarter to EUR 73.5 million. In the fourth quarter sales surged even further to reach a new record high of EUR 93.4 million. All in all, Kontron AG's total sales in 2005 were therefore within the forecasts, standing at EUR 300 million in 2005. Compared to the previous year (EUR 262 million), revenue rose at 14.5 percent. The growth in orders was even more dynamic than sales growth, and shot up over 50 percent from EUR 100 million at the beginning of the year to EUR 151 million at December 31, 2005. The fact that the order books were fuller than ever before – and showing an upward trend – was partly attributable to bottlenecks, particularly in the first half. Delivery problems were overcome in

Revenue Trend by regions
Umsatzanteil nach Regionen



3
2
1

Umsatzanteil nach Regionen

in Mio. EUR/USD		2005	2004	Veränderung in % / change in %
1	Europe	**€ 186 M**	€ 164 M	27
2	USA	**$ 146 M**	$ 146 M	0
3	Emerging Markets	**$ 69 M**	$ 43 M	58

Das Geschäftsjahr 2005 war für die Kontron AG nach einem verhaltenen Start geprägt von einem anhaltend starken Wachstum von Quartal zu Quartal. Lagen die Umsätze im ersten Quartal noch bei 62,3 Mio. Euro, so stiegen sie im zweiten Quartal auf 71,2 Mio. Euro und im dritten Quartal auf 73,5 Mio. Euro. Im vierten Quartal konnte sogar ein weiterer Sprung auf den erneuten Rekordwert von 93,4 Mio. Euro verzeichnet werden. Insgesamt hat die Kontron AG damit 2005 einen Umsatz von 300 Mio. Euro erzielt und lag damit im Rahmen der Prognosen. Im Vergleich zum Vorjahr (262 Mio. Euro) konnten die Erlöse somit um 14,5 Prozent gesteigert werden. Noch dynamischer als der Umsatz entwickelte sich der Auftragsbestand, der von 100 Mio. Euro zu Jahresbeginn um über 50 Prozent auf 151 Mio. Euro zum 31.12. empor schnellte. Die Tatsache, dass die Auftragsbücher so voll wie noch nie waren – und dies mit steigender Tendenz - hat insbesondere im ersten Halbjahr teilweise zu Engpässen geführt. Im zweiten Halbjahr konnten die Auslieferungsprobleme allerdings behoben werden. Der außergewöhnlich hohe Umsatz im vierten Quartal resultiert unter anderem daraus, dass der Auftragsbestand effizient abgearbeitet werden konnte. Einen kräftigen Anstieg konnte Kontron 2005 auch bei den Design Wins verzeichnen. Hier stieg das Volumen auf 175,6 Mio. Euro gegenüber 120,5 Mio. Euro im Vorjahr.

Wachstum in regionalen und vertikalen Märkten

Wachstumsimpulse gingen 2005 von allen regionalen Märkten aus. So stiegen in Europa die Umsätze parallel zur allgemeinen Unternehmensentwicklung von Quartal zu Quartal auf rund 186 Mio. Euro. In Amerika fielen die Zuwachsraten etwas moderater aus, weil sich hier die Maßnahmen zur Zentralisation der Produktion negativ bemerkbar machten. Im vierten Quartal erreichte die Region allerdings einen kräftigen Sprung auf fast 40 Mio. US-Dollar. Das stärkste Umsatzwachstum mit über 50 Prozent konnte in den Emerging Markets, insbesondere in Russland, erzielt werden. Damit trug diese Region 2005 bereits circa 16 Prozent zum the second half, however. The exceptionally high sales in the fourth quarter were due, among other things, to efficient clearing of the order backlog. Kontron also posted a sharp rise in design wins in 2005, with the volume increasing to EUR 175.6 million against EUR 120.5 million in the previous year.

Growth in regional and vertical markets

Growth impetus emanated from all regional markets in 2005. In Europe sales rose alongside general corporate development from one quarter to the next to around EUR 186 million. In America growth rates were more moderate, with measures to centralize production impacting negatively. In the fourth quarter however, the region surged strongly to almost USD 40 million. The strongest sales growth (over 50 percent) was achieved in the emerging markets, particularly Russia. As a result, this region was already contributing approximately 16 percent of total sales in 2005. Europe's share was still the largest at around 50 percent, while America's stood at around 35 percent in the year just past.

In the vertical markets, telecommunications achieved the highest share at 24 percent, followed by automation at 21 percent. Apart from telecommunications, the strongest growth drivers came from the energy sector (13 percent) and security technology (11 percent).

Disproportionate rise in results

Like sales revenue, the operating result (EBIT) also rose steadily from one quarter to the next. At EUR 3.6 million, the EBIT in the first quarter was still adversely affected in particular by the necessary reorganization measures following acquisition of the US company Dolch. In the second quarter (EUR 5 million) and in the third quarter (EUR 5.8 million), the costs of extensive measures to merge the logistic and production plants in America and Germany prevented even better movement. Higher research and development costs to implement the growing design wins and establish the new ATCA technology in


Anzahl der Mitarbeiter 2000 - 2005
davon 772 in F&E / of which 772 in R&D today
2200
1650
1100
550
513
925
1.487
1.687
1.832
2.382
2000
2001
2002
2003
2004
2005

Gesamtumsatz bei. Den stärksten Anteil mit rund 50 Prozent hielt nach wie vor Europa, Amerika lag im vergangenen Jahr bei rund 35 Prozent. In den vertikalen Märkten erreichten die Anwendungen in der Telekommunikation mit 24 Prozent den höchsten Anteil, gefolgt von der Automation mit 21 Prozent. Die stärksten Wachstumsimpulse gingen neben der Telekommunikation vom Energiesektor (13 Prozent) sowie der Sicherheitstechnik (11 Prozent) aus.

Number of employees
Anzahl der Mitarbeiter

Net income
Periodenüberschuss

** before extraordinary goodwill write-off and other intangibles related to acquisitions (JUMPtec)*
** vor Sonderabschreibung Firmenwert u.a. immaterielle Vermögensgegenstände aus Akquisitionen (JUMPtec)*


Periodenüberschuss 2001-2005
in Mio. EUR
16
12
8
4
3,7
0,7
5,1*
12,9
16,5
2001
2002
2003
2004
2005



53° 33' N

Hamburg



Dienstleistungen



+++ Arrival, handing over and receipt of goods +++

11:37

the telecommunications market also had their effect. As a result, the EBIT margin in the first half remained lower than planned, although an EBIT of EUR 8.3 million in the fourth quarter meant an EBIT margin of nearly 9 percent and therefore an operating result for the total fiscal year of EUR 22.6 million. This equated to a rise of 13 percent over the previous year (EUR 19.3 million). If we add on the fictitious costs of the employee option program, incorporated for the first time in 2005 after the accounts were switched to the IFRS system, the increase was nearly 20 percent. In line with the operating result, the surplus for the period also showed a positive trend, rising from EUR 2.7 million in the first quarter to EUR 3.6 million in the second quarter, EUR 4.2 million in the third quarter and EUR 6.0 million in the fourth quarter. In total the surplus for 2005 stood at EUR 16.5 million,

Überproportionale Ergebnissteigerung

Ebenso wie die Erlöse konnte auch das operative Ergebnis (EBIT) von Quartal zu Quartal kontinuierlich gesteigert werden. Mit 3,6 Mio. Euro war das EBIT im ersten Quartal vor allem noch durch die notwendigen Restrukturierungsmaßnahmen nach dem Erwerb der US-amerikanischen Firma Dolch belastet. Im zweiten Quartal (5 Mio. Euro) und dritten Quartal (5,8 Mio. Euro) verhinderten die Kosten für die umfangreichen Maßnahmen zur Zusammenlegung der Logistik- und Produktionsstandorte in Amerika und Deutschland eine noch bessere Entwicklung. Auch haben sich die gestiegenen Forschungs- und Entwicklungsaufwendungen zur Realisierung der wachsenden Design Wins und zur Etablierung der neuen ATCA-Technologie im Telekommunikationsmarkt ausgewirkt. So lag die EBIT-Marge im ersten Halbjahr noch unter den Planungen, mit einem EBIT von 8,3 Mio. Euro im vierten Quartal konnte allerdings eine EBIT-Marge von knapp 9 Prozent und damit für das Gesamtgeschäftsjahr ein operatives Ergebnis von 22,6 Mio. Euro erreicht werden. Dies entspricht gegenüber dem Vorjahr (19,3 Mio. Euro) einer Steigerung von 13 Prozent. Rechnet man die fiktiven Kosten des Mitarbeiteroptionsprogramms hinzu, die durch die Umstellung der Rechnungslegung nach IFRS erstmals 2005 angerechnet wurden, so liegt die Steigerung sogar bei nahezu 20 Prozent. Parallel zum operativen Ergebnis entwickelte sich auch der Periodenüberschuss positiv von 2,7 Mio. Euro im ersten Quartal, 3,6 Mio. Euro im zweiten Quartal, 4,2 Mio Euro im dritten Quartal und 6,0 Mio. Euro im vierten Quartal. In Summe lag der Jahresüberschuss 2005 bei 16,5 Mio. Euro und damit über 20 Prozent über dem Vorjahr (12,9 Mio. Euro).

Vertical market split
Verteilung der vertikalen Märkte



8
1
7
High growth
Low growth
6
2
5
4
3

Verteilung der vertikalen Märkte

1	Energy	12 %	5	Automation	22 %
2	Telecom	25 %	6	Gaming	13 %
3	Military	9 %	7	Transportation	9 %
4	Medical	4 %	8	Other	5 %


UP

more than 20 percent up on the previous year (EUR 12.9 million)

Sound financial position

Kontron AG's financial position remained sound and stable throughout 2005. Following the fundamental change of strategy in June, aimed at ruling out any further acquisitions, it was possible to use the existing liquidity for the share buyback program. In 2005, a total of around 1 million own shares were acquired, valued at approximately EUR 6.3 million. At December 31, 2005, the inventory of cash and cash items amounted to EUR 53.3 million. At EUR 39.2 million, bank debts remained significantly below the previous year (EUR 42.6 million). As a result, the Kontron Group's net cash holdings totaled EUR 14.1 million against EUR 13.7 million in 2004. Inventory levels rose to EUR 68.4 million as compared with EUR 47.4 million in the previous year. This is due to sales growth and primarily the one-off measures implemented in connection with the merger of the logistics and production locations. With a balance sheet total of EUR 338.4 million (previous year: EUR 278.8 million), the equity ratio stood at 69.2 percent. At December 31, 2005, the Kontron Group's workforce numbered 2,382 members of staff, compared to 1,832 employees in the previous year.


kontron
kontron
kontron

Solide Vermögens- und Finanzlage

Die Finanz- und Vermögenslage der Kontron AG war auch 2005 anhaltend solide und stabil. Nachdem im Juni die Strategie grundlegend geändert wurde mit dem Ziel, keine weiteren Akquisitionen mehr durchzuführen, konnte die vorhandene Liquidität in Teilen für das Aktienrückkaufprogramm verwendet werden. 2005 wurden insgesamt etwa 1 Million eigene Aktien im Wert von rund 6,3 Mio. Euro erworben. Am 31.12.2005 betrug der Bestand an liquiden Mitteln 53,3 Mio. Euro. Die Bankverbindlichkeiten waren mit 39,2 Mio. Euro deutlich unter Vorjahresniveau (42,6 Mio. Euro). Damit lag der Netto-Cash-Bestand der Kontron-Gruppe bei 14,1 Mio. Euro gegenüber 13,7 Mio. Euro im Vorjahr. Die Lagerbestände


25° 01' N
Shanghai
+++ Rush hour Asia +++
19:37

stiegen auf 68,4 Mio. Euro gegenüber 47,4 Mio. Euro im Vorjahr. Dies ist auf die Steigerung der Umsätze und vorwiegend auf die einmaligen Maßnahmen im Rahmen der Zusammenlegung der Logistik- und Produktionsstandorte zurückzuführen. Bei einer Bilanzsumme von 338,4 Mio. Euro (278,8 Mio. Euro im Vorjahr) betrug die Eigenkapitalquote 69,2 Prozent. Zum 31.12.2005 waren in der Kontron-Gruppe 2.382 Mitarbeiter beschäftigt gegenüber 1.832 im Vorjahr.



Ausblick - Die Zeichen stehen auf Wachstum

Outlook - The signs are pointing to growth





Die Zukunft kann man am besten voraussagen...

... wenn man sie selbst gestaltet.

Alan Kay





➤ Outlook - the signs are pointing to growth
➤ Ausblick - Die Zeichen stehen auf Wachstum

Kontron AG's prospects for fiscal year 2006 and beyond are good. Firstly, the underlying global economic conditions are extremely positive: Germany and Europe are clearly emerging from economic depression, the emerging markets, especially Russia, Eastern Europe and China, continue to impress with high growth rates, while America is also remaining on the growth curve.

Secondly, embedded computer technology is one of the most important future markets, thanks to its universal innovation potential, which is constantly opening up new application areas. In particular, the new ATCA standard in the telecommunications industry will be a strong driver in the years ahead.

Kontron AG's unique selling proposition

➤ Global presence:

As a global provider, Kontron is present in the main markets of North America (Montreal and San Diego), Europe (Bavaria), Eastern Europe (Moscow) and Asia (Taipei and Penang), having further expanded and reorganized development, production and logistics capacities in 2005. Kontron's own sales offices in over 20 countries support the global sale of

Order backlog
Auftragsbestand



Auftragsbestand 2004 - 2005
in Mio. EUR
150
100
100
108
128
140
151
2004
Q1/2005
Q2/2005
Q3/2005
Q4/2005



Die Perspektiven der Kontron AG für das Geschäftsjahr 2006 und darüber hinaus sind gut. Zum Einen gestalten sich die weltweiten ökonomischen Rahmenbedingungen durchwegs positiv: Deutschland und Europa bewegen sich offenbar aus der konjunkturellen Talsohle, die Emerging Markets, allen voran Russland, Osteuropa und China, glänzen weiter mit hohen Zuwachsraten und auch Amerika ist weiter auf Wachstumskurs.

Zum Zweiten ist die Embedded Computer Technologie aufgrund ihrer universellen, immer wieder neue Einsatzgebiete erschließenden Innovationsbreite, eine der wichtigsten Zukunftsmärkte überhaupt. Insbesondere der neue ATCA-Standard in der Telekommunikations-Industrie wird in den nächsten Jahren starker Impulsgeber sein.

Die Unique Selling Position der Kontron AG

➤ Globale Präsenz:

Als globaler Anbieter ist Kontron mit seinen in 2005 weiter ausgebauten und neu organisierten Entwicklungs-, Produktions- und Logistikkapazitäten in den Hauptmärkten Nordamerika (Montreal und San Diego), Europa (Bayern), Osteuropa (Moskau) sowie Asien (Taipei und Penang) präsent.


Umsatzentwicklung 2000-2005
in Mio. EUR
300
225
150
75
126
189
215
229
262
300
330
2000
2001
2002
2003
2004
2005
2006e

Revenue Trend
Umsatzentwicklung

products and system solutions. As a result, Kontron is on an equal footing with the major global corporations in terms of key capabilities and requirements.

➤ Technology leadership:

With over 770 engineers - accounting for one third of the total workforce - Kontron holds a leading position and is playing a pioneering role. This technology leadership is underpinned among other things by its "Premier" partner status at Intel.



Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte und Systemlösungen. Damit liegt Kontron bei den Anforderungen auf Augenhöhe mit den großen Weltkonzernen.

➤ Technologieführerschaft:

Mit über 770 Ingenieuren - das entspricht einem Drittel der Gesamt-Mitarbeiterzahl - nimmt Kontron eine Spitzenposition und Vorreiterrolle ein. Untermauert wird diese Technologieführerschaft unter anderem auch durch den Partnerstatus „Premier" bei Intel.

➤ Qualitäts- und Kostenführerschaft:

Mit dem neuen Produktionsstandort in Penang werden nicht nur die Produktionskapazitäten der Kontron-Gruppe verdoppelt, gleichzeitig können durch die sukzessive Verlagerung der Herstellung aus anderen Standorten nach Penang erhebliche Kostenvorteile realisiert werden. Bereits 2008 soll dort über 50 Prozent der Kontron-Basisproduktion erfolgen. Mit dieser Zentralisierung der Prozesse ist darüber hinaus auch eine Anhebung des allgemeinen Qualitätsstandards verbunden.

51° N

Penang



+++ Outgoing goods area +++

12:28

Die quantitativen Indikatoren des Wachstums

Auch die quantitativen Indikatoren weisen für 2006 und die Folgejahre auf ein stetiges nachhaltiges Wachstum der Kontron AG hin:

- Kurzfristig: Der 2-Monats-Auftragsbestand lag Ende 2005 bei 52,8 Mio. Euro gegenüber 35,4 Mio. Euro im Vorjahr.
- Mittelfristig: Der Auftragsbestand hat mit dem Rekordwert von 151 Mio. Euro Ende 2005 den höchsten Stand der Firmengeschichte erreicht. Üblicherweise wird der Auftragsbestand im Bereich von sechs bis acht Monaten abgearbeitet.
- Langfristig: Das Gesamtvolumen der Design Wins, die sich ab einem Jahr in konkreten Umsätzen von mindestens 1 Mio. Euro p.a. niederschlagen, lag Ende 2005 bei 175,6 Mio. Euro gegenüber 120,5 Mio. Euro im Vorjahr.

Wachstumsmotor ATCA

Als zusätzlicher und nachhaltiger Impulsgeber sorgt die ATCA-Technologie für mittel- und langfristige Wachstumsschübe. Der Gesamtwert für diese neue Technologie in der Telekommunikation, die bereits ab 2006 zum Einsatz

Quality and cost leadership:

Design wins
Design Wins

The new production location in Penang not only doubles the production capacities of the



Design Wins
in Mio. EUR
90
45
31,9
54,9
59,5
61,0
87,4
88,2
H1/03
H2/03
H1/04
H2/04
H1/05
H2/05



Kontron Group, at the same time the gradual relocation of production from other locations to Penang will allow considerable cost savings. By 2008 over 50 percent of Kontron's basic production will be carried out there. This centralization of processes will go hand in hand with an improvement in general quality standards.

Quantitative growth indicators

The quantitative indicators also show steady sustained growth for Kontron AG in 2006 and subsequent years:

- Short term: The 2-month order backlog stood at EUR 52.8 million at the end of 2005 against EUR 35.4 million in the previous year.
- Medium term: The orders at hand, usually processed within a six to eight month period, reached the highest level in the company's history at the end of 2005, and reached the record figure of EUR 151 million.
- Long term: The total volume of design wins, reflected in concrete sales of at least EUR 1 million over a year, came in at EUR 175.6 million at the end of 2005 compared to EUR 120.5 million the previous year.

ATCA growth engine

As a further, sustained driver, ATCA technology will guarantee medium and long term growth surges. The total value of this new telecommunications technology, which will be operational from as early as 2006, is calculated at USD 15 billion, with Kontron's embedded computer market share standing at around 10 percent. All large telecommunications companies will be adapting their backbone systems, previously developed inhouse, to this new standard over the next few years. Compared to previous telecom backbone systems, ATCA is faster, more error-tolerant, easier to maintain and is based on inexpensive standard technology. The more powerful and cheaper ATCA boards, known as blades, will be in use from 2007. In the past months,

kommt, wird mit 15 Mrd. US-Dollar beziffert, wobei der für Kontron relevante Embedded Computer Marktanteil bei rund 10 Prozent liegt. Alle großen Telekommunikations-Unternehmen werden in den nächsten Jahren ihre bisher intern entwickelten Backbone-Systeme an den neuen Standard, wie ihn Kontron entwickelt, anpassen. ATCA ist gegenüber bisherigen Telekom Backbone-Systemen schneller, fehlertoleranter, leichter zu warten und basiert auf einer kostengünstigen Standard-Technologie. Die leistungsfähigeren und kostengünstigeren ATCA-Boards, die so genannten Blades, werden bereits ab 2007 zum Einsatz kommen. Kontron konnte in den vergangenen Monaten eines der breitesten ATCA-Produktportfolios weltweit vorstellen und bereits mehrere namhafte Design Wins verbuchen.

Bereits im zweiten Halbjahr 2006 wird Kontron signifikante Umsätze mit ATCA-Technologie generieren. Nachdem in den ersten drei Quartalen bereits vier hochkarätige Telekom-Ausrüster gewonnen werden konnten, wurde im vierten Quartal ein weiterer wichtiger Meilenstein gelegt: Es wurde der größte Design Win der

55° 45' N

Moscow





+++ Kontron's telephone support service +++

15:28

Kontron has been fielding one of the broadest portfolios of ATCA products worldwide, and has already notched up several prestigious design wins. In the second half of 2006, Kontron is already set to generate significant sales with ATCA technology. After already managing to win four high-caliber telecom equipment manufacturers in the first three quarters, a further important milestone was reached in the fourth quarter: The biggest design win in the company's history, valued at more than USD 100 million was assigned. The customer plans to convert its entire infrastructure to the new standard. The first major sales volumes will be realized accordingly in 2007, while Kontron is anticipating sales in the double-digit millions for 2008 and total revenue of up to USD 100 million per year by 2012.

Independence through broad diversification

In future, the new telecommunications technologies will not represent Kontron AG's only growth pillar. The Kontron Group is broadly based, both in geographic and customer- and application specific terms. No customer accounts for more than 5 percent of total sales, no application sector accounts for more than a quarter of total sales and no regional market is disproportionatey represented. Consequently, even the emerging markets, for example, which are currently experiencing strong growth but are also liable to risks, will contribute a maximum of 20 percent to Kontron AG's sales in the near future.

High cost awareness to increase earning power

Based on the "profit improvement program" (PIP) set up back in 2004, Kontron plans to implement extensive measures in the next few years, which will cut costs and thereby increase earning power. Its declared objective is to increase profitability continuously per year. The Dolch Company's integration in the Group in 2005, the merger of various locations and the

Firmengeschichte im Wert von mehr als 100 Mio. US-Dollar verbucht. Der Kunde will den gesamten Infrastrukturbereich auf den neuen Standard umstellen. Bereits 2007 werden demnach erste größere Umsätze realisiert, 2008 rechnet Kontron mit zweistelligen Millionenbeträgen, bis 2012 mit Gesamterlösen von bis zu 100 Mio. US-Dollar pro Jahr.

Unabhängigkeit durch breite Diversifikation

Die neuen Telekommunikations-Technologien werden in Zukunft nicht die einzige Wachstumssäule der Kontron AG bilden. Denn sowohl geografisch wie auch kunden- und anwendungsspezifisch ist die Kontron-Gruppe breit aufgestellt: Kein Kunde machte 2005 mehr als 5 Prozent des Gesamtumsatzes aus, kein Anwendungsbereich repräsentierte mehr als ein Viertel des Gesamtumsatzes und kein regionaler Markt ist überproportional vertreten. So sollen zum Beispiel auch die aktuell stark wachsenden, aber auch mit Risiken behafteten Emerging Markets in der nächsten Zukunft max. 20 Prozent zum Gesamtumsatz der Kontron AG beitragen.

Hohes Kostenbewusstsein zur Steigerung der Ertragskraft

Mit dem bereits 2004 aufgelegten „profit improvement program" (PIP) wird Kontron in den nächsten Jahren umfangreiche Maßnahmen realisieren, die die Kosten senken und damit die Ertragskraft steigern. Erklärtes Ziel ist es, die


XL8000



new, inexpensive production capacities in Penang (Malaysia) will impact positively on results as early as 2006. At the same time, a continuous increase in value creation is planned as part of product policy. "Up the value chain" is the name given by Kontron to this strategy of offering the entire range from simple EC modules through EC systems, to complex EC applications, while at the same time driving forward the development of complex technologies. These EC applications with a value creation share of over 60 percent already now account for around 30 percent of Kontron sales.

Well equipped and positioned for profitable growth

Overall, Kontron AG considers itself well equipped for further profitable growth over the coming years. Increasing earning power takes high priority. With a look to 2006, Kontron is anticipating growth of around EUR 330 million, whereby profitability is set to rise by a disproportionate measure. Its declared objective is to achieve a clear double-digit EBIT margin within the next five years.

Profitabilität pro Jahr kontinuierlich zu steigern. Die 2005 erfolgte Integration der Firma Dolch in die Gruppe, die Zusammenlegung verschiedener Standorte und die neuen, kostengünstigen Produktionskapazitäten im malayischen Penang werden sich bereits 2006 positiv auf das Ergebnis auswirken. Parallel dazu erfolgt in der Produktpolitik eine permanente Erhöhung der Wertschöpfung. „Up the value chain" nennt Kontron die Strategie, von einfachen EC-Modulen über EC-Systeme bis hin zu komplexen EC-Applikationen die gesamte Palette anzubieten und gleichzeitig die Entwicklung komplexer Technologien voranzutreiben. Diese EC-Applikationen mit einem Wertschöpfungsanteil von über 60 Prozent machen bereits heute rund 30 Prozent des Kontron-Umsatzes aus.

Gut gerüstet für profitables Wachstum

Insgesamt sieht sich die Kontron AG für die nächsten Jahre für ein weiteres profitables Wachstum gut gerüstet. Die Steigerung der Ertragskraft hat dabei hohe Priorität. Für 2006 geht Kontron von einem Wachstum auf ca. 330 Mio. EUR aus, wobei die Profitabilität überproportional steigen wird. Innerhalb der nächsten fünf Jahre ist es erklärtes Ziel, eine deutliche zweistellige EBIT-Marge zu erreichen.



Aufbruch - Die neuen strategischen Eckpfeiler

New dimensions: The new strategic cornerstones



Erfolg besteht darin...

...dass man genau die Fähigkeiten hat, die im Moment gefragt sind.

Henry Fonda





➤ New dimensions: the new strategic cornerstones

➤ Aufbruch - Die neuen strategischen Eckpfeiler

46° 49' N

Quebec





+++ Strategy meeting +++

10:40

New dimensions call for new structures. As a global player with over 2,300 employees at locations in America, Europe and Asia, the Kontron Group is on an equal footing with its globally operating major customers. This not only calls for broad technological expertise, but also for an internationally functioning sales network and global provision of production capacities and logistics and customer services - ultimately, a globally operating and oriented organization. The Kontron Group has set itself these standards and formulated a forward-looking strategy under the slogan "Horizon 2011". The cornerstones of this strategy are:

Increasing the company's value is and will remain the top priority;

➤ In mindsets and structures, making the transition from a "pioneer" and primarily technology-driven company, to a strictly market- and results-oriented organization.

➤ Stringent reporting and efficient controlling under the responsibility of the CFO are key elements of corporate policy.

Neue Größenordnungen erfordern neue Strukturen. Als Global Player mit über 2.300 Mitarbeitern an Standorten in Amerika, Europa und Asien befindet sich die Kontron-Gruppe auf Augenhöhe mit ihren global agierenden Großkunden. Dies erfordert nicht nur eine breite technologische Expertise, sondern ebenso ein international funktionierendes Vertriebsnetz und die weltweite Bereitstellung von Produktionskapazitäten sowie Logistik- und Kundendienstleistungen – letztendlich eine global agierende und orientierte Organisation. Die Kontron-Gruppe stellt sich diesen Anforderungen und hat unter dem Motto „Horizon 2011" eine zukunftsweisende Strategie formuliert. Das sind die Eckpfeiler:

Oberste Zielsetzung ist und bleibt die Steigerung des Unternehmenswertes:

➤ In den Köpfen und Strukturen vollzieht sich der Wandel vom „Pionier" und primär technologie-getriebenen Unternehmen zu einer streng markt- und ergebnisorientierten Organisation.

➤ Stringentes Reporting und effizientes Controlling unter der Verantwortung des CFO sind zentrale Elemente der Unternehmenspolitik.

➤ Als Aktiengesellschaft rückt der Aktionär vermehrt in den Vordergrund.

➤ Nur als starke und effiziente Organisation können die Anforderungen von internationalen Großunternehmen erfüllt werden. Das bedeutet:

  ➤ Etablierung einer globalen IT-Plattform (SAP).

  ➤ Einführung eines funktionalen / globalen Managements in der Entwicklung, in der Produktion, in der Qualitätspolitik, dem Marketing und dem Rechnungswesen.

  ➤ Hingegen gilt für den Verkauf: „think global, act local".



- As a stock corporation, moving shareholder interests increasingly to the foreground.
- Only a strong and efficient organization can meet the demands of major international companies. This means:
  - Establishing a global IT-platform (SAP)
  - Introducing a functional / global management in development, production, quality policy, marketing and accounting
  - On the other hand, when it comes to sales: "Think global, act local."

The Kontron Group is on course for this global organization structure, in which local and regional functions will be increasingly centralized, without neglecting local sales. For example, although the Modules, Systems, Mobile Applications and complex EC Solutions divisions are currently still covered equally by all regional development and production centers in Europe, America and Asia, by 2007 these strategic segments will be controlled centrally by global divisions. From 2008, the divisions will be divided into market-oriented sectors. Ultimately, it is our customer who pays our bills, and with market-oriented global divisions, Kontron will be very close to its customers.

By adopting this borderless orientation, Kontron is taking the next step towards becoming a "global group"; admittedly still far removed from the transnational giants in terms of size, but with a standard of philosophy and organization which will be able to cope with the global economic demands of the years ahead.

Die Kontron-Gruppe befindet sich auf dem Weg zu dieser globalen Organisationsstruktur, in der die lokalen und regionalen Funktionen zunehmend zentralisiert werden, ohne den Vertrieb vor Ort zu vernachlässigen. Werden zum Beispiel derzeit noch die Bereiche Module, Systeme, mobile Anwendungen und komplexe EC-Lösungen von allen regionalen Entwicklungs- und Produktions-Centern in Europa, Amerika und Asien gleichermaßen abgedeckt, so sollen bis zum Jahr 2007 diese strategischen Felder zentral von globalen Divisionen gesteuert werden. Ab 2008 sollen die Divisionen nach marktorientierten Sektoren gegliedert sein. Letztendlich zahlt der Kunde unsere Rechnungen und mit marktorientierten globalen Divisionen wird Kontron ganz nahe am Kunden sein.

49° 27' N

Nuremberg


kontron
HMI - custom design for a winning team!

16:40

+++ Fair in Nuremberg employees/customers in conversation +++



Mit dieser grenzenlosen Ausrichtung vollzieht die Kontron AG den nächsten Schritt zum „Weltkonzern"; zwar in der Größenordnung noch weit entfernt von den transnationalen Giganten, aber in der Philosophie und Organisation auf einem Standard, der den globalen ökonomischen Anforderungen der nächsten Jahre gerecht wird.



Anwendungen - Grenzenlose Möglichkeiten

Applications - endless possibilities





Es ist sinnlos zu sagen: Wir tun unser Bestes.

Es muß dir gelingen, was erforderlich ist.

Winston Churchill





➢ Applications - endless possibilities

➤ Anwendungen - Grenzenlose Möglichkeiten

48° N

Eching





+++ Staff leaving the Kontron building at the end of a working day +++

18:12

The potential applications of embedded computer technology (ECT) are virtually unlimited. Embedded computers are "electronic brains" based on hardware and software, which are designed to equip an enormous range of systems and appliances with intelligence. The market for this technology has been one of the world's highest growth markets since its creation just under twenty years ago. Embedded computer systems not only make everyday life easier in many different areas, but are used above all as industrial special solutions in a wide range of different applications. Kontron is not a provider of standard products, but develops highly complex technologies and supplies original equipment manufacturers (OEMs), system integrators and application providers in many different market segments, ranging from data and telecommunications, automation and medical technology through security and military technology to lottery and consumer applications. Kontron's systems, for example, control high speed trains, welding robots, dialysis and X-ray machines, as well as gambling machines in Las Vegas. Complex ECT systems network fleets of jeeps, control data flows in cell phone networks, ensure security and speed on the Internet and are deployed in the latest Advanced Telecom Computing Architecture (ATCA) telecommunications standard. Kontron, however, is also focusing on embedded computer solutions

Die Einsatzmöglichkeiten der Embedded Computer-Technologie (ECT) sind nahezu unbegrenzt. Embedded Computer sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Der Markt für diese Technologie ist seit seinem Entstehen vor knapp zwanzig Jahren nach wie vor einer der wachstumsstärksten der Welt. Embedded Computer-Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern werden vor allem als industrielle Speziallösungen in unterschiedlichsten Anwendungen eingesetzt. Kontron ist kein Anbieter von Standardprodukten, sondern entwickelt hochkomplexe Technologien und beliefert damit führende „Original Equipment Manufacturers" (OEMs), Systemintegratoren und Anwendungsanbieter in unterschiedlichsten Marktsegmenten wie der Daten- und Telekommunikation, der Automatisierung, der Medizintechnik, der Sicherheits- und Militärtechnik bis hin zu Lotterie- und Konsumentenanwendungen. Die Systeme von Kontron steuern zum Beispiel Hochgeschwindigkeitszüge, Schweißroboter, Dialyse- und Röntgengeräte wie auch Spielautomaten in Las Vegas. Komplexe ECT-Systeme vernetzen Jeep-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in dem neuesten Telekommunikations-Standard „Advanced Telecom Computing Architecture" (ATCA) eingesetzt. Aber auch in anderen innovativen Anwendungsgebieten setzen Embedded Computer-Lösungen von Kontron Akzente. Hier einige aktuelle Beispiele:

Minicomputer für die Internationale Raumstation ISS

Kontron-Produkte kommen mittlerweile auch im Weltraum zum Einsatz. Auf der Internationalen Raumstation ISS sorgen die Systeme für den reibungslosen Ablauf des Forschungsprojekts DECLIC. Gemeinsam untersuchen hier die NASA und die französische Weltraumbehörde CNES den Einfluss von unterschiedlichen Temperaturen auf verschiedene Stoffe wie z.B. Flüssigkeiten und Metalle im schwerelosen Raum. Kontron Technologie findet sich im Rahmen des DECLIC-Projekts auf der ISS in Geräten zur elektronischen





in other innovative application areas. Here are a few current examples:

Minicomputer for the ISS international space station

Kontron products are now also being used in space. On the ISS international space station, the systems ensure the smooth running of the DECLIC research project. Here, NASA and the French space authority CNES are jointly researching the effect of different temperatures on various substances such as liquids and metals in gravity-free space. As part of the DECLIC project, Kontron technology can be found on the ISS in systems for electronic temperature control and electronic data acquisition, designed by Amsterdam University.

High tech for Taiwan's police

In Taiwan, there are a good three times as many people in prison as there are in Germany, in proportion to the size of the population. In particular, organized gangs from China, the triads, some of which count up to 40,000 members, make life difficult for the Taiwanese police. In their war against drug dealing, money laundering and gambling, however, Taiwan's police can now rely on Kontron's high tech systems. A robust GPS-compatible computer system gives officers sitting in their police cars immediate access to important data from the central police computer. The information can easily be called up and managed. Kontron technology is programmed in such a way that it can be flexibly expanded to include other functionalities as required.

Temperaturkontrolle sowie elektronischen Datenerfassung wieder, die von der Universität Amsterdam konstruiert wurden.

Hightech für Taiwans Polizisten

In Taiwan sitzen proportional zur Einwohnerzahl gesehen, gut drei Mal mehr Menschen im Gefängnis als in Deutschland. Vor allem organisierte Banden aus China - so genannte Traiden - die teilweise bis zu 40.000 Mitglieder haben, machen der taiwanesischen Polizei das Leben schwer. Doch im Kampf gegen Drogenhandel, Geldwäsche und Glücksspiel kann Taiwans Polizei jetzt auf Hightech-Geräte von Kontron zurückgreifen. Ein robustes GPS-taugliches Computersystem ermöglicht den Beamten bereits in ihren Polizeiwägen den sofortigen Zugriff auf wichtige Daten des zentralen Polizeicomputers. Die Informationen können problemlos abgerufen und verwaltet werden. Die Kontron-Technologie ist so programmiert, dass sie bei Bedarf flexibel um weitere Funktionalitäten erweitert werden kann.

Narrow Casting in Südasien

Auch wer durch Einkaufszentren in Südasien flaniert, begegnet Kontron. ECT-Module befinden sich hier in LCD-Flachbildschirmen, die in Aufzügen die Menschen mit interaktiven Werbe-

23° 48' N

Fremont

+++ Quality control +++





09:12

Narrow Casting in Southern Asia

Anyone strolling through shopping centers in Southern Asia will come across Kontron. ECT modules are located here in LCD flat screens, delivering interactive advertising messages to people in elevators. This narrow casting allows advertizing messages to be sent to a selected audience. Kontron technology ensures the system's interactivity, and allows user data to be stored and called up.

ECT on the roof of the world

On the roof of the world, in Tibet, Kontron has equipped the stations of the new Qinghai-Tibet railway line (official opening scheduled for 2006) with ECT modules. Kontron's systems operate in the individual stations, controlling rail signals and points. The Qinghai-Tibet line is the highest and – at over 1,100 kilometers long – the longest highland railway in the world. It runs from the city of Germu in the Southern Chinese province of Qinghai along a southwards course to Lhasa, the capital of Tibet. As Kontron's ECT modules will be used in Tibet in extremely rough, desert-like terrain, their design had to be extremely robust.



Digital X-ray images for Philips

Kontron's embedded computer systems are also used globally in medical technology. Based on years of experience, the company is familiar with the requirements of physicians and hospitals. Philips, for example, relies on HMI modules from Kontron for its X-ray systems. This modern technology is harnessed in the control and graph units of the X-ray systems, enabling extremely accurate diagnoses. The X-ray image itself is available as a digital file and can be transmitted over a hospital's intranet.

Portable ultrasound machine

Ultrasound scanning is now a routine method of diagnosing heart diseases. Thanks to Kontron's ETX modules, patients no longer have to leave their beds as they did previously. The mini-computers form the core component of a GE



botschaften versorgen. Dieses „Narrow Casting" ermöglicht das Absenden von Werbebotschaften an einen ausgewählten Empfängerkreis. Die Kontron-Technologie gewährleistet dabei die Interaktivität des Systems und ermöglicht, Daten der Nutzer zu speichern und abzurufen.

ECT auf dem Dach der Welt

Auf dem Dach der Welt, in Tibet, hat Kontron die Stationen der neuen Eisenbahnlinie Qinghai-Tibet, die 2006 eingeweiht werden soll, mit ECT-Modulen ausgestattet. Die Systeme von Kontron kommen in den einzelnen Stationen zum Einsatz und kontrollieren Bahnsignale und Weichen. Die Strecke Qinghai-Tibet ist die am höchsten gelegene und – mit einer Länge von über 1.100 Kilometern – längste Hochlandeisenbahn der Welt. Sie führt von der Stadt Germu in der südchinesischen Provinz Qinghai südwärts bis nach Lhasa, der Hauptstadt Tibets. Die ECT-Module von Kontron kommen in Tibet in extrem rauen, wüstenähnlichen Landstrichen zum Einsatz und mussten deshalb äußerst robust konstruiert werden.

Digitale Röntgenbilder für Philips

Auch in der Medizintechnik werden weltweit Embedded Computer-Systeme von Kontron eingesetzt. Das Unternehmen kennt die Bedürfnisse von Ärzten und Krankenhäusern aus jahrelanger Erfahrung. Philips beispielsweise vertraut bei seinen Röntgensystemen auf HMI-Module von Kontron. Die moderne Technik kommt in Kontroll- und Graphikeinheiten der Röntgensysteme zum Einsatz und ermöglicht äußerst präzise Diagnosen. Das Röntgenbild selbst steht als digitale Datei zur Verfügung und kann über das interne Netzwerk eines Krankenhauses verschickt werden.

TOP 10 Kunden 2005

Customer / Kunde	Market / Marktsegment
Russian power Management systems	energy
ABB	automation
Williams	gaming
Juniper	telecoms
Trumpf	automation
GE Medical	medical
Bombardier	railway
Avaya	telecoms
General Dynamics	military
Heidelberger Druck	automation

TOP 10 customers in 2005
TOP 10 Kunden 2005



Healthcare portable diagnosis system weighing only five kilos. This medical machine enables doctors to make a wireless real time diagnosis and to transmit the values immediately to central archiving systems or to other physicians.



Robust solutions in the energy sector

In the energy sector, Kontron is providing ECT modules which meet all ATEX directives on the protection of equipment in potentially explosive atmospheres. For example, Kontron embedded computers are at work on drilling rigs in the North Sea, the Gulf of Mexico, the Middle East and Canada to monitor oil and gas boreholes. Thanks to special infrared technology by Kontron, the systems are extremely resistant. The so called Triton technology also enables speedy repair and maintenance of drilling systems.

Tragbares Ultraschallgerät

Die Ultraschall-Untersuchung ist heute die Routinemethode zur Diagnose von Herz-Erkrankungen. Durch sogenannte ETX-Module von Kontron müssen Patienten jetzt dazu nicht mehr wie früher ihr Bett verlassen. Die Minicomputer sind Herzstück eines nur fünf Kilo schweren, tragbaren Diagnosesystems von GE Healthcare. Das medizinische Gerät ermöglicht dem Arzt eine drahtlose Echtzeit-Diagnose und damit die sofortige Übertragung der Werte an zentrale Archivierungssysteme oder an andere Mediziner.

Robuste Lösungen im Energiesektor

Im Energiesektor stellt Kontron ECT-Module bereit, die alle ATEX-Richtlinien zum Schutz von Geräten in explosionsgefährdeten Bereichen erfüllen. So kommen beispielsweise auf Bohrinseln in der Nordsee, im Golf von Mexiko, im Mittleren Osten oder Kanada Embedded Computer von Kontron zum Einsatz, mit deren Hilfe Öl- und Gasbohrungen überwacht werden. Durch eine spezielle Infrarottechnik von Kontron sind die Systeme extrem widerstandsfähig. Die so genannte Triton-Technologie ermöglicht es außerdem, die Bohranlagen zügig zu reparieren und zu warten.





Die Kontron-Aktie

The Kontron share

Wahre Größe ist...



...wenn das Große auch im Kleinen funktioniert.





39° 55' N

Beijing

23:01

➤ The Kontron share
➤ Die Kontron-Aktie



+++ Asia: Kontron employee in a telephone conference with USA and Germany +++

Performance in 2005

Kontron AG is well ranked at number 16 of the 30 high tech companies listed in the TecDAX Index. Since the collapse of the New Market in 2002, Kontron's share price has risen steadily - 116 percent in 2003 following the excessive all-time lows in 2002, 10.5 percent in 2004 and now 10.2 percent in 2005. As a result, Kontron's shares substantially outperformed the TecDAX in 2003 and 2004, and fell just below it in 2005. Over the same period however, the operating result of the Kontron Group in-creased fivefold. In 2005, the operating result also rose more strongly than the share price.

Increasingly targeted by fund managers

Since November 2005, Kontron's shares have again been visibly attracting interest from

Performance in 2005

Die Kontron AG ist als Nummer 16 unter den 30 im Index TecDAX geführten Hightech-Unternehmen gut platziert. Seit dem Zusammenbruch des Neuen Marktes in 2002 steigt die Kontron-Aktie kontinuierlich. 116 Prozent in 2003 nach den extremen Tiefstkursen in 2002, 10,5 Prozent in 2004 und jetzt 2005 10,2 Prozent. Damit lag die Kontron-Aktie 2003 und 2004 deutlich über und 2005 knapp unter der TecDAX Entwicklung. In derselben Zeit hat sich jedoch auch das operative Ergebnis der Kontron Gruppe verfünffacht. Auch in 2005 ist das operative Ergebnis stärker als der Aktienkurs gestiegen.

Zunehmend im Visier der Fonds-Manager

Seit November 2005 ist die Kontron-Aktie wieder zusehends in das Interesse der Analysten und Investoren gerückt. 2005 wurde das Unternehmen von acht namhaften Privat- und Großbanken gecovert. Die Ratings waren überwiegend sehr gut. Zudem haben wir seit Beginn des vierten Quartals 2005 wieder 65 Investorenbesuche durchgeführt. Ebenso konnte Kontron bei sechs Investorentagungen präsentiert werden. Auch die fulminante Aufholjagd des Aktienkurses in 2006 belegt das neu erwachte Interesse. So lag die Kontron-Aktie am 28. Februar 2006 mit 9,63 Euro bereits 28 Prozent über dem Jahresendkurs 2005.

Strategieänderung

Aufgrund der hohen Auftragseingänge hat das Kontron Management im Juni 2005 beschlossen, sich voll auf organisches Wachstum zu konzentrieren und keine weiteren Firmenakquisitionen vorzunehmen. Den hierbei frei werdenden Cashüberhang will Kontron in Form eines Aktienrückkaufprogrammes an die Aktionäre zurückgeben. So wurden auf der Basis des Hauptversammlungsbeschlusses vom 30. Juni 2004 bis zum Ende des Jahres 2005 rund 1 Million Aktien im analysts and investors. In 2005 the company was covered by eight renowned private and large banks, mainly with very good ratings. Additionally, since the start of the fourth quarter 2005 we have again made 65 investor visits. Kontron has also been presented at six investor conferences. The dynamic upsurge in the share price in 2006 is further proof of newly awakened interest. On 28 February 2006 Kontron's shares were already up 29 percent on the 2005 year-end price, at EUR 9.63.



48° 50' N

Deggendorf

Change of strategy

Owing to the high level of incoming orders, in June 2005 Kontron's management decided to focus fully on organic growth and to refrain from any further company acquisitions.

Wert von ca. 6,3 Mio. Euro zurückgekauft. Diese Aktien werden zum Teil auch zur Bedienung von Mitarbeiterprogrammen eingesetzt. Für die Aktionäre bedeutete diese Maßnahme einen deutlich geringeren Verwässerungseffekt. Auch 2006 wird Kontron weiter eigene Aktien rückkaufen.

16:01


07:01 am
Fremont, USA
11:01 pm

+++ Telephone conference seen from the German point of view +++

Institutions and analysts
Institute und Analysten

Institute & Analysten

Institution / Institut	Analyst / Analyst
Cheuvreux	Bernd Laux
Dresdner Kleinwort Wasserstein	Yasmin Majewski
DZ-Bank	Adrian Pehl
Hypo Vereinsbank	Roland Pitz
Landesbank Baden-Württemberg	Alexandra Hauser
Sal. Oppenheim	Alla Gorelova
SES Research	Malte Schaumann
WestLB Equity Markets	Adrian Hopkinson

Kontron plans to return the cash surplus freed up by this to shareholders in the form of a share buyback program. On the basis of the Shareholders' Meeting resolution of June 30, 2004, around million shares valued at approximately EUR 6.3 million were bought back by the end of 2005.

Erstmalige Zahlung einer Dividende

Aufgrund des guten Geschäftsverlaufs und der Strategieänderung mit Fokus auf organisches Wachstum wird Kontron bei der Hauptversammlung für das Geschäftsjahr 2005 erstmalig die Zahlung einer Dividende vorschlagen. Dies ist

— TecDAX
— Kontron AG



Kontron AG - TecDAX - 03.01.2005 bis 28.02.2006
TecDAX Index
Kontron EUR
Fulminante Aufholjagd seit Oktober 2005
Dynamic uptrend since October 2005
900
850
800
750
700
650
600
550
500
450
400
10,0
9,5
9,0
8,5
8,0
7,5
7,0
6,5
6,0
5,5
03.01.2005
31.03.2005
30.06.2005
30.09.2005
30.12.2005
28.02.2006

The Share in figures
Die Aktie in Zahlen

Die Aktie in Zahlen

	2005	2004
Earnings per share Ergebnis je Aktie	31 Cent	28 Cent
Operat. cash flow per share Operativer Cash Flow je Aktie	25 Cent	31 Cent
Equity per share on 31/12 Eigenkapital je Aktie per 31.12.	4,79 Euro	4,22 Euro
Number of shares on 31/12 Aktienzahl per 31.12.	48,9 Mio. Euro	45,6 Mio. Euro
Highest price per share Höchstkurs	7,87 Euro	8,69 Euro
Lowest price per share Tiefstkurs	5,98 Euro	5,59 Euro
Price per share end of year Jahresendkurs	7,47 Euro	6,75 Euro
Market capitalization on 31/12 Marktkapitalisierung per 31.12.	365,3 Mio. Euro	308,2 Mio. Euro

Some of these shares were also used to service employee programs. For shareholders, this measure meant a significantly lower share dilution effect. Kontron will also be buying back shares in 2006.

First dividend payment

In view of the good business developments and the change in strategy to focus on organic growth, Kontron will propose a first dividend payment for fiscal 2005 at the upcoming general meeting of shareholders. This is an additional step enabling the shareholders to participate in the sound business developments.

There were around 76,000 shareholders at the end of 2005; proof that private investors have faith in Kontron. Major shareholders notably include Fidelity and DWS / Deutsche Asset, which each hold a 10 percent stake in Kontron. The management holds 6 percent of Kontron's shares.

ein weiterer Schritt, die Aktionäre an der guten Geschäftsentwicklung teilhaben zu lassen.

Die Zahl der Aktionäre lag Ende 2005 bei ca. 76.000; der Beweis, dass gerade Privatanleger in Kontron vertrauen. An Großaktionären sind insbesonders Fidelity und DWS/Deutsche Asset zu nennen, welche jeweils über 10 Prozent an Kontron halten. Das Management besitzt 6 Prozent der Kontron Anteile.



➤ We always have the solution ...

➤ Wir haben die passende Lösung ...





cPCI Value Line/PICMG 1.0



Panel PC



ETX express

... in Industriesteuerungen

... in der Automatisierungstechnik

... in Gaming Anwendungen







... in industrial control

... in automation

... in gaming

... in telematic and transportation

... in traffic control

... in POS/POI









... in der Telematik/im Transportwesen

... in der Verkehrstechnik

... in POS/POI


kontron

In-Vehicle Computer



VME/CompactPCI System



3.5" SBC JRex



Embedded Motherboard

In-Vehicle Computer

Mobile Rugged Computers

Rackmount IPC

ETX









... in der Sicherheitstechnik

... im Energiesektor

... in der Medizintechnik









...in security

...in energy

...in medical

...in mobile applications

...in telecommunications

...in custom engineering









... in mobilen Anwendungen

... in der Telekommunikation

... in kundenspezifischen Entwicklungen









ePanel PC

CompactPCI

AdvancedTCA

AdvancedMC

Custom Hardware, Software, Networking

➤ Konton - a 24-hour overview

➤ Kontron - ein 24-Stunden Überblick

+++ Sung Shan Airport Taipei - shipment of Kontron goods +++

Taipei

15.33





07.33

Eching

+++ Suburban railway station - arriving Kontron staff +++

+++ Kontron developer finishing the day's work by closing his laptop +++

San Diego

23:14





08:14

Kaufbeuren

+++ German developer continuing work of his US colleague +++

+++ Arrival, handing over and receipt of goods +++

Hamburg

11:37





19:37

Shanghai

+++ Rush hour Asia +++

+++ Outgoing goods area +++

Penang

12:28





15:28

Moscow

+++ Kontron's telephone support service +++

+++ Strategy meeting +++

Quebec

10:40





16:40

Nuremberg

+++ Fair in Nuremberg - employees and customers in conversation +++

+++ Staff leaving the Kontron building at the end of a working day +++

Eching

18:12





09:12

Fremont

+++ Quality control +++

+++ Asia: Employee in a telephone conference with USA and Germany +++

Beijing

23:01





16:01

Deggendorf

+++ Telephone conference seen from the German point of view +++

➤ Financial Statement 2005

➤ Jahresabschluss 2005

"The English versions of the Group Management Report, the Financial Report, the Annex to Consolidated Financial Statements 2005 and of the Independent Auditors' Report are a translation of the German text, which is the sole authoritative version."

➤ I. Group Management Report for the business year 2005

➤ I. Konzernlagebericht für das Geschäftsjahr 2005

Kontron AG is a globally active manufacturer of embedded computer technology (ECT). Embedded computers are independently acting, intelligent electronic brains controlling and steering technical devices, equipment, systems and applications. Since its inception some 20 years ago, the market for embedded computer technologies has continued to rank as one of the areas showing the most dynamic growth rates. The virtually unlimited application potential of ECT is one of the reasons driving these developments: the technology is found in many products of daily life, but is also powering specific and specialized industrial applications, from automation all the way through to security and defense technologies. Kontron is not a provider of standard products, but develops and manufactures highly complex, sophisticated technologies and supplies original equipment manufacturers (so-called OEMs), system integrators and application providers in market segments such as IT, telecommunications, industrial automation technologies and power engineering.

Kontron AG acts as the central sales and financial holding within the Kontron Group, which includes the 100% subsidiaries Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH, Kaufbeuren, as well as Kontron Technology, Hørsholm/Denmark, Kontron Canada Inc., Montreal/Canada and Kontron America Inc., San Diego/USA. The Group also holds an 82.5% stake in Kontron Asia Inc., Taipeh/Taiwan, and a 57.0% stake in RT Soft ZAO, Moscow/Russia. With the merger of the newly acquired Dolch Computer Systems Inc., Fremont/USA with Kontron America Inc. and the merger of the German subsidiaries Kontron CSS GmbH, Kaufbeuren and Kontron GmbH & Co. KG, Hamburg with Kontron Embedded Modules GmbH, Deggendorf, the Group structure was further streamlined by a considerable measure in 2005. By merging various locations, integrating subsidiaries, as well as centralizing the production and logistics centers in America, as well as in Asia, Germany and Russia, Kontron has further boosted its efficiency as part of the "profit improvement program (PIP)" in 2005.

Demand for embedded computer systems continues to accelerate

The year 2005 was characterized by a strong global economy. Growth impulses were emanating especially from the technology sector. Moreover, the domestic German economy also began investing in high tech again.

The market for embedded computer technologies was able to benefit substantially from these investments. Kontron and other embedded computer companies that successfully weathered the strong branch consolidation process of the years 2002 and 2003, were able to record marked growth in the past business year. In 2005 the power engineering and telecommunications sales markets were the strongest engines of growth in the embedded

Die Kontron AG ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Markt für die Embedded Computer Technologien ist seit seinem Entstehen vor knapp zwanzig Jahren nach wie vor einer der wachstumsstärksten der Welt. Denn die Einsatzmöglichkeiten sind nahezu unbegrenzt: im Alltagsleben, vor allem aber in industriellen Spezialanwendungen, von der Automatisierung bis zur Sicherheitstechnik. Kontron ist kein Anbieter von Standardprodukten, sondern entwickelt und produziert hochkomplexe Technologien und beliefert damit führende Originalgerätehersteller (sogenannte Original Equipment Manufacturers; kurz: OEMs), Systemintegratoren und Anwendungsanbieter in Marktsegmenten wie der Daten- und Telekommunikation, der industriellen Automatisierungstechnik und der Energietechnik.

Zum Konzern der Kontron AG, die innerhalb des Kontron Konzerns als zentrale Vertriebs- und Finanzholding dient, gehören die 100%-igen Töchter Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH, Kaufbeuren, Kontron Technology, Hørsholm/Dänemark, Kontron Canada Inc., Montreal/Kanada und die Kontron America Inc., San Diego/USA. Ferner gehören noch zum Konzern die Kontron Asia Inc., Taipeh/Taiwan mit einer Beteiligungsquote von 82,5% und die RT Soft ZAO, Moskau/Russland mit einer Beteiligungsquote von 57,0%. Mit der Verschmelzung der in 2005 neu erworbenen Dolch Computer Systems Inc., Fremont/USA auf Kontron America Inc. und der Verschmelzung der deutschen Tochtergesellschaften Kontron CSS GmbH, Kaufbeuren und Kontron GmbH & Co. KG, Hamburg auf die Kontron Embedded Modules GmbH, Deggendorf wurde 2005 die Konzernstruktur weiter wesentlich vereinfacht. Durch die Zusammenführung verschiedener Standorte, die Integration von Tochterunternehmen sowie die Zentralisierung der Produktions- und Logistikzentren sowohl in Amerika wie auch in Asien, Deutschland und Russland hat Kontron 2005 im Rahmen des „profit improvement program (PIP)" die Effizienz weiter gestärkt.

Die Nachfrage nach Embedded Computer Systemen beschleunigt sich kontinuierlich

Das Jahr 2005 zeichnete sich durch eine robuste weltweite Wirtschaft aus. Wachstumsimpulse gingen insbesondere vom Technologiebereich aus. Auch der Heimatmarkt Deutschland investierte wieder in High Tech.

Der Markt für Embedded Computer Technologie konnte davon deutlich profitieren. Kontron und andere Embedded Computer Unternehmen, die den starken Konsolidierungsprozess der Branche in den Jahren 2002 und 2003 erfolgreich überstanden haben, konnten im abgelaufenen Geschäftsjahr deutlich wachsen. 2005 waren die Absatzmärkte Energie und Telekom die stärksten Wachstumstreiber in der Embedded Computer Industrie. Regional computer industry. In terms of regions, especially the Far East and Chinese markets generated the major shares of sales growth in the embedded computer market. Kontron was also able to achieve sound gains in these markets.

Double digit growth throughout the Group

In the past six years Kontron has generated steady growth. In 2005, sales rose strongly based on organic growth and due to acquisitions to EUR 300.4 million, representing a 15% gain over 2004 (EUR 262.1 million). Business developments gained sustained dynamics from quarter to quarter. In the course of the year, production bottlenecks occurred due to the relocation of production activities to Roding, and to Poway/USA. Given the strong sales in the fourth quarter the delivery delays in most products were compensated for.

Orders on hand and design wins reach record level

Orders on hand developed even more dynamically than sales, surging from EUR 100 million at the beginning of the year to EUR 151 million as of December 31, 2005, marking a leap by more than 50%. This represents the largest volume of orders on the book in the history of the company. In 2005, Kontron also recorded a strong increase in design wins (customer intentions to deploy embedded computers by Kontron in their next product generations). In this area, volume moved up to more than EUR 175 million, over EUR 120 million in the previous year.

High growth rates in the emerging markets

Kontron generated the strongest growth in the emerging markets of Russia, the Far East and China. Sales in these regions shot up by almost 60% from EUR 34.1 million to EUR 55.7 million. In Russia, the energy branches oil, electricity and gas proved especially strong growth drivers. But also on the European domestic markets, Kontron posted strong gains in the region of 13% in 2005. Here, many investments deferred in previous years were given the green light.

In 2005, Kontron experienced steady developments on the American market. Following on the very high growth rates of the years 2003 and 2004, organizational adjustments and the relocation of company headquarters to Poway initially put the brakes on growth. Already by the fourth quarter, however, sales on the American market moved up sharply to more than EUR 31 million, following just under EUR 27 million in the previous quarter.

With regard to the vertical markets, Kontron recorded the strongest sales in telecommunications and automation applications. The energy sector and security technologies also provided strong impetus.

konnten insbesonders die Märkte in Fernost und China das größte Umsatzwachstum im Embedded Computer Markt erzielen. Auch Kontron konnte in diesen Märkten gute Zuwächse verzeichnnen.

Zweistelliges Umsatzwachstum im Konzern

Kontron ist in den vergangenen sechs Jahren kontinuierlich gewachsen. Auch 2005 konnte der Umsatz wieder kräftig sowohl durch organisches Wachstum als auch durch Akquisitionen auf EUR 300,4 Mio. gesteigert werden. Das bedeutet ein Plus von 15% gegenüber 2004 (EUR 262,1 Mio.). Dabei gewann das Geschäft von Quartal zu Quartal nachhaltig an Dynamik. Unterjährig ergaben sich als Folge der Produktionsverlagerungen nach Roding und nach Poway/USA Produktionsengpässe. Durch die starken Umsätze im vierten Quartal konnten die Lieferverzögerungen bei den meisten Produkten wieder kompensiert werden.

Auftragsbestand und Design Wins auf Rekordniveau

Noch dynamischer als der Umsatz entwickelte sich der Auftragsbestand, der von EUR 100 Mio. zu Jahresbeginn um über 50% auf EUR 151 Mio. zum 31.12. anstieg. Damit waren die Auftragsbücher so gefüllt wie noch nie in der Geschichte des Unternehmens. Einen kräftigen Anstieg konnte Kontron 2005 auch bei den Design Wins (Vorhaben des Kunden, einen Embedded Computer von Kontron bei der nächsten Gerätegeneration einzusetzen) verzeichnen. Hier stieg das Volumen auf über EUR 175 Mio. gegenüber EUR 120 Mio. im Vorjahr.

Hohe Steigerungsraten in den Emerging Markets

Das stärkste Wachstum konnte Kontron in den Emerging Markets Russland und Fernost / China erzielen. Der Umsatz in diesen Regionen ist von EUR 34,1 Mio. auf EUR 55,7 Mio. um nahezu 60% gestiegen. Besonders die Energiebranchen Öl, Elektrizität und Gas haben Kontrons Wachstum in Russland angekurbelt. Aber auch im Heimatmarkt Europa legte Kontron 2005 kräftig um 13% zu. Hier wurden viele verschobene Investitionen aus Vorjahren nachgeholt.

Der amerikanische Markt hat sich 2005 für Kontron konstant entwickelt. Nach den sehr hohen Wachstumsraten der Jahre 2003 und 2004 haben zunächst organisatorische Anpassungen und der Umzug des Firmenhauptsitzes nach Poway das Wachstum gebremst. Aber bereits im vierten Quartal erreichte Amerika wieder einen kräftigen Sprung auf über EUR 31 Mio. nach knapp EUR 27 Mio. im Vorquartal.

In den vertikalen Märkten erzielte Kontron bei Anwendungen in der Telekommunikation und der Automation die höchsten Umsatzerlöse. Starke Impulse gingen ebenso vom Energiesektor sowie der Sicherheitstechnik aus.

Financial position: High liquidity reserves for future growth and share buybacks – first time proposal of dividend disbursement

At the end of 2005 the Kontron Group's gross assets amounted to EUR 338 million compared with EUR 279 million at the end of 2004. The share of short-term current assets on the balance sheet was 57 %. Liquid funds stood at EUR 53.3 million. This was offset by EUR 3.4 million short-term indebtedness to banks, as well as EUR 35.8 million long-term bank landings, including a convertible bond. Net cash on hand of EUR 14.1 million remained.

In addition to liquid funds, Kontron had available credit lines at its disposal and thereby holds total liquidity in excess of EUR 74 million - a solid foundation on which to exploit future growth opportunities and secure the corporate targets and objectives.

In 2005 Kontron generated an operative cash flow of EUR 12.1 million. Some EUR 29.7 million were committed to investments, while EUR 13.1 million were earned on financing activities. In 2005, the three focus areas of investment were company takeovers at EUR 15.8 million (mainly the acquisition of Dolch, Fremont), investments in new products (EUR 6.5 million) and replacement investments of EUR 6.2 million.

In 2005 Kontron resolved not to make any more acquisitions over the medium term, thereby enabling surplus liquidity to be increasingly utilized for share buybacks. In the year under review, based on a shareholders' resolution of June 30, 2004, own shares amounting to a volume of EUR 6.3 million were bought back. Proceeding on the good liquidity situation, the share buybacks will also continue in 2006. Moreover, the Management Board and Supervisory Board of Kontron AG are proposing to pay a first time dividend of 10 cents per share.

As of December 31, 2005 long-term assets stood at EUR 123 million, excluding latent tax (December 31, 2004: EUR 108 million). This increase includes investments in the acquisition of company stakes, particularly in Dolch Inc. Equity (including minority interest) rose by EUR 41 million to a total of EUR 234 million. The equity position on the balance sheet comes in at 69.2 %. All in all, Kontron has succeeded in further bolstering the corporation's sound financial situation.

The balance sheet and income structure changed as a result of the final acquisition accounting for the Dolch Group that was acquired in the first half of 2005. An order from the US subsidiary Dolch contributing payment receipts of EUR 3 million in the 2005 business year was reclassified from sales and earnings to reduction of the preliminary goodwill formed at the beginning of the year, as the transaction had already originated in the year 2002. As a result, the goodwill of EUR 90 million reported in the previous quarter dropped to some EUR 85 million by the end of the year.

Finanz- und Vermögenslage: Hohe Liquiditätsreserven für zukünftiges Wachstum und Aktienrückkäufe – Erstmalige Zahlung einer Dividende vorgeschlagen

Das Brutto-Vermögen der Kontron Gruppe betrug Ende 2005 EUR 338 Mio. gegenüber EUR 279 Mio. Ende 2004. Der Anteil des kurzfristigen Vermögens an der Bilanzsumme lag bei 57 %. Der Bestand an liquiden Mitteln betrug EUR 53,3 Mio. Dem gegenüber standen EUR 3,4 Mio. an kurzfristigen Bankverbindlichkeiten sowie EUR 35,8 Mio. an langfristigen Bankkrediten incl. einer Wandelschuldverschreibung. Es verblieb ein Net-Cash-Bestand von EUR 14,1 Mio.

Neben den liquiden Mitteln verfügt Kontron über nicht ausgenutzte Kreditlinien und hat damit einen verfügbaren Finanzmittelbestand von über EUR 74 Mio. - ein solides Polster, um zukünftige Wachstumschancen zu realisieren und die Unternehmensziele abzusichern.

In 2005 erzielte Kontron einen operativen Cash Flow von EUR 12,1 Mio., für Investitionen wurden EUR 29,7 Mio. ausgegeben, aus Finanzierungstätigkeit wurden EUR 13,1 Mio. eingenommen. Die drei Schwerpunkte der Investitionen in 2005 betrafen mit EUR 15,8 Mio. Firmenübernahmen (vor allem Dolch, Fremont), Investitionen in neue Produkte (EUR 6,5 Mio.) und Ersatzinvestitionen (EUR 6,2 Mio.).

Kontron hat 2005 beschlossen, mittelfristig keine Akquisitionen durchzuführen, so dass die überschüssige Liquidität zunehmend für Aktienrückkäufe genutzt werden kann. So wurden im Berichtsjahr auf Basis des Hauptversammlungsbeschlusses vom 30. Juni 2004 eigene Aktien mit einem Volumen von EUR 6,3 Mio. rückgekauft. Auf Basis der guten Liquidität sollen die Aktienrückkäufe auch in 2006 fortgesetzt werden. Des weiteren schlagen Vorstand und Aufsichtsrat der Kontron AG vor, für das Geschäftsjahr 2005 erstmalig eine Dividende von 10 Cent je Aktie auszuschütten.

Das langfristige Vermögen ohne latente Steuern beträgt zum 31. Dezember 2005 EUR 123 Mio. (Vorjahr: EUR 108 Mio.). Die Erhöhung beinhaltet Investitionen in den Erwerb von Firmenanteilen, insbesondere der Dolch Inc. Das Eigenkapital (inklusive Anteile in Fremdbesitz) hat sich um EUR 41 Mio. auf EUR 234 Mio. erhöht. Der Anteil des Eigenkapitals an der Bilanzsumme beträgt 69,2 %. Insgesamt hat Kontron damit die solide Finanz- und Vermögenslage noch weiter ausgebaut.

Die Bilanz- und Ergebnisstruktur hat sich im Rahmen der abschließenden Erwerbsbilanzierung für die im ersten Halbjahr 2005 erworbene Dolch-Gruppe verändert. Ein Auftrag der US-Tochter Dolch mit einem Zahlungseingang von knapp EUR 3 Mio. im Geschäftsjahr 2005 wurde von Umsatz und Ertrag gegen die Reduzierung des zu Jahresanfang gebildeten, vorläufigen Goodwills umgegliedert, da das Geschäft seinen Ursprung bereits im Jahr 2002 hatte. Vornehmlich hierdurch reduzierten sich die insgesamt in der Konzernbilanz ausgewiesenen Firmenwerte in Höhe von EUR 90 Mio. im Vorquartal auf rund EUR 85 Mio. zum Jahresende.

Further increase in earning power

As with revenue, operating income was also boosted from quarter to quarter in a continuous and sustained manner. All in all, operating earnings (EBIT) in 2005 rose to EUR 22.6 million following on EUR 19.3 million in the prior year. All regional segments and product segments made positive contributions to the EBIT result, whereby the highest EBIT margins were achieved in the emerging markets, and the highest sums in absolute terms were recorded in Europe. At EUR 3.6 million, EBIT in the first quarter was primarily burdened by necessary restructuring measures following the acquisition of the US company Dolch. In the second and third quarter the costs incurred by the extensive measures for the merging of logistics locations in the United States and Germany prevented better performance. In the fourth quarter, however, a strong rise in EBIT to EUR 8.3 million was recorded.

The gross margin, i.e. sales minus sales input, also rose from EUR 127.3 million in the previous year to EUR 140.2 million. In 2005, the margin stood at 46.7%, which is below the previous year's figure of 48,6%. On the one hand, this is a temporary effect of the production relocations in 2005, while on the other hand, our key partner and supplier Intel® succeeded in further expanding its market position in 2005. As a result, some bottlenecks were encountered in 2005 and the price reductions in Intel® products were disproportionately low by comparison with the price cuts usually granted.

Kontron's annual net profit stood at EUR 16.5 million, which is the best result in Kontron's history. This resulted in a profit of 31 cent per share (diluted), following on 28 cents in the previous year.

New highly qualified staff driving further growth

In the 2005 business year the workforce was expanded from 1,832 members of staff (December 2004) to 2,382 employees as of December 2005. This increase includes more than 400 new employees at the Penang plant and out of the Dolch acquisition. The research and development area was bolstered in particular. By comparison with 694 employees at the end of 2004, there were 772 highly qualified members of staff active in this area by the end of 2005 – representing one third of the total workforce. With these resources, Kontron holds the strongest potential of highly qualified engineers in the ECT industry. German engineers are cooperating with engineers in East Europe, thereby achieving a cost efficient organization in the area of ECT development.

In the 2005 business year the costs in the research and development area amounted to some EUR 25.6 million. Development results can be subdivided into work on new, basic technologies, and the processing of design wins, whereby the design wins account for the far greater share. Kontron has committed more than 100 members of staff to working on the design wins based on

Ertragskraft weiter gesteigert

Ebenso wie die Erlöse konnte auch das operative Ergebnis von Quartal zu Quartal nachhaltig und kontinuierlich gesteigert werden. Insgesamt wuchs das operative Ergebnis (EBIT) 2005 auf EUR 22,6 Mio. nach EUR 19,3 Mio. im Vorjahr. Alle regionalen Segmente und alle Produktsegmente haben positive Beiträge zum EBIT-Ergebnis geliefert, wobei die höchsten EBIT-Margen in den Emerging Markets, in absoluten Zahlen die höchsten Beiträge in Europa erzielt wurden. Mit EUR 3,6 Mio. war das EBIT im ersten Quartal vor allem noch durch die notwendigen Restrukturierungsmaßnahmen nach dem Erwerb der US-amerikanischen Firma Dolch belastet. Im zweiten und dritten Quartal verhinderten die Kosten für die umfangreichen Maßnahmen zur Zusammenlegung der Logistik- und Produktionsstandorte in Amerika und Deutschland eine noch bessere Entwicklung. Im vierten Quartal konnte hingegen wieder ein kräftiger EBIT-Sprung auf EUR 8,3 Mio. verbucht werden.

Auch die Rohmarge, also der Umsatz abzüglich Wareneinsatz, konnte von EUR 127,3 Mio. auf EUR 140,2 Mio. gesteigert werden. In 2005 lag die Marge mit 46,7% unter dem Vorjahr (48,6%). Dies ist zum Einen ein temporärer Effekt aus den Produktionsverlagerungen in 2005. Zum anderen konnte unser wichtiger Partner und Lieferant Intel® seine Marktposition in 2005 weiter ausbauen. Dadurch ergaben sich am Beschaffungsmarkt vereinzelt Engpässe und gegenüber den normalen Preisreduzierungen im Jahr 2005 nur unterproportionale Preissenkungen bei den Intel® Produkten.

Der Kontron-Jahresüberschuss lag bei EUR 16,5 Mio. – dies ist das beste Resultat in der Geschichte Kontrons. Es ergibt sich somit ein Gewinn von 31 Cent je Aktie (verwässert), nach 28 Cent im Vorjahr.

Neue hochqualifizierte Mitarbeiter für weiteres Wachstum

Im Geschäftsjahr 2005 wurde der Personalstand von 1.832 (Dezember 2004) auf 2.382 (Dezember 2005) ausgebaut. Diese Steigerung beinhaltet über 400 neue Mitarbeiter im Werk Penang als auch aus der Dolch Akquisition. Vor allem der Bereich Entwicklung und Forschung wurde gestärkt. Gegenüber 694 Mitarbeitern Ende 2004 arbeiten zum Jahresende 2005 772 hochqualifizierte Mitarbeiter in diesem Bereich – das ist ein Drittel der Gesamtbelegschaft. Damit besitzt Kontron das größte Potenzial an gut ausgebildeten Ingenieuren in der ECT Industrie. Dabei kooperieren deutsche Ingenieure mit Ingenieuren in Osteuropa und erzielen damit eine kostengünstige Organisation im ECT Entwicklungsbereich.

Die Kosten im Bereich Forschung und Entwicklung beliefen sich im Geschäftsjahr 2005 auf EUR 25,6 Mio. Die Entwicklungsergebnisse können in neue Basistechnologien und Abarbeitung von Design Wins unterteilt werden, wobei die Design Wins den wesentlich größeren Teil ausmachen. So arbeitet Kontron mit über 100 the new Advanced Telecom Computing Architecture (ATCA) technology, which will be deployed in the latest generation telecommunications infrastructures.

At the Penang location in Malaysia, the central manufacturing plant (Kontron Manufacturing Services) was acquired where some 400 employees are currently active. These considerably expanded production capacities offer a favorable cost structure and will enable the strong growth of the Kontron Group over the next years, while also contributing to further enhanced profitability.

Opportunities and risks

Both risks and opportunities arise from the Kontron Group's stronger engagement in emerging markets. On the one hand, the Russian and Chinese target markets are beset with political and strong economic uncertainty (in addition to poorer payment behavior by comparison with Germany, among others). Kontron curbs the risks arising in these countries by way of diversification. Accordingly, a maximum of 20% of total Kontron sales are generated in the emerging markets. At present, around 16% of all Kontron sales were recorded in emerging markets.

On the other hand, economic growth in China and Russia is outpacing other regions by a considerable measure. Kontron had already invested in Russia in 2002 and in China in 2003. Today, more than 500 members of staff are working for Kontron in both countries. Consequently, Kontron has the opportunity to profit from this growth as a leading local manufacturer of embedded computers.

Considerable currency fluctuations between the US dollar and the euro were conspicuous in the business years 2002 to 2005. As a corporation operating on a worldwide scale, Kontron is exposed to these currency risks. In 2005, more than 50% of all sales were transacted in US dollars and in currencies linked to the dollar. These risks are optimally hedged on a monthly rolling basis. Further protection stems from the fact that sales invoices in US dollars are more or less offset by goods purchasing and costs in US dollars.

Additional risks may arise through bottlenecks on the procurement markets. In most cases, Kontron customers have to be supplied with the same products across the entire product life cycle (usually a three to four year period). Kontron buffers these risks by storing discontinued parts, as well as by concluding long-term supply agreements with suppliers in close coordination with end customers.

Risks also arise by the introduction of new, cost intensive technologies, as well as through the acceptance of an unduly high number of development customer projects (design wins). Development work is expensive, especially in the ATCA area. Return on investment usually sets in some two to three years after the expenditures on development. Kontron counters this risk by imposing limits on the development expenditures for new techno-

Personen an Design Wins auf Basis der neuen Advanced Telecom Computing Architecture (ATCA) - Technologie, die in der Telekom-Infrastruktur zum Einsatz kommen wird.

Am Standort Penang, Malaysia, wurde im Oktober 2005 das zentrale Produktionswerk (Kontron Manufacturing Services) mit rund 400 Mitarbeitern erworben. Diese kostengünstigen und deutlich erweiterten Produktionskapazitäten werden das starke Wachstum der Kontron Gruppe in den nächsten Jahren ermöglichen und gleichzeitig die Profitabilität weiter steigern.

Chancen und Risiken

Risiken und Chancen zugleich bestehen in dem vermehrten Engagement der Kontron Gruppe in den Emerging Markets. Zum einen sind die Zielmärkte Russland und China von politischen und hohen wirtschaftlichen Unwägbarkeiten geprägt (u. a. ist z.B. die Zahlungsmoral schlechter als in Deutschland). Kontron limitiert das Risiko in diesen Ländern durch Diversifikation - so sollen maximal 20% der gesamten Kontron Umsätze in den Emerging Markets erwirtschaftet werden. Aktuell wurden in 2005 etwa 16% aller Kontron Umsätze in den Emerging Markets getätigt.

Zum anderen wächst die Wirtschaft in China und Russland deutlich schneller als in anderen Regionen. Kontron hat bereits 2002 in Russland und 2003 in China investiert. Heute arbeiten für Kontron über 500 Mitarbeiter in diesen beiden Ländern mit der Chance, als führender lokaler Embedded Computer Anbieter von diesem Wachstum zu profitieren.

In den Geschäftsjahren 2002 bis 2005 ergaben sich große Währungsschwankungen zwischen dem US-Dollar und dem Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. 2005 wurden über 50% aller Umsätze in US-Dollar bzw. daran gekoppelten Währungen erwirtschaftet. Diese Risiken werden bestmöglich auf monatlich rollierender Basis abgesichert. Eine weitere Absicherung ergibt sich dadurch, dass der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.

Weitere Risiken können sich durch Engpässe am Beschaffungsmarkt ergeben. Die Kunden der Kontron müssen meist mit gleichen Produkten über die gesamte Produktlebenszeit (meist drei bis vier Jahre) beliefert werden. Kontron begegnet diesem Risiko über Lagerung von abgekündigten Teilen und langfristigen Lieferverträgen mit den Lieferanten in enger Abstimmung mit den Endkunden.

Risiken ergeben sich auch durch die Einführung neuer kostenintensiver Technologien sowie für die Annahme zu vieler Entwicklungskundenprojekte (Design Wins). Gerade die Entwicklungen im ATCA Bereich sind kostspielig. Der Return on Investment erfolgt typischerweise erst zwei bis drei Jahre nach den Entwicklungsausgaben. Kontron limitiert dieses Risiko durch die Begrenzung von Entwicklungsausgaben für neue Technologien und Begrenzung logies and by restricting design wins. A maximum of 25% of all research and development expenditures are committed to new products, while 75% are invested in the further development and refining of existing products.

At the same time, ATCA technology also represents a major opportunity for Kontron. The market for telecommunications infrastructure based on ATCA technology stands to undergo dramatic growth in the next five years, whereby Kontron management estimates the embedded computer share at around EUR 1.5 billion. Kontron had already committed considerable investments to this technology in 2004 and is now well positioned to garner significant market shares over the next years.

As of 2006 the new directive on the utilization of lead-free soldering technologies (RoHS directive) will become effective in Europe. Kontron has already implemented lead-free processes and, according to customer wishes and specifications, will be offering lead-free as well as products containing lead (which are still finding use in security relevant applications). The second-hand appliance directive "WEEE" will also become effective as of 2006. This directive is primarily concerned with end appliances and devices in the consumer goods industry. Kontron products, however, are exclusively supplied to industrial users, and therefore, in most instances, there is no obligation to take back supplied products.

Kontron has implemented a risk management system in order to systematically minimize these risks. The company's controlling regularly monitors a total of 30 key indicators (such as claims for damages filed by customers, patent risks, inefficient utilization of engineering resources, deviations from budgeted figures in production costs, competitors activities, etc.). In the case of deviations from reference bandwidths (with regard to planned development times, for example), predefined countermeasures are taken. Such countermeasures, for example, consist of liability insurance policies against damage claims, the renewed examination of the profitability of a project (or its discontinuation) in the case of unduly high development costs. Currency dependencies and assets in foreign currencies are ascertained monthly, and compensated by short term hedging as required (up to two months). Technology risks are identified by way of milestone oriented development plans. The individual projects are monitored by monthly reviews. In the case of deviations in costs, technical viability, or development time required, the project managers consult with clients and company management and define appropriate countermeasures.

Outlook: Sustained profitable growth ahead

The growth in the embedded computer market is set to continue in 2006 and continue over the medium term at least up to the year 2012. Telecommunication equipment providers will be the main

neuer Design Wins. Maximal 25% aller Forschungs- und Entwicklungsaufwendungen werden in neue Produkte, 75% in die Weiterentwicklung bestehender Produkte investiert.

Die ATCA Technologie ist zugleich eine große Chance für Kontron. Der Markt für Telekominfrastruktur auf Basis von ATCA Technologie wird sich in den nächsten fünf Jahren extrem vergrößern, wobei der Embedded Computer Anteil vom Kontron Management auf etwa EUR 1,5 Mrd. geschätzt wird. Kontron hat bereits 2004 umfangreiche Investitionen in diese Technologie getätigt und hat nun die Chance, in den nächsten Jahren signifikante Marktanteile zu gewinnen.

Ab 2006 tritt in Europa die neue Verordnung zum Einsatz bleifreier Lötverfahren (RoHS-Richtlinie) in Kraft. Kontron hat bereits bleifreie Prozesse implementiert und wird ab 2006 entsprechend den Kundenwünschen sowohl bleifreie als auch nicht-bleifreie Produkte (die nach wie vor z.B. in sicherheitsrelevanten Applikationen Anwendung finden) ausliefern. Ebenfalls tritt in 2006 die Altgeräteverordnung „WEEE" in Kraft. Diese Verordnung ist vorrangig auf Endgeräte in der Konsumgüterindustrie gerichtet. Kontron-Produkte werden hingegen ausschließlich an industrielle Nutzer geliefert, weshalb sich in aller Regel aus den Lieferungen keine Rücknahmeverpflichtung für die gelieferten Produkte ergibt.

Kontron hat ein Risikomanagement-System implementiert, um diese Risiken systematisch zu minimieren. Hierzu werden im Controlling insgesamt 30 Kennziffern (z.B. Schadensersatzansprüche von Kunden, Patentrisiken, ineffiziente Verwendung von Engineering Ressourcen, Planabweichungen bei Produktkosten, Konkurrenzanbieter) regelmäßig überwacht – bei Abweichung von Sollbandbreiten (z. B. der geplanten Entwicklungszeiten) werden vordefinierte Gegenmaßnahmen ergriffen. Gegenmaßnahmen sind z. B. Haftpflichtversicherungen gegen Schadensersatzansprüche, erneute Überprüfung der Rentabilität eines Projektes (oder Stopp) bei zu hohen Entwicklungskosten. Währungsabhängigkeiten und Vermögen in Fremdwährungen werden monatlich ermittelt und gegebenenfalls über kurzfristige Sicherungsgeschäfte (bis zu zwei Monaten) kompensiert. Technologierisiken werden durch meilensteinorientierte Entwicklungspläne erkannt. In monatlichen Reviews werden die einzelnen Projekte überwacht. Bei Abweichungen in den Kosten, der technischen Machbarkeit oder der Entwicklungszeit werden durch den Projektleiter unter Einbeziehung der Kunden und des Managements Gegenmaßnahmen definiert.

Ausblick: Nachhaltiges profitables Wachstum im Visier

Das Wachstum des Embedded Computer Marktes wird sich auch 2006 und mittelfristig zumindest bis 2012 weiter fortsetzen. Haupttreiber werden die Telekomausrüstungsgesellschaften sein, drivers of this growth, as the entire telecommunication infrastructure will be replaced by ATCA technology based on embedded computers. In addition, however, new innovative application areas and the continuing outsourcing trend will provide substantial impulses.

With a look to the 2006 business year, Kontron anticipates an increase in Group sales of at least 10%. Growth of the Kontron Group will continue to be driven by the steady, stable upward movement in Europe and America, as well the high growth rates emanating from the emerging markets (Russia and the Far East). In the vertical markets, the strongest impulses are emanating from the energy, power engineering and telecommunication areas.

A clear indicator of growth is the tremendous surge in orders from EUR 100 million (December 2004) to EUR 151 million (December 2005).

The new design wins - an indicator of medium-term growth over the next three years - also point to very positive developments. While the design wins garnered in 2004 indicate new additional sales of EUR 120 million, the expectation horizon has been raised even higher in 2005 with the prospect of additional sales of EUR 175 million per year over the next three to five years. The main share of design wins is in the forward looking area of ATCA technology, and in the fourth quarter, Kontron notched up the biggest design win in the company's history in the ATCA area. According to a market survey by Crystal Cube, the market for the new telecommunications technology will weigh in at a volume in excess of EUR 15 billion. According to company sources, the area relevant for Kontron is estimated in to exceed the EUR 1.5 billion mark.

In terms of regions, Kontron will continue to focus investments strongly on emerging markets - namely the Chinese and Russian regions that have already been opened up. In 2006, growth in these regions is also expected to exceed 30%.

In addition to healthy, mainly organic growth, Kontron will be striving for further improvements in efficiency, value creation and therefore earnings strength and profitability in 2006 and beyond. Costs saving potentials and efficiency gains are expected in particular from the new central production plant in Malaysia. By 2008, the facility will account for more than 50% of the entire basic production volume. Especially with regard to higher volume orders, manufacturing costs will be reduced by a considerable measure. At the same time, centralization will improve processes, thereby further elevating the quality level. The "profit improvement program (PIP)" will continue to be implemented across the board in a consistent manner. In view of the above, we expect disproportionate increases in earnings for the Kontron Group in 2006 and the years beyond.

The Management Board

da bis 2012 die gesamte Telekom-Infrastruktur mit Embedded Computern basierend auf ATCA Technologie aufgebaut werden soll. Aber auch neue innovative Anwendungsgebiete sowie der anhaltende Outsourcing-Trend geben wesentliche Impulse.

Kontron geht für das Geschäftsjahr 2006 von einer Steigerung des Konzernumsatzes von mindestens 10% aus. Das Wachstum der Kontron Gruppe wird weiterhin aus der stetigen, stabilen Aufwärtsentwicklung in Europa und Amerika sowie in der Spitze aus der Region Emerging Markets (Russland und Fernost) kommen. In den vertikalen Anwendungsmärkten gehen die stärksten Impulse von den Bereichen Energie und Telekom aus.

Ein deutlicher Indikator für das Wachstum ist die enorme Steigerung des Auftragsbestandes von EUR 100 Mio. (Dezember 2004) auf EUR 151 Mio. (Dezember 2005).

Auch die neuen Design Wins - ein Indikator für mittelfristiges Wachstum über die nächsten drei Jahre - lassen eine sehr positive Entwicklung erwarten.

Ließen die Design Wins, die 2004 gewonnen wurden, neue zusätzliche Umsätze von EUR 120 Mio. erhoffen, so ist der Erwartungshorizont mit der Aussicht auf EUR 175 Mio. zusätzliche Umsätze pro Jahr über die nächsten drei bis fünf Jahre noch höher geworden. Der Hauptanteil der Design Wins erfolgte im Bereich der zukunftsträchtigen ATCA-Technologie, so konnte Kontron z.B. im vierten Quartal den größten Design Win der Firmengeschichte im Bereich ATCA verbuchen. Der Markt für die neue Telekommunikationstechnologie wird laut einer Marktstudie von Crystal Cube auf über EUR 15 Mrd. geschätzt. Der für Kontron relevante Bereich beträgt laut eigener Einschätzung über EUR 1,5 Mrd.

Regional wird Kontron weiter verstärkt in den Emerging Markets - den bereits erschlossenen Regionen China und Russland - investieren. Auch in 2006 soll das Wachstum in diesen Regionen über 30% liegen.

Neben dem gesunden, überwiegend organischen Wachstum, strebt Kontron 2006 und in den Folgejahren eine weitere Verbesserung der Effizienz, der Wertschöpfung und damit der Ertragskraft und Profitabilität an. Kostensparpotentiale und Effizienzsteigerungen werden insbesondere aus der neuen zentralen Produktionsstätte in Malaysia erwartet. Bis 2008 sollen über 50% der gesamten Basisproduktion hier erfolgen. Gerade bei höhervolumigen Aufträgen können damit die Produktionskosten deutlich reduziert werden. Gleichzeitig werden durch die Zentralisation die Prozesse verbessert und damit das Qualitätsniveau weiter angehoben. Das „profit improvement program (PIP)" wird weiter konsequent umgesetzt werden. Damit gehen wir auch 2006 und in den Folgejahren von überproportional steigenden Erträgen für die Kontron Gruppe aus.

Der Vorstand

➤ Financial Report

➤ Finanzbericht


kontron

II. Financial Report
Finanzbericht

II. Financial Report/Finanzbericht

➤ 1. Consolidated statement of income

➤ 1. Konzern Gewinn- und Verlustrechnung (IFRS)

	Notes Anhang	01-12/2005 TEUR	01-12/2004 * TEUR
Revenues **Umsatzerlöse**	(1)	300.401	262.134
Material Materialkosten		-160.228	-134.830
Gross earnings **Rohertrags-Marge**		140.173	127.304
Other production cost Sonstige Produktionskosten		-26.226	-24.283
Order-related development cost Auftragsbezogene Entwicklungskosten		-11.898	-3.173
Subtotal production related cost **Zwischensumme produktionsbezogene Kosten**		-38.124	-27.456
Cost of goods sold **Herstellungskosten des Umsatzes**		-198.352	-162.286
Selling and Marketing cost Vertriebskosten		-34.847	-33.416
General and administrative cost Allgemeine Verwaltungskosten		-22.795	-19.288
Research and development cost Forschungs- und Entwicklungskosten		-25.596	-28.696
Subtotal operating costs **Zwischensumme operative Kosten**	(3)	-83.238	-81.400
Other operating income Sonstige betriebliche Erträge	(4)	7.886	5.977
Other operating expenses Sonstige betriebliche Aufwendungen	(4)	-4.069	-5.117
Operating income/loss before financial income and income taxes **Operatives Ergebnis vor Finanzergebnis und Ertragsteuern**		22.628	19.308
Finance income Finanzertrag	(5)	1.133	923
Finance expense Finanzaufwand	(5)	-2.107	-2.390
Share loss of associates accounted for using the equity method Verlustanteile an assozierten Unternehmen, die nach der Equity Methode bilanziert werden		-18	0
Income taxes Steuern vom Einkommen und Ertrag	(6)	-5.139	-4.980
Net income **Konzernjahresüberschuss**		16.497	12.861
Thereof account for minority shareholders davon entfallen auf Minderheitsgesellschafter		1.545	112
Thereof account for shareholders of Kontron AG davon entfallen auf Anteilseigner der Kontron AG		14.952	12.749
Net Income/ loss per share (basic) in EUR Ergebnis je Aktie (unverwässert) in EUR	(28)	0,31	0,28
Net Income/ loss per share (diluted) in EUR Ergebnis je Aktie (verwässert) in EUR	(28)	0,31	0,28

**) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst*

➤ 2. Consolidated balance sheet

➤ 2. Konzern Bilanz (IFRS)

ASSETS AKTIVA	Notes Anhang	31.12.2005 TEUR	31.12.2004 TEUR
Cash or equivalent Flüssige Mittel	(8)	53.256	56.303
Short-term investments Wertpapiere des Umlaufvermögens		25	36
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	(9)	55.902	34.780
Inventories Vorräte	(10)	68.383	47.363
Advanced payments Geleistete Anzahlungen auf Vorräte		7.103	4.785
Other current receivables & assets Übrige Forderungen	(9)	8.590	7.848
Total current assets Summe kurzfristige Vermögenswerte		**193.259**	**151.115**
Investments Finanzanlagen		337	810
Investments accounted for using the equity method Finanzanlagen nach der Equity Methode bilanziert		10	0
Property, plant and equipment, net Sachanlagevermögen	(12)	25.867	23.608
Intangible assets Immaterielle Vermögenswerte	(13)	11.546	2.771
Goodwill, net Firmen- oder Geschäftswert	(13)	85.091	80.743
Deferred income taxes Latente Steuern	(11)+(6)	22.272	19.709
Total non current assets Summe langfristige Vermögenswerte		**145.123**	**127.641**
Total assets/Aktiva		**338.382**	**278.756**

LIABILITIES AND EQUITY PASSIVA	Notes Anhang	31.12.2005 TEUR	31.12.2004 * TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	(14)	36.861	20.205
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	(16)	3.403	4.143
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	(16)	444	470
Accruals Rückstellungen	(17)	12.367	11.087
Deferred revenues Rechnungsabgrenzungsposten		885	966
Income tax payable Steuerschulden		4.262	3.776
Other current liabilities Übrige kurzfristige Verbindlichkeiten	(14)	2.305	1.879
Total current liabilities Summe kurzfristige Verbindlichkeiten		60.527	42.526
Long-term borrowings Langfristige Verbindlichkeiten	(16)	35.819	38.485
Pensions Pensionsrückstellungen	(17)	230	264
Deferred revenues Rechnungsabgrenzungsposten		68	32
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	(16)	719	775
Deferred income taxes Latente Steuern	(15)+(6)	6.749	4.144
Total non current liabilities Summe langfristige Verbindlichkeiten		43.585	43.700
Registered capital Gezeichnetes Kapital	(19)+(21)	48.954	45.654
Additional paid-in capital Kapitalrücklage		197.960	179.140
Retained earnings Bilanzgewinn/-verlust		3.788	-11.164
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen		-15.881	-23.277
Treasury stock Eigene Anteile	(22)	-5.806	-28
Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital		229.015	190.325
Minority interest Anteile in Fremdbesitz	(23)	5.255	2.205
Equity total Summe Eigenkapital		234.270	192.530
Total liabilities and equity Passiva		338.382	278.756

**) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst*

➤ 3. Consolidated Cash Flow

➤ 3. Konzern Cash Flow (IFRS)

	01-12/2005 TEUR	01-12/2004 * TEUR
Net income **Konzernjahresüberschuss**	16.497	12.861
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	6.540	7.231
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	44	1.029
Change in deferred income taxes Änderung der latenten Steuern	3.590	526
Other non cash effective items Sonstige zahlungsunwirksame Erträge und Aufwendungen	-2.131	213
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:		
Accounts receivable Forderungen aus Lieferungen und Leistungen	-12.032	-1.962
Inventories Vorräte	-14.305	-1.854
Other assets Sonstige Forderungen	1.253	-3.407
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	12.628	-546
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	12.084	14.091
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-15.091	-8.511
Purchases of financial assets Erwerb von Finanzanlagen	-458	-854
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	1.674	35
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	0	344
Acquisitions of subsidiaries Erwerb eines Tochterunternehmens	-14.895	0
Acquisitions of additional equity in subsidiaries Erwerb von zusätzlichen Anteilen an Tochterunternehmen	-874	-10.871
Acquisitions of additional equity in subsidiaries Erwerb von Finanzinvestitionen an assoziierten Unternehmen	-29	0
Sale of entities Verkauf von Beteiligungen	0	-926
Net cash used in/provided by investing activities **Mittelzufluss/-abfluss aus der Investitionstätigkeit**	-29.673	-20.783
Change in bank indebtness, current account Veränderung der Kontokorrentlinie	-624	-1.096
Repayment of short-term borrowings Tilgung von kurzfristigen Bankverbindlichkeiten	0	-3.199
Proceeds of short-term borrowings Aufnahme kurzfristiger Bankverbindlichkeiten	13	354
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-3.638	-252
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	991	2.729
Proceeds from issuance of common shares Kapitalerhöhung	22.185	-194
Purchase of treasury stock Kauf eigener Aktien	-6.282	-2.423
Sale of treasury stock Verkauf eigener Aktien	431	3.778
Net cash used in / provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	13.076	-303
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	1.466	-422
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	-3.047	-7.417
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	56.303	63.720
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	53.256	56.303

**) The prior year figures were adjusted according to IFRS 2 / Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst*

4. Shareholders' Equity

4. Eigenkapitalentwicklung (IFRS)

	Registered capital Gezeichnetes Kapital TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
January 01, 2004 before Adjustments/vor Anpassung	45.654	178.189	-23.695	-23.517	-1.326	175.305	5.459	180.764
Adjustments prior years according to IFRS 2 Anpassung früherer Berichtsperioden gemäß IFRS 2		218	-218			0		0
January 01, 2004 after Adjustments/nach Anpassung	45.654	178.407	-23.913	-23.517	-1.326	175.305	5.459	180.764
Net change in treasury stock Zugang/Abgang eigener Aktien		57			1.298	1.355		1.355
Minority interest Anteile in Fremdbesitz						0	-3.366	-3.366
Stock based compensation Aktienbasierende Vergütungen		826				826		826
Foreign currency exchange differences Wechselkursveränderungen				240		240		240
Subsequent costs public offering Nachträgliche Kosten Börsengang		-150				-150		-150
Net income/loss Konzernjahresüberschuss/-fehlbetrag			12.749			12.749	112	12.861
December 31, 2004	45.654	179.140	-11.164	-23.277	-28	190.325	2.205	192.530
January 01, 2005 before Adjustments/vor Anpassung	45.654	178.123	-10.147	-23.277	-28	190.325	2.205	192.530
Adjustments prior years according to IFRS 2 Anpassung früherer Berichtsperioden gemäß IFRS 2		1.017	-1.017			0		0
January 01, 2005 after Adjustments/nach Anpassung	45.654	179.140	-11.164	-23.277	-28	190.325	2.205	192.530
Net change in treasury stock Zugang/Abgang eigener Aktien		-73			-5.778	-5.851		-5.851
Minority interest Anteile in Fremdbesitz						0	1.505	1.505
Stock based compensation Aktienbasierende Vergütungen		202				202		202
Foreign currency exchange differences/Others Wechselkursveränderungen/Sonstiges				7.396		7.396		7.396
Capital increase of approved capital Kapitalerhöhung aus Genehmigtem Kapital	3.300	20.327				23.627		23.627
Cost of capital increase Kosten aus der Kapitalerhöhung		-1.636				-1.636		-1.636
Net income Konzernjahresüberschuss			14.952			14.952	1.545	16.497
December 31, 2005	48.954	197.960	3.788	-15.881	-5.806	229.015	5.255	234.270

➤ 5. Consolidated Statement of Assets

➤ 5. Anlagespiegel (IFRS)

	Acquisition or Manufacturing Cost/Anschaffungs- und Herstellungskosten						
	Balance at 01.01.2005 Vortrag 01.01.2005 TEUR	Currency-changes Währungs-änderungen TEUR	Change in consolidated companies Veränderung des Konsolidierungs-kreises TEUR	Reclassi-fication Umbuchung TEUR	Additions Zugänge aus Inve-stitionen TEUR	Disposals Abgänge TEUR	Balance at 31.12.2005 Stand 31.12.2005 TEUR
I. Self-generated intangible assets **Immaterielle Vermögensgegenstände**							
1. Other Intangible Assets Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten	16.163	1.025	1.915	0	3.225	615	21.713
2. Self-generated intangible assets Selbst erstellte immaterielle Vermögensgegenstände	0	0	0	0	6.498	0	6.498
3. Goodwill Firmenwert	137.029	3	0	0	4.348	0	141.380
	153.192	1.028	1.915	0	14.071	615	169.591
II. Tangible Assets **Sachanlagen**							
1. Land, leasehold improvements and buildings including buildings on land owned by others Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	23.392	1.223	8	-139	2.621	3.495	23.610
2. Technical equipment and machinery Technische Anlagen und Maschinen	11.629	986	2.872	1.576	1.701	4.703	14.061
3. Other equipment, factory and office equipment Andere Anlagen, Betriebs- und Geschäftsausstattung	15.594	1.362	318	-1.437	2.369	1.854	16.352
4. Lease Leasinggegenstände	2.662	11	0	0	555	310	2.918
	53.277	3.582	3.198	0	7.246	10.362	56.941
III. Financial Assets **Finanzanlagen**							
1. Investments in affiliated companies Anteile an verbundenen Unternehmen	3.657	0	0	0	10	0	3.667
2. Long-term securities Wertpapiere des Anlagevermögens	1.105	76	41	0	475	1.104	593
3. Long-term borrowings to affiliated companies Ausleihungen an verbundene Unternehmen	0	0	0	0	0	0	0
	4.762	76	41	0	485	1.104	4.260
	211.231	4.686	5.154	0	21.802	12.081	230.792

Depreciations-Amortisations/Abschreibungen							Book value/Buchwerte	
Balance at 01.01.2005 Vortrag 01.01.2005 TEUR	Currency-changes Währungs-änderungen TEUR	Change in consolidated companies Veränderung des Konsolidierungs-kreises TEUR	Reclassi-fication Umbuchung TEUR	Additions Abschreibung des Ge-schäftsjahres TEUR	Disposals Abgänge TEUR	Balance at 31.12.2005 Stand 31.12.2005 TEUR	Balance at 31.12.2004 Stand 31.12.2004 TEUR	Balance at 31.12.2005 Stand 31.12.2005 TEUR
13.392	997	0	0	2.507	427	16.469	2.771	5.244
0	0	0	0	196	0	196	0	6.302
56.286	3	0	0	0	0	56.289	80.743	85.091
69.678	1.000	0	0	2.703	427	72.954	83.514	96.637
8.455	599	0	0	146	1.673	7.527	14.937	16.083
9.021	771	0	1.327	1.600	1.915	10.804	2.608	3.257
10.885	939	0	-1.327	1.889	1.316	11.070	4.709	5.282
1.308	8	0	0	564	207	1.673	1.354	1.245
29.669	2.317	0	0	4.199	5.111	31.074	23.608	25.867
3.511	0	0	0	0	0	3.511	146	156
441	0	0	0	0	39	402	664	191
0	0	0	0	0	0	0	0	0
3.952	0	0	0	0	39	3.913	810	347
103.299	3.317	0	0	6.902	5.577	107.941	107.932	122.851

➤ III. Notes to Consolidated Financial Statements of Kontron AG as of December 31, 2005

The notes were prepared according to the International Financial Reporting Standards (IFRS) and in consideration of the additional information required under § 315a, para. 1, German Commercial Code (HGB)

➤ III. Konzernanhang der Kontron AG zum 31. Dezember 2005

Nach International Financial Reporting Standards (IFRS) sowie unter Berücksichtigung der erforderlichen zusätzlichen Angaben gemäß § 315a Abs. 1 HGB

General Information

Kontron AG's legal form is that of a public limited company. Its head office is located at Oskar-von-Miller Str. 1, Eching, and it is entered in the commercial register in Munich under HRB 143 901.
The object of the companies in the Kontron Group is the development and manufacture of high-quality embedded computers for use in medical equipment, telecommunications devices and industrial control systems.

Accounting

Kontron AG has prepared its consolidated financial statements for the financial year 2005 in accordance with international accounting rules, the International Financial Reporting Standards (IFRS), applied as required by the European Union, and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All of the declarations of the International Accounting Standards Board (IASB) whose application is mandatory from January 1, 2005 were taken into account. Significant effects of new or amended standards are described below. Changes in the accounting and valuation methods in the financial year 2005 necessitated adjustments to the previous year's figures. The financial statements as of December 31, 2004 were adjusted to the revised and new standards that were applied by the Group for the first time as of January 1, 2005.
The financial statements communicate a true and fair picture of the Kontron Group's assets, financial and earnings position.
The consolidated financial statements were prepared in euros. If there is no specific indication to the contrary, all of the figures are given in thousands of euros (TEUR).
The income statement has been prepared in accordance with the cost-of-sales format that is commonly used internationally.
The preparation of the consolidated financial statements in consideration of the declarations made by the IASB means that for a number of positions, assumptions have to be made which affect the reporting in the Group's balance sheet and/or income statement and the reporting of contingent assets and liabilities.
Kontron AG is obliged by § 315a HGB to prepare its consolidated financial statements in accordance with the regulations of the International Accounting Standards Board (IASB). Beyond the disclosure requirements in accordance with IFRS, information and explanations required under German commercial law (HGB) are disclosed.

Impact of new accounting standards

The consolidated financial statements for the financial year 2005 correspond to the following new or revised International Financial Reporting Standards: IAS 1 (Presentation of Financial Statements),

Allgemeine Angaben

Die Kontron AG besteht in der Rechtsform der Aktiengesellschaft. Sie hat ihren Sitz in Eching, Oskar-von-Miller Str. 1, und ist im Handelsregister in München unter HRB 143 901 eingetragen.
Gegenstand der Unternehmen des Kontron Konzerns ist die Entwicklung und Herstellung von hochwertigen Embedded Computers für den Einsatz in medizinischen Geräten, in Telekommunikationseinrichtungen und industriellen Steuerungssystemen.

Rechnungslegung

Die Kontron AG hat ihren Konzernabschluss für das Jahr 2005 nach internationalen Rechnungslegungsvorschriften, den International Financial Reporting Standards (IFRS), wie sie in der Europäischen Union anzuwenden sind, und den Auslegungen des International Financial Reporting Interpretations Committee (IFRIC) erstellt. Alle ab 01. Januar 2005 verpflichtend anzuwendenden Verlautbarungen des International Accounting Standards Board (IASB) wurden berücksichtigt. Bedeutsame Auswirkungen neuer oder geänderter Standards haben wir nachstehend beschrieben. Aufgrund der Änderung von Bilanzierungs- und Bewertungsmethoden im Geschäftsjahr 2005 wurden Anpassungen der Vorjahreszahlen erforderlich. Der Abschluss zum 31. Dezember 2004 wurde an die vom Konzern zum 1. Januar 2005 erstmals angewendeten überarbeiteten und neuen Standards angepasst. Der Abschluss vermittelt ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Kontron Konzerns.
Der Konzernabschluss wurde in EURO aufgestellt. Soweit nicht anders vermerkt, werden alle Beträge in Tausend Euro (TEUR) angegeben.
Die Gewinn- und Verlustrechnung ist nach dem international gebräuchlichen Umsatzkostenverfahren erstellt worden.
Die Erstellung des Konzernabschlusses unter Beachtung der Verlautbarungen des IASB erfordert bei einigen Positionen, dass Annahmen getroffen werden, die sich auf den Ansatz in der Bilanz beziehungsweise in der Gewinn- und Verlustrechnung des Konzerns sowie auf die Angabe von Eventualvermögen und -verbindlichkeiten auswirken.
Die Kontron AG ist nach § 315a HGB verpflichtet, ihren Konzernabschluss nach den Vorschriften des International Accounting Standards Boards (IASB) zu erstellen. Über die Angabepflichten nach IFRS hinaus werden auch die Angaben und Erläuterungen veröffentlicht, die das deutsche Handelsrecht verlangt.

Auswirkung von neuen Rechnungslegungsstandards

Der Konzernabschluss für das Jahr 2005 entspricht den folgenden neuen oder überarbeiteten International Financial Reporting Standards: IAS 1 (Darstellung des Abschlusses), IAS 2 (Vorräte),

IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates, and Errors), IAS 10 (Events After the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 21 (Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements According to IFRS), IAS 28 (Investments in Associates), IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 33 (Earnings Per Share), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 2 (Share-based Payment). The revised standards replace the previous versions of these standards and apply to financial years beginning on or after January 1, 2005. These standards, except for IAS 1 (Presentation of Financial Statements) and IFRS 2 (Share-based Payment), were already applied voluntarily, as far as permissible, in the financial year 2004.

These new or revised standards have essentially following impact on Kontron's consolidated financial statements:

IAS 1 »Presentation of Financial Statements«

Previously, IAS 1 granted the right to choose whether to classify the balance sheet by maturities or liquidity. This option was removed as part of the IASB Improvement Project. Starting with the financial year 2005, balance sheet classification according to maturities is mandatory. Assets and debts are deemed short-term when they fall due within one year. Accordingly, assets and liabilities are classified as long-term if they remain within the Group for longer than one year. Kontron was already classifying its balance sheet by maturities in the previous years. The new IAS 1 has led to changes only in the presentation of the minority interests in the income statement.

IFRS 2 »Share-based Payment«

In February 2004, the IASB published International Financial Reporting Standard (IFRS) 2 on "Share-based Payment". This standard regulates the balance sheet reporting of share-based remuneration systems, e.g. the granting of stock options to employees. IFRS 2 specifies how share-based payments are to be reported and evaluated in the balance sheet and obliges companies to include the financial effects of such share-based payments – including the expenses incurred for transactions through which stock options are granted to employees – in their income statements. The first-time application of IFRS 2 has resulted in a retrospective valuation adjustment totaling TEUR 1,017. TEUR 799 of this amount relates to the financial year 2004 and TEUR 218 to the financial year 2003. In the year under review, the cost of share-based payments amounted to TEUR 202.

IAS 8 (Bilanzierungs- und Bewertungsmethoden, Änderungen von Schätzungen und Fehler), IAS 10 (Ereignisse nach dem Bilanzstichtag), IAS 16 (Sachanlagen), IAS 21 (Auswirkungen von Änderungen von Wechselkursen), IAS 24 (Angaben über Beziehungen zu nahe stehenden Unternehmen und Personen), IAS 27 (Konzern- und separate Einzelabschlüsse nach IFRS), IAS 28 (Anteile an assoziierten Unternehmen), IAS 32 (Finanzinstrumente: Angaben und Darstellung), IAS 33 (Ergebnis je Aktie), IAS 39 (Finanzinstrumente: Ansatz und Bewertung) sowie IFRS 2 (Anteilsbasierte Vergütung). Die überarbeiteten Standards ersetzen die früheren Versionen dieser Standards und gelten für Geschäftsjahre, die am oder nach dem 1. Januar 2005 beginnen. Diese Standards wurden soweit zulässig mit Ausnahme von IAS 1 (Darstellung des Abschlusses) sowie IFRS 2 (Anteilsbasierte Vergütung) bereits im Geschäftsjahr 2004 freiwillig vorzeitig angewendet.

Demnach ergeben sich aus den neuen bzw. geänderten Standards für den Kontron Konzernabschluss im Wesentlichen folgende Auswirkungen:

IAS 1 »Darstellung des Abschlusses«

Bisher gewährte IAS 1 das Wahlrecht, die Bilanz entweder nach Fristigkeit oder nach Liquiditätsnähe zu gliedern. Dieses Wahlrecht wurde im Rahmen des IASB Improvement Projects aufgehoben. Ab dem Geschäftsjahr 2005 ist eine Bilanzgliederung nach Fristigkeit vorgeschrieben. Als kurzfristig werden Vermögenswerte und Schulden angesehen, wenn sie innerhalb eines Jahres fällig sind. Entsprechend werden Vermögenswerte und Schulden als langfristig klassifiziert, wenn sie länger als ein Jahr im Konzern verbleiben. Die Kontron hat bereits in den Vorjahren die Bilanz nach Fristigkeiten gegliedert. Änderungen aufgrund des neuen IAS 1 ergaben sich lediglich in der Darstellung der Minderheitsanteile in der Gewinn- und Verlustrechnung.

IFRS 2 » Anteilsbasierte Vergütung «

Im Februar 2004 hat das IASB den International Financial Reporting Standard (IFRS) 2 zu „Anteilsbasierte Vergütung" veröffentlicht. Dieser Standard regelt die Bilanzierung von aktienbasierten Vergütungssystemen wie z. B. die Gewährung von Aktienoptionen an Mitarbeiter. IFRS 2 legt fest, wie aktienbasierte Vergütungen zu bilanzieren und zu bewerten sind, und verpflichtet die Unternehmen, die finanziellen Auswirkungen solcher aktienbasierter Vergütungen – einschließlich der Aufwendungen für Transaktionen, bei denen Aktienoptionen an Mitarbeiter gewährt werden – in ihre Gewinn- und Verlustrechnung aufzunehmen. Aus der erstmaligen Anwendung von IFRS 2 ergibt sich eine retrospektive Bewertungsanpassung in Höhe von insgesamt TEUR 1.017. Diese betreffen mit TEUR 799 das Geschäftsjahr 2004 sowie mit TEUR 218 das Geschäftsjahr 2003. Im Berichtsjahr beläuft sich der Aufwand für aktienbasierte Vergütung auf TEUR 202.

Consolidated entity

The consolidated entity changed as follows in the financial year 2005:

Kontron AG and fully consolidated companies	
01.01.2005	**23**
Included for the first time in 2005	9
Departed as a result of merger in 2005	6
Departed as a result of liquidation in 2005	1
31.12.2005	**25**
Companies valued at equity	
01.01.2005	0
Additions	1
31.12.2005	**1**
Non-consolidated affiliates	
01.01.2005	5
Additions	2
Disposals	3
31.12.2005	**4**
Other shareholdings over 5 %	**1**

All German and foreign subsidiaries whose financial and corporate policy Kontron AG can determine directly or indirectly in such a way that the Group companies benefit from the activities of these companies have been included in the consolidated financial statements in accordance with the principles of full consolidation. Inclusion in the consolidated entity begins when the possibility of exercising such control arises and finishes when this possibility no longer exists. The shareholdings in these subsidiaries that are attributable to third parties are reported separately under equity as minority interests.
The following subsidiaries have been included in the consolidated financial statements in addition to Kontron AG as of December 31, 2005 in accordance with the provisions on full consolidation:

Konsolidierungskreis

Der Konsolidierungskreis im Geschäftsjahr 2005 hat sich wie folgt verändert:

Kontron AG und vollkonsolidierte Unternehmen	
01.01.2005	**23**
Erstmals einbezogen in 2005	9
Ausgeschieden durch Verschmelzung in 2005	6
Ausgeschieden durch Liquidation in 2005	1
31.12.2005	**25**
At-Equity bewertete Unternehmen	
01.01.2005	0
Zugänge	1
31.12.2005	**1**
Nicht konsolidierte verbundene Unternehmen	
01.01.2005	5
Zugänge	2
Abgänge	3
31.12.2005	**4**
Übrige Beteiligungen über 5 %	**1**

In den Konzernabschluss werden nach den Grundsätzen der Vollkonsolidierung alle in- und ausländischen Tochterunternehmen, bei denen die Kontron AG unmittelbar oder mittelbar über die Möglichkeit verfügt, die Finanz- und Geschäftspolitik so zu bestimmen, dass die Gesellschaften des Konzerns aus der Tätigkeit dieser Unternehmen Nutzen ziehen, einbezogen. Die Einbeziehung beginnt mit dem Zeitpunkt, ab dem die Möglichkeit der Beherrschung besteht; sie endet, wenn diese Möglichkeit nicht mehr gegeben ist. Die auf Konzernfremde entfallenden Anteile am Eigenkapital dieser Tochterunternehmen werden als Anteile anderer Gesellschafter im Eigenkapital gesondert ausgewiesen.
In den Konzernabschluss zum 31. Dezember 2005 sind nach den Vorschriften der Vollkonsolidierung neben der Kontron AG die folgenden Tochtergesellschaften einbezogen:

Name and location of the company Name und Sitz der Gesellschaft	Calculated Equity interest Durchgerechneter Kapitalanteil
Europe/Europa	
Kontron Embedded Computers GmbH, Eching	100 %
Kontron UK Ltd., Chichester/GB	100 %
Kontron ECT design s.r.o., Pilsen/Tschechien	100 %
Kontron Modular Computers GmbH, Kaufbeuren	100 %
Kontron Applications GmbH, Ulm	100 %
Kontron Modular Computers Benelux S.A., Wemmel/Belgien	100 %
Konron East Europe Sp.zo.o., Warschau/Polen	97,5 %
Kontron Modular Computers AG, Cham/Schweiz	100 %
Merz spol. S.r.o., Liberec/Tschechien	70 %

Name and location of the company Name und Sitz der Gesellschaft	Calculated Equity interest Durchgerechneter Kapitalanteil
Europe/Europa	
Kontron Embedded Modules GmbH, Deggendorf	100 %
Kontron Technology A/S, Hørsholm/Dänemark	100 %
Kontron Italia, Venegono Inferiore/Italien	100 %
RT Soft Zao, Moskau/Russland	57 %
Business Center RT Soft, Moskau/Russland	57 %
Training Center RT Soft, Moskau/Russland	57 %
Kontron Ukraine Ltd., Kiev/Ukraine	57 %
Northamerica/Nordamerika	
Kontron America Inc., San Diego/USA	100 %
Kontron Canada Inc., Boisbriand/Kanada	100 %
Dolch Canada Inc., Toronto/Kanada	100 %
Far East-Ozeanien/Fernost-Ozeanien	
Kontron Asia Inc., Taipeh/Taiwan	82,5 %
Kontron Manufacturing Services, Penang/Malaysia	82,5 %
Kontron Technology Asia Pacific Co. Ltd., Mauritius	82,5 %
Kontron Beijing Technology Co. Ltd., Peking/China	55,7 %
Kontron Modular Computers Korea, Seoul/Korea	100 %
Kontron Australia Pty Ltd., Berowra Heights/Australien	74,2 %

In addition, the following significant associated companies were reported in the consolidated balance sheet using the equity method:

Ferner sind folgende wesentliche assoziierte Unternehmen im Konzernabschluss nach der Equity-Methode berücksichtigt:

Name and location of the company Name und Sitz der Gesellschaft	Calculated Equity interest Durchgerechneter Kapitalanteil
Kontron Technology Japan Inc., Tokio/Japan	33 %

Companies that are already being liquidated and are of minor significance for the assets, financial and earnings position of the Kontron Group are not included in the consolidated financial statements. These companies are reported in the consolidated financial statements at acquisition cost or the lower fair value.

The financial data of the non-consolidated companies are as follows:

Nicht in den Konzernabschluss einbezogen werden Gesellschaften, die sich bereits in Liquidation befinden und von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Kontron Konzerns sind. Diese Unternehmen werden im Konzernabschluss zu Anschaffungskosten oder mit dem niedrigeren beizulegenden Wert angesetzt.

Die Finanzdaten der nicht konsolidierten Unternehmen stellen sich wie folgt dar:

	Equity interest Kapitalanteil	Equity Eigenkapital	as a % of Group equity in % v. Konzern EK	Net earnings for the year Jahresergebnis	As a % of Group profit in % v. Konzernergebnis
Kontron Israel Ltd., Herzlia/Israel	100 %	-26	-0,01 %	-19	-0,12 %
Kontron Elektronik S.A., Madrid/Spanien	100 %	45	0,02 %	-98	-0,66 %
Dolch UK Ltd., Milton Keynes/GB	100 %	0	0	0	0

Acquisitions

Corporate acquisitions are reported using the acquisition method. Accordingly, the *fair values* of the companies acquired are included in the consolidated financial statements from the time of their acquisition. .

In accordance with IFRS 3, *Business Combinations*, which came into force as of March 31, 2004, goodwill is no longer subjected to regular amortization, but must be reviewed as part of an annual *impairment test* to ascertain whether it has maintained its value. For the first time, this standard must now be applied to corporate mergers which were contractually concluded on or later than March 31, 2004. The goodwill amounts must be subjected to an annual impairment test.

A sum of TEUR 7,525 was spent on acquisitions and on purchasing outstanding shares in the financial year 2004. The purchase prices for the companies acquired and for the increases in the shareholdings were settled by transferring cash and cash equivalents and by offsetting. Goodwill amounting to TEUR 6,042 was generated.

Kontron AG increased its stake in Taiwan Mycomp Company Ltd. from 54.8% to 66.32% in January 2004. The purchase price of TEUR 747 was settled by transferring cash and cash equivalents. This resulted in goodwill totaling TEUR 373.

In February 2004, Kontron AG acquired a 24.35% stake in Kontron Asia Inc., Taipeh, thereby increasing its shareholding from 74.87% to 99.22%. The purchase price paid amounted to TEUR 1,989. The resultant goodwill amounted to TEUR 1,590.

Taiwan Mycomp Company Ltd., Taipeh and Kontron Embedded Modules, Taipeh were merged with Kontron Asia Inc. Taipeh with effect from April 2004. Kontron Asia was renamed as Kontron Embedded Technology Inc.

SOC - Software Outsourcing Consulting GmbH was acquired in May 2004 and merged with Kontron Embedded Computers GmbH on the same day. The price paid for SOC amounted to TEUR 261, while the resultant goodwill came to TEUR 231. The assets and liabilities acquired were of minor significance.

ROI Computers GmbH, Roding was merged with Kontron Embedded Computers GmbH, Eching with effect from April 1, 2004.

In July 2004, Kontron Embedded Technology, Taipeh increased its shareholding in Kontron Beijing Technology Co. Ltd. by 25.69%, thereby bringing it to 66.67%. The purchase price of TEUR 733 was set off against outstanding receivables from the company.

In September 2004, Kontron acquired all the remaining outstanding shares in Kontron Mobile Computing Inc. by means of a squeeze-out. Kontron had successfully offered a price of USD 0.55, which was accepted by 92% of the shareholders. As a result of this, Kontron Mobile Computing Inc., Minneapolis was merged into Kontron America Inc., San Diego on the same day.

Akquisitionen

Unternehmenskäufe werden nach der Erwerbsmethode ausgewiesen. Dementsprechend werden die *fair values* der erworbenen Unternehmen vom jeweiligen Erwerbszeitpunkt an in den Konzernabschluss einbezogen.

Nach dem zum 31. März 2004 in Kraft getretenen IFRS 3 *Business Combinations* sind Geschäfts- und Firmenwerte nicht mehr planmäßig abzuschreiben, sondern im Rahmen eines jährlichen *Impairmenttests* auf ihre Werthaltigkeit zu untersuchen. Erstmals ist dieser Standard auf Unternehmenszusammenschlüsse anzuwenden, deren Vertragsabschlusszeitpunkt der 31. März 2004 oder später ist. Auf die Goodwillbeträge ist ein jährlicher Impairmenttest durchzuführen

Für Akquisitionen und Erwerbe von ausstehenden Aktien wurde im Geschäftsjahr 2004 ein Betrag in Höhe von TEUR 7.525 ausgegeben. Die Kaufpreise für die erworbenen Gesellschaften sowie die Anteilserhöhungen wurden durch die Übertragung von Zahlungsmitteln sowie durch Verrechnung beglichen. Insgesamt entstanden Geschäfts- und Firmenwerte in Höhe von TEUR 6.042.

Die Kontron AG hat im Januar 2004 die Anteile an der Taiwan Mycomp Company Ltd. von 54,8% auf 66,32% erhöht. Der Kaufpreis in Höhe von TEUR 747 wurde durch Übertragung von Zahlungsmitteln beglichen. Es ergab sich ein Firmenwert in Höhe von TEUR 373.

Im Februar 2004 erwarb die Kontron AG 24,35% der Kontron Asia Inc., Taipeh und erhöhte damit ihren Anteil von 74,87% auf 99,22%. Der gezahlte Kaufpreis betrug TEUR 1.989. Der dabei entstandene Firmenwert belief sich auf TEUR 1.590.

Im April 2004 wurden die Taiwan Mycomp Company Ltd., Taipeh und die Kontron Embedded Modules, Taipeh auf die Kontron Asia Inc., Taipeh verschmolzen. Die Kontron Asia wurde in Kontron Embedded Technology Inc. umbenannt.

Im Mai 2004 wurde die SOC - Software Outsourcing Consulting GmbH erworben und am gleichen Tag auf die Kontron Embedded Computers GmbH verschmolzen. Der gezahlte Kaufpreis der SOC betrug TEUR 261, der daraus resultierende Firmenwert belief sich auf TEUR 231. Die übernommenen Vermögenswerte und Schulden waren von untergeordneter Bedeutung.

Die ROI Computers GmbH, Roding wurde zum 1. April 2004 auf die Kontron Embedded Computers GmbH, Eching verschmolzen.

Im Juli 2004 erwarb die Kontron Embedded Technology, Taipeh weitere 25,69% an der Kontron Beijing Technology Co. Ltd. und erhöhte damit die Anteilshöhe auf 66,67%. Der Kaufpreis von TEUR 733 wurde mit ausstehenden Forderungen gegenüber der Gesellschaft verrechnet.

Im September 2004 hat die Kontron alle restlichen ausstehenden Aktien an der Kontron Mobile Computing Inc. im Wege eines Squeeze out erworben. Hierbei hat Kontron erfolgreich einen Preis von 0,55 USD angeboten, der von 92% der Aktionäre angenommen

A purchase price of TEUR 3,795 was paid for the outstanding shares in Kontron Mobile Computing Inc. The increase of 35.36% in the shareholding resulted in goodwill of TEUR 3,848. Tax loss carryforwards at Kontron Mobile Computing Inc. acquired asset value as a result of the merger of Kontron Mobile Computing Inc. into Kontron America Inc. This fact was taken into account when the goodwill was calculated.
In June 2004, Memotec Inc. Montreal, Canada was sold for a price of CAD 1.00. The cash and cash equivalents disposed of correspond to the company's cash on hand at the time of sale and amount to TCAD 1,497 (TEUR 926). At the time of sale the company reported other assets (excluding cash on hand and bank balances) amounting to TCAD 74 (TEUR 46) and other liabilities totaling TCAD 1,976 (TEUR 1,235).

In the financial year 2005, a sum equivalent to TEUR 16,104 - translated from the original currencies as of the acquisition dates - was spent on acquisitions. The purchase prices for the companies acquired were settled in full by transferring cash and cash equivalents. This generated total goodwill of TEUR 4,348. The acquisitions were all carried out by subsidiaries, and the outflow of funds from investment activity was translated in the cash flow statement using the mean exchange rate.
Kontron America Inc. acquired a 100% shareholding in Dolch Computer Systems Inc., Fremont/USA on February 24, 2005. Dolch Computer Systems Inc. owns five subsidiaries based in the USA, Canada and Europe, and operates primarily with embedded computer technology in the fields of security, energy and defense technology. The purchase price for Dolch Computer Systems Inc. totaled TEUR 12,859 plus expenses of acquisition of TEUR 213.

wurde. In Folge dessen wurde am selben Tag die Kontron Mobile Computing Inc., Minneapolis auf die Kontron America Inc., San Diego verschmolzen. Für den Erwerb der ausstehenden Aktien der Kontron Mobile Computing Inc. wurde ein Kaufpreis von TEUR 3.795 gezahlt. Durch die Anteilserhöhung um 35,36% ergab sich ein Firmenwert in Höhe von TEUR 3.848. Durch die Verschmelzung der Kontron Mobile Computing Inc. mit der Kontron America Inc. wurden steuerliche Verlustvorträge der Kontron Mobile Computing Inc. werthaltig. Dieser Sachverhalt wurde bei der Firmenwertberechnung berücksichtigt.
Im Juni 2004 wurde die Memotec Inc. Montreal, Kanada zu einem Veräußerungspreis von CAD 1,- verkauft. Die abgegangenen liquiden Mittel entsprechen dem Cash Bestand der Gesellschaft zum Veräußerungszeitpunkt und betragen TCAD 1.497 (TEUR 926). Die Gesellschaft wies zum Veräußerungszeitpunkt sonstige Vermögenswerte (ohne Kassenbestände und Guthaben bei Kreditinstituten) in Höhe von TCAD 74 (TEUR 46) sowie sonstige Schulden in Höhe von TCAD 1.976 (TEUR 1.235) aus.

Im Geschäftsjahr 2005 wurde für Akquisitionen ein Betrag von TEUR 16.104, umgerechnet mit Kursen zum Erwerbszeitpunkt, ausgegeben. Die Kaufpreise der erworbenen Gesellschaften wurden ausschließlich durch die Übertragung von Zahlungsmitteln beglichen. Insgesamt entstand dabei ein Goodwill von TEUR 4.348. Die Akquisitionen wurden ausschließlich von Tochterunternehmen durchgeführt, der Mittelabfluss aus Investitionstätigkeit wurde in der Kapitalflussrechung mit dem Durchschnittskurs umgerechnet.
Die Kontron America Inc., erwirbt am 24. Februar 2005 100% der Anteile an der Dolch Computer Systems Inc., Fremont/USA. Die Dolch Computer Systems Inc. hält fünf Tochtergesellschaften, die in Amerika, Kanada und Europa ansässig sind, und ist vornehmlich mit Embedded Computer Technologie in den Bereichen Sicherheit, Energie und Verteidigungstechnik tätig. Der Kaufpreis der Dolch Computer Systems Inc. betrug TEUR 12.859 zuzüglich Anschaffungsnebenkosten in Höhe von TEUR 213.

This corporate acquisition is reported in the balance sheet as follows:

Die Bilanzierung des Unternehmenserwerbes stellt sich wie folgt dar:

BALANCE SHEET BILANZ	Book value/Buchwerte 24.02.05	Fair value/Zeitwerte 24.02.05
Cash Flüssige Mittel	266	266
Accounts receivable and other current receivables Forderungen und sonstige Vermögensgegenstände	5.717	5.293
Inventories Vorratsvermögen	3.893	1.825
Other assets Sonstige Aktiva	363	2.677
Deferred income tax Aktive latente Steuer	0	1.775
Property, plant and equipment Sachanlagevermögen	276	136
Intangible assets Immaterielle Vermögenswerte	0	1.126
Total assets Aktiva gesamt	10.516	13.099
Accounts payable Verbindlichkeiten	731	859
Accruals Rückstellungen	405	940
Contingent liabilities Eventualschulden	84	1.641
Liabilities Passiva ohne Eigenkapital	1.220	3.440
Acquired net assets Erworbenes Nettovermögen	9.296	9.659
Goodwill Firmenwert		3.413

The goodwill is attributable to various factors. These include, among other things, potential synergy effects and a strengthening of the market position.
The intangible assets reported in the balance sheet as a result of the acquisition are classified as follows:

Der Firmenwert ist verschiedenen Faktoren zuzurechnen. Hierzu zählen unter anderem potentielle Synergieeffekte und eine Stärkung der Marktposition.
Die durch den Unternehmenserwerb bilanzierten immateriellen Vermögenswerte teilen sich wie folgt auf:

Intangible assets Immaterielle Vermögenswerte	Fair value Zeitwert	Useful life Nutzungsdauer
Technology Technologie	117	2-3 Jahre
Backlog Auftragsbestand	768	2 Jahre
Trademarks Markennamen	181	2 Jahre
	1.126	

IFRS 3.70 requires the reporting of the sales and earnings of the merged company for the reporting period, on the assumption that the time of acquisition for all corporate mergers during this period was at the beginning of the reporting period. The merger of Kontron America Inc., San Diego with Dolch Computer Systems Inc. renders the provision of this information impracticable.

IFRS 3.70 fordert den Ausweis von Umsatz und Ergebnis des zusammengeschlossenen Unternehmens für die Berichtsperiode, unter der Annahme, dass der Erwerbszeitpunkt für alle Unternehmenszusammenschlüsse innerhalb dieser Periode am Anfang dieser Berichtsperiode läge. Durch die Verschmelzung der Kontron America Inc., San Diego mit der Dolch Computers Systems Inc. ist die Angabe dieser Information praktisch undurchführbar.

On April 15, 2005 Kontron AG acquired a further 4% of RT Soft Zao, thereby increasing its shareholding to 57%. The purchase price totaled TEUR 874 and the resultant goodwill amounted to TEUR 760.

In May, ISPRO Inc., Taipeh was acquired by Kontron Embedded Technology Inc. for a purchase price of TEUR 393 and merged into Kontron Embedded Technology Inc. on the same day. At Kontron Embedded Technology Inc., a capital increase in kind amounting to TEUR 393 was carried out. The shareholding held by Kontron AG was reduced from 83.49% to 80.06%. The resultant goodwill amounted to TEUR 175.

On December 15, 2005, a capital increase of TEUR 1,686 was carried out at Kontron Embedded Technology Inc. With this transaction Kontron AG increased its shareholding from 80.06% to 82.48%. Kontron Embedded Technology Inc. was renamed as Kontron Asia Inc.

On October 1, 2005, Kontron Asia Inc. acquired a 100% shareholding in TFS Electronic Manufacturing Services SDN BHD, Penang/Malaysia. Kontron Manufacturing Services (formerly TFS) operates in the field of manufacturing services for electronic components. The purchase price amounted to TEUR 1,519 plus expenses of acquisition of TEUR 217. The corporate acquisition is reported in the balance sheet as follows:

Am 15. April 2005 erwarb die Kontron AG weitere 4% an der RT Soft Zao und erhöhte damit die Beteiligung auf 57%. Der Kaufpreis betrug TEUR 874, es ergab sich ein Firmenwert in Höhe von TEUR 760.

Im Mai wurde die ISPRO Inc., Taipeh zu einem Kaufpreis von TEUR 393 von der Kontron Embedded Technology Inc. erworben und am gleichen Tag auf die Kontron Embedded Technology Inc. verschmolzen. Bei der Kontron Embedded Technology Inc. wurde eine Kapitalerhöhung durch Sacheinlage in Höhe von TEUR 393 durchgeführt. Der Anteil der Kontron AG verringert sich von 83,49% auf 80,06%. Der daraus resultierende Goodwill betrug TEUR 175.

Am 15. Dezember 2005 wurde bei der Kontron Embedded Technology Inc. eine Kapitalerhöhung von TEUR 1.686 durchgeführt. Die Kontron AG erhöhte durch diesen Vorgang ihre Anteile von 80,06% auf 82,48%. Die Kontron Embedded Technology Inc. wurde in Kontron Asia Inc. umbenannt.

Am 01. Oktober 2005 erwarb die Konton Asia Inc. 100% der TFS Electronic Manufacturing Services SDN BHD, Penang/Malaysia. Die Kontron Manufacturing Services (vormals TFS) ist im Bereich Produktions- und Fertigungsdienstleistungen für Elektronikbaugruppen tätig. Der Kaufpreis lag bei TEUR 1.519 zuzüglich Anschaffungsnebenkosten in Höhe von TEUR 217. Die Bilanzierung des Unternehmenserwerbes erfolgt wie folgt:

BALANCE SHEET **BILANZ**	**Book value/Buchwerte** **01.10.05 in TEUR**	**Fair value/Zeitwerte** **01.10.05 in TEUR**
Cash Flüssige Mittel	489	505
Accounts receivable and other current receivables Forderungen und sonstige Vermögensgegenstände	5.148	3.470
Inventories Vorratsvermögen	5.770	4.787
Other assets Sonstige Aktiva	494	494
Property, plant and equipment Sachanlagevermögen	4.498	3.174
Total assets **Aktiva gesamt**	16.399	12.430
Accounts payable Verbindlichkeiten	5.127	4.078
Provisions, contingent liabilities Rückstellungen, Eventualschulden	572	1.055
Finance lease Finanzierungsleasing	3.473	2.579
Bank loans and overdrafts Verbindlichkeiten gegenüber Kreditinstituten	767	767
Liabilities excluding equity **Passiva ohne Eigenkapital**	9.939	8.479
Net assets acquired **Erworbenes Nettovermögen**	6.460	3.951
Goodwill **Firmenwert**		-2.215

The surplus (negativ goodwill) is related to the acquisition of identifiable assets, liabilities and contingent liabilities of the acquired company in financial difficulties and amounts to TEUR

Der Überschuss (negativer Firmenwert) steht im Zusammenhang mit dem Erwerb der identifizierbaren Vermögenswerte, Schulden und Eventualschulden des erworbenen, in finanziellen Schwierig-

2,215. It was treated as income in the 2005 financial year and reported in other income.

IFRS 3.70 requires the reporting of the sales and earnings of the merged company for the reporting period, on the assumption that the time of acquisition for all corporate mergers within this period was at the beginning of the reporting period. The provision of this information is impracticable.

The sales posted by Kontron Manufacturing Services for the period from October 1, 2005 to December 31, 2005 amounts to TEUR 10,538, while the earnings total TEUR 971.

On October 7, 2005, Kontron Asia Inc. acquired a 40% shareholding in Kontron Technology Japan Inc., Tokyo/Japan. The company is reported at equity in the balance sheet. The purchase price amounted to TEUR 29.

Consolidation principles

The assets and liabilities of the domestic and foreign companies included in the consolidated financial statements are shown in accordance with the accounting and valuation methods which are uniformly applied in the Kontron Group.

In the case of subsidiaries consolidated for the first time, assets and liabilities must be valued at their attributable value at the time of acquisition. The realized hidden reserves and charges are rolled over, written down or released as part of the subsequent consolidation in accordance with the corresponding assets and liabilities. If the acquisition values of the shareholdings exceed the Group's proportion of the equity of the company in question, valued in this way, this results in goodwill. Goodwill resulting from the consolidation is examined regularly for its value retention as per the balance sheet date and, if necessary, subjected to non-scheduled depreciation. Every diminution in value is posted to income immediately. No write-ups are carried out. If the acquisition costs are lower than the values of the identifiable assets, liabilities and contingent liabilities acquired, the difference (negative goodwill) is posted to income immediately.

Payables and receivables between consolidated companies are netted off, and expenses and income are eliminated. The consolidated inventories and assets are adjusted to take account of intermediate results.

Consolidation transactions affecting net income are subject to deferred taxation.

Shares in associated companies

An associated company is a company over which the Group can exert a decisive influence through its participation in the

keiten befindlichen Unternehmens und beläuft sich auf TEUR 2.215. Er wurde im Geschäftsjahr 2005 erfolgswirksam behandelt und unter sonstigen Erträgen ausgewiesen.

IFRS 3.70 fordert den Ausweis von Umsatz und Ergebnis des zusammengeschlossenen Unternehmens für die Berichtsperiode, unter der Annahme, dass der Erwerbszeitpunkt für alle Unternehmenszusammenschlüsse innerhalb dieser Periode am Anfang dieser Berichtsperiode läge. Die Angabe dieser Information ist praktisch undurchführbar.

Der Umsatz der Kontron Manufacturing Services für den Zeitraum 01.10.2005 bis 31.12.2005 beläuft sich auf TEUR 10.538, das Ergebnis auf TEUR 971.

Am 07. Oktober 2005 erwarb die Kontron Asia Inc. 40% der Kontron Technology Japan Inc., Tokio/Japan. Die Gesellschaft wird nach der At-Equity-Methode bilanziert. Der Kaufpreis lag bei TEUR 29.

Konsolidierungsgrundsätze

Die Vermögenswerte und Schulden der in den Konzernabschluss einbezogenen in- und ausländischen Unternehmen werden nach den für den Kontron Konzern einheitlich geltenden Bilanzierungs- und Bewertungsmethoden angesetzt.

Bei erstmalig konsolidierten Tochterunternehmen sind die Vermögenswerte und Schulden mit ihrem beizulegenden Wert zum Erwerbszeitpunkt zu bewerten. Die aufgedeckten stillen Reserven und Lasten werden im Rahmen der Folgekonsolidierung entsprechend den korrespondierenden Vermögenswerten und Schulden fortgeführt, abgeschrieben bzw. aufgelöst. Soweit die Anschaffungswerte der Beteiligungen den Konzernanteil am so ermittelten Eigenkapital der jeweiligen Gesellschaft übersteigen, entstehen Geschäfts- oder Firmenwerte. Durch die Konsolidierung entstandene Geschäfts- oder Firmenwerte werden regelmäßig zum Bilanzstichtag auf ihre Werthaltigkeit überprüft und gegebenenfalls außerplanmäßig abgeschrieben. Jede Wertminderung wird sofort erfolgswirksam erfasst. Eine Wertaufholung findet nicht statt. Sind die Anschaffungskosten geringer als die Werte der erworbenen identifizierbaren Vermögenswerte, Schulden und Eventualschulden, so wird der Unterschiedsbetrag (Negativer Goodwill) sofort erfolgswirksam erfasst.

Zwischen konsolidierten Gesellschaften bestehende Forderungen und Verbindlichkeiten werden aufgerechnet, Aufwendungen und Erträge werden eliminiert. Die Konzernvorräte und das Anlagevermögen werden um Zwischenergebnisse bereinigt.

Ergebniswirksame Konsolidierungsvorgänge unterliegen der Abgrenzung latenter Steuern.

Anteile an assoziierten Unternehmen

Ein assoziiertes Unternehmen ist ein Unternehmen, auf welches der Konzern durch die Teilhabe an dessen finanz- und geschäftspo-

company's financial and commercial policy decision-making process, although neither control nor joint control prevails.
The results and the assets and liabilities of associated companies are reported in these consolidated financial statements using the equity method. Shares in associated companies are reported in the balance sheet at acquisition cost, which are adjusted to account for changes in the Group's share in the shareholders' equity after the time of acquisition and losses caused by diminutions in value. Losses that exceed the Group's interest in associated companies are not reported. If the acquisition cost of the Group's share in the corporate acquisition exceeds the fair values of the identifiable assets and liabilities of the associated company at the time of acquisition, the difference is reported as goodwill. If the acquisition cost of the Group's share in the corporate acquisition is lower than the fair values of the identifiable assets and liabilities of the associated company at the time of acquisition (i.e. an allowance for the acquisition), the difference is reported with effect on income in the period of the acquisition.
If Group companies engage in transactions with an associated company, the intermediate results are eliminated to the extent of the Group's shareholding in the associated company in question. Losses can be an indicator of a diminution in the value of the transferred asset. In such cases, an appropriate valuation allowance must be carried out for the diminution in value.

litischen Entscheidungsprozessen maßgeblichen Einfluss nehmen kann, wobei weder Beherrschung noch gemeinschaftliche Beherrschung vorliegt.
Die Ergebnisse sowie Vermögenswerte und Schulden von assoziierten Unternehmen werden in diesen Konzernabschluss unter Anwendung der Equity-Methode einbezogen. Anteile an assoziierten Unternehmen werden in der Bilanz zu Anschaffungskosten ausgewiesen, die um Veränderungen des Anteils des Konzerns am Reinvermögen nach dem Erwerbszeitpunkt sowie Verluste durch Wertminderungen angepasst werden. Verluste, die den Anteil des Konzerns an assoziierten Unternehmen übersteigen, werden nicht erfasst. Übersteigen die Anschaffungskosten des Unternehmenserwerbs für den Anteil des Konzerns die beizulegenden Zeitwerte der identifizierbaren Vermögensgegenstände und Schulden des assoziierten Unternehmens im Erwerbszeitpunkt, wird der Unterschiedsbetrag als Geschäfts- oder Firmenwert erfasst. Unterschreiten die Anschaffungskosten des Unternehmenserwerbs für den Anteil des Konzerns die beizulegenden Zeitwerte der identifizierbaren Vermögensgegenstände und Schulden im Erwerbszeitpunkt (d.h. ein Abschlag beim Erwerb), so wird der Unterschiedsbetrag in der Periode des Erwerbs ertragswirksam erfasst.
Bei Transaktionen von Konzernunternehmen mit einem assoziierten Unternehmen werden die Zwischenergebnisse im Umfang des Konzernanteils am entsprechenden assoziierten Unternehmen eliminiert. Verluste können ein Indikator für eine Wertminderung des übertragenen Vermögenswertes sein. In diesem Fall ist eine angemessene Wertberichtigung für die Wertminderung vorzunehmen.

Foreign currency translation

The annual financial statements of the foreign subsidiaries are translated in accordance with the functional currency concept as per IAS 21, *The Effect of Changes in Foreign Exchange Rate.* All of the companies work independently from a financial and commercial point of view, which means that their respective functional currencies correspond to the national currencies of the countries where they are domiciled.
The assets and liabilities as well as contingent liabilities and other financial obligations are translated at the average rate as of the balance sheet date; the items in the income statement are translated at the average rate for the year. Exchange rate differences arising from the balancing of foreign currency positions during the year and from the valuation of the open foreign currency positions at the average rate on the balance sheet date are reported under equity with no effect on income.
The currency difference resulting from the translation of equity is set off under changes in equity with no effect on income.

Währungsumrechnung

Die Jahresabschlüsse der ausländischen Tochtergesellschaften werden nach dem Konzept der funktionalen Währung gemäß IAS 21 *The Effect of Changes in Foreign Exchange Rates* umgerechnet. Alle Gesellschaften arbeiten in finanzieller und wirtschaftlicher Sicht unabhängig, so dass die jeweilige funktionale Währung der Landeswährung dieser Unternehmen entspricht.
Die Umrechnung der Vermögenswerte und Schulden sowie der Haftungsverhältnisse und der sonstigen finanziellen Verpflichtungen erfolgt zum Mittelkurs am Bilanzstichtag; die Posten der Gewinn- und Verlustrechnung werden zum Jahresdurchschnittskurs umgerechnet. Kursdifferenzen aus dem unterjährigen Ausgleich von Fremdwährungspositionen sowie aus der Bewertung der offenen Fremdwährungsposten mit dem Kurs am Bilanzstichtag werden erfolgsneutral im Eigenkapital erfasst.
Der sich aus der Umrechnung des Eigenkapitals ergebende Währungsunterschied wird im Posten erfolgsneutrale Eigenkapitalveränderung verrechnet.

The exchange rates of the currencies most important to the Kontron Group changed as follows compared with the previous year:

Die Wechselkurse der für den Kontron Konzern wichtigsten Währungen veränderten sich im Vorjahresvergleich wie folgt:

	Reference date rate (base EUR 1) Stichtagskurs (Basis EUR 1)		Average rate (base EUR 1) Durchschnittskurs (Basis EUR 1)	
	31.12.2005	31.12.2004	2005	2004
US Dollar US-Dollar	1,18	1,36	1,25	1,24
Canadian Dollar Canadischer Dollar	1,38	1,64	1,51	1,62
British Pound Britisches Pfund	0,69	0,71	0,68	0,68
Taiwan Dollar Taiwan Dollar	38,95	43,17	39,98	41,48
Russian Rouble Russischer Rubel	33,97	37,76	35,16	35,77
Danish Crown Dänische Krone	7,46	7,44	7,45	7,44

Accounting and valuation methods

The financial statements of Kontron AG and its domestic and foreign subsidiaries are prepared in accordance with IAS 27, *Consolidated Financial Statements and Accounting for Investments in Subsidiaries*, using uniform accounting and valuation methods.

Insofar as fair values can be determined reliably, the book values of the financial assets and liabilities shown in the balance sheet correspond to their fair values, or differ only insignificantly from them.

Bilanzierungs- und Bewertungsgrundsätze

Die Abschlüsse der Kontron AG sowie der in- und ausländischen Tochtergesellschaften werden entsprechend IAS 27 *Consolidated Financial Statements and Accounting for Investments in Subsidiaries* nach einheitlichen Bilanzierungs- und Bewertungsgrundsätzen aufgestellt.

Soweit beizulegende Zeitwerte zuverlässig bestimmbar sind, entsprechen die Buchwerte der bilanzierten finanziellen Vermögenswerte und finanziellen Schulden den beizulegenden Zeitwerten oder weichen nur unwesentlich von diesen ab.

Recognition of income and expenses

In principle, sales are reported when the services have been performed or the goods delivered, i.e. when the risk has been transferred to the customer. The *percentage-of-completion method* is not applied, as the commencement and final completion of performances regularly occur within the same accounting period.

Operating expenses are posted to net income as of the time when the services are utilized or when they are triggered commercially.

Ertrags- und Aufwandsrealisierung

Die Erfassung von Umsatzerlösen erfolgt grundsätzlich dann, wenn die Leistungen erbracht bzw. die Waren oder Erzeugnisse geliefert worden sind, das heißt der Gefahrenübergang auf den Abnehmer vorliegt. Die *Percentage-of-Completion-Method* kommt nicht zur Anwendung, da regelmäßig Beginn und vollständige Erbringung von Leistungen in eine Rechnungsperiode fallen.

Betriebliche Aufwendungen werden mit Inanspruchnahme der Leistungen bzw. zum Zeitpunkt ihrer wirtschaftlichen Verursachung ergebniswirksam.

Public grants and subsidies

Public grants and subsidies in connection with property, plant and equipment are deducted from the book value of the asset in accordance with the option contained in IAS 20.

Zuwendungen der öffentlichen Hand

Zuwendungen der öffentlichen Hand im Zusammenhang mit Sachanlagen werden gemäß dem Wahlrecht in IAS 20 vom Buchwert des Vermögenswertes abgesetzt.

Cost of borrowed capital

In the Kontron Group, all costs of borrowed capital are reported with effect on income in the period in which they are incurred.

Trade receivables

All identifiable individual risks inherent in trade receivables are taken into account by means of valuation allowances.

Inventories

The inventories are reported at acquisition or production cost or market prices, whichever is lower; the average method is generally applied. The production costs include not only the directly attributable costs, but also the materials and production overheads including depreciations. In the process, fixed overheads are included on the basis of normal capacity utilization of the production facilities. Costs incurred by the unused production capacities (idleness costs) are reported in the income statement under cost of performances rendered. Valuation allowances for inventories are carried out insofar as the acquisition or production costs exceed the expected net sale proceeds.

Securities and financial assets

Shares in companies over which Kontron cannot exercise a decisive influence are allocated to the *available-for-sale* category, as are interest-bearing securities. These are reported in the balance sheet for simplification purposes at net book values, either on materiality grounds or due to difficulty in establishing a reliable current value.

Property, plant and equipment

Property, plant and equipment are valued at historical cost less scheduled depreciation calculated pro rata temporis using the straight line method. The acquisition costs include the acquisition price, incidental expenses and reductions in costs.

Fremdkapitalkosten

Im Kontron Konzern werden sämtliche Fremdkapitalkosten in der Periode, in der sie angefallen sind, erfolgswirksam erfasst.

Forderungen aus Lieferungen und Leistungen

Bei den Forderungen aus Lieferungen und Leistungen wird erkennbaren Einzelrisiken durch Wertberichtigungen Rechnung getragen.

Vorräte

Die Vorräte werden zu Anschaffungs- und Herstellungskosten oder zu niedrigeren Tageswerten angesetzt; dabei kommt im Wesentlichen die Durchschnittsmethode zur Anwendung. In den Herstellungskosten werden, neben den direkt zurechenbaren Kosten, auch Fertigungs- und Materialgemeinkosten sowie Abschreibungen einbezogen. Dabei werden fixe Gemeinkosten auf Grundlage der Normalauslastung der Produktionsanlagen berücksichtigt. Kosten der nicht genutzten Produktionskapazitäten (Leerkosten) werden in der Gewinn- und Verlustrechung in den Kosten der umgesetzten Leistung ausgewiesen. Wertberichtigungen auf Vorräte werden vorgenommen, soweit die Anschaffungs- oder Herstellungskosten über den erwarteten Nettoveräußerungserlösen liegen.

Wertpapiere und Finanzanlagen

Anteile an Unternehmen, bei denen Kontron keinen maßgeblichen Einfluss ausüben kann, sowie verzinsliche Wertpapiere sind der Kategorie *available for sale* zugeordnet. Diese werden vereinfachend zu fortgeführten Anschaffungskosten bilanziert, entweder aus Wesentlichkeitsgründen oder aufgrund von Schwierigkeiten bei der Bestimmung eines verlässlichen Zeitwertes.

Sachanlagen

Die Sachanlagen werden zu Anschaffungs- und Herstellungskosten bewertet, vermindert um planmäßige linear nach der Pro-rata-temporis-Methode bemessene Abschreibungen. Die Anschaffungskosten enthalten den Anschaffungspreis, die Nebenkosten sowie die Kostenminderungen.

The scheduled depreciations are based primarily on the following useful lives:

Den planmäßigen Abschreibungen liegen hauptsächlich folgende Nutzungsdauern zugrunde:

	years/Jahre
Building Gebäude	5 - 30
Plant and Machinery Technische Anlagen und Maschinen	3 - 10
Property, Plant, Equipment Betriebs- und Geschäftsausstattung	2 - 10

Assets which have been depreciated in full are shown under historical cost and accumulated depreciation until they are no longer operational. When assets are disposed of, the historical costs and the accumulated depreciation are deducted, results from asset disposals (disposal proceeds less residual book values) are reported in the income statement under other operating income or other operating expenses. Scheduled depreciations on property, plant and equipment are allocated to the functional areas that use them.

Intangible assets

Intangible assets acquired from third parties against payment are shown at the cost of acquisition, taking into account incidental expenses and cost reductions, and depreciated regularly using the straight line method over their economic useful lives.
Concessions, rights and licenses relate to IT software that has been acquired. Their scheduled amortization is based on useful lives of 3 to 7 years. Scheduled amortizations are allocated to the functional areas that use them.
Research costs are treated as current expenses in accordance with IAS 38. The development costs of products that go into series production are capitalized insofar as, among other things, the manufacture of these products is likely to prove economically beneficial for the Kontron Group. If the prerequisites for capitalization are not fulfilled, the expenses are reported in the year in which they were incurred. Capitalized development costs include all of the direct costs and overheads that are attributable directly to the development process. Amortization is carried out using the straight line method, beginning from the commencement of production, over the expected lifespans of the developed products.

Voll abgeschriebenes Anlagevermögen wird so lange unter Anschaffungs- und Herstellungskosten und kumulierten Abschreibungen ausgewiesen, bis die Vermögenswerte außer Betrieb genommen werden. Bei Anlageabgängen werden die Anschaffungs- und Herstellungskosten sowie die kumulierten Abschreibungen abgesetzt, Ergebnisse aus Anlagenabgängen (Abgangserlöse abzüglich Restbuchwerte) werden in der Gewinn- und Verlustrechnung unter den sonstigen betrieblichen Erträgen bzw. sonstigen betrieblichen Aufwendungen ausgewiesen. Planmäßige Abschreibungen auf Sachanlagen sind den nutzenden Funktionsbereichen zugeordnet.

Immaterielle Vermögenswerte

Entgeltlich erworbene immaterielle Vermögenswerte werden mit den Anschaffungskosten unter Berücksichtigung der Nebenkosten und Kostenminderungen bilanziert und planmäßig linear über ihre wirtschaftliche Nutzungsdauer abgeschrieben.
Konzessionen, Rechte und Lizenzen betreffen erworbene EDV-Software. Den planmäßigen Abschreibungen liegen Nutzungsdauern von 3 bis 7 Jahren zugrunde. Planmäßige Abschreibungen sind den nutzenden Funktionsbereichen zugeordnet.
Forschungskosten werden gemäß IAS 38 als laufender Aufwand behandelt. Die Entwicklungskosten von in Serie gehenden Produkten werden aktiviert, sofern u. a. die Herstellung dieser Produkte dem Kontron Konzern voraussichtlich einen wirtschaftlichen Nutzen bringen wird. Sind die Voraussetzungen für eine Aktivierung nicht gegeben, werden die Aufwendungen im Jahr ihrer Entstehung erfolgswirksam erfasst. Aktivierte Entwicklungskosten umfassen alle direkt dem Entwicklungsprozess zurechenbare Einzel- und Gemeinkosten. Die Abschreibung erfolgt linear ab dem Produktionsbeginn über die vorgesehene Laufzeit der entwickelten Produkte.

The scheduled amortizations are based primarily on the following useful lives:

Den planmäßigen Abschreibungen liegen hauptsächlich folgende Nutzungsdauern zugrunde:

	years/Jahre
Concessions, industrial property rights and similar rights Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte	3 - 10
Capitalized development cost Aktivierte Entwicklungskosten	3 - 5

The amortizations are allocated to the appropriate functional areas.

Goodwill arising from capital consolidation is capitalized in accordance with IFRS 3 and examined regularly for value retention as of the balance sheet date in accordance with IAS 36. In addition, an impairment test is carried out if there are any signs that a valuation allowance might be necessary. Any write-down necessitated by the impairment test is non-scheduled. In the process, the goodwill must be distributed to cash-generating units.

Non-scheduled amortizations of intangible assets are carried out in accordance with IAS 36 if the realizable amount (present value of the cash flows anticipated in the future from the use of the asset in question) has fallen below the book value. In the period under review, neither a write-down nor a write-up was necessary.

Die Abschreibungen werden den entsprechenden Funktionsbereichen zugeordnet.

Aus der Kapitalkonsolidierung entstandene Geschäfts- oder Firmenwerte werden gemäß IFRS 3 aktiviert und gemäß IAS 36 regelmäßig zum Bilanzstichtag auf ihre Wertigkeit überprüft. Darüber hinaus erfolgt bei Vorliegen von Anzeichen auf Wertberichtigungsbedarf eine Werthaltigkeitsprüfung. Ein sich aus der Werthaltigkeitsprüfung ergebender Abschreibungsbedarf wird außerplanmäßig vorgenommen. Hierfür ist der Geschäfts- und Firmenwert auf zahlungsmittelgenerierende Einheiten zu verteilen.

Außerplanmäßige Abschreibungen auf immaterielle Vermögenswerte werden gemäß IAS 36 vorgenommen, wenn der erzielbare Betrag (Barwert der zukünftig erwarteten Cashflows aus der Nutzung des betroffenen Vermögenswertes) unter den Buchwert gesunken ist. Im Berichtszeitraum lag weder ein Abwertungs- noch ein Zuschreibungsbedarf vor.

Non-scheduled depreciation, amortization and valuation allowances on property, plant and equipment and intangible assets

If the value of intangible or tangible fixed assets, determined in accordance with the above principles, is higher than the value attributable to them on the balance sheet date, this is taken into consideration by means of non-scheduled amortization, depreciation or valuation allowances. Non-scheduled amortization, depreciation and valuation allowances are reported under other operating expenses.

Goodwill and other intangible assets not yet ready for use are examined annually for any diminution in value (impairment test). In addition, the need for a write-down is assessed for assets or groups of assets presumed to be affected by a non-scheduled diminution in value. Valuation allowances for goodwill are not reversed.

Außerplanmäßige Abschreibungen bzw. Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte

Soweit der nach vorstehenden Grundsätzen ermittelte Wert von immateriellen Vermögenswerten oder Gegenständen des Sachanlagevermögens über dem Wert liegt, der am Abschlussstichtag beizulegen ist, wird dem durch außerplanmäßige Abschreibungen bzw. Wertberichtigung Rechnung getragen. Außerplanmäßige Abschreibungen und Wertberichtigungen werden in den sonstigen betrieblichen Aufwendungen erfasst.

Geschäftswerte und andere immaterielle Vermögenswerte vor Nutzungsbereitschaft werden jährlich auf eine Wertminderung überprüft. Des Weiteren erfolgt eine Beurteilung des Abwertungsbedarfs für solche Vermögenswerte oder Gruppen von Vermögenswerten, bei denen eine außerplanmäßige Wertminderung vermutet wird. Wertberichtigungen von Geschäftswerten werden nicht zurückgenommen.

The procedure used in impairment tests and their effects

As part of the impairment test for assets in the Kontron Group, the book values of individual cash-generating units are compared with the respective realizable amounts, i.e. the higher of the net selling price and its value in use.

Vorgehensweise und Auswirkung der Werthaltigkeitsprüfungen

Im Rahmen der Überprüfung der Werthaltigkeit von Vermögenswerten werden im Kontron Konzern die Buchwerte der einzelnen zahlungsmittelgenerierenden Einheiten (Cash Generating Unit)

In line with the definition of a cash generating unit, the Kontron Group's strategic business units are always described as *cash generating units*. They constitute the reporting level below the reporting segments.
In cases where the book value of the cash generating unit is higher than its realizable amount, the difference represents an impairment loss. The goodwill of the strategic unit in question is written down by the amount of the expensed valuation allowances calculated in this way.
Value in use is based on the present value of the future payments anticipated on the basis of the continued use of the strategic business unit. The forecast for the payments is based on the plans made by the Kontron Group. Kontron's planning horizon is three years (2006-2008). The sales growth within the individually planned periods corresponds to the market growth of the embedded computer industry and the Group average comes to around 15%. The gross profit margin and the cost structure basically correspond to empirical values from the past. For later periods (from 2009 onwards), no growth compared with the last individually planned year (2008) is assumed.
The discount rate is assumed to be between 15% and 18.4%, depending on the cash generating unit, taking the volatility of the Kontron stock into account.
There is no need for valuation allowances for goodwill in the reporting year.

mit ihrem jeweiligen erzielbaren Betrag (recoverable amount), das heißt, dem höheren Wert aus Nettoveräußerungspreis (net selling price) und ihrem Nutzungswert (value in use) verglichen.
Der Definition einer zahlungsmittelgenerierenden Einheit entsprechend werden grundsätzlich die strategischen Geschäftseinheiten des Kontron Konzerns als *Cash Generating Unit* verwendet. Sie stellen die Berichtsebene unterhalb der Berichtssegmente dar.
In den Fällen, in denen der Buchwert der Cash Generating Unit höher als sein erzielbarer Betrag ist, liegt in der Höhe der Differenz ein Abwertungsverlust (impairment loss) vor. Um die so ermittelten aufwandswirksamen Wertberichtigungen wird der Geschäfts- bzw. Firmenwert der betroffenen strategischen Einheit abgeschrieben.
Bei der Ermittlung des Nutzungswertes wird der Barwert der künftigen Zahlungen, der aufgrund der fortlaufenden Nutzung der strategischen Geschäftseinheit erwartet wird, zugrunde gelegt. Die Prognose der Zahlungen stützt sich auf die Planungen des Kontron Konzerns. Der Planungshorizont der Kontron erstreckt sich auf drei Jahre (2006-2008). Das Umsatzwachstum innerhalb dieser einzeln geplanten Perioden entspricht dem Marktwachstum der Embedded Computer Industrie und liegt im Gruppendurchschnitt bei ca. 15%. Die Rohgewinnmarge und die Kostenstruktur entsprechen im Wesentlichen Erfahrungswerten der Vergangenheit. Für darüber hinausgehende Zeiträume (ab 2009) wird kein Wachstum gegenüber dem letzten, einzeln geplanten Jahr (2008) angenommen.
Der Diskontierungszins wird unter Berücksichtigung der Volatilität der Kontron Aktie – je nach Cash Generating Unit - mit Werten zwischen 15% und 18,4% angenommen.
Im Berichtsjahr ergibt sich kein Wertminderungsbedarf für Firmenwerte.

Deferred taxes

Deferred taxes are determined, in accordance with IAS 12, using the balance-sheet-oriented liability method. This requires the setting up of deferred taxes for all temporary differences between the assigned values in the tax balance sheet and in the consolidated balance sheet (temporary concept). In addition, deferred taxes from loss carryforwards must be reported.
The deferrals are carried out in the amount of the likely tax burden or relief in subsequent financial years on the basis of the tax rate likely to prevail at the time of realization.
Deferred tax assets contain future tax relief arising from temporary differences between the book values stated in the consolidated balance sheet and the assigned values in the tax balance sheet. Deferred tax assets arising from tax loss carryforwards realizable in the future and from tax benefits are also reported.
Deferred tax assets are set off against deferred tax liabilities if the identity of the tax creditor is known.

Latente Steuern

Die Ermittlung latenter Steuern erfolgt gemäß IAS 12 nach der bilanzorientierten Verbindlichkeitenmethode. Hiernach sind für sämtliche temporären Differenzen zwischen den Wertansätzen der Steuerbilanz und der Konzernbilanz latente Steuern zu bilden (Temporary-Concept). Daneben sind latente Steuern aus Verlustvorträgen zu erfassen.
Die Abgrenzungen werden in Höhe der voraussichtlichen Steuerbelastung bzw. -entlastung nachfolgender Geschäftsjahre auf Grundlage des zum Zeitpunkt der Realisierung voraussichtlich gültigen Steuersatzes vorgenommen.
Aktive latente Steuern beinhalten zukünftige Steuerentlastungen aus temporären Differenzen zwischen den in der Konzernbilanz angesetzten Buchwerten und den Wertansätzen in der Steuerbilanz. Ferner werden aktive latente Steuern aus künftig realisierbaren steuerlichen Verlustvorträgen sowie aus steuerlichen Vergünstigungen erfasst.

Deferred taxes are shown as long-term in accordance with IAS 1.70.

Eine Verrechnung von aktiven latenten Steuern mit passiven latenten Steuern erfolgt, soweit eine Identität der Steuergläubiger besteht.
Gemäß IAS 1.70 werden latente Steuern als langfristig ausgewiesen.

Trade payables

Trade payables are not interest-bearing and are reported at their nominal values.

Verbindlichkeiten aus Lieferungen und Leistungen

Verbindlichkeiten aus Lieferungen und Leistungen sind nicht verzinslich und werden zu ihrem Nominalwert ausgewiesen.

Finance leases

In accordance with IAS 17, used property, plant and equipment are capitalized on the basis of lease agreements if the prerequisites of a finance lease are fulfilled, in other words if the material risks and opportunities arising from their use are transferred to the lessee. The capitalization is carried out as of the date of the agreement at acquisition or production cost or the present value of the minimum lease payments, should this be lower. The straight-line depreciation is based on the economic useful life or the term of the lease agreement, whichever is shorter. The payment obligations resulting from the future lease installments are reported as liabilities at the present value of the lease installments.
If the commercial ownership resides with the lessor *(operating lease relationship)* in lease agreements, the leased items are reported in the lessor's balance sheet. The lease expenses incurred for these items are reported in full as expenses.

Finanzierungsleasing

Gemäß IAS 17 werden auf der Basis von Leasingverträgen genutzte Sachanlagen aktiviert, wenn die Voraussetzungen eines Finanzierungsleasings erfüllt sind, das heißt, wenn die wesentlichen Risiken und Chancen, die sich aus der Nutzung ergeben, auf den Leasingnehmer übertragen wurden. Die Aktivierung erfolgt zum Zeitpunkt des Vertragsabschlusses zu Anschaffungs- oder Herstellungskosten bzw. zum Barwert der Mindestleasingzahlungen, falls dieser niedriger ist. Der linearen Abschreibung liegt die wirtschaftliche Nutzungsdauer oder die kürzere Laufzeit des Leasingvertrages zugrunde. Die aus den künftigen Leasingraten resultierenden Zahlungsverpflichtungen werden mit dem Barwert der Leasingraten als Verbindlichkeit ausgewiesen.
Soweit bei Leasingverträgen das wirtschaftliche Eigentum beim Leasinggeber liegt (*Operating-Lease*-Verhältnisse), erfolgt die Bilanzierung der Leasinggegenstände beim Leasinggeber. Die dafür anfallenden Leasingaufwendungen werden in voller Höhe als Aufwand erfasst.

Other provisions

Provisions are formed if there is an obligation towards a third party that will probably lead to an outflow of funds and whose amount can be reliably estimated.
The other provisions, in accordance with IAS 37, take account of all identifiable risks and contingent obligations at their likely amounts and are not set off against recourse claims. Provisions falling due in more than one year must be stated at their settlement amounts discounted to the balance sheet date.

Sonstige Rückstellungen

Rückstellungen werden gebildet, wenn eine Verpflichtung gegenüber Dritten besteht, die wahrscheinlich zu einem Abfluss von Finanzmitteln führt und deren Höhe zuverlässig schätzbar ist.
Die sonstigen Rückstellungen werden gemäß IAS 37 für alle erkennbaren Risiken und ungewissen Verpflichtungen in Höhe ihres wahrscheinlichen Eintritts berücksichtigt und nicht mit Rückgriffsansprüchen verrechnet. Rückstellungen mit einer Restlaufzeit von mehr als einem Jahr müssen mit ihrem, auf den Bilanzstichtag abgezinsten, Erfüllungsbetrag angesetzt werden.

Obligations from pension commitments

As far as the Kontron Group's benefit-based pension plans are concerned, the cost of providing the benefit is determined by means of the current single premium method, whereby an actuarial evaluation is made on each balance sheet date. Actuarial gains and losses are reported in full in the period in which they

Verpflichtungen zu Pensionszusagen

Bei den leistungsorientierten Versorgungsplänen der Kontron Gruppe werden die Kosten für die Leistungsbereitstellung mittels der Methode der laufenden Einmalprämien ermittelt, wobei zu jedem Bilanzstichtag eine versicherungsmathematische Bewertung durchgeführt wird. Versicherungsmathematische Gewinne und occur. Any length of service expenses which must subsequently be set off are posted to income immediately in the amount at which the benefits are already non-forfeitable, and are otherwise spread linearly over the average period that passes before the changed benefit becomes non-forfeitable.

Verluste werden vollständig in der Periode erfasst, in der sie auftreten. Nach zu verrechnender Dienstzeitaufwand wird sofort in dem Umfang erfolgswirksam erfasst, in dem die Leistungen bereits unverfallbar sind, und ansonsten linear über den durchschnittlichen Zeitraum bis zur Unverfallbarkeit der geänderten Leistung verteilt.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the commercial content of the underlying contract. An equity instrument is the designation given to the contract that constitutes a residual claim to the Group's assets after deduction of all debts. Equity instruments are reported in the amount of the proceeds received less the already paid issuing expenses.

Finanzielle Schulden und Eigenkapital

Finanzielle Schulden und Eigenkapitalinstrumente werden in Abhängigkeit des wirtschaftlichen Gehaltes des zu Grunde liegenden Vertrages eingeordnet. Als Eigenkapitalinstrument bezeichnet man jeden Vertrag, der einen Residualanspruch an den Vermögenswerten des Konzerns nach Abzug aller Schulden begründet. Eigenkapitalinstrumente werden zu den erhaltenen Erlösen abzüglich der angefallenen Ausgabekosten erfasst.

Convertible bonds

Convertible bonds are viewed as composite financial instruments consisting of a debt and an equity component. On the day they are issued, the fair value of the debt component is estimated using the authoritative interest rate for a similar bond without a conversion right. The difference between the proceeds from the issuance of the convertible bond and the fair value determined for the debt component is attributed to the equity component. This difference represents the value of the inherent option of converting the liability into the equity of the Group and is reported under equity.
The interest expenses for the debt component are calculated using the current market rate for a similar loan with no conversion right. The difference between calculated and paid interest is added to the book value of the convertible bond.

Wandelschuldverschreibungen

Wandelschuldverschreibungen werden als zusammengesetzte Finanzinstrumente betrachtet, die aus einer Schuld- sowie einer Eigenkapitalkomponente bestehen. Am Tag der Ausgabe wird der beizulegende Zeitwert der Schuldkomponente unter Anwendung des maßgeblichen Zinssatzes für eine ähnliche Anleihe ohne Wandelungsrecht geschätzt. Der Unterschiedsbetrag zwischen dem Erlös aus der Emission der Wandelanleihe und dem für die Schuldkomponente ermittelten beizulegenden Zeitwert wird der Eigenkapitalkomponente zugeschrieben. Dieser Unterschiedsbetrag stellt den Wert der enthaltenen Option dar, die Verbindlichkeit in Eigenkapital des Konzerns umzuwandeln und wird im Eigenkapital erfasst.
Der Zinsaufwand der Schuldkomponente wird unter Heranziehung des gegenwärtigen Marktzinses für eine ähnliche Anleihe ohne Wandelungsrecht berechnet. Der Differenzbetrag zwischen berechnetem und gezahltem Zins wird dem Buchwert der Wandelanleihe hinzugerechnet.

Obligation from share-based remuneration (stock option plans and employee share programs)

The Kontron Group applies the regulations of IFRS 2, *Share-based Payment*. In line with the transitional regulations, IFRS 2 is used for all commitments of equity instruments after November 7, 2002 which were not yet non-forfeitable as of January 1, 2005.
The Kontron Group pays particular employees remuneration that is settled in the form of equity instruments. Payments to be made with equity instruments are valued at their fair values as of the date of their commitment. The fair value determined as of the commitment date for these payments settled with equity instruments is reported in the income statement using the straight-line method over the period to their forfeitability. In

Verpflichtung aus aktienbasierenden Vergütungen (Aktienoptionspläne und Mitarbeiteraktienprogramme)

Der Kontron Konzern wendet die Regelungen von IFRS 2 *Aktienbasierte Vergütungen* an. Im Einklang mit den Übergangsregelungen wird IFRS 2 für alle Zusagen von Eigenkapitalinstrumenten nach dem 07. November 2002 angewandt, die zum 01. Januar 2005 noch nicht unverfallbar waren.
Der Kontron Konzern gibt Vergütungen an bestimmte Mitarbeiter aus, die in Eigenkapitalinstrumenten beglichen werden. Mit Eigenkapitalinstrumenten zu begleichende Vergütungen werden mit ihrem beizulegenden Zeitwert im Zeitpunkt der Zusage bewertet. Der beizulegende Zeitwert, der im Zeitpunkt der Zusage für Vergütungen ermittelt wird, die mit Eigenkapitalinstrumenten

the process, the Group estimates the number of shares that will become non-forfeitable.
The fair value is determined in accordance with Black and Scholes model. The stock option plans valued at fair value have been reported under personnel expenses and under equity. All of the stock option plans are described in Note 27 in these notes.

Discretionary decisions and estimates
Estimates made in the application of the accounting and valuation methods

The preparation of the consolidated financial statements in accordance with IFRS requires that estimates be made for some items which affect presentations and valuations in the consolidated balance sheet and/or the consolidated income statement. The actual amounts can deviate from these estimates. Estimates are required in the following cases in particular:

- when determining the fair values of the acquired assets and liabilities in the event of corporate mergers;
- when assessing the necessity of a non-scheduled write-down or valuation allowance and when calculating these;
- when reporting and assessing tax, warranty and process risks;
- when establishing the need to devaluate inventories;
- when assessing the realizability of deferred tax assets.

The review of market values and the division of the purchase price between hidden reserves and goodwill are conducted on the basis of external valuations, our own past experience or future cash flows.
The impairment test for goodwill is conducted annually on the basis of the three-year operating plan and on the assumption of annual growth rates. Valuation allowances for the allocated goodwill were not required in any unit in 2005.
The reporting and valuation of other provisions are carried out on the basis of an estimate of the probability of a future loss of utility, as well as empirical values and the circumstances known as of the balance sheet date. The actual obligation can deviate from the provision amounts.
The calculation of the devaluation of inventories is made on the basis of the expected net sale proceeds (expected proceeds less estimated costs to completion and the estimated selling costs required). The actual proceeds and the costs still to be incurred can deviate from the anticipated amounts.

beglichen werden, wird linear über den Zeitraum bis zur Unverfallbarkeit in der Gewinn- und Verlustrechung erfasst. Dabei wird vom Konzern die Anzahl von Aktien geschätzt, die unverfallbar werden.
Der beizulegende Zeitwert wird gemäß dem Black and Scholes-Modell ermittelt. Die zum beizulegenden Zeitwert bewerteten Aktienoptionspläne sind im Personalaufwand und im Eigenkapital erfasst worden. Sämtliche Aktienoptionspläne sind in Textziffer 27 „Mitarbeiterbeteiligungsprogramme" dieses Anhangs beschrieben.

Ermessensentscheidungen und Schätzungen
Schätzungen bei Anwendung der Bilanzierungs- und Bewertungsmethoden

Die Aufstellung des Konzernabschlusses unter Beachtung der IFRS erfordert bei einigen Positionen, dass Schätzungen vorgenommen werden, die sich auf den Ansatz und die Bewertung in der Bilanz bzw. in der Gewinn- und Verlustrechnung des Konzerns auswirken. Die tatsächlichen Beträge können von diesen Schätzungen abweichen. Schätzungen sind insbesondere erforderlich bei:

- der Bestimmung der beizulegenden Zeitwerte der übernommenen Vermögenswerte und Schulden bei Unternehmenszusammenschlüssen;
- der Beurteilung der Notwendigkeit sowie der Bemessung einer außerplanmäßigen Abschreibung bzw. Wertberichtigung;
- dem Ansatz und der Bemessung für Steuer-, Gewährleistungs- und Prozessrisiken;
- der Ermittlung des Abwertungsbedarfs bei Vorräten;
- der Beurteilung der Realisierbarkeit aktiver latenter Steuern.

Die Prüfung der Marktwerte und die Aufteilung des Kaufpreises auf stille Reserven und Firmenwert erfolgt anhand externer Wertgutachten und basierend auf eigenen Erfahrungswerten oder künftigen Cashflows.
Die Prüfung der Werthaltigkeit der Geschäftswerte erfolgt jährlich auf Grundlage der operativen Dreijahresplanung und unter Annahme von jährlichen Wachstumsraten. Eine Wertberichtigung für die zugeordneten Geschäftswerte war in 2005 in keiner Einheit erforderlich.
Der Ansatz und die Bewertung der sonstigen Rückstellungen erfolgt auf Basis einer Einschätzung der Wahrscheinlichkeit eines zukünftigen Nutzenabflusses sowie anhand von Erfahrungswerten und den zum Bilanzstichtag bekannten Umständen. Die tatsächliche Verpflichtung kann von den zurückgestellten Beträgen abweichen.
Die Bemessung der Abwertung bei den Vorräten erfolgt anhand der erwarteten Nettoveräußerungserlöse (erwartete Erlöse abzüglich der geschätzten Kosten bis zur Fertigstellung und der geschätzten notwendigen Vertriebskosten). Die tatsächlichen Erlöse und die

Deferred tax assets are reported only insofar as their realization seems to be adequately secured, i.e. when a positive tax result can be expected in future periods. The actual tax result in future periods can deviate from the estimate made at the time when the deferred taxes were capitalized.

noch anfallenden Kosten können von den erwarteten Beträgen abweichen.
Aktive latente Steuern werden nur insoweit angesetzt, als ihre Realisierung hinreichend gesichert erscheint, d.h. wenn in zukünftigen Perioden ein positives steuerliches Ergebnis zu erwarten ist. Die tatsächliche steuerliche Ergebnissituation in zukünftigen Perioden kann von der Einschätzung zum Zeitpunkt der Aktivierung der latenten Steuern abweichen.

➤ Notes to the Consolidated Income Statement

1. Sales

Sales resulting from the sales of products are recorded, as a matter of principle, at the time of delivery, since the company regards the value creation process as finalized at this juncture. Sales revenues from services and technical consulting work are realized after the order has been executed. The revenues are reported after deducting cash discounts, rebates and returns.
The sales are allocated as follows:

➤ Erläuterung der Konzerngewinn- und -verlustrechnung

1. Umsatzerlöse

Umsätze aus Produktverkäufen werden grundsätzlich im Zeitpunkt der Auslieferung erfasst, da die Gesellschaft zu diesem Zeitpunkt die Wertschöpfung als abgeschlossen betrachtet. Umsätze aus Dienstleistungen und Technologieberatung werden nach Durchführung des Auftrages realisiert. Die Umsatzerlöse werden nach Abzug von Skonti, Rabatten und Rücksendungen ausgewiesen.
Die Umsätze teilen sich wie folgt auf:

	2005 TEUR	2004 TEUR
Sales from services Umsätze aus Dienstleistungen	7.672	7.009
Sales from the sale of goods Umsätze aus dem Verkauf von Waren	292.729	255.125
Revenues total Umsatzerlöse gesamt	300.401	262.134

The classification by division and region can be found in the segment reporting in Note 30.

Die Gliederung nach Unternehmensbereichen und Regionen ist aus der Segmentberichterstattung unter Textziffer 30 ersichtlich.

2. Personnel expenses

2. Personalaufwand

	2005 TEUR	2004 TEUR
Wages and salaries Löhne und Gehälter	61.320	59.770
Social security expenses Aufwendungen für Sozialaufwendungen	13.981	12.502
Personnel expenses Personalaufwand	75.301	72.272

Social security expenses include some TEUR 846 (previous year: TEUR 992) expenses for pensions. The company issues employee convertible bonds and share-based remuneration in the form of stock option plans.

Die Aufwendungen für Sozialabgaben enthalten ca. TEUR 846 (Vorjahr TEUR 992) Aufwendungen für Altersversorgung. Die Gesellschaft gibt Mitarbeiterwandelschuldverschreibungen sowie aktienorientierte Vergütungen in Form von Aktienoptionsplänen aus.

Number of employees (§314 Abs. 1 Nr. 4 HGB) Anzahl der Mitarbeiterinnen / Mitarbeiter (§314 Abs. 1 Nr. 4 HGB)	2005	2004
West Europe West Europa	808	827
America Amerika	438	423
Emerging Markets Emerging Markets	766	553
Annual average Jahresdurchschnitt	2.012	1.803
Year average associated companies Jahresdurchschnitt assoziierte Unternehmen	1	0

3. Current operating expenses

3. Laufender Betriebsaufwand

	2005 TEUR	2004 TEUR
Personnel costs Personalkosten	55.075	55.336
Third-party services Fremdarbeiten	2.735	2.482
Car fleet Fuhrpark	1.076	1.251
Travel expenses Reisekosten	2.706	2.917
Telephone and communications Telefon und Kommunikation	1.304	1.225
Advertising Werbung	4.112	4.515
Depreciation Abschreibungen	4.461	3.391
Bad debt allowances Wertberichtigungen auf Forderungen	526	327
Rent, building and facility maintenance Mieten, Gebäude- und Einrichtungsunterhaltung	4.739	3.815
Office material and internal material requirements Büromaterial und interner Materialbedarf	2.921	2.928
Legal, consultancy and auditing costs Rechts-, Beratungs- und Prüfungskosten	1.997	1.765
Insurance policies and bank charges Versicherungen und Bankspesen	1.097	1.020
Other Übrige	489	428
	83.238	81.400

Of the total research and development costs incurred in 2005, TEUR 6,498 (previous year: TEUR 0) fulfilled the capitalization criteria according to IFRS.

The research and development costs that do not fulfill the prerequisites for capitalization are treated as expenses incurred in the current financial year. In the financial year 2005, these expenses totaled TEUR 25,596 (previous year: TEUR 28,696).

Von den im Jahr 2005 insgesamt angefallenen Forschungs- und Entwicklungskosten erfüllten TEUR 6.498 (Vorjahr TEUR 0) die Aktivierungskriterien nach IFRS.

Die Forschungs- und Entwicklungskosten, die die Voraussetzungen für eine Aktivierung nicht erfüllen, werden als Aufwendungen des laufenden Geschäftsjahres behandelt. Dieser Aufwand beläuft sich im Geschäftjahr 2005 auf TEUR 25.596 (Vorjahr: TEUR 28.696).

4. Other operating income and expenses

4. Sonstige betriebliche Erträge und Aufwendungen

	2005 TEUR	2004 TEUR
Income from the retirement of assets Erträge aus dem Abgang von Anlagevermögen	686	1.271
Dissolving of provisions Auflösung von Rückstellungen	632	250
Revenue from the sale / release of participating interests Erlöse aus Verkauf / Auflösung von Beteiligungen	0	1.537
Release of negative goodwill Auflösung von negativem Firmenwert	2.212	0
Reimbursements / compensation Kostenerstattung / Schadensersatz	327	168
Subsidies Zuschüsse	53	122
Exchange rate gain Kursgewinne	2.834	2.537
Revenues from furnishing guarantees Erträge aus Garantieleistung	500	0
Other Übrige Erträge	642	92
Other operating income Sonstige betriebliche Erträge	**7.886**	**5.977**

	2005 TEUR	2004 TEUR
Losses from the disposal of non-current assets Verluste aus dem Abgang von Anlagevermögen	277	98
Set up of provisions Bildung von Rückstellungen	0	681
Loss from the sale / release of participating interests Verluste aus Verkauf / Auflösung von Beteiligungen	0	895
Amortization of intangible assets from acquisitions Abschreibung von immateriellen Vermögenswerten aus Akquisitionen	816	192
Exchange rate loss Kursverluste	2.333	3.186
Other Übrige Aufwendungen	643	65
Other operating expense Sonstige betriebliche Aufwendungen	**4.069**	**5.117**

The income and expenses from changes in exchange rates consists essentially of gains and losses from exchange rate changes between the occurrence and payment dates of foreign currency receivables and payables and exchange gains and losses from the valuation at the rate prevailing on the balance sheet date.

Die Erträge und Aufwendungen aus Wechselkursveränderungen enthalten im Wesentlichen Gewinne und Verluste aus Kursveränderungen zwischen Entstehungs- und Zahlungszeitpunkt von Fremdwährungsforderungen und -verbindlichkeiten sowie Kursgewinne und -verluste aus der Bewertung zum Stichtagskurs.

5. Financial result / *5. Finanzergebnis*

	2005 TEUR	2004 TEUR
Interest income Zinserträge	1.126	713
Interest similar income Zinsähnliche Erträge	7	210
Interest income Finanzertrag	1.133	923
Interest and similar expenses Zinsen und zinsähnliche Aufwendungen	2.037	2.224
Interest share of finance leases Zinsanteil Finanzierungsleasing	69	80
Depreciation of participating interest and securities Abschreibung Beteiligung und Wertpapiere	1	86
Interest expense Finanzaufwand	2.107	2.390
Financial result Finanzergebnis	-974	-1.467

6. Taxes on income / *6. Ertragsteuern*

	2005 TEUR	2004 TEUR
Current taxes Laufende Steuern	1.745	3.686
Deferred taxes Latente Steuern	3.394	1.294
	5.139	4.980

The tax expenses contain corporation tax and trade tax for the domestic companies as well as comparable taxes on income for the foreign companies. The other taxes are contained in the other operating expenses.

The domestic income tax rate for Kontron AG is calculated at 37.6% (previously 37.7%). The reduction in the income tax rate results from the trade tax assessment rate. The foreign tax rates range from 13.6% to 39.2%.

The following table shows a transitional calculation from the expected income tax expenses that would theoretically result from the application at Group level of the current domestic income tax rate of 37.6% (previous year: 37.7%) to the Group income tax expenses actually reported.

Die Steueraufwendungen beinhalten die Körperschaft- und Gewerbesteuern der inländischen Gesellschaften sowie vergleichbare Ertragsteuern der ausländischen Gesellschaften. Die sonstigen Steuern sind in den sonstigen betrieblichen Aufwendungen enthalten.

Für die Kontron AG ermittelt sich ein inländischer Ertragsteuersatz von 37,6% (bisher 37,7%). Die Reduzierung des Ertragsteuersatzes resultiert aus der Verminderung des Gewerbesteuerhebesatzes. Die Steuersätze im Ausland liegen zwischen 13,6% und 39,2%.

Die folgende Tabelle zeigt eine Überleitungsrechnung vom erwarteten Ertragsteueraufwand, der sich theoretisch, bei Anwendung des aktuellen inländischen Ertragsteuersatzes von 37,6% (Vorjahr 37,7%) auf Konzernebene ergeben würde, zum tatsächlich ausgewiesenen Ertragsteueraufwand im Konzern.

	2005 TEUR	2004 TEUR
Earnings before taxes on income Ergebnis vor Ertragsteuern	21.636	17.841
Expected income tax expense Erwarteter Ertragsteueraufwand	-8.137	-6.732
Effect of other tax rates applied to companies operating abroad Auswirkung anderer Steuersätze der im Ausland operierenden Unternehmen	1.573	657
Share of taxes for differences and losses, for which no deferred taxes have been recorded Steueranteil für Differenzen und Verluste, für die keine latenten Steuern erfasst werden	1.901	320
Tax-free income / expenses Steuerfreie Erträge/ Aufwendungen	884	959
Tax refunds / tax payments in arrears and deferred taxes from previous years Steuererstattungen/Steuernachzahlungen und latente Steuern Vorjahre	-525	106
Other variances Sonstige Abweichungen	-835	-290
Income tax expense shown Ausgewiesener Ertragsteueraufwand	-5.139	-4.980
Income tax burden Ertragsteuerbelastung	23,8%	27,9%

Deferred tax assets and liabilities are formed in accordance with IAS 12 for all temporary differences between fiscal and IAS valuations and for consolidation measures that affect net income. The deferred tax assets also contain tax reduction claims which arise from the expected use of existing loss carryforwards in subsequent years and whose realizability is guaranteed with sufficient probability. The deferred taxes are determined on the basis of the tax rates that are valid or expected as of the realization date according to the current legal position in the individual countries.

Aktive und passive latente Steuern werden entsprechend IAS 12 für sämtliche temporäre Differenzen zwischen den steuerlichen und den IAS - Ansätzen sowie auf ergebniswirksame Konsolidierungsmaßnahmen gebildet. Die aktive latenten Steuern umfassen auch Steuerminderungsansprüche, die sich aus der erwarteten Nutzung bestehender Verlustvorträge in Folgejahren ergeben und deren Realisierung mit ausreichender Wahrscheinlichkeit gewährleistet ist. Die latenten Steuern werden auf Basis der Steuersätze ermittelt, die nach der derzeitigen Rechtslage in den einzelnen Ländern zum Realisierungszeitpunkt gelten bzw. erwartet werden.

Deferred tax assets and liabilities as of December 31, 2005 are to be allocated to the following items:

Der Bestand der aktiven und passiven latenten Steuern zum 31. Dezember 2005 ist folgenden Positionen zuzuordnen:

	Deferred tax assets Aktive latente Steuern		**Deferred tax liabilities Passive latente Steuern**	
	2005	**2004**	**2005**	**2004**
Fixed assets Sachanlagevermögen	**888**	**383**	**1.265**	**984**
Intangible assets Immaterielle Vermögenswerte	**1.260**	**1.457**	**1.709**	**0**
Research and Development tax credit Steuergutschrift für Forschung und Entwicklung	**2.568**	**1.996**	**735**	**485**
Inventories Vorräte	**1.389**	**692**	**457**	**41**
Receivables Forderungen	**0**	**0**	**2.024**	**1.056**
Provisions Rückstellungen	**1.323**	**1.871**	**47**	**660**
Long-term loans Langfristige Darlehen	**0**	**0**	**0**	**207**
Loss carryforwards Verlustvorträge	**12.701**	**12.098**	**0**	**0**
Other Übrige	**2.143**	**1.212**	**512**	**711**
	22.272	**19.709**	**6.749**	**4.144**

Inventory of still unused tax loss carryforwards

Bestand an noch nicht genutzten steuerlichen Verlustvorträgen

	2005 TEUR	**2004 TEUR**
Able to be carried forward up to 1 year Bis zu einem Jahr vortragsfähig	**378**	**236**
Able to be carried forward for up to 10 years Bis zu 10 Jahren vortragsfähig	**2.401**	**1.174**
Able to be carried forward for over 10 years Über 10 Jahre vortragsfähig	**7.919**	**11.661**
Able to be carried forward for an unlimited period Unbegrenzt vortragsfähig	**9.746**	**17.210**
	20.444	**30.281**
Minus bad debt charges on loss carryforwards Abzüglich Wertberichtigung auf Verlustvorträge	**-7.743**	**-18.183**
	12.701	**12.098**

For loss carryforwards, deferred tax assets are formed over a planning period of approx. four years on the basis of the current corporate plan.

Fiscal unities exist for selected companies in order to ensure the best possible use of the loss carryforwards.

Für Verlustvorträge werden, auf Basis der aktuellen Unternehmensplanungen, aktive latente Steuern auf einen Planungszeitraum von ca. vier Jahren gebildet.

Zur bestmöglichen Nutzung der Verlustvorträge bestehen für ausgewählte Gesellschaften steuerliche Organschaften.

7. Proposal for the appropriation of earnings

The appropriation of earnings at Kontron AG, in accordance with § 58 para. 2 German Stock Corporation Act (AKtG), is based on the unappropriated retained earnings reported under German commercial law in the annual financial statements of Kontron AG. According to the financial statements of Kontron AG prepared under commercial law, unappropriated retained earnings of TEUR 7,264 are available for distribution. The Board of Directors and Supervisory Board of Kontron AG are proposing to the shareholders' meeting that a dividend distribution of EUR 0.10 per no-par-value share, i.e. TEUR 4,806 altogether taking account of the treasury stock held as of the balance sheet date, be adopted and that the remaining sum of TEUR 2,458 be brought forward to new account as unappropriated profits.

7. Gewinnverwendungsvorschlag

Die Gewinnverwendung der Kontron AG richtet sich gemäß § 58 Abs. 2 AKtG nach dem in dem handelsrechtlichen Jahresabschluss der Kontron AG ausgewiesenen Bilanzgewinn. Nach dem handelsrechtlichen Abschluss der Kontron AG ist ein Bilanzgewinn von TEUR 7.264 ausschüttungsfähig. Vorstand und Aufsichtsrat der Kontron AG schlagen der Hauptversammlung vor, eine Dividendenausschüttung in Höhe von EUR 0,10 je Stückaktie, also insgesamt TEUR 4.806 unter Berücksichtigung der zum Stichtag gehaltenen eigenen Aktien zu beschließen und den Restbetrag von TEUR 2.458 als Gewinnvortrag auf neue Rechnung vorzutragen.

➤ Notes to the Consolidated Balance Sheet

➤ Erläuterung der Konzernbilanz

8. Liquid funds

The liquid funds of TEUR 53,256 (previous year: TEUR 56,303) comprise cash on hand, checks and bank balances falling due in less than three months.

8. Flüssige Mittel

Bei den flüssigen Mitteln in Höhe von TEUR 53.256 (Vorjahr: TEUR 56.303) handelt es sich um Kassenbestände, Schecks sowie Guthaben bei Kreditinstituten, die innerhalb von drei Monaten verfügbar sind.

9. Trade receivables and other receivables

Receivables and other assets are shown at their nominal values or at acquisition cost. All recognizable risks are taken into account by means of appropriate valuation allowances. The general credit risk is taken into account with valuation allowances based on past empirical values, derivations from the age structure and a commercial assessment of the reported assets.
The trade receivables item consists of the following:

9. Forderungen aus Lieferungen und Leistungen und übrige Forderungen

Forderungen und sonstige Vermögensgegenstände sind zum Nennwert bzw. zu Anschaffungskosten bilanziert. Allen erkennbaren Risiken wird durch angemessene Wertberichtigungen Rechnung getragen. Das allgemeine Kreditrisiko wird durch Wertberichtigungen berücksichtigt, die auf Erfahrungswerten der Vergangenheit, Ableitungen aus der Altersstruktur sowie einer kaufmännischen Beurteilung der ausgewiesenen Vermögenswerte basieren.
Die Position Forderungen aus Lieferungen und Leistungen setzt sich wie folgt zusammen:

	2005 TEUR	2004 TEUR
Trade receivables Forderungen aus Lieferungen und Leistungen	58.082	35.910
Bad debt allowances Wertberichtigungen	-2.180	-1.130
Accounts receivables Forderungen aus Lieferungen und Leistungen gesamt	**55.902**	**34.780**

The other receivables item consists of the following:

Die Position übrige Forderungen setzt sich folgendermaßen zusammen:

	2005 TEUR	2004 TEUR
Other assets Sonstige Vermögenswerte:		
Tax demands Steuerforderungen	2.843	2.436
Demands against shareholders Forderungen gegenüber Anteilseignern	2.735	1.977
Prepaid expenses and deferred charges Aktive Rechnungsabgrenzung	1.460	903
Receivables from personnel Forderungen gegenüber Personal	335	603
Other Übrige	1.217	1.929
	8.590	7.848

10. Inventories

The reported inventories consist of the following:

10. Vorräte

Der ausgewiesene Vorratsbestand setzt sich wie folgt zusammen:

	2005 TEUR	2004 TEUR
Raw materials and supplies Roh-, Hilfs- und Betriebsstoffe	36.207	24.825
Work in process Unfertige Erzeugnisse	10.015	7.800
Finished goods Fertige Erzeugnisse und Waren	22.161	14.738
	68.383	47.363

Inventories are reported at acquisition or production cost or at net disposal value, whichever is lower. The net disposal value is the estimated sale price less all estimated costs up to completion as well as marketing, selling and distribution costs.
The allocation of the valuation allowances for inventories is posted to expenses as cost of sales and amounted to TEUR 2,544 (previous year: TEUR 1,510) in the financial year 2005.
Inventories are determined by means of end-of-period or permanent stocktaking.

Vorräte werden mit dem niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Nettoveräußerungswert bewertet. Der Nettoveräußerungswert stellt den geschätzten Verkaufspreis abzüglich aller geschätzten Kosten bis zur Fertigstellung sowie der Kosten für Marketing, Verkauf und Vertrieb dar.
Die Zuführung der Wertberichtigungen auf Vorräte ist aufwandswirksam als Herstellungskosten des Umsatzes berücksichtigt und beläuft sich im Geschäftsjahr 2005 auf TEUR 2.544 (Vorjahr TEUR 1.510).
Die Bestandsermittlung der Vorräte erfolgt durch Stichtags- oder permanente Inventur.

11. Deferred tax assets

Deferral as tax assets is carried out in accordance with the *temporary concept* as stipulated by IAS 12. In addition, deferred tax assets are formed for existing loss carryforwards. Further explanations of the deferred taxes can be found in Note 6 in these notes (taxes on income).

11. Aktive Latente Steuern

Die Abgrenzung aktiver latenter Steuern erfolgt gemäß dem *Temporary Concept* des IAS 12. Darüber hinaus werden aktive latente Steuern auf bestehende Verlustvorträge gebildet. Weitere Erläuterungen zu den latenten Steuern enthält Textziffer 6 dieses Anhangs (Ertragsteuern).

12. Property, plant and equipment

No use was made of any possible revaluation of property, plant and equipment within the scope of the transition to IFRS. The assets were therefore shown at their net book values as determined under IFRS.

Non-scheduled depreciation is determined in accordance with IAS 36, *Impairment of Assets*. Exceptional depreciation was carried out in neither the reporting year nor the previous year.

In 2004, the property, plant and equipment included plant under construction amounting to TEUR 1,623. The plant was completed in 2005, and for the financial year 2005 there are no more plant facilities under construction.

Also included are production facilities and vehicles of TEUR 1,245 (previous year: TEUR 1,354) qualified as *finance leases* which, due to the structure of the lease agreements on which they are based, must be attributed to the Group as their commercial owner.

The overall details on the minimum lease payments under the lease agreements in question are as follows:

12. Sachanlagevermögen

Im Rahmen der Umstellung auf IFRS wurde von der möglichen Neubewertung auf Sachanlagen kein Gebrauch gemacht. Die Vermögensgegenstände wurden dementsprechend mit den nach IFRS ermittelten fortgeführten Buchwerten angesetzt.

Die Ermittlung von außerplanmäßigen Abschreibungen erfolgt unter Berücksichtigung von IAS 36 *Wertminderung von Vermögenswerten*. Außerplanmäßige Abschreibungen wurden weder im Berichtsjahr noch im Vorjahr vorgenommen.

Im Sachanlagevermögen waren im Jahr 2004 im Bau befindliche Anlagen in Höhe von TEUR 1.623 enthalten. In 2005 wurde die Anlage fertig gestellt, es liegen keine weiteren im Bau befindliche Anlagen für das Geschäftsjahr 2005 vor.

Des Weiteren sind TEUR 1.245 (Vorjahr: TEUR 1.354) als *Finance Leases* qualifizierte Produktionsanlagen und Fahrzeuge enthalten, die wegen der Gestaltung der ihnen zugrunde liegenden Leasingverträge dem Konzern als wirtschaftlicher Eigentümer zuzurechnen sind.

Die Details zu Mindestleasingzahlungen der betreffenden Leasingverträge ergeben sich insgesamt wie folgt:

	2005 TEUR	2004 TEUR
due within one year Fällig innerhalb eines Jahres	650	543
due between one and five years Fällig zwischen einem und fünf Jahren	711	785
due after more than five years Fällig nach mehr als fünf Jahren	0	0
Interest share contained in minimum lease payments In den Mindestleasingzahlungen enthaltener Zinsanteil	198	83
Sum of future minimum lease payments Summe der künftigen Mindestleasingzahlungen	1.163	1.245

Details of the movements in property, plant and equipment are shown in the fixed-asset movement schedule.

Die Entwicklung der Sachanlagen ist im Einzelnen im Anlagespiegel dargestellt.

13. Intangible assets, goodwill

A total of TEUR 32,094 (previous year: TEUR 28,696) was spent on research and development in 2005. TEUR 6,498 of this sum (previous year: TEUR 0) fulfills the capitalization criteria under IAS 38. In the financial year 2005 Kontron Group received public grants and subsidies amounting to TEUR 252 (previous year: TEUR 0) which reduced the production costs of the capitalized development projects. Other public subsidies were collected and recognized in earnings.

13. Immaterielle Vermögenswerte, Geschäfts- und Firmenwert

Für Forschung und Entwicklung wurden im Jahr 2005 insgesamt TEUR 32.094 (Vorjahr: TEUR 28.696) ausgegeben. Davon erfüllen TEUR 6.498 (Vorjahr: TEUR 0) die Aktivierungskriterien nach IAS 38. Im Geschäftsjahr 2005 hat der Kontron Konzern Zuwendungen aus öffentlicher Hand in Höhe von TEUR 252 (Vorjahr: TEUR 0) erhalten, die die Herstellkosten der aktivierten Entwicklungsprojekte gemindert haben. Andere Zuschüsse öffentlicher Hand wurden ertragswirksam vereinnahmt.

The capitalizations relate primarily to customer-specific development projects and are explained in more detail below:

Die Aktivierungen betreffen im Wesentlichen kundenspezifische Entwicklungsprojekte und sind nachfolgend näher erläutert:

Capitalized develepment costs, products in development Aktivierte Entwicklungskosten, in Entwicklung befindliche Produkte	**2005**
Acquisition/manufacturing cost 01.01.2005 Anschaffungs-/Herstellkosten 01.01.2005	**0**
Additions Zugänge	**6.498**
Reclassification Umbuchungen	**-987**
Book value 31.12.2005 Buchwert 31.12.2005	**5.511**

Capitalized develepment costs, products currently in use Aktivierte Entwicklungskosten, derzeit genutzte Produkte	**2005**
Acquisition/manufacturing cost 01.01.2005 Anschaffungs-/Herstellkosten 01.01.2005	**0**
Reclassification Umbuchungen	**987**
Book value 31.12.2005 Buchwert 31.12.2005	**987**

Amortization of capitalized development projects Abschreibungen auf aktivierte Entwicklungsprojekte	**2005**
01.01.2005	**0**
Additions Zugänge	**196**
Book value 31.12.2005 Buchwert 31.12.2005	**196**

Book value as of 31.12.2005 of capitalized development costs Buchwert 31.12.2005 aktivierte Entwicklungskosten	**6.302**

The following amounts were set off with effect on income:

Folgende Beträge wurden erfolgswirksam verrechnet:

Research and development expenditure Forschungs- und Entwicklungsaufwand	**2005**	**2004**
Research costs and uncapitalized development costs Forschungskosten und nicht aktivierte Entwicklungskosten	**25.401**	**28.696**
Amortization of development costs Abschreibungen auf Entwicklungskosten	**196**	**0**
Total research and development expenditure Forschungs- und Entwicklungsaufwand gesamt	**25.596**	**28.696**

In the financial year 2005, the intangible assets included capitalized expenses amounting to TEUR 281 for the Group-wide installation of the SAP software.

In den immateriellen Vermögenswerten sind im Geschäftsjahr 2005 aktivierte Aufwendungen in Höhe von TEUR 281 für die konzernweite Einführung der SAP-Software enthalten.

The goodwill results from corporate acquisitions and is apportioned to cash-generating units as of December 31, 2005 as follows:

Die Firmenwerte resultieren aus Unternehmenskäufen und teilen sich zum 31. Dezember 2005 wie folgt auf zahlungsmittelgenerierende Einheiten auf:

Goodwills **Geschäfts- und Firmenwerte**	**2005** **TEUR**	**2004** **TEUR**
Kontron Embedded Computers Group	9.334	9.334
Kontron Embedded Modules Group	13.138	13.138
Kontron Modular Computers Group	15.392	15.392
RT Soft	4.953	4.193
Kontron Asia Group	6.714	6.539
Kontron America	28.073	24.660
Kontron Canada	7.487	7.487
	85.091	80.743

The additions of goodwill are described in more detail in the explanations of acquisitions in these notes.
Details of the movement of intangible assets are shown in the fixed-asset movement schedule.

Die Zugänge in Firmenwerten sind in den Erläuterungen zu Akquisitionen dieses Anhangs näher beschrieben.
Die Entwicklung der immateriellen Vermögenswerte ist im Einzelnen im Anlagenspiegel dargestellt.

14. Trade payables, other liabilities

The trade payables all fall due in less than one year.
The trade payables consist of the following:

14. Verbindlichkeiten aus Lieferungen und Leistungen, übrige Verbindlichkeiten

Die Verbindlichkeiten aus Lieferungen und Leistungen haben alle eine Restlaufzeit von bis zu einem Jahr.
Die Verbindlichkeiten aus Lieferungen und Leistungen setzen sich wie folgt zusammen:

	2005 **TEUR**	**2004** **TEUR**
Trade payables Verbindlichkeiten aus Lieferungen und Leistungen	30.938	15.857
Customer prepayments Kundenanzahlungen	5.923	4.348
	36.861	20.205

The other liabilities consist of the following:

Die sonstigen Verbindlichkeiten setzen sich wie folgt zusammen:

	2005 **TEUR**	**2004** **TEUR**
Other taxes Sonstige Steuern	788	991
Payables to personnel Verbindlichkeiten gegenüber Personal	1.124	667
Other Übrige	393	221
	2.305	1.879

The other liabilities fall due in less than one year.

Die sonstigen Verbindlichkeiten haben eine Restlaufzeit von weniger als einem Jahr.

15. Deferred tax liabilities

The deferral of tax liabilities is carried out in accordance with the *temporary concept* as stipulated in IAS 12. The valid or adopted and known tax rates as of the balance sheet dates are used. Further notes on the deferred tax liabilities can be found in Note 6 of these notes (taxes on income).

15. Passive latente Steuern

Die Abgrenzung passiver latenter Steuern erfolgt gemäß dem *temporary-concept* des IAS 12. Dabei finden die am Bilanzstichtag geltenden bzw. beschlossenen und bekannten Steuersätze Anwendung. Weitere Erläuterungen zu den passiven latenten Steuern enthält Textziffer 6 dieses Anhangs (Ertragsteuern).

16. Financial liabilities

All existing obligations of the Kontron Group as of the balance sheet date on which interest is charged are shown under financial liabilities. They consist of the following:

16. Finanzverbindlichkeiten

Unter den Finanzverbindlichkeiten werden .alle verzinslichen Verpflichtungen des Kontron Konzerns ausgewiesen, die zum jeweiligen Bilanzstichtag bestanden. Sie setzen sich wie folgt zusammen:

	Residual term of up to 1 year Restlaufzeit bis 1 Jahr	**Residual term of 1-5 years Restlaufzeit von 1-5 Jahren**	**Residual term over 5 years Restlaufzeit über 5 Jahre**	**Total Gesamt 2005**	**Total Gesamt 2004**
Convertible bonds Wandelschuldverschreibungen	**0**	**28.542**	**0**	**28.542**	**28.124**
Bank loans Bankdarlehen	**0**	**2.604**	**4.673**	**7.277**	**10.361**
Finance lease obligations Finanzierungsleasingverpflichtungen	**0**	**719**	**0**	**719**	**775**
Long-term borrowings Langfristige Finanzverbindlichkeiten	**0**	**31.865**	**4.673**	**36.538**	**39.260**
Amounts owed to banks Verbindlichkeiten gegenüber Kreditinstituten	**3.403**	**0**	**0**	**3.403**	**4.143**
Finance lease obligations Finanzierungsleasingverpflichtungen	**444**	**0**	**0**	**444**	**470**
Short-term borrowings Kurzfristige Finanzverbindlichkeiten	**3.847**	**0**	**0**	**3.847**	**4.613**
	3.847	**31.865**	**4.673**	**40.385**	**43.873**

The nominal value of the convertible bond is TEUR 29,104. The current value is determined using a discount rate of 3.75% with the help of the present value method.

Der Nominalbetrag der Wandelschuldverschreibung beträgt TEUR 29.104. Der Zeitwert wird mit Hilfe der Present-Value-Methode mit einem Diskontierungssatz von 3,75% ermittelt.

The long-term bank loans and overdrafts are based on the following terms and interest rates:

Den langfristigen Verbindlichkeiten gegenüber Kreditinstituten liegen die folgenden Laufzeiten und Zinssätze zugrunde:

	2005 TEUR	2004 TEUR
Bonds with an interest rate of 3.0%, maturity from 2003 to 2007 Anleihen mit einer Verzinsung von 3,0%, Laufzeit von 2003 bis 2007	28.542	28.124
Loans with an interest rate of 2.735%, monthly repayment from 2004 to 2014 Darlehen mit einer Verzinsung von 2,735%, monatliche Tilgung von 2004 bis 2014	0	2.733
Loans with an interest rate of 3.105%, monthly repayment from 2004 to 2014 Darlehen mit einer Verzinsung von 3,105%, monatliche Tilgung von 2004 bis 2014	1.839	0
Loans with an interest rate of 4.25%, quarterly repayment from 2001 to 2009 Darlehen mit einer Verzinsung von 4,25%, vierteljährliche Tilgung von 2001 bis 2009	0	1.917
Loans with an interest rate of 4.45%, half-yearly repayment from 1999 to 2019 Darlehen mit einer Verzinsung von 4,45%, halbjährliche Tilgung von 1999 bis 2019	1.684	1.805
Loans with an interest rate of 4.99%, monthly repayment from 2001 to 2010 Darlehen mit einer Verzinsung von 4,99%, monatliche Tilgung von 2001 bis 2010	750	900
Loans with an interest rate of 6.3%, quarterly repayment from 1998 to 2008 Darlehen mit einer Verzinsung von 6,3%, vierteljährliche Tilgung von 1998 bis 2008	2.237	2.533
Other loans with interest rates between 5.0% and 7.5% Sonstige Darlehen mit einer Verzinsung zwischen 5,0% und 7,5%	65	125
Loans with variable interest rate, half-yearly repayment from 2004 to 2014 Darlehen mit variabler Verzinsung, halbjährliche Tilgung von 2004 bis 2014	1.700	1.900
	36.817	40.037
Short-term share of long-term bank loans Kurzfristiger Anteil an langfristigen Bankdarlehen	-998	-1.552
	35.819	38.485

The loan with a variable interest rate is charged at the EURIBOR six-month interest rate plus a nominal surcharge of 1.2% per annum.

Of the short-term and long-term bank loans and overdrafts totaling TEUR 10,680 TEUR 9,247 are secured by land charges and mortgages (Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH, Kaufbeuren, Kontron AG) and TEUR 1,505 by assignments of other assets for security purposes (Kontron Asia Inc. Taipeh).

On December 31, 2005 the Group had credit lines totaling TEUR 23,888 (previous year: TEUR 25,893) at its disposal. TEUR 2,704 (previous year: TEUR 3,064) were utilized, while TEUR 21,183 (previous year: TEUR 21,828) are unused and therefore available for unsecured borrowing.

Das variabel verzinste Darlehen wird mit dem jeweiligen EURIBOR-6-Monatszinssatz zuzüglich 1,2% p. a. Nominalaufschlag verzinst.

Von den kurzfristigen und langfristigen Verbindlichkeiten gegenüber Kreditinstituten von insgesamt TEUR 10.680 sind TEUR 9.247 durch Grundschulden und Hypotheken (Kontron Embedded Computers Gmbh, Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH, Kaufbeuren, Kontron AG) sowie TEUR 1.505 durch Sicherungsabtretungen von anderen Vermögenswerten (Kontron Asia Inc. Taipeh) gesichert.

Am 31. Dezember 2005 standen dem Konzern insgesamt Kreditlinien über TEUR 23.888 (Vorjahr TEUR 25.893) zur Verfügung. Genutzt wurden davon TEUR 2.704 (Vorjahr TEUR 3.064), während TEUR 21.183 (Vorjahr TEUR 21.828) ungenutzt sind und damit für ungesicherte Kreditaufnahmen zur Verfügung stehen.

Operating lease obligations

The following payments from operating lease relationships were posted to expenses in the period under review:

Operating Leasingverpflichtungen

In der Berichtsperiode wurden folgende Zahlungen aus Operating-Leasingverhältnissen als Aufwand erfasst:

	2005 TEUR	2004 TEUR
Minimum lease payments from operating lease agreements Mindestleasingzahlungen aus Operating-Leasingverhältnissen	2.945	2.680

As of the balance sheet date, the Group has unsettled obligations from non-terminable operating lease relationships which fall due as follows:

Zum Bilanzstichtag hat der Konzern offene Verpflichtungen aus unkündbaren Operating-Leasingverhältnissen, die wie folgt fällig sind:

	2005 TEUR	2004 TEUR
Within one year Innerhalb eines Jahres	4.278	3.325
Between one and five years Zwischen einem und fünf Jahren	9.877	14.964
After five years Nach fünf Jahren	11.661	2.824
Total Gesamt	25.816	21.113

17. Provisions

Provisions are set up when there is an obligation towards third parties which is likely to be claimed and the probable level of the required provision can be estimated reliably.

The provisions relate primarily to the following:

17. Rückstellungen

Rückstellungen werden gebildet, wenn eine Verpflichtung gegenüber Dritten besteht, deren Inanspruchnahme wahrscheinlich und die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig schätzbar ist.

Die Rückstellungen entfallen hauptsächlich auf:

	2005 TEUR	2004 TEUR
Pension Provisions Rückstellungen für Pensionen	230	264
Other Provisions: Übrige Rückstellungen:		
Provisions for other taxes Rückstellungen für sonstige Steuern	340	1.193
Personnel obligations Personalverpflichtungen	5.334	4.287
Warranties Gewährleistungen	2.522	2.093
Legal disputes Rechtsstreitigkeiten	34	1.584
Legal and consultancy costs Rechts- und Beratungskosten	746	562
Capital outstanding invoices Ausstehende Rechnungen	447	518
Title reservation for acquired inventories Eigentumsvorbehalt für übernommene Warenbestände	0	50
Contingent liabilities from company acquisitions Eventualverbindlichkeiten aus Unternehmenskäufen	1.779	0
Other Übrige	1.165	800
	12.367	11.087

The provisions for personnel obligations mainly comprise anniversary expenses, severance payments, holiday backlogs, flextime credit and provisions for part-time working for older employees.
The provision for pensions amounts to TEUR 230 in 2005 (previous year: TEUR 264). There are pension commitments to 90 employees (previous year: 154) at two companies. The provision for pensions is determined in accordance with the *projected unit credit method* with an interest rate between 3.5% and 6% and a rate of increase between 2.5% and 3.5%. In the year under review, actuarial losses of TEUR 41 were reported with effect on income. Since the pension commitments reported in the balance sheet are mostly non-forfeitable claims, no additional expenses were reported for them in the current period.
All of the provisions fall due within one year, except for the pension provision.

18. Details of legal disputes

Various legal disputes are pending in the Group within the scope of its current business activity. The Board of Directors does not believe that the outcome of these legal disputes will have any material effect on the company's financial or earnings position.
In the course of the merger with JUMPtec AG, Deggendorf, the conversion ratio for JUMPtec shares was fixed at 7 JUMPtec shares to 5 Kontron shares plus a cash payment of 1.7 cents per share. Six shareholders of the former JUMPtec have sued Kontron for an increase in the cash payment. A cash payment of 3 cents was agreed in a settlement. The settlement was transacted in 2005 and the costs incurred were entered against the provisions.
A supplier firm worked as a contract manufacturer for Kontron Modular Computers GmbH until mid 2002. Production was outsourced in order to achieve synergies. The supplier sued Kontron Modular Computers GmbH in order to oblige it to purchase further production services amounting to EUR 1 million. Kontron concluded a settlement in 2005, and the costs were covered by the provisions built for these items.

19. Equity and stock purchases

With the approval of the shareholders' meeting of JUMPtec Industrielle Computertechnik AG on June 19, 2002 and the shareholders' meeting of Kontron Embedded Computers AG on July 3, 2002, the authorized share capital of the company was increased by TEUR 17,769 to TEUR 45,654 as a result of a merger through the formation of a new company. The surplus of TEUR 24,787 created by the merger was placed in the capital reserves. The merger was entered

In den Rückstellungen für Personalverpflichtungen sind im Wesentlichen Jubiläumsaufwendungen, Abfindungen, Urlaubsrückstände, Gleitzeitguthaben sowie Rückstellungen für Altersteilzeit enthalten.
Die Pensionsrückstellung beträgt im Jahr 2005 TEUR 230 (Vorjahr TEUR 264). Pensionszusagen bestehen an 90 Mitarbeiter (Vorjahr 154) bei zwei Gesellschaften. Die Pensionsrückstellung ist nach der *Projected Unit Credit Method* mit einem Zinssatz von 3,5% bis 6% und einer Steigerungsrate von 2,5% bis 3,5% ermittelt. Im Berichtsjahr wurden versicherungsmathematische Verluste in Höhe von TEUR 41 erfolgswirksam erfasst. Da es sich bei den bilanziell ausgewiesenen Pensionsverpflichtungen im Wesentlichen um unverfallbare Ansprüche handelt, wurde für diese in der laufenden Periode kein zusätzlicher Aufwand erfasst.
Mit Ausnahme der Rückstellung für Pensionen sind alle Rückstellungen innerhalb eines Jahres fällig.

18. Angaben zu Rechtsstreitigkeiten

Im Konzern sind im Rahmen der laufenden Geschäftstätigkeit verschiedene Rechtsstreitigkeiten anhängig. Der Vorstand geht nicht davon aus, dass der Ausgang dieser rechtlichen Streitigkeiten materielle Auswirkungen auf die Vermögens-, Ertrags- und Finanzlage der Gesellschaft haben wird.
Im Zuge der Verschmelzung mit der JUMPtec AG, Deggendorf wurde das Umtauschverhältnis der JUMPtec Aktien mit 7 JUMPtec Aktien zu 5 Kontron Aktien sowie einer Barzuzahlung von 1,7 Cent je Aktie festgelegt. Sechs Aktionäre der ehemaligen JUMPtec haben Kontron auf die Erhöhung der Zuzahlung verklagt. In einem Vergleich wurde einer Barzuzahlung von 3 Cent zugestimmt. Die Abwicklung des Vergleiches ist in 2005 erfolgt, die vorhandenen Kosten wurden gegen die Rückstellungen gebucht.
Eine Zulieferfirma war bis Mitte 2002 als Contract Manufacturer für die Kontron Modular Computers GmbH tätig. Die Produktion wurde aus Synergiegründen verlagert. Der Zulieferer hat die Kontron Modular Computers GmbH auf Abnahme weiterer Produktionsdienstleistungen in Höhe von 1 Mio. EUR verklagt. Kontron konnte in 2005 einen Vergleich abschließen, die Kosten waren durch die hierfür gebildeten Rückstellungen gedeckt.

19. Eigenkapital und Aktienbezüge

Mit Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron Embedded Computers AG am 03. Juli 2002 wurde das Grundkapital der Gesellschaft im Zuge einer Verschmelzung durch Neugründung um TEUR 17.769 auf TEUR 45.654 erhöht. Der bei der Verschmelzung entstandene Mehrbetrag in Höhe von TEUR 24.787 wurde in die Kapitalrücklage eingestellt. Die Eintragung der

in the Companies Register on August 12, 2002.
On February 7, 2005, the authorized share capital was increased by a total of EUR 3,300,000 through the issue of new ordinary shares for cash.
The number of no-par shares issued by Kontron on December 31, 2005 was unchanged compared with the previous year and stood at 48,954,112. Each share represented a share of subscribed capital of EUR 1. Preferred shares or different classes of shares do not exist.
The Management Board was authorized by the shareholders' meetings on June 30, 2004 and June 29, 2005 to acquire treasury shares up to a notional share of 10% of the share capital. The authorization is valid until December 28, 2006.
The company acquired 368,496 treasury shares in the financial year 2005 at a total price of TEUR 2,423 and sold 600,000 shares for total proceeds of TEUR 3,778. The residual amount of TEUR 28 was deducted separately from shareholders' equity.
The company acquired 970,379 treasury shares in the financial year 2005 at a total price of TEUR 6,282 and sold 79,857 shares at a price of TEUR 431. The stock of treasury shares of TEUR 5,806 was deducted separately from shareholders' equity.

Verschmelzung in das Handelsregister erfolgte am 12. August 2002.
Am 07.02.2005 wurde durch Ausgabe von neuen Stückaktien gegen Barzahlung das Grundkapital um insgesamt EUR 3.300.000 erhöht.
Die Anzahl der am 31. Dezember 2005 von Kontron ausgegebenen nennwertlosen Stückaktien betrug 48.954.112 Stück. Jede Aktie repräsentierte einen Anteil am gezeichneten Kapital in Höhe von 1 EUR. Vorzüge oder verschiedene Gattungen/Klassen bestehen nicht.
Der Vorstand wurde durch die Hauptversammlung vom 30. Juni 2004 sowie vom 29. Juni 2005 zum Erwerb eigener Aktien bis zu einem rechnerischen Anteil am Grundkapital von bis zu 10% ermächtigt. Die Ermächtigung gilt bis 28. Dezember 2006.
Die Gesellschaft hat im Geschäftsjahr 2004 368.496 eigene Aktien zu Anschaffungskosten von insgesamt TEUR 2.423 erworben und 600.000 Aktien zu Gesamterlösen von TEUR 3.778 veräußert. Die resultierende Saldogröße in Höhe von TEUR 28 wurde gesondert vom Eigenkapital abgesetzt.
Die Gesellschaft hat im Geschäftsjahr 2005 970.379 eigene Aktien zu Anschaffungskosten von insgesamt TEUR 6.282 erworben, 79.857 Aktien zu Gesamterlösen von TEUR 431 veräußert. Der Bestand an eigenen Aktien wurde in Höhe von TEUR 5.806 gesondert vom Eigenkapital abgesetzt.

20. Conditional Capital

With the approval of the shareholders' meeting of Kontron AG on June 24, 2003, it was decided to adjust the Conditional Capitals 2004. The company's conditional capital as of December 31, 2005 is made up as follows:
Conditional Capital 2002/I conditionally increased the company's share capital by up to EUR 875,500 through the issue of up to 875,500 new shares against conversion rights or stock options. The conditional capital increase will only be carried out to the extent that conversion rights or stock options are exercised for shares which had been issued by the transferring companies or their subsidiaries to their employees and managers. As of December 31, 2005, stock options and conversion rights had been issued, enabling the acquisition of a converted figure of 121,345 (previous year: 175,340) and, respectively, 19,046 (previous year: 45,612) shares.
Conditional Capital 2002/II conditionally increased the company's share capital by up to EUR 115,000 through the issue of up to 115,000 new shares against conversion rights or warrants. The conditional capital increase will only be carried out to the extent that warrants or conversion rights, which have been issued by the transferring companies, are exercised. As of December 31, 2005 there were no convertible bonds resulting from this arrangement (as in the previous year).

20. Bedingtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG vom 30. Juni 2004 wurde die Anpassung der bedingten Kapitalia 2004 beschlossen. Zum 31. Dezember 2005 setzt sich das bedingte Kapital wie folgt zusammen:
Das Grundkapital der Gesellschaft ist durch das bedingte Kapital 2002/I um bis zu 875.500 EUR durch die Ausgabe von bis zu 875.500 neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Umtausch- oder Bezugsrechte auf Aktien, die von den übertragenden Gesellschaften bzw. deren Tochtergesellschaften an deren Mitarbeiter und Mitglieder der Geschäftsführung ausgegeben worden waren, ausgeübt werden. Zum 31. Dezember 2005 waren hieraus Aktienoptionen und Wandelungsrechte ausgegeben, die zum Erwerb von umgerechnet 121.345 (Vorjahr: 175.340) bzw. 19.046 (Vorjahr: 45.612) Aktien berechtigten.
Das Grundkapital der Gesellschaft ist durch das bedingte Kapital 2002/II um bis zu 115.000 EUR durch die Ausgabe von bis zu 115.000 neuen Aktien gegen Wandelungsrechte oder Optionsscheine bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie Options- oder Wandelungsrechte, die von den übertragenen Gesellschaften ausgegeben worden sind, ausgeübt werden. Zum 31. Dezember 2005 bestanden hieraus keine Wandelschuldverschreibungen (wie auch im Vorjahr).

Conditional Capital 2003/I conditionally increased the company's share capital by up to EUR 3,000,000 through the issue of up to 3,000,000 new shares against conversion rights or stock options. The conditional capital increase will only be carried out to the extent that owners of option rights from the 2003 stock option program exercise them. As of December 31, 2005, there were 1,796,000 (previous year: 1,926,500) stock options.

Conditional Capital 2003/II conditionally increased the company's share capital by up to EUR 6,000,000 through the issue of up to 6,000,000 new shares against conversion rights and/or stock options. The conditional capital increase will be carried out only to the extent that owner or creditors of conversion and/or stock options make use of their rights or fulfill their obligations. As of December 31, 2004 and 2005, a total of 3,400,000 conversion rights had been issued from this program - as a result of the issue of a convertible bond with a total par value of EUR 29,104,000 - which entitle their holders to acquire a total of 3,400,000 shares.

The company's share capital was conditionally increased by Conditional Capital 2004 by up to EUR 360,000, through the issue of up to 360,000 ordinary shares against conversion rights. The conditional capital increase will only be carried out to the extent that owners of conversion rights make use of them. As of December 31, 2005, as a result, conversion rights were issued for the acquisition of 180,000 ordinary shares.

21. Approved Capital

With the approval of the shareholders' meeting of Kontron AG on June 30, 2004, it was decided to cancel Approved Capitals 2002/I and 2002/II and to create an Approved Capital 2004. The shareholders' meeting has not modified the Approved Capital on June 29, 2005.

Approved Capital 2002/I entitles the Board to issue up to 357,150 new shares in one or several tranches with the approval of the Supervisory Board against cash contributions or contributions in kind by April 26, 2007. The authorization may only be used to the extent that the issue of new shares is connected to contracts for the purchase of companies which were concluded by the transferring companies by April 15, 2002. As of December 31, 2004, no claim had arisen resulting from the specified contracts for the purchase of companies. The authorization was cancelled at the shareholders' meeting on June 30, 2004.

Approved Capital 2002/II entitles the Board to issue up to 505,200 (previously: 1,270,780) new shares in one or several tranches with the approval of the Supervisory Board against option or conversion rights by April 26, 2007. The authorization may only be used to the extent that the new shares are issued for option or conversion rights after such rights have been exercised

Das Grundkapital der Gesellschaft ist durch das bedingte Kapital 2003/I um bis zu 3.000.000 EUR durch Ausgabe von bis zu 3.000.000 neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Inhaber von Optionsrechten des Aktienoptionsprogramms 2003 von diesem Gebrauch machen. Zum 31. Dezember 2005 bestanden hieraus 1.796.000 (Vorjahr: 1.926.500) Aktienoptionen.

Das Grundkapital der Gesellschaft ist durch das bedingte Kapital 2003/II um bis zu 6.000.000 EUR durch Ausgabe von bis zu 6.000.000 neuen Aktien gegen Wandelungs- und/oder Optionsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandelungs- und/oder Optionsrechten von ihren Rechten Gebrauch machen bzw. ihre Pflichten erfüllen. Zum 31. Dezember 2004 und 2005 waren hieraus - infolge der Ausreichung einer Wandelanleihe mit einem Gesamtnennwert von 29.104.000 EUR - insgesamt 3.400.000 Wandelrechte ausgegeben, die zu einem Erwerb von insgesamt 3.400.000 Aktien berechtigen.

Das Grundkapital der Gesellschaft ist durch das bedingte Kapital 2004 um bis zu TEUR 360 durch Ausgabe von bis zu 360.000 Stückaktien gegen Wandelungsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber von Wandelungsrechten von ihren Rechten Gebrauch machen. Zum 31. Dezember 2005 waren hieraus Wandelungsrechte ausgegeben, die zum Erwerb von 180.000 Aktien berechtigten.

21. Genehmigtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG vom 30. Juni 2004 wurde die Aufhebung der genehmigten Kapitalia 2002/I und 2002/II sowie die Neuschaffung eines genehmigten Kapitals 2004 beschlossen. Eine Änderung des genehmigten Kapitals durch die Hauptversammlung am 29. Juni 2005 erfolgte nicht.

Das genehmigte Kapital 2002/I ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 357.150 neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den übertragenden Gesellschaften bis zum 15. April 2002 abgeschlossen worden sind. Zum 31. Dezember 2004 bestand aus den genannten Unternehmenskaufverträgen kein Anspruch. Die Ermächtigung wurde mit der Hauptversammlung vom 30. Juni 2004 aufgehoben.

Das genehmigte Kapital 2002/II ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 505.200 (vorher: 1.270.780) neuen Aktien mit Zustimmung des Aufsichtsrats gegen Options- oder Wandelungsrechte bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden soweit die Ausgabe der neuen Aktien für

and which have been concluded by the transferring companies or their direct or indirect subsidiaries. The authorization was cancelled at the shareholders' meeting on June 30, 2004.
Approved Capital 2002/III entitles the Board to issue up to 19,500,000 (previously: 19,500,000) new shares in one or several tranches with the approval of the Supervisory Board against cash contributions or contributions in kind by April 26, 2007.
Approved Capital 2004 entitles the Board to issue up to 3,300,000 new ordinary shares in one or several tranches with the approval of the Supervisory Board against cash contributions or contributions in kind by June 29, 2009. On February 7, 2005, the ordinary shares were fully issued against cash contributions.

Options- oder Wandelungsrechte nach Ausübung des Options- oder Wandelungsrechts ausgegeben werden, die von den übertragenden Gesellschaften oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften abgeschlossen worden sind. Die Ermächtigung wurde mit der Hauptversammlung vom 30. Juni 2004 aufgehoben.
Das genehmigte Kapital 2002/III ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 19.500.000 (vorher: 19.500.000) neuen Aktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 26. April 2007.
Das genehmigte Kapital 2004 ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 3.300.000 neuen Stückaktien mit Zustimmung des Aufsichtsrats gegen Bar- oder Sacheinlagen bis zum 29. Juni 2009. Die Stückaktien wurden am 07.02.2005 gegen Bareinlage in voller Höhe ausgegeben.

22. Treasury shares

As of 31.12.2005 Kontron holds Kontron 894,769 treasury shares which corresponds to a nominal share of EUR 894,769 of the share capital. The calculated share of capital stock is 1.83%.
The movement in treasury shares is illustrated in the following table:

22. Eigene Aktien

Zum 31.12.2005 hält Kontron 894.769 eigene Aktien, das entspricht einem Betrag von nominal 894.769 EUR des Grundkapitals. Der rechnerische Anteil am Grundkapital beträgt 1,83%.
Die Entwicklung des Bestandes der eigenen Aktien gibt folgende Tabelle wieder:

	Number in units Anzahl in Stück	Amount of share capital in EUR Entfallender Betrag am Grundkapital in EUR	Proportion of share capital in % Entfallender Betrag am Grundkapital in %	Purchase or sales price in EUR Erwerbs- bzw. Veräusserungspreis in EUR
Status 01.01.2005 Bestand 01.01.2005	4.247	4.247	0,01	6,51
Purchases March Käufe März	135.000	135.000	0,28	7,16
Purchases May Käufe Mai	77.000	77.000	0,16	5,87
Purchases July Käufe Juli	50.000	50.000	0,10	6,40
Purchases August Käufe August	360.000	360.000	0,74	6,33
Purchases October Käufe Oktober	35.000	35.000	0,07	6,20
Purchases November Käufe November	245.924	245.924	0,50	6,36
Sales November Verkäufe November	77.500	77.500	0,16	6,30
Purchases December Käufe Dezember	67.455	67.455	0,14	7,16
Transfer through options Übertragung durch Optionen	2.357	2.357	0	5,28
Status 31.12.2005 Bestand 31.12.2005	894.769	894.769	1,83	6,49

Due to a resolution passed by the shareholders' meeting on June 29, 2005, the company is authorized to acquire treasury shares in accordance with § 71 paragraph 1 No. 8 of the German Stock Corporation Act (AktG).

Aufgrund des Beschlusses der Hauptversammlung vom 29. Juni 2005 ist die Gesellschaft ermächtigt, eigene Aktien gemäß § 71 Abs. 1 Nr. 8 AktG zu erwerben.

23. Shares belonging to other shareholders

The share of equity belonging to other shareholders amounting to TEUR 5,255 relates to our subsidiaries, RT Soft ZAO, with TEUR 2.048, Kontron Asia Inc., Taipeh with TEUR 2,973, Merz, Liberec with TEUR 210, and Kontron East Europe with TEUR 24. In accordance with current IFRS/IAS rules, the shares of other shareholders must be shown within shareholders' equity.

23. Anteile anderer Gesellschafter

Die Anteile anderer Gesellschafter am Eigenkapital in Höhe von TEUR 5.255 entfallen auf unsere Tochterunternehmen RT Soft ZAO mit TEUR 2.048, die Kontron Asia Inc., Taipeh mit TEUR 2.973, Merz, Liberec mit TEUR 210, und Kontron East Europe mit TEUR 24. Nach geltender IFRS/IAS Regelung sind die Anteile anderer Gesellschafter innerhalb des Eigenkapitals auszuweisen.

24. Contingent liabilities

24. Haftungsverhältnisse

	2005	2004
Absolute guarantees Selbstschuldnerische Bürgschaften	3.287	3.387

25. Other financial obligations

Besides liabilities, provisions and contingent liabilities, there are other financial obligations consisting, in particular, of rental and lease contracts for machines, office and other equipment. Other financial obligations are made up as follows:

25. Sonstige finanzielle Verpflichtungen

Neben Verbindlichkeiten, Rückstellungen und Haftungsverhältnissen bestehen sonstige finanzielle Verpflichtungen insbesondere aus Miet- und Leasingverträgen für Maschinen, Büro- und sonstige Einrichtungen. Die Summe der sonstigen finanziellen Verpflichtungen setzt sich wie folgt zusammen:

	Residual term of up to 1 year Restlaufzeit bis 1 Jahr	Residual term of 1-5 years Restlaufzeit von 1-5 Jahren	Residual term over 5 years Restlaufzeit über 5 Jahre	Total Gesamt 2005	Total Gesamt 2004
Rental lease obligation Verpflichtung aus Mietleasing	4.278	9.877	11.661	25.816	21.113
Rental obligation Mietverpflichtung	408	100	0	508	774
Amounts owed to banks Sonstige Verpflichtungen	426	80	0	506	205
	5.112	10.057	11.661	26.830	22.092

Commitments to investments and the supply of goods lay within normal business bounds.

Das Bestellobligo für Investitionen und Warenlieferungen lag im geschäftsüblichen Rahmen.

26. Contingent liabilities

A company, which is inventor and owner of numerous patents based on personal computer technology, is demanding the licensing of this technology from Kontron. In the 2005 business year a license agreement was concluded with this company. The license costs amounting to TEUR 120 per year do not incur any significant impact on the corporation s performance and earnings situation.

26. Eventualverbindlichkeiten

Der Erfinder zahlreicher Patente auf die Technologie des Personal Computers hat gegenüber Kontron die Lizenzierung dieser Technologie gefordert. Im Geschäftsjahr 2005 wurde mit dieser Gesellschaft eine Lizenzvereinbarung geschlossen. Die Lizenzkosten in Höhe von TEUR 120 pro Jahr haben keinen wesentlichen Einfluss auf die Ergebnislage des Konzerns.

➤ Explanations relating to the Consolidated Cash Flow Statement

The cash flow statement shows the origin and use of cash flows in the financial years 2004 and 2005. In accordance with IAS 7 *Cash Flow Statement*, a distinction is made between cash flows from operating activity and from investment and finance activity.

The means of payment contained in the cash flow statement comprise all liquid funds shown in the balance sheet, i.e. cash in hand, checks and bank balances if they are available within three months. The means of payment are not subject to any restraint on disposal.

The cash flows from investment and finance activity are determined in relation to payments, and the cash flow from operating activities is derived indirectly, based on the net income for the year. As part of this indirect process of establishing cash flows, the changes taken into account in balance sheet items in connection with running operations are adjusted to eliminate effects resulting from currency conversion and changes to the list of consolidated companies. The changes in the balance sheet items concerned cannot therefore be matched against the corresponding figures contained in the published consolidated balance sheet.

The inflow of funds from current operations includes:

➤ Erläuterungen zur Konzernkapitalflussrechnung

Die Kapitalflussrechnung zeigt in den Geschäftsjahren 2004 und 2005 Herkunft und Verwendung der Geldströme. Entsprechend IAS 7 *Cash Flow Statement* werden Cashflows aus betrieblicher Tätigkeit sowie aus Investitions- und Finanzierungstätigkeit unterschieden.

Die Zahlungsmittel der Kapitalflussrechnung umfassen alle in der Bilanz ausgewiesenen flüssigen Mittel, d.h. Kassenbestände, Schecks und Guthaben bei Kreditinstituten, soweit sie innerhalb von drei Monaten verfügbar sind. Die Zahlungsmittel unterliegen keinen Verfügungsbeschränkungen.

Die Cashflows aus der Investitions- und Finanzierungstätigkeit werden zahlungsbezogen ermittelt, der Cashflow aus betrieblicher Tätigkeit wird demgegenüber ausgehend vom Jahresüberschuss indirekt abgeleitet. Im Rahmen der indirekten Ermittlung werden die berücksichtigten Veränderungen von Bilanzpositionen im Zusammenhang mit der laufenden Geschäftstätigkeit um Effekte aus der Währungsumrechnung und aus Konsolidierungskreisänderungen bereinigt. Die Veränderungen der betreffenden Bilanzpositionen können daher nicht mit den entsprechenden Werten auf Grundlage der veröffentlichten Konzernbilanz abgestimmt werden.

Im Mittelzufluss aus laufender Geschäftstätigkeit sind unter anderem enthalten:

	2005
Interest paid Gezahlte Zinsen	2.047
Taxes paid Gezahlte Steuern	3.345
Of which taxes paid Davon gezahlte Ertragsteuern	771

The main company acquisitions are as follows:

Die wesentlichen Firmenakquisitionen stellen sich wie folgt dar:

In TEUR	Dolch Computer Systems Inc.	Kontron Manufacturing Services	Change Gesamt
Market value of assets acquired Marktwert der erworbenen Vermögenswerte	17.629	10.410	28.039
Market value of liablities assumed Marktwert der übernommenen Verbindlichkeiten	3.673	8.682	12.355
	13.956	1.728	15.684
Liquid assets assumed Übernommene liquide Mittel	284	505	789
Net cash funds used for acquisitions Für die Akquisitionen aufgewendete Netto Barmittel	13.672	1.223	14.895

For the acquisition of shares in the RT Soft Zao subsidiary, an amount of TEUR 874 was applied. The shareholding was increased from 53% to 57%.

The acquisition price for the at equity capitalized company Kontron Japan Inc., Tokyo amounted to TEUR 29.

Für den Erwerb von Anteilen an der Tochtergesellschaft RT Soft Zao wurde ein Betrag von TEUR 874 aufgewendet. Die Beteiligung wurde von 53% auf 57% erhöht.

Der Kaufpreis für das At-Equity bilanzierte Unternehmen Kontron Japan Inc., Tokio betrug TEUR 29.

➤ Other information in the Notes

27. Stock option plan for employees

27.1. Employee convertible bonds

The number of conversion rights issued to employees and members of the Supervisory Board showed the following movements:

	Number in units Anzahl in Stück 2005	Price in EUR Preis in EUR 2005	Number in units Anzahl in Stück 2004	Price in EUR Preis in EUR 2004
Status at the beginning of the year Bestand am Jahresanfang	165.612	10,09	165.655	13,73
Granted Gewährt	80.000	7,94	120.000	7,94
Exercised Ausgeübt	0	0	0	0
Expired Verfallen	-46.566	14,45	-120.043	12,96
Status at the end of the year Bestand am Jahresende	199.046	8,21	165.612	10,09
Exercisable options Optionen ausübbar	491.455		0	0

In a resolution passed by the shareholders' meeting on March 9, 2000 and the extension dated June 8, 2001, the Management Board was authorized, with the approval of the Supervisory Board, to issue, by February 28, 2005, interest-bearing bearer convertible bonds with a total par value of up to EUR 1,800,000 with a term of up to six years in one or several tranches, and to grant the owners of convertible bonds conversion rights for up to 1,800,000 ordinary shares in the company in accordance with the detailed conditions of the convertible bond. The convertible bonds may only be granted to members of the Management Board, managers or employees of Kontron AG and their subsidiaries.

As of the balance sheet reference date, there were no remaining convertible bonds from the April 2000 program. From this program, 23,706 convertible bonds were issued in the previous year that expired in the reporting year.

As of December 31, 2005 there were 19,046 units from the programs dated March 27, 2002 and August 5, 2002. The issue price, the purchase price for employees and the redemption price on final maturity are 100%. The term was fixed until December 31, 2007, and the final maturity is December 31, 2008; the interest rate is 6%. The conversion price is Euro 10.74. The following blocking periods were agreed: 2 years after issue, in 2004 at the earliest, to a maximum of 25%, in 2005 to 50%, in 2006 to 75% as well as in 2007, at the earliest, to 100%. The par value is repaid at the point of final maturity if the conversion rate has not been exercised.

➤ Sonstige Anhangsangaben

27. Mitarbeiterbeteiligungsprogramme

27.1. Mitarbeiterwandelschuldverschreibungen

Die Anzahl der an Mitarbeiter und Aufsichtsräte ausgegebenen Wandelungsrechte hat sich wie folgt entwickelt:

Mit Beschluss der Hauptversammlung vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand ermächtigt, bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1.800.000 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandelungsrechte auf bis zu 1.800.000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron AG und deren Konzerngesellschaften gewährt werden.

Aus dem Programm vom April 2000 sind zum Bilanzstichtag keine weiteren Wandelschuldverschreibungen vorhanden. Hiervon waren im Vorjahr 23.706 Wandelschuldverschreibungen ausgegeben, die im Berichtsjahr verfallen sind.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 bestanden zum 31. Dezember 2005 insgesamt 19.046 Stück. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Wartezeit wurde festgesetzt bis zum 31. Dezember 2007, die Laufzeit endet am 31. Dezember 2008, die Verzinsung beträgt 6%. Der Wandelungspreis beträgt 10,74 EUR. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75% sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandelungsrecht nicht ausgeübt wird.

In a resolution passed by the shareholders' meeting on June 30, 2004, the Management Board was obligated to issue interest-bearing bearer convertible bonds with a total par value of up to EUR 360,000 with a term of up to three years in several tranches by October 2006, and to grant the owners of convertible bonds conversion rights for up to 360,000 ordinary shares in the company in accordance with the detailed conditions of the convertible bond. The convertible bonds may be granted only to members of the Supervisory Board of Kontron AG. As of 31.12.2005, there were 180,000 convertible bonds in total at EUR 1.00 each, carrying conversion rights for 180,000 shares. The conversion price is EUR 7.94 with a final maturity of three years and interest rate of 6%. The blocking period is 2 years.

Mit Beschluss der Hauptversammlung vom 30. Juni 2004 wurde der Vorstand verpflichtet, bis zum Oktober 2006 mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu 360.000 EUR mit einer Laufzeit von bis zu drei Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandelungsrechte auf bis zu 360.000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Aufsichtsrates der Kontron AG gewährt werden. Zum 31.12.2005 bestanden insgesamt 180.000 Wandelschuldverschreibungen zu je 1 EUR, die Wandelungsrechte für umgerechnet 180.000 Aktien beinhalten. Der Wandelungspreis beträgt 7,94 EUR bei einer Laufzeit von 3 Jahren und einer Verzinsung von 6%. Die Sperrfrist beläuft sich auf 2 Jahre.

27.2. Stock option program

The number of option rights issued to employees showed the following movements:

27.2. Aktienoptionsprogramm

Die Anzahl der an Mitarbeiter ausgegebenen Optionsrechte hat sich wie folgt entwickelt:

	Number in units Anzahl in Stück 2005	Weighted average exercise price in EUR Gewichteter durchschnittlicher Ausübungspreis in EUR 2005	Number in units Anzahl in Stück 2004	Weighted average exercise price in EUR Gewichteter durchschnittlicher Ausübungspreis in EUR 2004
Status at the beginning of the year Bestand am Jahresanfang	2.101.840	7,00	1.697.144	8,56
Granted Gewährt	154.000	7,15	990.000	6,92
Exercised Ausgeübt	-78.124	5,42	0	0
Expired Verfallen	-260.371	10,58	-585.304	11,40
Status at the end of the year Bestand am Jahresende	1.917.345	6,59	2.101.840	7,00
Exercisable options Optionen ausübbar	491.455	6,82	28.373	5,57

The weighted average share price on the date of exercise for share options exercised during the financial year was EUR 6.32. As of December 31, 2005, the outstanding options had a weighted average exercise price of EUR 6.59 and a weighted average contractual maturity of 3.2 years.

Der gewichtete durchschnittliche Aktienkurs am Ausübungstag für Aktienoptionen, die während des Geschäftsjahres ausgeübt wurden, betrug EUR 6,32. Die ausstehenden Optionen zum 31. Dezember 2005 hatten einen gewichteten durchschnittlichen Ausübungspreis von EUR 6,59 und eine gewichtete durchschnittliche vertragliche Laufzeit von 3,2 Jahren.

As of December 31, 2005, there were a total of 1,917,345 stock options. These were distributed as follows:

Kontron AG Board members	360.000
CEOs of subsidiaries	265.000
Employees of Kontron AG as well as its subsidiaries	1.292.345

With the merger with JUMPtec AG that accompanied the new establishment of Kontron AG, the option programs of JUMPtec AG transferred to Kontron AG. The options have been issued in January 2000, November 2000, June 2001, November 2001 and June 2002. As of December 31, 2005, there are 121,345 options from these programs. Half of the options granted can only be exercised after two years at the earliest, and the other half after four years at the earliest (waiting period), whereby the share price must be at least 10% above the purchase price. The strike price for individual tranches is between EUR 5.57 and EUR 25.96. This gives a weighted average strike price of EUR 11.14. The maturity of the options is 5 years.
The options cannot be transferred by the beneficiaries; however, they can be passed on to heirs. They expire without replacement one to three years respectively after the waiting period has ended, if they are not exercised.
In resolutions passed by the Management Board on September 3, 2003, on September 6, 2004, and on August 22, 2005, as well as with the approval of the Supervisory Board, it was decided to issue a further 2,208,000 stock options in total to members of the Management Board, management bodies and employees of the Kontron Group. In accordance with more detailed provisions contained in the terms of the options, half of the options granted can only be exercised after two years at the earliest, and the other half after four years at the earliest (waiting period), if the share price is at least 10% above the purchase price when they are exercised.
As of December 31, there were 1,796,000 options from these programs with a strike price of EUR 5.42 (2003 program), EUR 6.92 (2004 program) and EUR 7.15 (2005 program). Of these, 787,500 stock options have a strike price of EUR 5.42, 854,500 stock options a strike price of EUR 6.92 as well as 154,000 stock options a strike price of EUR 7.15. The options cannot be transferred by the beneficiaries; however, they can be passed on to heirs. They expire without replacement one to three years respectively after the waiting period has ended, if they are not exercised.
The fair values of the stock options granted during 2005, 2004 and 2003 were EUR 1.53, EUR 2.02 and EUR 2.58 respectively.

Zum 31. Dezember 2005 bestanden insgesamt 1.917.345 Aktienoptionen. Diese verteilen sich wie folgt:

Vorstände der Kontron AG	360.000
Geschäftsführer der Tochterunternehmen	265.000
Mitarbeiter der Kontron AG sowie deren Tochterunternehmen	1.292.345

Mit der Verschmelzung zur Neugründung der Kontron AG mit der JUMPtec AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen. Die Ausgaben der Optionen sind im Januar 2000, November 2000, Juni 2001, November 2001 und Juni 2002 erfolgt. Hieraus bestehen zum 31. Dezember 2005 121.345 Optionsrechte. Die Ausübung dieser Optionsrechte kann hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist), wobei der Börsenkurs um mindestens 10% über dem Bezugspreis liegen muss. Der Ausübungspreis der einzelnen Tranchen liegt dabei zwischen 5,57 und 25,96 EUR. Als Ausübungspreis ergibt sich ein gewogenes Mittel von 11,14 EUR. Die Laufzeit dieser Optionen ist 5 Jahre.
Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung ein bzw. drei Jahre nach Ablauf der Wartefrist ersatzlos.
Mit den Beschlüssen des Vorstandes vom 03. September 2003, vom 06. September 2004 und vom 22. August 2005 sowie der Billigung des Aufsichtsrates wurde die Ausgabe von weiteren insgesamt 2.208.000 Aktienoptionen an Mitglieder des Vorstandes, an Geschäftsleitungsorgane und Mitarbeiter der Kontron Gruppe beschlossen. Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist), sofern der Börsenkurs bei Ausübung mindestens 10% über dem Bezugspreis liegt.
Zum 31. Dezember 2005 bestanden aus diesen Programmen 1.796.000 Optionsrechte mit einem Ausübungspreis von 5,42 EUR (Programm 2003) bzw. 6,92 EUR (Programm 2004) bzw. 7,15 EUR (Programm 2005). Davon haben 787.500 Stück einen Ausübungspreis von 5,42 EUR, 854.500 Stück einen Ausübungspreis von 6,92 EUR sowie 154.000 Stück einen Ausübungspreis von 7,15. Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung ein bzw. drei Jahre nach Ablauf der Wartefrist ersatzlos.
Der beizulegende Zeitwert für die in den Jahren 2005, 2004 und 2003 gewährten Aktienoptionen lag bei 1,53 EUR bzw. 2,02 EUR bzw. 2,58 EUR.

The fair value of each stock option grant is estimated on the date of grant using the Black-and-Scholes option-pricing model with the following weighted average assumptions used for grants:

Der beizulegende Zeitwert jeder Aktienoptionsgewährung wurde zum Datum der Optionsgewährung mit Hilfe des Optionspreismodells von Black-and-Scholes ermittelt, wobei die folgenden gewichteten Durchschnittswerte für die Optionsgewährungen zugrunde gelegt wurden:

	2005	2004
Weighted average share price (in EUR) Gewichteter durchschnittlicher Aktienkurs (in EUR)	6,71	6,88
Weighted average exercise price (in EUR) Gewichteter durchschnittlicher Ausübungspreis (in EUR)	6,59	7,00
Expected life (years) Erwartete Laufzeit (in Jahren)	5,00	5,00
Risk-free interest rate Risikoloser Zinssatz	3,00 %	3,50 %
Expected volatility Erwartete Volatilität	29,00 %	37,00 %
Dividend yield Dividendenrendite	0	0

The volatility of the share price of the last year was used for the expected volatility.
The following table summarizes information concerning currently outstanding and exercisable options on December 31, 2005:

Die erwartete Volatilität wurde anhand des Aktienkurses des vergangenen Jahres ermittelt.
In der folgenden Tabelle wird eine Übersicht über die per 31. Dezember 2005 ausstehenden und ausübbaren Optionen gegeben:

Exercise Prices in EUR Ausübungspreis in EUR	Number of Options Outstanding Anzahl der ausstehenden Optionen	Remaining Contractual Life (Years) Restlaufzeit (in Jahren)	Options Exerciseable Ausübbare Optionen
5,42	787.500	2,7	393.750
5,57	47.280	1,5	23.640
6,92	854.500	3,7	0
7,15	154.000	4,7	0
11,63	49.030	0,8	49.030
20,68	25.035	0,4	25.035
	1.917.345		491.455

The option terms of all programs granted Kontron AG the choice of servicing exercised options either through the issue of shares or through a cash payment. In the past, the exercised options have been serviced, as a matter of principle, in the form of shares.
In 2005 and 2004, the Group recorded total expenditure of TEUR 202 and TEUR 799 in connection with stock-based remuneration for fulfillment in equity capital instruments.

Die Optionsbedingungen sämtlicher Programme gewährten der Kontron AG das Wahlrecht, ausgeübte Optionen entweder durch die Ausgabe von Aktien oder durch einen Barausgleich zu bedienen. In der Vergangenheit erfolgt die Bedienung grundsätzlich in Form von Aktien.
Der Konzern hat in 2005 bzw. 2004 insgesamt Aufwand in Höhe von TEUR 202 bzw. TEUR 799 im Zusammenhang mit in Form von Eigenkapitalinstrumenten zu erfüllenden aktienbasierten Vergütungen erfasst.

28. Earnings per share

In February 2004, the IASB published the International Financial Reporting Standard (IFRS) 2 on *Share-based Payment*. According to this standard, IFRS 2 must be applied for financial years that com-

28. Ergebnis je Aktie

Im Februar 2004 hat das IASB den International Financial Reporting Standard (IFRS) 2 zu *Share-based Payment* veröffentlicht. Demnach ist IFRS 2 verpflichtend anzuwenden für Geschäftsjahre,

mence on or after January 1, 2005. Kontron had decided against premature application of the standard and implemented IFRS 2 for the first time in 2005. IFRS 2 must be applied retroactively to all share-based payments granted after November 7, 2002 and which were not exercisable at the time when IFRS 2 came into force.
IFRS 2 is not applied to all other equity capital instruments granted up to November 7, 2002 inclusive. Due to insufficient information on balancing of these share-based payments in IAS, the corresponding rules in US-GAAP (Accounting Principle Boards (APB) Opinion 25 "Accounts for Stock Issued to Employees") were applied. According to these, personnel expenses should not be recorded if the exercise price of the options lies above the current market price at the time of their issue.

die am oder nach dem 1. Januar 2005 beginnen. Kontron hatte auf eine vorzeitige Anwendung dieses Standars verzichtet und IFRS 2 erstmalig im Geschäftsjahr 2005 angewendet. IFRS 2 ist rückwirkend anzuwenden auf alle anteilsbasierenden Vergütungen, die nach dem 7. November 2002 gewährt wurden und zum Zeitpunkt des Inkrafttretens des IFRS 2 noch nicht ausübbar waren.
Auf alle anderen Eigenkapitalinstrumente, die bis einschließlich zum 7. November 2002 gewährt wurden, findet IFRS 2 keine Anwendung. Aufgrund der unzureichenden Vorgaben über die Bilanzierung dieser Vergütungen im IAS wurde auf die entsprechenden Regelungen aus dem US-GAAP (Accounting Principle Boards (APB) Opinion 25 „Accounts for Stock Issued to Employees") zurückgegriffen. Hiernach sind keine Personalaufwendungen zu erfassen, soweit der Ausübungspreis der Optionen im Zeitpunkt ihrer Ausgabe über dem aktuellen Marktpreis lag.

	2005	2004
Profit **Ergebnis**		
Basis for undiluted EPS (allocable proportional net profit for the period for parent company shareholders) Basis für das unverwässerte Ergebnis je Aktie (zurechenbares anteiliges Periodenergebnis der Aktionäre der Muttergesellschaft)	14.952	12.749
Effect of diluting potential ordinary shares Auswirkung der verwässernden potentiellen Stückaktien:		
Share-oriented remuneration, Expenditure included in reported net income for the period, minus tax effects Aktienorientierte Vergütungen, Aufwand in ausgewiesenem Jahresüberschuss enthalten, nach Abzug steuerlicher Auswirkungen	202	826
Basis for diluted EPS Basis für das verwässerte Ergebnis je Aktie	15.154	13.575

Number of shares (in thousand) **Anzahl der Aktien (in tausend Stück)**		
Weighted average number of ordinary shares Gewichteter Durchschnitt der Anzahl der Stammaktien für das unverwässerte Ergebnis	48.238	45.355
Effect of diluting potential ordinary shares Auswirkung der verwässernden potentiellen Stückaktien:		
Share options Aktienoptionen	184	251
Weighted average number of ordinary shares for the diluted result Gewichteter Durchschnitt der Anzahl der Stammaktien für das verwässerte Ergebnis	48.422	45.606

Kontron carried out a rights issue of 3.3 million shares to several institutional investors at an issue price of 7.16 EUR on February 7, 2005. The weighted average of shares for the 2004 financial year was not adapted retrospectively.

Die Kontron hat am 7. Februar 2005 eine Kapitalerhöhung über 3,3 Mio. Stück Aktien zum Ausgabepreis von 7,16 EUR an mehrere institutionelle Anleger durchgeführt. Eine rückwirkende Anpassung des gewichteten Durchschnitts der Aktien für das Geschäftsjahr 2004 wurde nicht vorgenommen.

29. Hedging policy and risk management

29.1. Price and foreign exchange risks

Kontron AG is exposed to price and foreign exchange fluctuations due to its international operations. Some 51 % of sales are generated in Europe, 49 % in USA and Asia (currencies tied to the dollar). Overall, approximately 52 % of all sales were generated in US dollars or in currencies tied to the US dollar in 2005. Kontron's sales are shown in euros with the result that the exchange rate for the US dollar has an enormous influence on the level of sales. However, a large part of Kontron AG's expenses are also denominated in US dollars. For example, 735 employees, from a total number of 2,012, are engaged in the US dollar area. Currency risks are therefore significantly lessened by location hedging. The Kontron Group sometimes carries out specific foreign currency hedging transactions.

29.2. Market risks

Kontron is strongly diversified into very different types of vertical end-markets. The largest end-market is telecommunications with a 25 % share of total sales. As a consequence, Kontron is not subject to any substantial market risks. Price risks are also not relevant for Kontron, as its products are usually tailor-made to suit customer-specific applications, which means that alternative products cannot be supplied by competitors utilizing aggressive pricing policies. Kontron is subject to a high technological risk on the basis of the high proportion of customer-specific developments. If the customer does not use the embedded computer system developed by Kontron, or only in small quantities, the development costs cannot be amortized.

29.3. Interest risks

An interest risk, i.e. possible fluctuations in value of financial instruments due to changes in market interest rates, can result primarily with medium-term and long-term fixed-interest receivables and payables. The amount of fixed-interest loans is insignificant. No interest hedging contracts are concluded due to the low volume of these financial instruments.

29.4. Liquidity risk

A liquidity forecast based on a fixed budget horizon and Kontron AG's existing credit lines ensures that the Kontron Group has sufficient liquidity at all times.

29.5. Default risk

The level of financial assets in the balance sheet gives the maximum default risk, regardless of any existing security, in the event that business partners fail to honor their contractual

29. Sicherungspolitik und Risikomanagement

29.1. Preis- und Währungsrisiko

Die Kontron AG ist aufgrund seiner internationalen Geschäftstätigkeit Preis- und Währungsschwankungen ausgesetzt. 51 % der Umsätze werden in Europa erzielt, 49 % der Umsätze in den USA und Asien (an den Dollar gebundene Währungen). Insgesamt wurden 2005 ca. 52 % aller Umsätze in US-Dollar bzw. an US-Dollar gebundene Währungen erzielt. Der Umsatz der Kontron wird in Euro ausgewiesen, so dass der Umrechnungskurs des US-Dollars einen enormen Einfluss auf die Umsatzhöhe hat. Es erfolgt jedoch auch ein großer Teil der Ausgaben der Kontron AG in US-Dollar, z.B. sind 735 Mitarbeiter von insgesamt 2.012 im US-Dollarraum tätig. Die Währungsrisiken werden somit durch „Standort-Hedging" deutlich abgemildert. Spezifische Währungssicherungsgeschäfte werden im Kontron Konzern in Einzelfällen vorgenommen.

29.2. Marktrisiken

Kontron ist stark in verschiedenste vertikale Endmärkte diversifiziert, der größte Endmarkt ist die Telekommunikation mit 25 % am Gesamtumsatz. Damit unterliegt Kontron keinen wesentlichen Marktrisiken. Auch Preisrisiken sind für Kontron nicht relevant, da die Produkte meist kundenspezifisch an die Kundenapplikationen angepasst sind und damit keine Ersatzprodukte von preisaggressiven Konkurrenten angeboten werden. Auf Basis des hohen Anteils von kundenspezifischen Entwicklungen unterliegt Kontron einem hohen Technologierisiko. Sollte der Kunde das von Kontron entwickelte Embedded Computer System nicht oder nur in geringen Stückzahlen einsetzen, werden sich die Entwicklungskosten nicht amortisieren.

29.3. Zinsrisiken

Ein Zinsrisiko, d.h. mögliche Wertschwankungen von Finanzinstrumenten aufgrund von Änderungen der Marktzinssätze, kann sich vor allem bei mittel- und langfristigen festverzinslichen Forderungen und Verbindlichkeiten ergeben. Die Höhe der festverzinslichen Ausleihungen ist unwesentlich. Aufgrund des geringen Volumens dieser Finanzinstrumente wurden keine Zinssicherungskontrakte abgeschlossen.

29.4. Liquiditätsrisiko

Eine auf festen Planungshorizont ausgerichtete Liquiditätsvorausschau sowie vorhandene Kreditlinien der Kontron AG stellen eine jederzeit ausreichende Liquiditätsversorgung des Kontron Konzerns sicher.

29.5. Ausfallrisiko

Die bilanzielle Höhe der finanziellen Vermögenswerte gibt, ungeachtet bestehender Sicherheiten, das maximale Ausfallrisiko für den Fall an, dass Geschäftspartner ihren vertraglichen Zahlungspayment obligations. The policy which is applied to all payment relationships on which the original financial instruments are based, is that to minimize the risk of default, depending on the type and level of the particular payment, credit information is obtained or historical data from the business relationship hitherto are used, in particular the payment behavior, in order to avoid default. For this purpose, the Group has installed a comprehensive debtor management system. If default risks are identified for individual financial assets, these risks are reflected in bad debt charges. There is no identifiable concentration of default risks from business relationships with individual debtors or groups of debtors.

30. Segment information

As part of its segment reporting, the activities of the Kontron Group are defined by region as the primary report format and by product line as the secondary report format in accordance with IAS 14 ("segment reporting"). Both segments are based on Kontron's organization and internal reporting structure.

Information on the regions:
A differentiation is made between the markets of Western Europe and the USA (including Canada) and emerging markets (mainly Russia, China and Malaysia), all of which show significantly different levels of economic growth. The analysis of primary segments is conducted in accordance with IAS 14 and contains sales and income items with various asset items.

Information on the product lines:
Kontron differentiates between three product-based segments: embedded computer modules, embedded computer systems and embedded computer solutions. The three products differ in their value-added within an embedded computer application. Embedded momputer modules are very generic and are used as identical components in nearly all embedded computer applications. Systems are complete units based on modules and contain customer-specific adaptations. Embedded computer solutions contain a high proportion of software and are highly adapted to the customer application.

Other explanations on segment reporting
The segment information is based on the same accounting and valuation methods as the consolidated financial statements. Receivables and payables, income and expenses and earnings between segments are eliminated under "consolidation".
Default expenses are classed as insignificant and are therefore not included.

verpflichtungen nicht nachkommen können. Für alle den originären Finanzinstrumenten zugrunde liegenden Leistungsbeziehungen gilt, dass zur Minimierung des Ausfallrisikos in Abhängigkeit von Art und Höhe der jeweiligen Leistung Kreditauskünfte eingeholt oder historische Daten aus der bisherigen Geschäftsbeziehung, insbesondere dem Zahlungsverhalten, zur Vermeidung von Zahlungsausfällen genutzt werden. Dafür hat der Konzern ein umfangreiches Debitorenmanagement installiert. Soweit bei den einzelnen finanziellen Vermögenswerten Ausfallrisiken erkennbar sind, werden diese Risiken durch Wertberichtigungen erfasst. Eine Konzentration von Ausfallrisiken aus Geschäftsbeziehungen zu einzelnen Schuldnern bzw. Schuldnergruppen ist nicht erkennbar.

30. Segmentinformationen

Im Rahmen der Segmentberichterstattung werden die Aktivitäten des Kontron Konzerns gemäß IAS 14 („Segmentreporting") nach Regionen als primärem Berichtsformat und nach Produktlinien als sekundärem Berichtsformat abgegrenzt. Beide Segmente sind der Organisation und der internen Berichtsstruktur Kontrons nachempfunden.

Informationen zu den Regionen:
Es werden die Märkte Westeuropa, USA (inkl. Kanada) sowie Emerging Markets (vornehmlich Russland, China und Malaysia) unterschieden, welche in der Wirtschaftsdynamik deutlich unterschiedliche Entwicklungen zeigen. Die Analyse der Primärsegmente ergibt sich nach IAS 14 und beinhaltet Umsatz- und Ertragsposten mit verschiedenen Vermögenspositionen.

Informationen zu den Produktlinien:
Hierbei unterscheidet Kontron in drei produktbasierende Segmente: Embedded Computer Module, Embedded Computer Systeme und Embedded Computer Lösungen. Die drei Produkte unterscheiden sich durch ihre Wertschöpfung innerhalb einer Embedded Computer Applikation. Embedded Computer Module sind sehr generisch und werden als identische Bausteine in nahezu allen Embedded Computer Anwendungen eingesetzt. Systeme sind komplette Geräte basierend auf Modulen und beinhalten kundenspezifische Anpassungen. Embedded Computer Lösungen besitzen einen hohen Softwareanteil und sind in hohem Maße an die Kundenapplikation angepasst.

Sonstige Erläuterungen zur Segmentberichterstattung
Den Segmentinformationen liegen grundsätzlich dieselben Ausweis- und Bewertungsmethoden wie dem Konzernabschluss zugrunde. Forderungen und Verbindlichkeiten, Erträge und Aufwendungen sowie Ergebnisse zwischen den Segmenten werden unter „Konsolidierung" eliminiert.

Segment assets and segment debts contain assets and liabilities that have contributed to earnings before interest and tax. The assets and debts not taken into account on this basis are shown as "unallocated figures".
Investments are additions to tangible assets and intangible assets in the reporting period.
As far as segment information by product line is concerned, external sales are based on the locations of customers.
The reported result from at equity accounting arose in the "emerging markets" segment from the 33% shareholding in Kontron Technology Japan Inc. held via Kontron Asia Inc.
Kontron AG is not allocated to any segment and is contained in the "consolidation" column.
Kontron differentiates between three inter-company pricing policies: For development services, license payments are charged as a percentage of the sales achieved. Production services are charged at market prices as internal production divisions are in permanent competition with external manufacturers. The marketing of existing products is conducted on the split margin principle whereby the total margin achieved is split equally between the manufacturer of the product and the seller.

Die nicht zahlungswirksamen Aufwendungen werden als unwesentlich eingestuft und deshalb nicht berücksichtigt.
Das Segmentvermögen und die Segmentschulden beinhalten Aktiva und Passiva, die zur Erzielung des Ergebnisses vor Finanz- und Steuerergebnis beigetragen haben. Die auf dieser Grundlage nicht berücksichtigten Vermögensgegenstände und Schulden werden unter „nicht zugeordnete Werte" ausgewiesen.
Bei den Investitionen handelt es sich um Zugänge von Sachanlagen und Immateriellen Vermögenswerten in der Berichtsperiode.
Bei den Segmentinformationen nach Produktlinien richten sich die Außenumsätze nach dem Sitz der Kunden.
Das angegebene Ergebnis aus At-Equity-Bilanzierung ist im Segment „Emerging Markets" aus der 33%-igen Beteiligung über die Kontron Asia Inc. an der Kontron Technology Japan Inc. entstanden.
Die Kontron AG wird keinem Segment zugeordnet und ist in der Spalte „Konsolidierung" enthalten.
Kontron unterscheidet konzernintern drei Verrechnungsleistungen: Bei Entwicklungsleistungen werden Lizenzzahlungen als Prozentsatz des damit erzielten Umsatzes verrechnet. Produktionsdienstleistungen werden nach Marktpreisen berechnet, da interne Produktionsdivisionen permanent mit externen Fertigern im Wettbewerb stehen. Die Vermarktung von bestehenden Produkten erfolgt nach dem Split-Margin-Prinzip, wobei die erzielte Gesamtmarge zu gleichen Teilen auf den Hersteller des Produktes und auf den Vermarkter aufgeteilt wird.

Segment information by region 2005 **Segmentinformationen nach Regionen 2005**	**West Europe** **West Europa**	**America** **Amerika**	**Emerging Markets**	**non-allocated values** **Nicht zugeordnete Werte**	**Consolidation/transition** **Konsolidierung/ Überleitung**	**Consolidated financial statement** **Konzern-abschluss**
Sales Umsatzerlöse of which:/davon:	186.258	117.218	55.738	0	-58.813	300.401
Outside sales Aussenumsatz	147.850	100.624	51.905	0	0	300.379
Internal sales Innenumsatz	38.408	16.594	3.833	0	-58.813	22
Earnings before interest and taxes (EBIT) Ergebnis vor Zinsen und Steuern (EBIT)	13.744	3.527	6.163	0	-806	22.628
Financial items Finanzergebnis						-974
At-equity result Ergebnis At-Equity						-18
Income taxes Steuern vom Einkommen und Ertrag						-5.139
Net income Konzernjahresüberschuss						16.497
Segment assets Segmentvermögen	113.170	62.899	49.861	24.329	88.123	338.382
Segment debts Segmentschulden	28.081	22.780	23.151	20.238	9.862	104.112
Investments Investitionen	7.990	4.696	1.491	0	914	15.091
Depreciation Abschreibungen	2.090	2.974	1.105	0	371	6.540

Segment information by region 2004 Segmentinformationen nach Regionen 2004	West Europe West Europa	America Amerika	Emerging Markets	non-allocated values Nicht zugeordnete Werte	Consolidation/transition Konsolidierung/Überleitung	Consolidated financial statement Konzernabschluss
Sales Umsatzerlöse of which:/davon:	164.556	118.121	34.077	0	-54.620	262.134
Outside sales Aussenumsatz	133.299	99.685	29.048	0	0	262.032
Internal sales Innenumsatz	31.257	18.436	5.029	0	-54.620	102
Earnings before interest and taxes (EBIT) Ergebnis vor Zinsen und Steuern (EBIT)	7.664	8.425	2.555	0	664	19.308
Financial items Finanzergebnis						-1.467
Income taxes Steuern vom Einkommen und Ertrag						-4.980
Net income Konzernjahresüberschuss						12.861
Segment assets Segmentvermögen	97.643	40.391	26.178	20.575	93.969	278.756
Segment debts Segmentschulden	21.827	11.694	12.006	21.110	19.589	86.226
Investments Investitionen	3.831	1.403	2.520	0	757	8.511
Depreciation Abschreibungen	2.794	2.111	825	0	1.501	7.231

Segment information by product line Segmentinformationen nach Produktlinien	Components Module		Systems Systeme		Solutions Lösungen	
	2005	2004	2005	2004	2005	2004
Sales Umsatzerlöse	89.797	85.902	125.074	107.550	85.496	68.682
Segment assets Segmentvermögen	36.584	29.282	123.748	88.360	62.227	46.266
Investments Investitionen	1.631	467	6.907	2.916	5.610	4.332

31. Relationships with affiliated companies and persons

In December 2003 and October 2004, the managing director of a subsidiary of Kontron AG gave a free, personal guarantee of certain future payment obligations of this company to a level of TEUR 2,000. The circumstances were reported as other assets and were included in revenues.

In addition to this, a member of the Management Board provided a guarantee in December 2005 for payment obligations of a subsidiary for an amount of TEUR 500. The company recorded this as an other receivable and the guarantee was included in other revenues with an earnings effect in the financial year 2005.

31. Beziehungen zu nahe stehenden Unternehmen und Personen

Die Geschäftsführerin eines Tochterunternehmens der Kontron AG gab im Dezember 2003 und im Oktober 2004 unentgeltlich eine persönliche Garantie für bestimmte zukünftige Zahlungsverpflichtungen dieser Gesellschaft bis zu einer Höhe von TEUR 2.000 ab. Die Sachverhalte wurden als sonstige Vermögenswerte ausgewiesen und in den Erträgen erfasst.

Des Weiteren gewährte ein Vorstandsmitglied im Dezember 2005 eine Garantie für Zahlungsverpflichtungen einer Tochtergesellschaft in Höhe von TEUR 500. Die Gesellschaft weist eine sonstige Forderung aus, die Garantie wurde im Geschäftsjahr 2005 ergebniswirksam in den sonstigen Erträgen erfasst.

In the financial year 2005, Kontron AG acquired a further 4% of the RT Soft subsidiary from the CEO of the subsidiary. The acquisition price was TEUR 874, which was paid in April.
A subsidiary of Kontron AG acquired shares in a company from a third-party company. A member of the Supervisory Board of Kontron AG is at the same time active in the Management Board of this company. The purchase price was TEUR 1,519 and this amount has been settled.

Im Geschäftsjahr 2005 übernahm die Kontron AG weitere 4% an der Tochtergesellschaft RT Soft von der Geschäftsführerin des Tochterunternehmens. Der Kaufpreis betrug TEUR 874 und wurde im April beglichen.
Ein Tochterunternehmen der Kontron AG hat Unternehmensanteile von einem dritten Unternehmen erworben. Ein Mitglied des Aufsichtsrates der Kontron AG ist gleichzeitig im Vorstand dieses Unternehmens tätig. Der Kaufpreis betrug TEUR 1.519 und wurde beglichen.

32. Auditors' fees reported as expenditure

The fees of the auditor of the Group financial statements in Germany amounted in the reporting year to a total of TEUR 426 and are divided among the following services:

32. Als Aufwand erfasste Abschlussprüferhonorare

Die als Aufwand erfassten Abschlussprüferhonorare des Konzernabschlussprüfers in Deutschland beliefen sich im Berichtsjahr auf insgesamt TEUR 426 und teilen sich auf die folgenden Leistungen auf:

	2005
Audits Abschlussprüfungen	426
Other certification and evaluation services Sonstige Bestätigungs- und Bewertungsleistungen	0
Tax consultancy services Steuerberatungsleistungen	0
Other services sonstige Leistungen	0
Total expenditure Gesamtaufwand	**426**

33. Information on Supervisory and Management Boards

The remuneration of members of the Management Board corresponds to the statutory provisions of the law governing public limited companies. The total remuneration comprises fixed and variable components. The variable salary components are based on the results achieved and the financial position of the company.
The remuneration is split as follows:

33. Angaben zu Aufsichtsrat und Vorstand

Die Vergütung der Mitglieder des Vorstandes entspricht den gesetzlichen Vorgaben des Aktiengesetzes. Die Gesamtvergütung umfasst fixe und variable Bestandteile. Die variablen Gehaltsbestandteile orientieren sich an den erzielten Ergebnissen und der wirtschaftlichen Lage des Unternehmens.
Die Vergütung teilt sich wie folgt auf:

	Remuneration fixed Bezüge fix TEUR	Remuneration variable Bezüge variabel TEUR
Hannes Niederhauser	21	0
Ulrich Gehrmann	221	139
Thomas Sparrvik	226	46
Charles Newcomb (until/bis 10.10.2005)	118	0
Supervisory Board/Aufsichtsrat	99	0

As of December 31, 2005, there are no advance payments or loans to members of the Management Board or Supervisory Board. There were also no pension obligations towards members of the supervisory bodies in the reporting year.

Zum 31. Dezember 2005 bestehen keine Vorschüsse oder Kredite an Mitglieder des Vorstandes oder des Aufsichtsrates. Im Berichtsjahr bestanden auch keine Pensionsverpflichtungen gegenüber Mitgliedern der Aufsichtsgremien.

Directors´ Dealings
Chairman of the Management Board Hannes Niederhauser
Date: August 24, 2005;
transaction: gift made (to Mr. Sparrvik)
Number: 30,000 shares; price per share EUR 0.00

Member of the Management Board Thomas Sparrvik
Date: August 24, 2005;
transaction: gift received (from Mr. Niederhauser)
Number: 30,000 shares price per share: EUR 0.00

Chairman of the Management Board Hannes Niederhauser
Date: November 10, 2005; transaction: sale (off-bourse)
Number: 100,000 at EUR 6.44; total volume: EUR 644,000.00

Deputy Chairman Ulrich Gehrmann
Date: December 2, 2005; transaction: purchase (XETRA)
Number: 3,000 at EUR 6.997; total volume: EUR 21,990.00

Deputy Chairman Ulrich Gehrmann
Date: December 5, 2005; transaction: purchase (XETRA)
Number: 1,000 at EUR 6.90; total volume: EUR 6,900.00

Deputy Chairman Ulrich Gehrmann
Date: December 8, 2005; transaction: purchase (XETRA)
Number: 1,000 at EUR 6.96; total volume: EUR 6,960.00

Supervisory Board member Hugh Nevin
Date: December 14, 2005; transaction: purchase (New York)
Number: 4,100 at EUR 7.01; total volume: EUR 28,741.00

Shares, stock options and convertible loan of the Management Board and Supervisory Board:

Directors´ Dealings
Vorstandsvorsitzender Hannes Niederhauser
Datum: 24. August 2005;
Transaktion: Gewährte Schenkung (an Herrn Sparrvik)
Anzahl: 30.000 Stück; Preis pro Aktie: EUR 0,00

Vorstand Thomas Sparrvik
Datum: 24. August 2005;
Transaktion: Erhaltene Schenkung (von Herrn Niederhauser)
Anzahl: 30.000 Stück; Preis pro Aktie: EUR 0,00

Vorstandsvorsitzender Hannes Niederhauser
Datum: 10. November 2005; Transaktion: Verkauf (außerbörslich)
Anzahl: 100.000 zu EUR 6,44; Gesamtvolumen: EUR 644.000,00

Stv. Vorstandsvorsitzender Ulrich Gehrmann
Datum: 02. Dezember 2005; Transaktion: Kauf (XETRA)
Anzahl: 3.000 zu EUR 6,997; Gesamtvolumen: EUR 21.990,00

Stv. Vorstandsvorsitzender Ulrich Gehrmann
Datum: 05. Dezember 2005; Transaktion: Kauf (XETRA)
Anzahl: 1.000 zu EUR 6,90; Gesamtvolumen: EUR 6.900,00

Stv. Vorstandsvorsitzender Ulrich Gehrmann
Datum: 08. Dezember 2005; Transaktion: Kauf (XETRA)
Anzahl: 1.000 zu EUR 6,96; Gesamtvolumen: EUR 6.960,00

Mitglied des Aufsichtsrates Hugh Nevin
Datum: 14. Dezember 2005; Transaktion: Kauf (New York)
Anzahl: 4.100 zu EUR 7,01; Gesamtvolumen: EUR 28.741,00

Aktien, Aktienoptionen und Wandelschuldverschreibung des Vorstandes und Aufsichtsrates:

	Shares Aktien	Share options Aktienoptionen	Share options Wandelschuldverschreibungen
Supervisory Board **Aufsichtsrat**			
Helmut Krings	**23.999**	**0**	**40.000**
Pierre McMaster	**0**		**20.000**
Prof. Georg Färber	**1.126**	**0**	**20.000**
Hugh Nevin	**8.200**	**0**	**40.000**
David Malmberg	**0**	**0**	**20.000**
Dr. Rudolf Wieczorek (as of/ab 29.06.2005)	**0**	**0**	**20.000**
Management Board **Vorstand**			
Hannes Niederhauser	**2.883.392**	**0**	**0**
Ulrich Gehrmann	**200.000**	**185.000**	**0**
Thomas Sparrvik	**30.000**	**175.000**	**0**

Memberships of the Management and Supervisory Boards in other controlling bodies

Mitgliedschaften des Vorstandes und Aufsichtsrates in anderen Kontrollgremien

Management Board: **Vorstand:**	
Hannes Niederhauser Chief Executive Officer/Vorstandsvorsitzender Member of the Supervisory board of/Mitglied des Aufsichtsrates der Kontron Canada Inc., Montreal	
Ulrich Gehrmann Vize Chairman/Stv. Vorstandsvorsitzender Finance Director/Vorstand Finanzen Director Europe/Vorstand Europa Member of the Board of Directors of/Mitglied des Board of Directors der Kontron Modular Computers Benelux S.A., Brüssel Kontron East Europe Sp.p.o., Warschau Kontron Modular Computers Korea Co., Ltd., Seoul Kontron Technology A/S, Hørsholm, Dänemark Kontron Italia s.r.l., Venegono Inf. RTSoft ZAO, Moskau, Russland Management Committee ASPALIS SAS, Sophia Antipolis	from/ab 10.10.2005
Thomas Sparrvik Director America & Asia/Vorstand Amerika & Asien Member of the Board of Directors of/Mitglied des Board of Directors der Kontron America Inc., San Diego Kontron Canada Inc., Montreal Kontron China, Beijing Kontron Asia Inc., Taipei, Taiwan	
Charles Newcomb Finance Director/Vorstand Finanzen	until/bis 10.10.2005

Supervisory Board: **Aufsichtsrat:**	
Dipl.-Ing. Helmut Krings Management-Consultant -Chairman/Management-Consultant – Vorsitzender Member of the Supervisory Board of/Mitglied des Aufsichtsrates der DNSint.com AG, Fürstenfeldbruck ASDIS Software AG, Berlin	
Pierre McMaster Dipl. Ingenieur Member of the Board of Directors of/Mitglied des Board of Directors der Kontron America Inc., San Diego	
Prof. Georg Färber Professor at the Technical University of Munich/Professor an der Technischen Universität München Member of the Supervisory Board of/Mitglied des Aufsichtsrates der TTTech AG, Wien SEP Logistik, Weyarn	
Hugh Nevin Solicitor/Rechtsanwalt Member of the Supervisory Board of/Mitglied des Aufsichtsrates der The Beaumaris Land Company Ltd. BigMachines, Inc. Conservancy of Southwest Florida, Inc. Perry Baromedical Corp. German-American Business Chamber Natresco/Falconbridge, Canada	

Supervisory Board: Aufsichtsrat:	
David Malmberg Entrepreneur/Unternehmer Chairman of the Supervisory Board of/Vorsitzender des Board of Directors der Three Five Systems, Inc., Tempe, Az NYSE Chairman of the Board of Directors of/NYSE Vorsitzender des Board of Directors von Sagebrush Corporation, Edina, MN Private Company Director Marshall and Ilsley Bank, Minnesota Advisory Board Director PPTV Inc., Eden Prairie, MN	
Dr. Rudolf Wieczorek Physician/Dipl. Physiker Chairman of the Supervisory Board of/Vorsitzender des Board of Directors der Kontron Asia Inc., Taipei, Taiwan Member of the Supervisory Board of/Mitglied des Board of Directors der Kontron China, Beijing Kontron Japan, Tokio Kontron Manufacturing Services, Malaysia	**from/ab 29.06.2005**

34. Approval of the consolidated financial statements

On March 31, 2006, the Management Board of Kontron AG approved the consolidated financial statements and forwarded them to the Supervisory Board.
The Supervisory Board has the task of examining the consolidated financial statements and declaring its approval.

34. Billigung des Konzernabschlusses

Der Vorstand der Kontron AG hat den Konzernabschluss am 31. März 2006 zur Weitergabe an den Aufsichtsrat freigegeben.
Der Aufsichtsrat hat die Aufgabe, den Konzernabschluss zu prüfen und zu erklären, ob er den Konzernabschluss billigt.

35. Disclosures in accordance with § 160 paragraph 1 no. 8 of the German Stock Corporation Act (AktG)

The following disclosures were made to the company by the following shareholders:
Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda informed us in accordance with § 21 (1) of the Securities Trade Act (WpHG) that it exceeded the threshold of 5% of the voting rights in Kontron AG on February 7, 2005 and now holds a share of voting rights of 9.66%. In accordance with § 22 (1) 1 No. 6 of the Securities Trade Act (WpHG), the voting rights were allocated to Fidelity International Limited.
Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda informed us in accordance with § 21 (1) of the Securities Trade Act (WpHG) that it exceeded the threshold of 10% of the voting rights in Kontron AG on February 11, 2005 and now holds a share of voting rights of 10.16%. In accordance with § 22 (1) 1 No. 6 of the Securities Trade Act (WpHG), the voting rights were allocated to Fidelity International Limited.
DWS Investment GmbH, Mainzer Landstrasse 178-190, 60327 Frankfurt informed us in accordance with §§ 21 Section 1, 24 of the Securities Trade Act (WpHG) in conjunction with § 32 Section 2 of the Investment Act (InvG) that it exceeded the threshold of 5% of the voting rights in Kontron AG on September 15, 2005 and now holds a share of voting rights of 5.29%.

35. Angaben gemäß § 160 Abs.1 Nr.8 AktG

Der Gesellschaft wurden nachfolgende Mitteilungen von Gesellschaftern übermittelt:
Die Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda hat uns gemäß § 21 (1) WpHG mitgeteilt, dass sie am 07. Februar 2005 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 9,66% hält. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.
Die Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda hat uns gemäß § 21 (1) WpHG mitgeteilt, dass sie am 11. Februar 2005 die Schwelle von 10% der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 10,16% hält. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.
Die DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 32 Abs. 2 InvG mitgeteilt, dass sie am 15. September 2005 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,29% hält.

36. Affiliated and consolidated companies in the Kontron Group

36. Verbundene und einbezogene Unternehmen des Kontron Konzerns

	Equity interest in % Kapitalanteil in %	Local currency Landeswährung (LW)	Equity Eigenkapital (LW in Tsd.)	Net income Jahresergebnis (LW in Tsd.)
KONTRON Embedded Computers GmbH, Eching	100	EUR	28.289	-178
indirect via/Mittelbar über die KONTRON Embedded Computers GmbH				
KONTRON ECT design s.r.o., Pilsen / Tschechien	100	CZK	-88	39
KONTRON UK Ltd., Chichester / Großbritannien	100	GBP	2.124	388
KONTRON Italia S.r.l., Venegono / Italien	100	EUR	54	3
KONTRON Technology A/S, Hörsholm / Dänemark	100	DKK	4.775	9.937
KONTRON Israel Ltd., Herzlia / Israel i.L.	100	ILS	-143	-104
KONTRON Elektronik S.A., Madrid / Spanien i.L.	100	EUR	45	-98
KONTRON America Inc., San Diego / USA	100	USD	39.444	-840
indirect via/Mittelbar über die KONTRON America Inc.				
Dolch UK Ltd., Milton Keynes / Großbritannien i.L.	100	GBP	0	0
Dolch Canada Inc., Toronto / Kanada i.L.	100	CAD	13	-114
KONTRON Modular Computers GmbH, Kaufbeuren	100	EUR	14.669	2.827
indirect via/Mittelbar über die KONTRON Modular Computers GmbH				
KONTRON Applications GmbH, Ulm	100	EUR	1.841	0
KONTRON Modular Computers Benelux S.A., Wemmel / Belgien	100	EUR	1.720	766
KONTRON EAST Europe Sp.zo.o., Warschau / Polen	97,5	PLN	3.818	1.074
KONTRON Modular Computers Korea, Seoul / Korea	100	KRW	-10.759	-602
KONTRON Modular Computers AG, Cham / Schweiz	100	CHF	6.115	-503
indirect via/Mittelbar über die Kontron Modular Computers AG				
MERZ spol. S.r.o., Liberec / Tschechien	70	CZK	20.849	1.176
KONTRON Canada Inc., Boisbriand / Kanada	100	CAD	30.301	4.452
Affair 000, Moskau / Russland	100	RUB	52.889	40
indirect via/Mittelbar über die Affair 000				
RTSoft Projekt 000, Moskau / Russland	100	RUB	52.835	3
RTSoft Zao, Moskau / Russland	57	RUB	197.512	72.552
Business Center RTSoft, Moskau / Russland	57	RUB	4.700	490
Training Center RTSoft, Moskau / Russland	57	RUB	1.935	656
KONTRON Ukraine Ltd., Kiev / Ukraine	57	RUB	235	-9
KONTRON Asia Inc., Taipeh / Taiwan	82,5	TWD	517.117	70.015
indirect via/Mittelbar über die KONTRON Asia Inc.				
KONTRON Australia Pty Ltd., Berowra Heights / Australien	74,2	AUD	-502	-135
KONTRON Technology Japan Inc., Tokio/Japan	33,0	JPY	3.584	-6.561
KONTRON Manufacturing Services, Penang/Malaysia	82,5	MYR	21.791	4.309
KONTRON Technology Asia Pacific Co. Ltd., Mauritius	82,5	TWD	100.025	5.629
indirect via/Mittelbar über die KONTRON Technology Asia Pacific Co. Ltd.				
KONTRON (Beijing) Technology Co. Ltd., Peking / China	55,7	CNY	23.562	1.892
KONTRON Embedded Modules GmbH, Deggendorf	100	EUR	20.015	3.992

Currency Währung	Reference date rate Stichtagskurse 31.12.2005
AUD	1,61
CAD	1,38
CHF	1,56
CNY	9,55
CZK	28,99
DKK	7,46
GBP	0,69
ILS	5,45

Currency Währung	Reference date rate Stichtagskurse 31.12.2005
JPY	139,59
KRW	1.191,00
MYR	4,48
PLN	3,87
RUB	33,97
TWD	38,95
USD	1,18

37. Key events following the end of financial year

No key events have taken place following the balance sheet cut-off date (reporting date).

38. Statement on the German Corporate Governance Code

The Board of Directors and Supervisory Board of Kontron AG issued their Declaration of Compliance with the German Corporate Governance Code in accordance with § 161 of the German Stock Corporation Act (AktG) and made it permanently available to shareholders on the company's Internet homepage.
The Declaration was updated in accordance with the new recommendations of the German Corporate Governance Code as of June 2, 2005 and placed on the company's web site on December 30, 2005.

37. Wesentliche Ereignisse nach Ende des Geschäftsjahres

Es liegen keine wesentlichen Ereignisse nach dem Bilanzstichtag vor.

38. Erklärung zum Deutschen Corporate Governance Kodex

Die Entsprechenserklärung zum Deutschen Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG abgegeben und durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.
Die Entsprechenserklärung wurde gemäß den neuen Empfehlungen des Deutschen Corporate Governance Kodex in der Fassung vom 2. Juni 2005 aktualisiert und am 30. Dezember 2005 auf der Homepage eingestellt.

Eching, March 27, 2006/Eching, 27. März 2006
Kontron AG
Board of Directors/Die Vorstände

Hannes Niederhauser

Ulrich Gehrmann

Thomas Sparrvik

➤ IV. Report of the Supervisory Board

➤ IV. Bericht des Aufsichtsrates

Dear Shareholders,

During financial year 2005, the Supervisory Board and the Executive Board attended four joint meetings, including one in Montreal, the headquarter of the Canadian subsidiary, at which they focused on the company situation, integration and strategic development of the business divisions, the business plan for the coming year and various special topics.

The Executive Board reported regularly, promptly and extensively to the Supervisory Board. The business development and financial situation of the company and the individual divisions were explained in detail at each meeting by means of comprehensive status reports and in the context of the monthly reports. Special processes that could not be discussed at meetings owing to time constraints, were reported or discussed in writing or by teleconferences.

The Supervisory Board also closely examined the company plan, in particular with regard to the mergers and acquisitions on the agenda in the year under review, and discussed the ensuing measures with the Executive Board. Where these required the approval of the Supervisory Board, the Supervisory Board granted such approval following detailed consideration.

The annual financial statements prepared in accordance with the principles of the German Commercial Code were audited by Deloitte & Touche GmbH, Munich, along with the accounts and the annual report. The same applies to the consolidated financial statement and the Group management report prepared in accordance with IFRS accounting principles. Deloitte & Touche GmbH granted both the annual financial statements and the consolidated financial statement an unqualified auditor's certificate.

These documents and the auditor's audit report were submitted to the Supervisory Board and discussed at the joint meeting of the Supervisory Board and the Executive Board in the presence of the auditor.

Based on its own audit, the Supervisory Board found no reason to raise any objections and concurred in the results of the audit by the auditor. It approved the financial statements prepared by the Executive Board, which are thereby certified.

The Supervisory Board thanks the Executive Boards and all the employees of the Kontron Group for their commitment in the financial year elapsed, and wishes them every success in implementing their ambitious plans for the future.

Sehr geehrte Aktionäre,

im Geschäftsjahr 2005 haben sich Aufsichtsrat und Vorstand intensiv in vier gemeinsamen Sitzungen, davon eine in Montreal, dem Sitz der kanadischen Tochterfirma, mit der Lage des Unternehmens, der Integration und strategischen Entwicklung der Geschäftsbereiche, der Geschäftsplanung für das Folgejahr sowie mit verschiedenen Sonderthemen befasst.

Der Vorstand hat den Aufsichtsrat regelmäßig, zeitnah und umfassend unterrichtet. Die Geschäftsentwicklung und wirtschaftliche Situation des Unternehmens und der einzelnen Unternehmensbereiche wurde in den jeweiligen Sitzungen durch ausführliche Lageberichte sowie im Rahmen der monatlichen Berichterstattung detailliert erläutert. Über besondere Vorgänge, die aus terminlichen Gründen nicht im Rahmen einer Sitzung behandelt werden konnten, wurde schriftlich oder in Telefonkonferenzen berichtet oder abgestimmt.

Der Aufsichtsrat hat sich zudem mit der Unternehmensplanung, insbesondere im Hinblick auf die im Berichtsjahr anstehenden Verschmelzungen und Akquisitionen, beschäftigt und die sich daraus ergebenden Maßnahmen mit dem Vorstand erörtert. Soweit diese an die Zustimmung des Aufsichtsrates gebunden waren, hat der Aufsichtsrat die Zustimmung nach eingehender Prüfung erteilt.

Der nach HGB-Grundsätzen erstellte Jahresabschluss der Kontron AG zum 31. Dezember 2005 ist unter Einbeziehung der Buchführung und des Lageberichts von der Deloitte & Touche GmbH, München, geprüft worden. Dies gilt auch für den nach den Rechnungslegungsgrundsätzen von IFRS aufgestellten Konzernabschluss und den Konzernlagebericht. Die Prüfung der Wirtschaftsprüfer hat zu keinen Einwendungen geführt. Die Deloitte & Touche GmbH hat dem Jahresabschluss und dem Konzernabschluss jeweils einen uneingeschränkten Bestätigungsvermerk erteilt.

Diese Unterlagen sowie die Prüfberichte des Abschlussprüfers haben dem Aufsichtsrat vorgelegen. Sie wurden in der gemeinsamen Sitzung von Aufsichtsrat und Vorstand im Beisein des Prüfers erörtert.

Der Aufsichtsrat hat als Ergebnis seiner eigenen Prüfung festgestellt, dass Einwendungen nicht zu erheben sind und sich dem Ergebnis der Prüfung durch den Abschlussprüfer angeschlossen. Er hat die vom Vorstand aufgestellten Abschlüsse gebilligt; sie sind damit festgestellt.

Den Vorständen und allen Mitarbeiterinnen und Mitarbeitern der Kontron-Gruppe dankt der Aufsichtsrat für ihr hohes Engagement im abgelaufenen Geschäftsjahr und wünscht ihnen viel Erfolg bei der Umsetzung der ehrgeizigen Pläne für die Zukunft.

Eching, April 2006/Eching, im April 2006
The Supervisory Board/Der Aufsichtsrat

Dipl.-Ing. Helmut Krings
Chairman/Vorsitzender

➤ V. Declaration of compliance by Kontron AG

with the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Law [AktG]

➤ V. Entsprechenserklärung der Kontron AG

zum Deutschen Corporate Governance Kodex gemäß § 161 AktG

The Management Board and Supervisory Board of Kontron AG hereby declare pursuant to § 161 of the German Stock Corporation Law [AktG]

- *that the recommendations of the Government Commission on the German Code of Corporate Governance as amended on June 2, 2005 as amended on June 2, 2005 – published in the electronic version of the Federal Official Gazette [Bundesanzeiger] on July 20, 2005 and corrected on July 21, 2005 – are in principle complied with. The following recommendations have not been applied:*

1. ***With regard to D&O insurance, the Company has currently agreed no self-insured deductible for members of the Supervisory Board.*** *(Code Section 3.8, Sentence 3)*

   Whereas the Company has agreed appropriate self-insured deductibles through the medium of individual contracts with members of the Management Board, no such agreement has currently been entered into with members of the Supervisory Board.
   The Management Board and Supervisory Board of Kontron AG are of the opinion that given the low level of the remuneration scheme at Kontron AG, agreement on a self-insured deductible for the Supervisory Board is not currently meaningful.

2. ***The remuneration paid to members of the Management Board does indeed include both fixed and short-term variable components, but does not include variable components with a long-term incentive effect.*** *(Code Section 4.2.3, Paragraph 1, Sentence 2).*

   The Management Board and Supervisory Board are of the opinion that the members of the Management Board of Kontron AG do not require remuneration components with a long-term incentive effect, as they already have a substantial stake in Kontron AG through their holdings of shares or options. This guarantees that the Board members are oriented toward the long-term success of Kontron AG. Moreover, the incentive effect is tied to the overall success of the Kontron Group rather than simply being linked to individual remuneration-related performance parameters. The fact that the Board members are themselves shareholders safeguards the synchronization of interests between the management and the remaining stockholders which remuneration components with a long-term incentive effect would otherwise be intended to achieve. There is no further need for any additional incentive effect.

Vorstand und Aufsichtsrat der Kontron AG erklären hiermit gemäß § 161 AktG,

- *dass den Empfehlungen der Regierungskommission „Deutscher Corporate Governance Kodex" in der Fassung vom 2. Juni 2005 - bekannt gemacht im elektronischen Bundesanzeiger am 20. Juli 2005 mit Berichtigung vom 21. Juli 2005 - grundsätzlich entsprochen wird. Nicht angewandt werden die folgenden Empfehlungen:*

1. ***Die Gesellschaft hat derzeit für die Mitglieder des Aufsichtsrats keinen Selbstbehalt bezüglich der D&O-Versicherung vereinbart.*** *(Kodex Ziffer 3.8 Satz 3)*

   Während die Gesellschaft mit den Mitgliedern des Vorstands auf individualvertraglicher Grundlage einen angemessenen Selbstbehalt vereinbart hat, wird eine entsprechende Vereinbarung mit den Mitgliedern des Aufsichtsrats derzeit nicht getroffen.
   Vorstand und Aufsichtsrat der Kontron AG sind der Auffassung, dass die Vereinbarung eines Selbstbehalts für den Aufsichtsrat auf Basis des niedrigen Vergütungsschemas bei der Kontron AG zur Zeit nicht sinnvoll ist.

2. ***Die Vergütung der Vorstandsmitglieder umfasst bei den Mitgliedern des Vorstands zwar fixe und kurzfristige variable Bestandteile, nicht aber variable Bestandteile mit langfristiger Anreizwirkung.*** *(Kodex Ziffer. 4.2.3, Absatz 1, Satz 2).*

   Vorstand und Aufsichtsrat sind der Auffassung, dass die Mitglieder des Vorstands der Kontron AG keine variablen Vergütungskomponenten mit langfristiger Anreizwirkung benötigen, da sie bereits in beachtlicher Höhe an der Kontron AG als Aktionäre oder Optionsinhaber beteiligt sind. Auf diese Weise ist eine Orientierung am langfristigen Erfolg der Kontron AG gewährleistet. Die Anreizwirkung ist zudem an den Gesamterfolg der Kontron-Gruppe und nicht lediglich an einzelne vergütungsrelevante Erfolgsparameter gebunden. Als Mitaktionäre ist der Interessengleichlauf zwischen der Geschäftsführung und den übrigen Anteilseignern, den Vergütungsbestandteile mit langfristiger Anreizwirkung bewirken sollen, bereits gewährleistet. Einer zusätzlichen Anreizwirkung bedarf es nicht mehr.

3. The fundamentals of the Management Board remuneration system include no statement of the value of share options.
(Code Section 4.2.3, Para. 3, Sentence 2)

The Management Board and Supervisory Board are of the opinion that a statement of the unit numbers granted is adequate. A statement of the value of options is considered by the Management Board and Supervisory Board to be dispensable.

4. Significant and not merely temporary conflicts of interest in the person of a Supervisory Board member do not cause that member's mandate to be terminated provided that the Supervisory Board votes unanimously for a continuation of the said mandate. *(Code Section 5.5.3, Sentence 2)*

In the view of the Management Board and Supervisory Board of Kontron AG, the Company and its shareholders are adequately protected even in the event of enduring and significant conflicts of interest in the person of individual Supervisory Board members provided that the Supervisory Board has knowledge of the situation, the shareholders are made aware of the relevant conflicts of interest at the General Meeting and the continuation of the said mandate is not in the hands of the Supervisory Board member concerned. In contrast to the compulsory termination of the member's mandate proposed by the Code, the decision-making and preventive powers afforded to the Supervisory Board as a whole by the rules of procedure for the Kontron AG Supervisory Board permit a flexible balance to be drawn between the conflicting interests which takes adequate account of the consequences of a resignation.

5. Information regarding the remuneration paid to Supervisory Board members is not presented on an individualized basis.
(Code Section 5.4.7, Para. 3)

The Management Board and Supervisory Board are of the opinion that an individual statement of the emoluments received by individual members of the Supervisory Board offers no discernible advantage. However, consideration is being given to an individualized presentation in the event that the emoluments received by the Supervisory Board as a whole should exceed an overall limit of EUR 150,000 in one financial year.

3. Bei den Grundzügen des Vergütungssystems für den Vorstand werden keine Angaben zum Wert von Aktienoptionen gemacht.
(Kodex Ziffer 4.2.3, Absatz 3, Satz 2)

Vorstand und Aufsichtsrat sind der Ansicht, dass die Angabe der begebenen Stückzahl ausreichend ist. Die Angabe des Wertes der Optionen halten Vorstand und Aufsichtsrat für entbehrlich.

4. Wesentliche und nicht nur vorübergehende Interessenkonflikte in der Person eines Aufsichtsratsmitglieds führen dann nicht zur Beendigung des Mandats, wenn der Aufsichtsrat einstimmig für die Fortsetzung des Mandats gestimmt hat.
(Kodex Ziffer 5.5.3, Satz 2)

Aus Sicht von Vorstand und Aufsichtsrat der Kontron AG besteht ein hinreichender Schutz der Gesellschaft und der Anteilseigner selbst bei dauerhaften und wesentlichen Interessenkonflikten einzelner Aufsichtsratsmitglieder bereits dann, wenn der Aufsichtsrat hiervon Kenntnis hat, die Aktionäre über entsprechende Interessenkonflikte in der Hauptversammlung aufgeklärt werden und die Fortführung des Mandatsverhältnisses nicht in der Hand des betreffenden Aufsichtsratsmitglieds liegt. Im Gegensatz zu der vom Kodex vorgeschlagenen zwingenden Beendigung des Mandatsverhältnisses gestattet die in der Geschäftsordnung des Aufsichtsrats der Kontron AG vorgesehene Entscheidungs- und Abwendungskompetenz des Gesamtaufsichtsrats eine flexible, die Folgen eines Rücktritts angemessen berücksichtigende Abwägung der widerstreitenden Interessen.

5. Die Angaben der Vergütung der Mitglieder des Aufsichtsrats erfolgt nicht individualisiert. *(Kodex Ziffer 5.4.7, Absatz 3)*

Vorstand und Aufsichtsrat sind der Ansicht, dass die individuelle Angabe der Bezüge der einzelnen Mitglieder des Aufsichtsrats keinen erkennbaren Vorteil verspricht. Es ist jedoch angedacht, eine Individualisierung dann vorzunehmen, wenn die Summe der Bezüge des Gesamtaufsichtsrats die Grenze von insgesamt EUR 150.000 in einem Geschäftsjahr überschreiten sollte.

6. The consolidated financial statements are not publicly available within 90 days of the end of the financial year.

According to the recommendations contained in the German Corporate Governance Code, the consolidated financial statements should be publicly available within 90 days of the end of the financial year; interim reports should be available within 45 days of the end of the respective reporting period (Section 7.1.2). The Frankfurt Stock Exchange rules in the Prime Standard foresee a period of four months for the publication of consolidated financial statements, and a period of two months in each case for the publication of interim reports. The Company intends to avail itself of these periods and in thus far deviates from the time limits contained in Section 7.1.2..

- ***that the recommendations of the Government Commission on the German Code of Corporate Governance as amended on May 21, 2003 – published in the electronic version of the Federal Official Gazette [Bundesanzeiger] on July 04, 2003 – have in principle been complied with since the last declaration made in December 2004. The recommendations contained in Sections 3.8, Sentence 3, 4.2.3 Para.1, Sentence 2, 4.2.3 Para. 3, Sentence 2, 5.5.3 Sentence 2 and 5.4.5 Para. 3 were not applied.***

Eching, March 2006
The Management Board and Supervisory Board of Kontron AG

6. Der Konzernabschluss wird nicht binnen 90 Tagen nach Geschäftsjahresende öffentlich zugänglich sein.

Nach den Empfehlungen des Deutschen Corporate Governance Kodex soll der Konzernabschluss der Gesellschaft binnen 90 Tagen nach Geschäftsjahresende und Zwischenberichte binnen 45 Tagen nach Ende des jeweiligen Berichtszeitraums öffentlich zugänglich sein (Ziffer 7.1.2). Die Börsenordnung der Frankfurter Wertpapierbörse sieht innerhalb des „Prime Standard" für die Veröffentlichung des Konzernabschlusses eine Frist von vier Monaten und für die Veröffentlichung der Zwischenberichte eine Frist von jeweils zwei Monaten vor. Die Gesellschaft beabsichtigt, diese Fristen in Anspruch zu nehmen und weicht insofern von den Fristen der Ziffer 7.1.2. ab.

- ***dass den Empfehlungen der Regierungskommission „Deutscher Corporate Governance Kodex" in der Fassung vom 21. Mai 2003 - bekannt gemacht im elektronischen Bundesanzeiger am 04. Juli 2003 - seit der letzten Entsprechenserklärung vom Dezember 2004 grundsätzlich entsprochen wurde. Nicht angewandt wurden die Empfehlungen aus den Ziffern 3.8 Satz 3, 4.2.3 Absatz 1 Satz 2, 4.2.3 Absatz 3 Satz 2, 5.5.3 Satz 2 und 5.4.5 Absatz 3.***

Eching, im März 2006
Vorstand und Aufsichtsrat der Kontron AG

➤ VI. Independent Auditors' Report

➤ VI. Bestätigungsvermerk des Abschlussprüfers

We have audited the consolidated financial statements prepared by the Kontron AG, Eching, comprising the income statement, the balance sheet, cash flow statement, statement of changes in equity and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a paragraph 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany]. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a paragraph 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Wir haben den von der Kontron AG, Eching, aufgestellten Konzernabschluss – bestehend aus Gewinn- und Verlustrechnung, Bilanz, Kapitalflussrechnung, Eigenkapitalveränderungsrechnung und Anhang – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2005 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den International Financial Reporting Standards (IFRS), wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften liegt in der Verantwortung des Vorstandes der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und über den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung gemäß § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss der Kontron AG, Eching, den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

Munich, March 31, 2006/München, 31. März 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Steppan)
Auditor/Wirtschaftsprüfer

(Götz)
Auditor/Wirtschaftsprüfer



➤ VII. Attachment: Quotes

➤ VII. Anhang: Zitatübersicht Imageteil

15	**Highlights**	Die schönste Bestätigung ist der Erfolg unserer Kunden.	The best endorsement is our customer's success
25	**Fourth quarter 2005**	Unser Stolz: Das Engagement, die Qualifikation und die Begeisterung unserer Mitarbeiter.	Our most valuable assets: The commitment, expertise and enthusiasm of our people
31	**Business year 2005**	Mit Fleiß kann man viel bewegen. Mit Wissen und Leidenschaft alles.	A great deal can be achieved with hard work. With knowledge and passion - everything.
37	**Outlook**	Die Zukunft kann man am besten voraussagen, wenn man sie selbst gestaltet. (Alan Kay)	The best way to predict the future is to invent it. (Alan Kay)
45	**New dimensions**	Erfolg besteht darin, dass man genau die Fähigkeiten hat, die im Moment gefragt sind. (Henry Fonda)	Success means having precisely those abilities that are needed at the moment when they are needed. (Henry Fonda)
49	**Applications**	Es ist sinnlos zu sagen: Wir tun unser Bestes. Es muss Dir gelingen, was erforderlich ist. (Winston Churchill)	It's no use saying, "We are doing our best". You have got to succeed in doing what is necessary. (Winston Churchill)
55	**Kontron's shares**	Wahre Größe ist, wenn das Große auch im Kleinen funktioniert.	True greatness is when big things also work in small ways.

➤ VIII. Glossary

➤ VIII. Glossar

ACPP	Applied Computer Provider Program	Intel® embedded computing partner program
Application	Software solutions/application programs to fulfil certain functionalities	Softwarelösungen bzw. Anwendungsprogramme für bestimmte Funktionen
ATCA	Advanced telecom computing architecture, standard defined by PICMG with the collaboration of Kontron that defines boards/systems especially suited for telecommunication applications	Advanced Telecom Computing Architecture, von der PICMG unter Mitwirkung von Kontron definierter Board/System Standard, der besonders für Telekommunikationsanwendungen geeignet ist
AMC	Standard for CPU modules, defined with ATCA	Standard für CPU Module, definiert innerhalb des ATCA Standards
Backbone	Center in telecommunication networks controlling and steering data transfer	Zentrale in Telekommunikationsnetzen zur Steuerung des Datentransfers
Blade	Cascadable computing unit in telecommunication systems	Kaskadierbare Recheneinheit in Telekommunikationssystemen
Bussystem	System for data transfer (e.g. ISA; PCI; PISA®)	System zum Datenaustausch (z.B. ISA; PCI; PISA®)
Computer-on-Modules	Generic term for several CPU module standards	Oberbegriff für mehrere CPU Modulstandards
CPU	Central Processing Unit; Core element of a computer	Central Processing Unit, zentraler Baustein eines Computers
CPCI (CompactPCI)	Defined standard board format; defined by PICMG in collaboration with Kontron that uses DIN board format in collaboration with PCI bus	Von der PICMG unter Mitwirkung von Kontron definierter Boardstandard im Europakartenformat mit PCI-Bus
ECT	Embedded computer technology	Embedded Computer Technologie
Embedded Linux	Open UNIX operating system, especially suitable for embedded applications	Offenes UNIX Betriebssystem, besonders geeignet für Embedded Applikationen
ETX	Standard for CPU modules, as defined by Kontron	Von Kontron definierter führender Standard für CPU Module
HMI	Operating interface for controlling processes and machines	Bedienschnittstelle zur Steuerung von Prozessen und Maschinen
IPMI	Intelligent Platform Management Interface	Standard für Systemplatform-Management
Microclient	Local user computing unit accessing a central data pool	Lokale Anwenderrecheneinheit, die auf einen zentralen Datenpool zugreift
PICMG	Association of appr. 250 well-known manufacturers and users of embedded computer technology, co-founded by Teknor, members are e.g Compac, IBM, Intel®, HP	PCI Industrial Computers Manufacturers Group Assoziation von ca. 250 namhaften ECT Anwendern und Herstellern, von Teknor mitgegründet, Mitglieder sind z.B. Compac, IBM, Intel®, HP etc.
PCIexpress	New serial interconnect standard, defined by Intel® and function compatible with PCI	Neuer serieller Verbindungsstandard, von Intel® definiert und kompatibel zu PCI
VME (Versa Module Eurocard)	Eurocard format (DIN) with VME backplane bus definition	Computerkartenformat nach DIN-Standard mit einem speziellen Backplane BUS-Protokoll
WindowsXP Embedded	Embedded computer standard by Microsoft	Embedded Computerstandard von Microsoft

Addresses

Adressen

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching/Munich
Tel.: +49 (0) 8165 77 0
Fax: +49 (0) 8165 77 222
investor@kontron.com

Kontron Embedded Computers GmbH
Oskar-von-Miller-Strasse 1
D-85386 Eching/Munich
Tel.: +49 (0) 8165 77 0
Fax: +49 (0) 8165 77 219
sales@kontron.com

Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
D-94469 Deggendorf
Tel.: +49 (0) 991 370 24 0
Fax: +49 (0) 991 370 24 777
sales-kem@kontron.com

Kontron Modular Computers GmbH
Sudetenstr. 7
D-87600 Kaufbeuren
Tel.: +49 (0) 8341 803 0
Fax: +49 (0) 8341 803 339
sales@kontron.com

Kontron Canada Inc.
616, Curé-Boivin, Boisbriand, Quebec,
Canada, J7G 2A7
Tel.: +1 450 437 5682
Fax: +1 450 437 8053
sales@ca.kontron.com

Kontron Mobile & Computing Division
3178 Laurelview Court
US-CA 94538 Fremont
Tel.: 001 510 661 2220
Fax: 001 510 490 2360
sales@kontronmobile.com

Kontron America Inc.
14118 Stowe Drive
US-CA 92064 Poway
Tel.: +1 858 677 0877
Fax: +1 858 677 0947
sales@us.kontron.com

Kontron Asia Inc.
5F., No 415, Ti-Ding Blvd. Sec.2,
NeiHu District Taipei, Taiwan
Tel.: +886 2 2799 2789
Fax: +886 2 2799 7399

Kontron Manufacturing Services
Plot 574, Lorong Perusahaan 4,
Prai Free Trade Zone,
MAL-Penang 13600, Prai
Tel.: 006 04 397 8988
Fax: 006 04 386 4709

Kontron (Beijing) Technology Co., Ltd.
5F, No. 5, Haiying Rd., Fengtai Science Park
Beijing, 100070 P. R. China
Tel: +86 10 63751188
Fax: +86 10 83682438

Kontron Russia
Nikitinskaya str. 3
RUS-105037 Moscow
Tel: +7 (495) 742 68 28
Fax: +7 (495) 742 68 29

Kontron Technology A/S
Dr. Neergaards Vej 5D
DK-2970 Hørsholm
Tel.: +45 4576 1016
Fax: +45 4576 1017

Kontron Czech s.r.o.
U Sirotčince 353/7
460 01 Liberec
Tel.: +42 (0) 485 100 272
Fax: +42 (0) 485 100 273

Kontron Japan
4F, 6, Kojimachi 1-chome, Chiyoda-ku,
Tokyo 102-8730 Japan
Tel.: 81-3-3264-0228
Fax: 81-3-5210-7677

Kontron Korea
RM606 Chonggu Bluevill,
11-1 Sune-dong, Bundang-ku Sungnam
KO-463-020 Kyungki-do
Tel.: 82-31-607-6551
Fax: 82-31-607-6552

Kontron Australia
Unit 16, No. 12 Yatala Road, Mt Kuring-Ga
AUS-Sydney, NSW 2080
Tel.: +612 9457 0047
Fax: +612 9457 0069

Kontron France
Tour de l'Horloge
4 Place Louis Armand
F-75603 PARIS Cedex 12
Tel.: +33 1 30 17 89 51
Fax: +33 1 30 32 87 29

Kontron UK Ltd.
Ben Turner Industrial Estate,
Oving Road
GB-Chichester, West Sussex PO19 7ET
Tel.: +44 1243 523 500
Fax: +44 1243 532 949

Kontron Spain
C/ Gobelas, 21
E-28023 Madrid
Tel.: +34 (0) 917 10 20 20
Fax: +34 (0) 917 10 21 52

Kontron Belgium
Koning Albert 1 - Laan 46
B-1780 Wemmel
Tel.: +32 (0) 2456 0640
Fax: +32 (0) 2461 0031

Kontron East Europe
Poland 04-041 Warszawa
Ul. Ostrobramska 103
Tel.: +48 22 389 84 50
Fax: +48 22 389 84 55

Kontron Italia
Via Kennedy, 34
I-21040 Venegono Inferiore (VA)
Tel.: +39 0331 827895
Fax: +39 0331 865726

Kontron Israel
P.O. Box 58110
Tel-Aviv 61580, Israel
Tel.: +972 3 644 77 75
Fax: +972 3 644 55 75

➢ Impressum

Published 2006 by: Kontron AG, Eching

Text: Engel & Zimmermann AG, München

Concept: Werbung & Media Huber, Malching

Engel & Zimmermann AG, München
Marketing Communications, Kontron

Art Direction: Werbung & Media Huber, Malching
www.bluemeetsyou.com

Photography: Quirin Leppert, München
Title: Emely/zefa/Corbis

Translation: Baker & Harrison, München




no limits
grenzenlos

kontron

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 81 65 77 0
Fax +49 (0) 81 65 77 385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com

Quarterly Report III/2005
Quartalsbericht III/2005

➢ To the point

Gaining from quarter to quarter

I shall put on sackcloth and ashes: Following on a very good business year 2004, our forecasts of high growth at the beginning of the year were a bit too optimistic. The constantly rising level of orders on hand and the increasing number of design wins as indicators of future growth had justifiably sparked a great deal of optimism. Naturally, our organization must also be able to perform according to this very high pace. Especially in the first quarter, this was not given to the required extent, however. In the meantime, we have better attuned our capabilities to the continuous strong rise in incoming orders and in the near future, we will be expanding of manufacturing capacities in order to process the high volume of orders at hand in a better and faster manner than to date. If we succeed in achieving this, our growth rates will increase even further still. The emphasis here is on even further, as Kontron is growing in terms of results as well as revenue – and this growth has been constant from quarter to quarter. Posting sales of EUR 73.5 million, we once again exceeded the record figure set in the second quarter and achieved a 14 percent gain over the same period last year. With these developments, the positive upward trend, following a somewhat subdued start of the year, has continued in a consistent and sustained manner. Never before in the history of our company have we looked at such full order books. With a volume of EUR 140.2 million of orders at hand in the third quarter, we have bested significantly the record figures recorded in the second quarter. By comparison with the same period last year this represents a gain by EUR 38 million. On the earnings side, we are also charting a stable growth course: following EBIT of EUR 3.6 million in the first quarter and EUR 5.0 million in the second quarter, operating earnings moved up to EUR 5.8 million in the third quarter. With a look to the fourth quarter, we are also expecting to generate additional growth, and we are therefore confident that we will be attaining our forecasted figure of EUR 23 million.

Over the past months, the nearly 2,000 members of staff at Kontron, and especially our sales professionals, have further advanced Kontron AG along its profitable growth course in a highly motivated, committed and results oriented manner. This performance is worthy of our respect. Powered by this outstanding team and operating in a dynamic market, Kontron AG is looking towards promising perspectives.



➢ Auf ein Wort

Von Quartal zu Quartal besser

Asche auf mein Haupt: Nach einem sehr guten Geschäftsjahr 2004 waren wir zu Beginn dieses Jahres mit unserer hohen Wachstumsprognose zu optimistisch. Der stetig steigende Auftragsbestand und die sowohl in Anzahl wie auch Umfang zunehmenden Design Wins als Indikatoren für zukünftiges Wachstum haben uns berechtigterweise sehr zuversichtlich gestimmt. Freilich muss die Organisation aber auch dieses hohe Tempo mitgehen können. Dies war insbesondere im ersten Quartal nicht in dem erforderlichen Ausmaß der Fall. Mittlerweile haben wir uns auf die weiterhin stark steigenden Auftragseingänge besser eingestellt und in naher Zukunft werden wir unsere Produktionskapazitäten ausweiten, um den hohen Auftragsbestand noch besser und schneller abarbeiten zu können. Wenn uns dies gelingt, werden auch die Wachstumsraten noch steiler steigen. Die Betonung liegt auf: Noch steiler, denn Kontron wächst sowohl beim Ergebnis wie auch bei den Erlösen – und dies konstant von Quartal zu Quartal. Mit einem Umsatz von 73,5 Mio. Euro haben wir im dritten Quartal den Rekordwert des zweiten Quartals nochmals übertroffen und gegenüber dem Vorjahreszeitraum eine Steigerung von 14 Prozent erreicht. Damit hat sich der positive Aufwärtstrend nach dem eher verhaltenen Start zu Beginn des Jahres konsequent und nachhaltig fortgesetzt. Die Auftragsbücher sind so voll wie noch nie in der Geschichte unseres Unternehmens: Mit 140,2 Mio. Euro Auftragsbestand im dritten Quartal haben wir den Rekordwert des zweiten Quartals nochmals deutlich übertreffen können. Gegenüber dem Vorjahreszeitraum entspricht das einer Steigerung von 38 Mio. Euro. Auch auf der Ergebnisseite sind wir auf stabilem Wachstumskurs: Nach einem EBIT von 3,6 Mio. Euro im ersten Quartal und 5,0 Mio. Euro im zweiten Quartal stieg das operative Ergebnis im dritten Quartal auf 5,8 Mio. Euro. Auch im vierten Quartal gehen wir von weiterem Wachstum aus, so dass wir sicher sind, unsere Prognose von 23 Mio. Euro zu erreichen.

Die knapp 2.000 Mitarbeiterinnen und Mitarbeiter der Kontron-Gruppe, und insbesondere der Vertrieb, haben in den vergangenen Monaten hochmotiviert, engagiert und ergebnisorientiert die Kontron AG in ihrem profitablen Wachstumskurs weiter voran gebracht. Diese Leistung verdient Respekt. Mit dieser Mannschaft und einem dynamischen Markt hat die Kontron AG gute Perspektiven.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	1-9/2005 in Mio €	1-9/2004 in Mio €
Revenues Umsatzerlöse	207,0	195,2
Raw margin Rohertragsmarge	101,0	94,0
Operational & production cost Operative & Produktionskosten	87,8*	79,5
- as of engineering costs - davon Entwicklungskosten	28,5*	21,8
EBIT	14,3*	15,0
Net income Periodenüberschuss	10,6	9,6
Cash flow from operat. activities Operativer Cash Flow	3,0	- 11,0
Number of design wins Anzahl Design Wins	189	189
Design wins (in mio EUR) Design Wins (in Mio. EUR)	130,1	90,1

* incl. fictitious expenses out of stock option programs
inkl. fiktiver Aufwand für Aktienoptionsprogramme

	9/2005 in Mio €	12/2004 in Mio €
Cash & short term investments Kassenbestand & kurzfristige Wertp.	57,5	56,3
- as of bank loans - davon Bankverbindlichkeiten	44,0	42,6
Inventory and trade receivables Vorräte und Forderungen L.u.L.	117,9	82,0
Total assets Bilanzsumme	335,2	278,8
Equity Eigenkapital	227,8	192,5
Number of employees Mitarbeiter	1.895	1.832
- as of engineers in R & D - davon Ingenieure in F & E	756	694
Order backlog Auftragsbestand	140,2	100,2

➢ **Our growth (in mio EUR)**
➢ **Unser Wachstum (in Mio. EUR)**


300
200
100
0
126
189
215
229
262
almost 300
2000
2001
2002
2003
2004
2005e

kontron

➤ Kontron's position

Generating sales of EUR 73.5 million in the third quarter, Kontron AG has once again exceeded the record figure posted in the second quarter (EUR 71.2 million) and thereby achieved gains of 14 percent over the same period last year. In this first nine months total sales came in at EUR 207.0 over EUR 195.2 million in the prior year period. This equals an increase by 6 percent. In terms of incoming orders, the central indicator for the development over the next months, the third quarter once again set a new record level at EUR 140.2 million over the second quarter (EUR 128.1 million), and is thereby EUR 12.1 million over the previous quarter, and EUR 38.3 million ahead of the prior year figure. Given a concurrent and persistently high volume of development orders in excess of EUR 42 million, stable growth has continued from quarter to quarter. Growth impulses were generated primarily by Europe, but also by the emerging markets, especially Russia.

The operating result climbed in the third quarter to EUR 5.8 million over EUR 5.0 million in the second quarter and EUR 4.4 million in the same period last year. In the third quarter, the surplus for the period (acc. to IAS §1.81 f. before minority interest) moved ahead to EUR 4.2 million over EUR 3.6 million in the second quarter and EUR 2.9 million in the prior year period.

In the third quarter the **financial and assets situation** of Kontron AG also continued to show a solid and stable picture. Due to the stock repurchase the cash holding dropped slightly from EUR 61.3 million to EUR 57.6 million. At EUR 44.0 million, indebtedness to banks remained more or less unchanged. The equity increased from EUR 192.5 million (December 2004) to Euro 227.8 million.

The forward-looking, future technologies in the telecommunications industry are already the key sources of impulses for design wins at Kontron AG. Over the next years, all of the major telecommunication companies will be adapting their backbone systems developed in-house date to the new ATCA standard (Advanced Telecom Computing Architecture) as is being developed at Kontron. Thanks to its early commitment to this standard, Kontron, over the past months, has been able to present one of the most extensive ATCA product portfolios worldwide and has already booked a number of design wins. A significant aspect in this context is the fact that Kontron is the only European company out of four companies worldwide to be selected this September by Intel® for the highest "premier" partner status within the Intel Communications Alliance. This status translates as a considerably stronger position in winning orders, and additionally deepens the existing strategic partnership between Intel and Kontron.

In response to the strong growth in orders, Kontron is **expanding production capacities**, which will be coming on stream over the next months. At present, the existing manufacturing capacities at the various locations are running in three-shift mode and at full stretch, while the new logistics centers in Roding and near San Diego are also operating to full capacity. Kontron plans to considerably expand capacities in the emerging markets, especially in Asia, by forming local joint ventures, among other measures. System development and configuration will remain in Europe and the United States.

➤ Revenues and EBIT trend (in mio EUR)
➤ Umsatz und EBIT Trend (in Mio. EUR)


Revenues
62,3
71,2
73,5
Q1/05
Q2/05
Q3/05
EBIT
3,6
5,0
5,8
Q1/05
Q2/05
Q3/05

➤ Zur Lage

Mit einem Umsatz von 73,5 Mio. Euro im dritten Quartal hat die Kontron AG den Rekordwert des zweiten Quartals (71,2 Mio. Euro) erneut übertroffen und damit gegenüber dem Vorjahreszeitraum eine Steigerung von 14 Prozent erzielt. Der Gesamtumsatz lag in den ersten neun Monaten bei 207,0 Mio. Euro gegenüber 195,2 Mio. Euro im Vorjahreszeitraum. Das entspricht einem Plus von 6 Prozent. Beim Auftragsbestand, dem zentralen Indikator für die Entwicklung in den nächsten Monaten, konnte im dritten Quartal mit 140,2 Mio. Euro wiederum ein neues Rekordniveau gegenüber dem zweiten Quartal (128,1 Mio. Euro) erreicht werden und liegt damit 12,1 Mio. Euro über dem Vorquartal und 38,3 Mio. Euro über dem Vorjahreswert. Bei einem gleichzeitig anhaltend hohen Volumen der Entwicklungsaufträge von über 42 Mio. Euro hat sich damit das stabile Wachstum von Quartal zu Quartal fortgesetzt. Wachstumsimpulse gingen vor allem von Europa, aber auch von den Emerging Markets, insbesondere Russland, aus.

Das operative Ergebnis kletterte im dritten Quartal auf 5,8 Mio. Euro gegenüber 5,0 Mio. Euro im zweiten Quartal und 4,4 Mio. Euro im Vorjahreszeitraum. Der Periodenüberschuss (lt. IAS §1.81 f. vor Minderheitsanteilen) legte im dritten Quartal auf 4,2 Mio. Euro zu gegenüber 3,6 Mio. Euro im zweiten Quartal und 2,9 Mio. Euro im Vorjahreszeitraum.

Die Finanz- und Vermögenslage der Kontron AG ist auch im dritten Quartal anhaltend solide und stabil. Aufgrund der Aktienrückkäufe ging der Kassenbestand leicht von 61,3 Mio. Euro im zweiten Quartal auf 57,6 Mio. Euro zurück. Die Bankverbindlichkeiten blieben mit 44,0 Mio. Euro annähernd auf demselben Niveau. Das Eigenkapital stieg von 192,5 Mio Euro (Dezember 2004) auf 227,8 Mio Euro.

Die zukunftsweisenden Technologien in der Telekommunikations-Industrie sind bereits jetzt die wesentlichen Impulsgeber für die Design Wins der Kontron AG. Denn alle großen Telekommunikations - Unternehmen werden in den nächsten Jahren ihre bisher intern entwickelten Backbone-Systeme an den neuen ATCA (Advanced Telecom Computing Architecture) Standard, wie ihn Kontron entwickelt, anpassen. So konnte Kontron in den vergangenen Monaten eines der breitesten ATCA Produkt Portfolios weltweit vorstellen und bereits mehrere Design Wins verbuchen. Wesentlich in diesem Zusammenhang ist die Tatsache, dass Kontron als einziges europäisches Unternehmen von vier Firmen weltweit im September von Intel® den höchsten Partnerstatus „Premier" innerhalb der Intel Communications Alliance erhielt. Dieser Status bedeutet eine erheblich verbesserte Position bei der Auftragsgewinnung und vertieft darüber hinaus die bisherige strategische Partnerschaft zwischen Intel und Kontron.

Mit erweiterten Produktionskapazitäten, die in den nächsten Monaten bereit gestellt werden sollen, reagiert Kontron auf den stark wachsenden Auftragsbestand. Denn bereits jetzt sind die vorhandenen Produktionskapazitäten an den verschiedenen Standorten im Drei-Schicht-Betrieb voll ausgelastet, ebenso wie die neuen Logistikzentren in Roding und bei San Diego. Geplant ist, die Kapazitäten in den Emerging Markets, insbesondere Asien, z.B. mit der Gründung eines Joint-Ventures vor Ort, erheblich auszuweiten. Die Entwicklung und Konfiguration der Systeme erfolgt nach wie vor in Europa und Amerika.

➤ Consolidated statement of income

➤ Konzern Gewinn- und Verlustrechnung (IFRS)

	QIII 2005** TEUR	QIII 2004* TEUR	1-9/2005** TEUR	1-9/2004* TEUR
Revenues **Umsatzerlöse**	73.458	64.325	206.954	195.205
Material Materialkosten	-36.076	-33.056	-105.969	-101.182
Raw margin **Rohertrags-Marge**	37.382	31.269	100.985	94.023
Other production cost Sonstige Produktionskosten	-7.430	-6.363	-18.562	-17.972
Engineering cost Engineeringkosten	-4.187	-444	-6.862	-1.199
Subtotal production related cost **Zwischensumme produktionsbezogene Kosten**	-11.617	-6.807	-25.424	-19.171
Cost of goods sold **Herstellungskosten des Umsatzes**	-47.693	-39.863	-131.393	-120.353
Selling and Marketing cost Vertriebskosten	-8.388	-8.141	-24.853	-24.450
General and administrative cost Allgemeine Verwaltungskosten	-5.589	-4.939	-15.813	-15.334
Research and development cost Forschungs- und Entwicklungskosten	-6.078	-7.163	-21.679	-20.583
Subtotal operating costs **Zwischensumme operative Kosten**	-20.055	-20.243	-62.345	-60.367
Other operating income Sonstige betriebliche Erträge	850	-266	3.529	4.344
Other operating expenses Sonstige betriebliche Aufwendungen	-714	521	-2.263	-3.678
Amortisation and impairment of intangible assets, related to aquisitions Abschreibung von immateriellen Vermögenswerten aus Akquisitionen	-54	-35	-149	-148
Operating income/loss before financial income, income taxes and minority interests **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter**	5.792	4.439	14.333	15.003
Finance income Finanzerträge	305	273	759	630
Finance expenses Finanzaufwendungen	-536	-521	-1.584	-1.696
Income taxes Steuern vom Einkommen und Ertrag	-1.327	-1.272	-2.951	-4.319
Net income/loss before minority interest **Konzernjahresüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter**	4.234	2.919	10.557	9.618
Thereof account for minority shareholders Davon entfallen auf Minderheitsheitsgesellschafter	351	-194	629	-76
Thereof account for shareholders Davon entfallen auf Anteilseigner	3.883	3.113	9.928	9.694
Net Income/loss per share (basic) in € Ergebnis je Aktie (unverwässert) in €	0,08	0,07	0,21	0,21
Net Income/loss per share (diluted) in € Ergebnis je Aktie (verwässert) in €	0,08	0,07	0,20	0,21
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend	48.954	45.654	48.420	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend	49.112	45.681	48.606	45.681

***) The US-GAAP accounts of the comparison period have been converted to IFRS by adjustment of accounting standards.**
Der US-GAAP Abschluss des Vergleichszeitraumes wurde um rechnungslegungsrelevante Unterschiede (US-GAAP - IFRS) auf IFRS übergeleitet.

****)The personnel expenses resulting from the stock option program according to IFRS 2 are included for the first time in 2005.**
In 2005 ist erstmalig der Personalaufwand aufgrund des Aktienoptionsprogramms gemäß IFRS 2 enthalten.

➢ Consolidated Balance Sheet - Assets - Liabilities and Equity

➢ Konzern Bilanz (IFRS) - Aktiva - Passiva

ASSETS AKTIVA	30.09.2005 TEUR	31.12.2004 TEUR
Cash or equivalent Flüssige Mittel	57.550	56.303
Short term investments Wertpapiere des Umlaufvermögens	87	36
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	49.002	34.780
Inventories Vorräte	68.922	47.363
Advanced payments Geleistete Anzahlungen auf Vorräte	7.266	4.785
Other current receivables & assets Übrige Forderungen	10.208	7.848
Total current assets Summe kurzfristige Vermögenswerte	193.035	151.115
Investments Finanzanlagen	513	810
Property, plant and equipment, net Sachanlagevermögen	25.420	23.608
Intangible assets Immaterielle Vermögenswerte	5.519	2.771
Goodwill, net Firmen- oder Geschäftswert	90.024	80.743
Deferred income taxes Latente Steuern	20.679	19.709
Total non current assets Summe langfristige Vermögenswerte	142.155	127.641
Total assets/Aktiva	335.190	278.756

LIABILITIES AND EQUITY PASSIVA	30.09.2005 TEUR	31.12.2004 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	35.846	20.205
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	7.669	4.143
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	396	470
Accruals Rückstellungen	11.570	11.087
Deferred revenues Rechnungsabgrenzungsposten	1.938	966
Other current liabilities Übrige kurzfristige Verbindlichkeiten	7.836	5.655
Total current liabilities Summe kurzfristige Verbindlichkeiten	65.255	42.526
Long-term borrowings Langfristige Verbindlichkeiten	36.324	38.485
Pensions Pensionsrückstellungen	331	264
Deferred revenues Rechnungsabgrenzungsposten	42	32
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	728	775
Deferred income taxes Latente Steuern	4.699	4.144
Total non current liabilities Summe langfristige Verbindlichkeiten	42.124	43.700
Registered capital Gezeichnetes Kapital	48.954	45.654
Additional paid-in capital Kapitalrücklage	196.849	178.123
Retained earnings Bilanzgewinn/-verlust	-219	-10.147
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen	-18.041	-23.277
Treasury stock Eigene Anteile	-4.037	-28
Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital	223.506	190.325
Minority interest Anteile in Fremdbesitz	4.305	2.205
Equity total Summe Eigenkapital	227.811	192.530
Total liabilities and equity Passiva	335.190	278.756

➢ Konzern Cash-Flow (IFRS)

	QIII/2005 TEUR	QIII/2004* TEUR	01-09/2005 TEUR	01-09/2004* TEUR
Net income/loss Konzernjahresüberschuss/-fehlbetrag	3.883	3.113	9.928	9.694
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	351	-194	629	-76
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	1.564	1.428	3.751	4.199
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	427	58	919	920
Change in deferred income taxes Änderung der latenten Steuern	592	130	1.769	2.171
Other non-cash effective items Sonstige zahlungsunwirksame Gewinne und Verluste	415	-2	-247	-1.526
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:				
Accounts receivable Forderungen aus Lieferungen und Leistungen	-2.245	233	-7.114	-4.038
Inventories Vorräte	-5.495	347	-16.475	-6.013
Other assets Sonstige Forderungen	-792	414	-2.730	-1.542
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	890	-1.355	12.564	7.250
Net cash used in/provided by operating activities Cash Flow aus laufender Geschäftstätigkeit	-410	4.172	2.994	11.039
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-4.072	-1.640	-7.837	-5.768
Purchases of financial assets Erwerb von Finanzanlagen	231	-3.381	0	-3.479
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	1.181	-137	1.182	15
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	0	250	0	1
Acquisitions of entities Erwerb von Beteiligungen	0	-2.468	-13.314	-4.244
Acquisitions of additional equity in subsidiaries Erwerb von zusätzlichen Anteilen an Tochterunternehmen	0	-5	-874	-2.741
Net cash used in/provided by investing activities Mittelzufluss/-abfluss aus der Investitionstätigkeit	-2.660	-7.381	-20.843	-16.216
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	4.308	256	3.249	-1.263
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-2.563	-52	-2.973	1.159
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	0	23	0	23
Proceeds from issuance of common shares Kapitalerhöhung	0	-10	21.642	0
Purchase of treasury stock Kauf eigener Aktien	-2.629	-710	-4.009	-2.003
Sale of treasury stock Verkauf eigener Aktien	0	0	0	648
Net cash used in/provided by financing activities Cash Flow aus der Finanzierungstätigkeit	-884	-493	17.909	-1.436
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	199	-41	1.187	315
Net change in cash and equivalents Zahlungswirksame Veränderungen des Finanzmittelbestandes	-3.755	-3.743	1.247	-6.298
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	61.305	61.165	56.303	63.720
Cash and equivalents at end of period Finanzmittelbestand am Ende der Periode	57.550	57.422	57.550	57.422

*) The US-GAAP accounts of the comparison period have been converted to IFRS by adjustment of accounting standards.
Der US-GAAP Abschluss des Vergleichszeitraumes wurde um rechnungslegungsrelevante Unterschiede (US-GAAP - IFRS) auf IFRS übergeleitet.

➢ Notes

1. Accounting principles:

The accounts have been prepared in euro according to the regulations of the International Accounting Standard Board (IASB) and do not entail any changes over the rules of accounting and methods applied in preparing the consolidated accounts for the 2004 business year, with the exception of the first time adoption of IFRS 2. **As a result, the fictitious cost of the employee stock option program were not reported in 2004, but are contained in the figures of 2005.** All figures are given in thousands of euros (TEUR), unless explicitly stated otherwise. The comparative figures are based on the prior year US-GAAP accounts, which have been converted to IFRS by adjustment of accounting standards. Those issues have been considered which are not of subordinate importance for the assets-, finance- and earnings position of the Kontron Group.

➢ Erläuternde Angaben

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den Vorschriften des International Accounting Standard Board (IASB) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2004 aus, mit Ausnahme der erstmaligen Anwendung von IFRS 2. **Aufgrund dessen wurden die fiktiven Kosten des Mitarbeiteroptionsprogrammes in 2004 nicht zum Ansatz gebracht, sind jedoch in 2005 enthalten.** Alle Angaben erfolgen in Tausend Euro (TEUR) sofern nicht anders vermerkt. Die Vergleichszahlen basieren auf dem vorjährigen US-GAAP-Abschluss, der um rechnungslegungsrelevante Unterschiede auf IFRS übergeleitet wurde. Dabei wurden die Sachverhalte berücksichtigt, die für die Vermögens-, Finanz- und Ertragslage des Konzerns nicht von untergeordneter Bedeutung waren.

2. Shareholder's equity

2. Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/ -verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
December 31, 2003	**45.654**	**178.189**	**-23.695**	**-23.517**	**-1.326**	**175.305**	**5.459**	**180.764**
Net change in treasury stock Zugang/Abgang eigener Aktien					-1.354	-1.354		-1.354
Minority interest Anteile in Fremdbesitz						0	-2.756	-2.756
Foreign currency exchange differences Wechselkursveränderungen				716		716		716
Net income/loss Konzernjahresüberschuss-/fehlbetrag			9.694			9.694	76	9.770
September 30, 2004	**45.654**	**178.189**	**-14.001**	**-22.801**	**-2.680**	**184.361**	**2.779**	**187.140**
December 31, 2004	**45.654**	**178.123**	**-10.147**	**-23.277**	**-28**	**190.325**	**2.205**	**192.530**
Net change in treasury stock Zugang/Abgang eigener Aktien					-4.009	-4.009		-4.009
Minority interest Anteile in Fremdbesitz						0	2.729	2.729
Foreign currency exchange differences/Others Wechselkursveränderungen/Sonstiges		156		5.236		5.392		5.392
Capital increase of approved capital Kapitalerhöhung aus genehmigtem Kapital	3.300	18.570				21.870		21.870
Net income Konzernjahresüberschuss			9.928			9.928	-629	9.299
September 30, 2005	**48.954**	**196.849**	**-219**	**-18.041**	**-4.037**	**223.506**	**4.305**	**227.811**

3. Segment information

Deviating from the prior year, the segment information is subject to the guidelines and regulations according to IFRS. Regional segment reporting is now presented for the regions of Europe, North America and the Emerging Markets (previously only for Asia).

3. Segmentberichterstattung

In Abweichung zum Vorjahr unterliegt die Segmentinformation den Richtlinien nach IFRS. Die regionale Segmentberichterstattung wird nunmehr auf die Regionen Europa, Nordamerika und Emerging Markets (vormals nur Asien) dargestellt.

01-09/2005	Europe/Europa TEUR	America/Amerika TEUR	Emerging Markets TEUR	Consolidation* TEUR	Total/Summe TEUR
Sales Revenues Umsatzerlöse	133.838	85.279	29.546	-41.709	206.954
Third parties revenues Außenumsatz	107.310	72.456	27.183	-7	206.942
Intercompany revenues Innenumsatz	26.528	12.823	2.363	-41.702	12
EBIT Earnings before interest and taxes EBIT Ergebnis vor Zinsen und Steuern	9.450	3.677	2.172	-965	14.334
Investment/ Investitionen	2.850	2.755	1.512	720	7.837

* The figures of Kontron AG are contained in the „consolidation" column / In der Konsolidierunsspalte sind die Daten der Kontron AG enthalten

4. Structure

The structure of the consolidated statement of income has been improved in the third quarter. According to IAS § 1.81 f. the net income is shown before minority interest. Other operational income and expenses are shown individually as well as finance income and finance expense. By individual information on material cost, production cost and production related engineering cost (in Russia), all internal cost become now transparent.

5. Registered capital

The registered capital amounts without any changes to 48.954.112 shares at a nominal value of EUR 1.00.

6. Treasury shares

As of September 30, 2005, Kontron AG held 624.890 own shares.

7. Shareholders within Management

Supervisory Board Aufsichtsrat	Shares Aktien	Convertible bonds Wandelschuldverschreibungen
Helmut Krings	23.999	20.000
Pierre McMaster	0	20.000
Prof. Georg Färber	1.126	20.000
Hugh Nevin	2.800	20.000
David Malmberg	0	20.000

8. Consolidated entity and corporate acquisitions

By comparison with the 2004 annual report, the group of consolidated companies has changed as follows: As of March, Dolch Computer Systems Inc., Fremont was acquired at a total purchase price of EUR 12.8 million, and will be included in the consolidated results as of March. In May 2004, the company Memotec was sold. Memotec has been consolidated until May 2004, but not in the respective period 2005. In June 2005 Kontron has increased its share in RTSoft (Russia) by 4 percent to 57 percent for a purchase price of EUR 874.000. There have been no changes in the third quarter.

9. Significant events after the reporting period cutoff date

Effective October 11, 2005 the structure of the Management Board has changed: Mr. Ulrich Gehrmann has been promoted to Vice Chairman and CFO; Mr. Charles Newcomb left the Management Board.

4. Gliederung

Die Gliederung der Gewinn- und Verlustrechnung wurde im dritten Quartal verfeinert und verbessert. Lt. IAS § 1.81 f. wird das Nettoergebnis vor Anteilen von Minderheiten dargestellt. Sonstige betriebliche Erträge und Aufwendungen werden gesondert dargestellt; ebenso der Finanzertrag und der Finanzaufwand. Durch den individuellen Ausweis der Materialkosten, der Produktionskosten sowie der produktionsbezogenen Engineering Aufwände (in Russland) werden nunmehr alle internen Kosten transparent.

5. Gezeichnetes Kapital

Das gezeichnete Kapital beträgt im dritten Quartal unverändert 48.954.112 Aktien zum Nennwert von 1 Euro.

6. Eigene Aktien

Zum 30. September 2005 hält die Kontron AG 624.890 eigene Aktien.

7. Aktionäre im Management

Management Board Vorstand	Shares Aktien	Share options Aktienoptionen
Hannes Niederhauser	2.983.392	0
Ulrich Gehrmann	195.000	185.000
Thomas Sparrvik	30.000	175.000
Charles Newcomb	73.198	65.000

8. Konsolidierungskreis und Unternehmenskäufe

Der Konsolidierungskreis hat sich gegenüber dem Jahresabschluss 2004 wie folgt verändert: Ab März wurde die Dolch Computer Systems Inc., Fremont für einen Gesamtkaufpreis von 12,8 Mio. Euro übernommen und ist ab März in den Ergebnissen konsolidiert. Im Mai 2004 wurde die Memotec verkauft. Memotec wurde bis zum Mai 2004 konsolidiert, jedoch nicht im Vergleichszeitraum 2005. Im Juni 2005 hat Kontron seinen Anteil an RTSoft (Russland) um 4 Prozent auf 57 Prozent erhöht zum Kaufpreis von 874.000 Euro. Im dritten Quartal ergaben sich keine Änderungen.

9. Wesentliche Ereignisse nach Abschluss der Berichtsperiode.

Am 11. Oktober 2005 hat sich die Vorstandsstruktur verändert: Herr Ulrich Gehrmann wurde zum Vice Chairman und CFO ernannt; Herr Charles Newcomb hat den Vorstand verlassen.



Embedded Computer
applications & technologies

➢ Kontron – A profile of the Group

At its locations in Bavaria (Germany), Montreal and San Diego (North America), as well as Taipei (Asia) the Kontron Group produces embedded computer systems. Embedded computers (EC) are electronic brains, based on hardware and software that provide a wide range of different systems, facilities, equipment and devices with intelligence. With a look to the bigger picture, the embedded computer technology market is one of the most significant markets of the future, considering that more and more machines, facilities and systems are being equipped with these "electronic brains". Already established in 1962, Kontron now ranks as global technology leader and employs a workforce of more than 1,900 members of staff, of which more than one third is active in the areas of research, development and engineering. The Kontron Group is the only vendor capable of offering all ECT products such as components, and boards as well as systems and solutions, including standard and application software. As a global manufacturer, Kontron is present in the main markets of North America and Europe, and is also positioned in the emerging markets of China, Russia and East Europe. The company's own sales organizations located in more than 20 countries are supporting the marketing and sale of Kontron products worldwide.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Die Embedded Computer-Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Bereits 1962 gegründet, beschäftigt die Kontron AG heute als globaler Technologieführer über 1.900 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

➢ The share

In the third quarter, the Kontron share moved in a bandwidth between EUR 6 and 7. Subsequent to slightly reduced profit expectations expressed in the report on the second quarter, the share failed to recover and remained – in spite of the positive business developments – on an unsatisfactory level and trailed the developments on the TecDAX. Kontron AG responded to this situation by launching an intensified share buyback program, among other measures. Based on the resolution adopted at the general meeting of the shareholders on June 30, 2004, some 625,000 Kontron shares valued at around EUR 4 million were bought back in the first nine months of this year. In 2005, the total volume of stock repurchasing will be in the region of 1 million shares, or EUR 6.5 million. With regard to our shareholders, these measures spell a considerably reduced share dilution effect.

➢ Zur Aktie

Die Kontron-Aktie hat sich im dritten Quartal in einem Korridor zwischen 6 Euro und 7 Euro bewegt. Der Kurs konnte sich damit nach der im zweiten Quartalsbericht formulierten leicht reduzierten Gewinnerwartung nicht erholen und blieb – trotz positiver Geschäftsentwicklung – auf unbefriedigendem Niveau auch hinter der Entwicklung des TecDAX zurück. Die Kontron AG hat darauf unter anderem mit einem intensivierten Aktienrückkaufprogramm reagiert. Auf der Basis des Hauptversammlungsbeschlusses vom 30. Juni 2004 wurden in den ersten neun Monaten dieses Jahres bereits 625.000 Kontron-Aktien im Wert von ca. 4 Mio. Euro zurückgekauft. Das Gesamtvolumen der Aktienrückkäufe soll 2005 bei ca. 1 Mio. Aktien bzw. 6,5 Mio. Euro liegen. Für die Aktionäre bedeutet diese Maßnahme einen deutlich geringeren Verwässerungseffekt.

➢ The Share in numbers
Die Aktie in Zahlen

	QIII/2005
Earnings per share 2004 / Ergebnis je Aktie 2004	30 Cent
Equity per share per September 30 / Eigenkapital je Aktie per 30.09.	4,66 Euro
Number of shares per September 30 / Aktienzahl per 30.09.	48,9 Mio. Euro
Highest (lowest) price per share (in 2005) / Höchst (Tiefst)kurs (2005)	7,88 (5,85) Euro
Price per share end of quarter / Quartalsschlusskurs	6,60 Euro
Market capitalization per September 30 / Marktkapitalisierung per 30.09.	323 Mio. Euro


Kontron AG • TecDAX • 01.01.2005 bis 30.09.2005
Kontron
EUR
8.0
7.5
7.0
6.5
6.0
5.5
Kontron
TecDAX
01.01.2005
31.03.
30.06.
30.09.

➢ Outlook

Kontron AG is charting a sound course: posting another sales record of EUR 73.5 million in the third quarter, the positive trend has steadily continued, following a somewhat subdued start of the year 2005. At EUR 140.2 million, the volume of orders at hand is higher than ever before in the history of our company. Now it is crucial to leverage our expanded capacities and process these orders rapidly, so that this positive development will be matched by even stronger sales growth. A number of measures geared to these objectives are already in the concrete planning stage. The stable growth from quarter to quarter that we have achieved is also being reflected on the earnings side: operating earnings are showing constant and sustained growth. With a look to the fourth quarter we are anticipating an additional leap forward and firmly expect – as previously announced – that the overall year will return operating results (EBIT) of around EUR 23 million.

➢ Ausblick

Die Kontron AG ist auf einem guten Weg: Mit einem erneuten Umsatzrekord von 73,5 Mio. Euro im dritten Quartal konnte der positive Aufwärtstrend nach einem verhaltenen Start ins Jahr 2005 konsequent fortgesetzt werden. Mit 140,2 Mio. Euro ist auch der Auftragsbestand so hoch wie noch nie in der Geschichte unseres Unternehmens. Es wird jetzt darauf ankommen, mit erweiterten Kapazitäten diese Aufträge auch schnell abzuarbeiten, damit sich diese positive Entwicklung signifikant in einem noch stärkeren Umsatzwachstum auswirkt. Entsprechende Maßnahmen sind bereits in konkreter Planung. Das von Quartal zu Quartal erreichte stabile Wachstum findet auch auf der Ertragsseite seine Entsprechung: Das operative Ergebnis wächst konstant und nachhaltig. Für das vierte Quartal gehen wir von einem nochmaligen Schub aus und rechnen damit für das Gesamtjahr – wie angekündigt – fest mit einem operativen Ergebnis (EBIT) von ca. 23 Mio. Euro.


Number of design wins
Anzahl Design Wins
68
53
74
67
60
62
Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05


Potential annual revenues of design wins* (in mio EUR)
Geplante jährliche Umsätze der Design Wins* (in Mio. EUR)
29,0
30,6
30,4
42,9
44,5
42,7
Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.


Order backlog / Auftragsbestand
107,5
101,6
100,2
107,4
128,1
140,2
6/2004
9/2004
12/2004
3/2005
6/2005
9/2005

kontron

Kontron AG
Oskar-von-Miller-Strasse 1 • D-85386 Eching
Tel. +49 (0) 81 65-77 0 • Fax +49 (0) 81 65-77 385
Investor Relations: Gaby Moldan
www.kontron.com • investor@kontron.com

➤ In a nutshell

Right on course for growth

Fiscal year 2004 started promisingly for Kontron AG. The first quarter saw strong growth rates in both sales and earnings, confirming the good figures recorded for the fourth quarter of 2003 as the beginning of a new upturn. According to our optimistic plan we are in line to increase our EBIT in 2004 by 70 per cent:

- ➤ Standing at EUR 63.1 million, Kontron AG's sales were more than 20 per cent up on the first quarter of 2003 (EUR 55.2 million) following currency adjustment;
- ➤ With an EBIT of EUR 4.4 million, the operating result increased for the sixth quarter in succession, more than tripling compared to the first quarter of 2003 (EUR 1.4 million);
- ➤ After orders on hand had already reached a record level end of 2003, this value rose again in 2004.

In the first few months of 2004, strong impetus for growth was once again emanating in particular from America, where continuous growth was recorded in sales and earnings for the sixth quarter running.

Overall we are currently experiencing a strong surge in growth, for which we rigorously laid the groundwork in the two previous rather lean years: efficient organisation, high liquidity, solid earning power and technology leadership in the sector. We have set our course by consistently gearing the Group towards increased value creation and an early focus on the prosperous geographical markets of the future. Kontron is well equipped for sustained profitable growth.



➤ Auf ein Wort

Voll auf Wachstumskurs

Das Geschäftsjahr 2004 hat für die Kontron AG verheißungsvoll begonnen: Sowohl beim Umsatz wie auch dem Ergebnis konnten im ersten Quartal kräftige Steigerungsraten erzielt werden. Damit haben sich die guten Zahlen des vierten Quartals 2003 als Auftakt eines erneuten Aufschwungs voll bestätigt. Wir sind voll auf Kurs, entsprechend unserer optimistischen Prognose, unser EBIT in 2004 um 70 Prozent zu steigern.

- ➤ Mit einem Umsatz von 63,1 Mio. Euro haben wir währungsbereinigt um über 20 Prozent gegenüber dem ersten Quartal 2003 (55,2 Mio. Euro) zugelegt;
- ➤ Mit einem EBIT von 4,4 Mio. Euro konnte das operative Ergebnis im sechsten Quartal in Folge gesteigert und gegenüber dem ersten Quartal 2003 (1,4 Mio. Euro) mehr als verdreifacht werden;
- ➤ Nachdem der Auftragsbestand Ende 2003 bereits Rekordniveau erreicht hatte, konnte der Wert in 2004 noch einmal gesteigert werden.

Starke Wachstumsimpulse gingen in den ersten Monaten des Jahres 2004 insbesondere wieder von Amerika aus, wo bei Umsatz und Ergebnis bereits im sechsten Quartal in Folge ein kontinuierliches Wachstum erreicht wurde.

Insgesamt erleben wir aktuell einen kräftigen Wachstumsschub, für den wir in den eher mageren beiden Vorjahren konsequent die Grundlagen geschaffen haben: Effiziente Organisation, hohe Liquidität, solide Ertragskraft sowie die Technologieführerschaft in der Branche. Mit der konsequenten Ausrichtung auf eine Erhöhung der Wertschöpfung und dem frühzeitigen Fokus auf prosperierende geografische Märkte der Zukunft haben wir die Weichen gestellt. Kontron ist gut gerüstet für ein nachhaltiges profitables Wachstum.

	Q1/2004 in Mio €	Q1/2003 in Mio €
Revenue Umsatzerlöse	63,1	55,2
Gross margin Bruttoergebnis vom Umsatz	24,5	21,3
Operational cost Operative Kosten	19,9	19,2
EBIT	4,4	1,4
Net income Periodenüberschuss	2,8	1,0
Cash flow from operat. activities Operativer Cash Flow	-3,3	1,7

	3/2004 in Mio €	12/2003 in Mio €
Cash & short term investments Kassenbestand & kurzfristige Wertp.	56,6	64,5
- as of Bank loans - davon Bankverbindlichkeiten	47,4	46,0
Inventory and trade receivables Vorräte und Forderungen L.u.L.	92,2	80,6
Total assets Bilanzsumme	288,2	280,8
Equity ratio Eigenkapitalquote	66,1%	66,3%
Number of employees Mitarbeiter	1.737	1.687
- as of which engineers in R & D - davon Ingenieure in F & E	617	588

➤ Order backlog
➤ Auftragsbestand

3/2004	12/2003	9/2003	6/2003
	in Mio €		
107	100	98	94

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

kontron
... always a Jump ahead!

➢ Kontron's position

Kontron AG achieved strong growth rates in the first quarter of 2004 compared to the same period the previous year in both revenue and net earnings, thereby confirming the solid figures for the fourth quarter of 2003 as the start of a further surge in growth. At EUR 63.1 million (following USD adjustment), sales were up over 20 per cent on the same period the previous year (EUR 55.2 million). Excluding currency effects the revenues of the traditionally very strong fourth quarter could be achieved again. 28,1
Orders on hand reached a new record level of EUR 107 million against EUR 100.5 million in the fourth quarter of 2003. Design wins, which are normally reflected in concrete sales within a year, also developed very positively, more than tripling to 68 compared to the same period the previous year (20). Strong growth impetus came in particular from the US and the emerging markets (Russia and China).

Kontron AG's operating result grew even more strongly than sales - for the fifth quarter in succession - and reached EUR 4.4 million, more than triple the figure for the same period the previous year (EUR 1.4 million). The surplus for the period was also almost three times as high as the same period the previous year (EUR 2.8 million against EUR 1.0 million). As an indicator of a further rise in value creation, the gross margin again rose one per cent against the fourth quarter, to 38.8 per cent. The workforce increased from 1,687 at 31.12.03 to 1,737 (against 1,468 in the first quarter of 2003).

➢ Zur Lage

Die Kontron AG hat im ersten Quartal 2004 sowohl bei den Erlösen wie auch dem Ergebnis kräftige Steigerungsraten gegenüber dem Vorjahreszeitraum erzielt und damit die guten Zahlen des vierten Quartals 2003 als Auftakt eines erneuten Wachstumsschubs untermauert. Der Umsatz lag bei 63,1 Mio. Euro und damit US-Dollar währungsbereinigt um über 20 Prozent gegenüber dem Vorjahreszeitraum (55,2 Mio. Euro). Der Umsatz des traditionell sehr starken vierten Quartals konnte währungsbedingt nochmals erzielt werden. Der Auftragsbestand stieg auf den neuen Rekordwert von 107 Mio. Euro gegenüber 100,5 Mio. Euro im vierten Quartal 2003. Sehr positiv haben sich auch die Entwicklungsaufträge („Design Wins") entwickelt, die sich in der Regel innerhalb Jahresfrist in konkreten Umsätzen niederschlagen. Hier konnte die Anzahl von 68 gegenüber dem Vorjahreszeitraum (20) mehr als verdreifacht werden. Starke Wachstumsimpulse gingen insbesondere von den USA und den Emerging Markets (Russland und China) aus.


➢ Continuously increasing EBIT for 6 quarters (mio €)
➢ Kontinuierlich wachsendes EBIT seit 6 Quartalen (Mio €)
6
4
2
0
0
1,4
2,1*
2,8
3,8
4,4
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
*) *before exceptional write-off of goodwill*
vor Sonderabschreibungen Firmenwert

Noch stärker als der Umsatz wuchs das operative Ergebnis der Kontron AG – im fünften Quartal in Folge – und erreichte 4,4 Mio. Euro; das entspricht mehr als einer Verdreifachung gegenüber dem Vorjahreszeitraum (1,4 Mio. Euro). Auch der Periodenüberschuss hat sich mit 2,8 Mio. Euro gegenüber dem Vorjahreszeitraum (1,0 Mio. Euro) nahezu verdreifacht. Als Indikator einer weiteren Erhöhung der Wertschöpfung stieg die Gross Margin nochmals um ein Prozent gegenüber dem vierten Quartal auf 38,8 Prozent. Die Zahl der Mitarbeiter stieg von 1.687 zum 31.12.03 auf 1.737 (gegenüber 1.468 im ersten Quartal 2003).

➢ The Stock

Kontron AG's sound company policy and good business development impacted positively in the first quarter on the movement of the Kontron share, conditionally at least. Having already risen 85 per cent in 2003 to reach EUR 6.11 at 31.12.2003, the share started the year at EUR 6.18, rising to a high of EUR 8.62. Although Kontron is classified as an „outperformer" by many analysts, the price has dropped slightly since then, probably as a result of profit taking, and stood at EUR 7.16 at the end of the first quarter. Thanks to good business development Kontron anticipates an ongoing positive movement in prices.


➢ Indexwert TecDAX
➢ Kursverlauf Aktie Kontron AG
in EUR
8
7
6
02.01.2003
30.01.2003
27.02.2004
31.03.2004

➢ Zur Aktie

Die solide Unternehmenspolitik und gute Geschäftsentwicklung der Kontron AG hat sich im ersten Quartal – zumindest bedingt – positiv auf die Entwicklung der Kontron-Aktie ausgewirkt. War bereits 2003 ein 85-prozentiges Wachstum auf 6,11 Euro zum 31.12.2003 zu verzeichnen, so konnte die Aktie ausgehend von einem Kurs zu Jahresbeginn von 6,18 Euro auf ein Hoch von 8,62 Euro zulegen. Obwohl Kontron von vielen Analysten als „Outperformer" eingestuft wird, ist der Kurs seitdem leicht rückläufig – wohl in Folge von Gewinnmitnahmen – und betrug zum Ende des ersten Quartals 7,16 Euro. Aufgrund der guten Geschäftsentwicklung geht Kontron auch weiterhin von einer positiven Kursentwicklung aus.

➢ America - the engine of growth

Kontron AG is extremely satisfied with business developments on the American market, which have recorded sustained growth for the past year and a half, both in revenue and net earnings. Sales rose from USD 25.6 million in the first quarter of 2003 to USD 35,5 million in the first quarter of 2004, equivalent to growth of 38 percent. In the first quarter of 2004 orders on hand stood at EUR 41.5 million, 41 per cent up on the same period the previous year (USD 29.5 million). The Kontron Group's biggest customer, Williams Gaming, is as well based in the United States. Earning power also grew steadily in line with sales growth. With an EBIT margin of 8.3 per cent, America's profitability is higher than the Kontron average. Apart from America, the emerging markets are also recording high growth rates. Sales in these markets rose 70 per cent from USD 5.9 million in the first quarter of 2003 to USD 10.1 million in the first quarter of 2004. Europe too showed the first signs of an upturn in business, with sales increasing from EUR 37.2 million in the first quarter of 2003 to EUR 39.1 million in the first quarter of 2004.



➢ Revenue trend America (mio. USD, incl. intercompany)
➢ Umsätze Amerika (Mio. USD, inkl. Intercompany)
40
30
20
10
0
25,6
28,1
28,7
32,2
35,5
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04

➢ Wachstumsmotor Amerika

Besonders erfreulich hat sich für die Kontron AG der amerikanische Markt entwickelt, wo bereits seit eineinhalb Jahren ein nachhaltiges Wachstum – sowohl bei den Erlösen wie auch dem Ergebnis – erzielt wird. So stieg der Umsatz von 25,6 Mio. US-Dollar im ersten Quartal 2003 auf 35,5 Mio. US-Dollar im ersten Quartal 2004. Das entspricht einem Wachstum von 38 Prozent. Der Auftragsbestand lag mit 41,5 Mio. Euro im ersten Quartal 2004 sogar um 41 Prozent über dem Vorjahreszeitraum (29,5 Mio. US-Dollar). Mit Williams Gaming kommt auch der größte Kunde der Kontron Gruppe aus den USA. Parallel zum Umsatzwachstum konnte auch die Ertragskraft nachhaltig gesteigert werden. Mit einer EBIT-Marge von 8,3 Prozent liegt Amerika in der Profitabilität über dem Kontron-Durchschnitt. Hohe Zuwachsraten verzeichnen neben Amerika die Emerging Markets. Hier konnte der Umsatz von 5,9 Mio. USD im ersten Quartal 2003 auf 10,1 Mio. USD im ersten Quartal 2004 um 70 Prozent gesteigert werden. Auch in Europa zeigen sich erste Anzeichen einer Geschäftsbelebung: Hier stieg der Umsatz von 37,2 Mio. Euro im ersten Quartal 2003 auf 39,1 Mio. Euro im ersten Quartal 2004.

➢ Major Design Wins in QI/2004
Major Design Wins im 1. Quartal 2004

Application/Applikation	Region/Region	Volume/Volumen
Automation	Germany	>10 Mio. €
Telecom	USA	4,8 Mio. €
Access Control	Austria	4,2 Mio. €
POI System	Germany	3,8 Mio. €
3G / Telecom	USA	2,1 Mio. €
Test & Measurement	USA	1,6 Mio. €



➢ Total number of design wins
Anzahl der Design Wins
80
70
60
50
40
30
20
10
0
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04

**) Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.

➢ Outlook

Based on the good figures for the first months of the new fiscal year, which underline the positive trend started in the fourth quarter of 2003, the Kontron Group is looking forward to a further strong surge in growth in 2004. Although orders on hand had already reached a record level at the end of 2003, this value increased significantly again in the first quarter of 2004 by over 10 per cent to EUR 107 million (following currency adjustments). As a result we are well on the way to achieving our goal of 16 per cent growth. The number of design wins also rose sharply to 68 - against 20 new design wins a year ago. While the increase in design wins in 2003 was driven mainly by the US, since December 2003 new design wins have also increasingly started emanating from Europe again. Based on further sustained growth, Kontron is standing firmly by its forecast: a 16 per cent increase in sales and a disproportionate 70 per cent increase in profit (EBIT).

➢ Ausblick

Aufgrund der guten Zahlen in den ersten Monaten des neuen Geschäftsjahres, die die positive Entwicklung des vierten Quartals 2003 unterstreichen, geht die Kontron-Gruppe von einem erneuten, kräftigen Wachstumsschub in 2004 aus. Obwohl der Auftragsbestand Ende 2003 bereits auf Rekordniveau lag, konnte dieser Wert im ersten Quartal nochmals deutlich um über 10 Prozent auf 107 Mio. Euro (währungsbereinigt) gesteigert werden. Damit sind wir auf dem besten Weg, unser Ziel von 16 Prozent Wachstum zu erreichen. Auch die Anzahl neu gewonnener Kundenprojekte (Design Wins) stieg im ersten Quartal kräftig auf 68 an – zum Vergleich: vor Jahresfrist wurden 20 neue Kundenprojekte gestartet. Während der Anstieg der Design Wins in 2003 stark aus den USA getrieben wurde, erhalten wir seit Dezember 2003 auch wieder verstärkt neue Entwicklungsprojekte aus Europa. Auf Basis des weiter nachhaltigen Wachstums steht Kontron fest zu seiner Prognose: eine Umsatzsteigerung von 16 Prozent und eine überproportionale Steigerung des Gewinns (EBIT) um 70 Prozent.

➤ Consolidated statement of income
➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

	QI 2004 TEUR	QI 2003 TEUR
Revenues **Umsatzerlöse**	63.094	55.185
Cost of goods sold Herstellungskosten des Umsatzes	-38.643	-33.879
Gross margin **Bruttoergebnis vom Umsatz**	24.451	21.306
Selling and marketing cost Vertriebskosten	-8.046	-6.870
General and administrative cost Allgemeine Verwaltungskosten	-5.334	-5.892
Research and development cost Forschungs- und Entwicklungskosten	-6.524	-6.400
Total operating cost **Summe operative Kosten**	-19.904	-19.162
Other operating income and expense Sonstige betriebliche Erträge und betriebliche Aufwendungen	-46	-411
Amortisation and reversal of goodwill Abschreibung und Auflösung von Firmenwerten	-68	-330
Operating income/loss before financial income, income taxes and minority interests **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter**	4.433	1.403
Financial items Finanzergebnis	-381	42
Income taxes Steuern vom Einkommen und Ertrag	-1.295	-575
Net income/loss before minority interest **Konzernüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter**	2.757	870
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn	11	113
Net income/loss **Konzernüberschuss/-fehlbetrag**	2.768	983
Net Income/loss per share (basic) in € Ergebnis je Aktie (unverwässert) in €	0,06	0,02
Net Income/loss per share (diluted) in € Ergebnis je Aktie (verwässert) in €	0,06	0,02
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend	45.654	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend	45.784	46.471

➤ Consolidated balance sheet - Assets - Liabilities and Equity
➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

ASSETS/AKTIVA	31.03.2004 TEUR	31.12.2003 TEUR
Current Assets/Umlaufvermögen		
Cash or equivalent Schecks, Kassenbestände, Guthaben bei Kreditinstituten	53.868	63.590
Short-term investments Wertpapiere des Umlaufvermögens	2.694	896
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	37.357	32.937
Inventories Vorräte	54.893	47.693
Deferred income taxes, short-term Latente Steuern	3.619	3.614
Other current receivables & assets Übrige Forderungen	8.043	6.837
Total current assets Umlaufvermögen	160.474	155.567
Investments Finanzanlagen	497	869
Property, plant and equipment, net Sachanlagen	23.050	22.125
Intangible assets Immaterielle Vermögensgegenstände	3.590	3.674
Goodwill, net Firmen- oder Geschäftswert	86.162	83.466
Deferred income taxes, long-term Latente Steuern	14.470	15.119
Total assets/Aktiva	288.243	280.820

LIABILITIES AND EQUITY/PASSIVA	31.03.2004 TEUR	31.12.2002 TEUR
Current Liabilities/Kurzfristige Verbindlichkeiten		
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	24.078	18.758
Short term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	9.570	8.002
Current portion of capital lease obligation Finanzierungsleasing	328	385
Accruals Rückstellungen	12.500	12.644
Deferred revenues Passive Rechnungsabgrenzung	472	520
Deferred income taxes Latente Steuern	435	442
Other current liablilities Sonstige Verbindlichkeiten	3.132	6.036
Total current liabilities Kurzfristige Verbindlichkeiten total	50.515	46.787
Long-term borrowings Langfristige Verbindlichkeiten	37.827	37.980
Pensions Pensionsrückstellungen	237	259
Deferred revenues Passive Rechnungsabgrenzung	255	196
Capital lease long-term Finanzierungsleasing	409	443
Deferred income taxes, long-term Langfristige latente Steuern	3.646	3.615
Minority interest Anteile in Fremdbesitz	4.817	5.478
Equity/Eigenkapital		
Registered capital Gezeichnetes Kapital	45.654	45.654
Treasury stock Eigene Aktien	-831	-1.326
Additional paid-in capital Kapitalrücklage	177.392	177.392
Retained earnings Gewinnvortrag/Verlustvortrag	-9.413	-12.181
Other comprehensive income Erfolgsneutrale Eigenkapitalveränderungen	-22.265	-23.477
Equity total Eigenkapital total	190.537	186.062
Total liabilities and equity/Passiva	288.243	280.820

➤ Consolidated Cash-Flow
➤ Konzern Cash-Flow (US-GAAP)

	QI 2004 TEUR	QI 2003 TEUR
Net income/loss **Konzernüberschuss/-fehlbetrag**	**2.768**	**983**
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	-11	-113
Loss from at equity consolidated companies Eigenkapitalverluste von at equity konsolidierten Gesellschaften	35	0
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	1.369	2.162
Gain/loss on disposal fo fixed assets Gewinn/Verlust aus Abgang von Sachanlagevermögen	817	48
Deferred income taxes Latente Steuern	795	320
Other non cash effective items Sonstige nicht ausgabewirksame Gewinne und Verluste	-328	153
Change in accounts receivable Veränderungen der Forderungen aus Lieferungen und Leistungen	-3.853	2.592
Change in inventories Veränderungen der Vorräte	-6.482	-4.274
Change in other assets Veränderungen der sonstigen Forderungen	-2.187	-1.226
Change in accounts payable and accrued charges Veränderungen der Verbindlichkeiten und Rückstellungen	3.826	1.096
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	**-3.251**	**1.741**
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögensgegenständen	-1.837	-775
Proceeds from the sale or disposal of property and equipment and intangible assests Erlöse aus dem Abgang von Sachanlagevermögen und immat. Vermögensgegenständen	2	0
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	1	38
Acquisitions of entities, net of cash Erwerb von Beteiligungen	-6.366	-4.259
Net cash used in/provided by investing activities **Mittelzufluss-/abfluss aus der Investitionstätigkeit**	**-8.200**	**-4.996**
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	1.432	-1.457
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-545	-1.524
Dividends paid Dividenden	-18	0
Purchase/Sale of treasury stock, net Kauf/Verkauf eigener Aktien	495	0
Net cash used in/provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	**1.364**	**-2.981**
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf den Finanzmittelbestand	365	235
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	**-9.722**	**-6.001**
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	63.590	46.154
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	**53.868**	**40.153**

Notes

Erläuternde Angaben

1. Principles

The consolidated financial statements have been drawn up in Euros according to the US-General Accepted Accounting Standards (US-GAAP). There are no changes in the accounting principles and methods compared to the financial statements of fiscal year 2003.

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den US-General Accepted Accounting Standards (US-GAAP) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen- und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2003 aus.

2. Shareholders' Equity/Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Treasury stock Eigene Aktien TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Total Insgesamt TEUR
December 31, 2002	45.654	0	177.392	16.384	-18.122	221.308
Foreign currency exchange differences Wechselkursveränderungen					2.142	2.142
Net income Periodenüberschuss				983		983
March 31, 2003	45.654	0	177.392	17.367	-15.980	224.433
December 31, 2003	45.654	-1.326	177.392	-12.181	-23.477	186.062
Foreign currency exchange differences Wechselkursveränderungen					1.212	1.212
Net income Periodenüberschuss				2.768		2.768
Treasury stock Eigene Aktien		495				495
March 31, 2004	45.654	-831	177.392	-9.413	-22.265	190.537

3. Segmentinformation/Segmentberichterstattung

Different to last year the non-operating results of the Kontron AG holding are shown in column consolidation, not in column Europe.

In Abweichung zum Vorjahr werden die nicht operativen Ergebnisse der Kontron AG Holding in der Konsolidierungsspalte und nicht bei Europa dargestellt.

2003	Europe Europa TEUR	North America Nord Amerika TEUR	Asia Asien TEUR	Consolidation Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	41.646	28.512	5.557	-12.621	63.094
third party revenues Außenumsatz	35.808	23.316	3.922	0	63.046
intercompany revenues Innenumsatz	5.838	5.196	1.635	-12.621	48
EBIT	2.608	2.374	118	-667	4.433
Income taxes Steuern vom Einkommen und Ertrag	562	861	43	-171	1.295
Amortization and depreciation Abschreibungen	700	548	121	0	1.369
Investment Investitionen	1.486	311	40	0	1.837
Balance sheet total Bilanzsumme	351.324	57.301	16.295	-136.677	288.243

4. Shareholders within Management / Aktionäre im Management

Supervisory Board Aufsichtsrat	Shares Aktien	Options Aktienoptionen
Helmut Krings	23.999	0

Directors Vorstand	Shares Aktien	Options Aktienoptionen
Hannes Niederhauser	3.092.392	0
Ulrich Gehrmann	195.000	110.000
Thomas Sparrvik	0	100.000

5. Consolidated entity and corporate acquisitions

The consolidated entity has not been changed compared to the financial statements of 2003. In March, the investment rate has been increased for a total purchase price of 2,7 mio. Euros as follows: Kontron Asia Inc., Taiwan from 74,87 % to 99,22 % and Taiwan Mycomp Co. Ltd., Taiwan from 54,8 % to 66,13 %. On April 1st, 2004 both companies have been merged with Kontron Embedded Modules Asia Ltd., Taiwan to Kontron Embedded Technologies, Taiwan. Kontron AG holds 80 % on this company.

5. Konsolidierungskreis und Unternehmenskäufe

Der Konsolidierungskreis hat sich zum Jahrsabschluss 2003 nicht verändert. Im März wurde die Beteiligungsquote für eine Gesamtkaufpreis von 2,7 Mio. Euro an der Kontron Asia Inc., Taiwan von 74,87 auf 99,22 % erhöht und an der Taiwan Mycomp Co. Ltd., Taiwan von 54,8 auf 66,13 %. Beide Gesellschaften wurden zum 01. April mit der Kontron Embedded Modules Asia Ltd., Taiwan zur Kontron Embedded Technologies, Taiwan verschmolzen, an der die Kontron AG nunmehr 80 % hält.

6. Events after the balance sheet date

On May 6th, 2004 the endcustomer business of Memotec has been sold to Comtech Arizona. There are no relevant impacts on the Kontron Group.

6. Ereignisse nach dem Bilanzstichtag

Zum 06. Mai 2004 wurde das Endkundengeschäft der Memotec an die Comtech Arizona verkauft. Es ergeben sich daraus keine wesentlichen Einflüsse auf die Kontron Gruppe.


Boards
Applications
Systems

➢ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at its locations in Bavaria (Germany), Montreal and San Diego (America) and Taipei (Asia). Embedded computers (EC) are „electronic brains" based on hardware and software, designed to equip many different systems and appliances with intelligence. Founded back in 1962, the company is now the world market leader, employing over 1,700 members of staff, more than a third of them in the reseach, development and engineering divisions. The merger with JUMPtec Industrielle Computertechnik AG in summer 2002 created the largest supplier in the industry, for the first time covering the entire product and value creation chain in this sector. This positions Kontron as the absolute leader, playing a pioneering role in the Embedded Computer Technology (ECT) market. As the only manufacturer, the Group can offer all ECT products such as components and boards, as well as systems and solutions including standard and application software. As a global manufacturer, Kontron has a growing presence in the three main markets of North America, Europe and increasingly in the emerging markets of China, Russia, Eastern Europe and the Pacific area. Kontron's own sales branches in over 20 countries support the global sale of its products.

Embedded Computer Technology is one of the most important markets of the future. More and more machines and technical systems are being equipped with these "electronic brains". Embedded Computer Systems not only simplify everyday life in many different areas, but above all they can be used universally as industrial special solutions. ECs control navigation systems in cars, elevators, multimedia telephones, dialysis and X-ray machines and ATMs. Complex ECT systems network fleets of vehicles, control the data flow in mobile radio networks, provide security and speed on the internet or are used in the latest track vehicle technology to calculate angles of incline and speed increase. The systems are becoming increasingly complex, resulting in growing demand for ever more intelligent solutions in the respective end applications.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer über 1.700 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt Kontron im Markt der Embedded Computer Technologie (ECT) eine absolute Spitzenposition und Vorreiterrolle ein. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland, Osteuropa und dem pazifischen Raum präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Die Embedded Computer Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Embedded Computer Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Die Systeme steuern Navigationssysteme im Auto, Aufzüge, Multimedia-Telefone, Dialyse- und Röntgengeräte sowie Bankautomaten. Komplexe ECT-Systeme vernetzen Fahrzeug-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität aus – mit der Folge einer wachsenden Nachfrage nach immer intelligenteren Lösungen in den Endanwendungen.

kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 81 65-77 0
Fax +49 (0) 81 65-77 38 5
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com

➤ To the point

Record figures spark optimism

Kontron AG closed the first half of 2004 posting record figures: Adjusted for currency translation, sales for the period grew by 28 percent over the previous year, while EBIT trebled to more than EUR 10 million. This shows that our strategic orientation and our performance culture are definitely taking us in the right direction. According to all of the indicators, this growth can be maintained over the next few months and will be of a lasting nature. We can therefore look to the future with optimism and increase our forecast for 2004 with a clear conscience. The Board of Directors is now sizing up a 20 percent sales increase, adjusted for currency translation, and a doubling of EBIT to around EUR 20 million. Originally, the targets envisaged was growth of 16 percent and EBIT of EUR 17 million. We are confident that our rigorous, goal-oriented corporate strategy will also have a positive impact on our future stock price. Three crucial impulses are ensuring dynamic developments. Sales in North America have already increased significantly in the first half of the year. At the same time, the development orders are showing a highly positive trend.

By 2007, all of the large telecommunications companies will adapt their internally developed backbone systems to the new telecommunications standard Advanced Telecom Computing Architecture (ATCA). Kontron has made major contributions to the development of this standard. In view of these impulses we are optimistic that we will continue to generate sustained growth well beyond 2004.



➤ Auf ein Wort

Rekordzahlen sorgen für Optimismus

Mit Rekordzahlen hat die Kontron AG das erste Halbjahr 2004 abgeschlossen: Das währungsbereinigte Umsatzwachstum betrug gegenüber dem Vorjahreszeitraum 28 Prozent, das EBIT verdreifachte sich auf über 10 Mio. Euro. Damit zeigt sich, dass unsere strategische Ausrichtung und unsere Leistungskultur eindeutig in die richtige Richtung weisen. Alle Indikatoren deuten darauf hin, dass das Wachstum auch in den kommenden Monaten beibehalten werden kann und nachhaltig ist. Wir können deshalb optimistisch in die Zukunft blicken und guten Gewissens unsere Prognose für das Gesamtjahr 2004 erhöhen. Der Vorstand plant nun währungsbereinigt ein Umsatzplus um 20 Prozent, das EBIT soll sich auf rund 20 Mio. Euro verdoppeln. Ursprünglich war ein Wachstum von 16 Prozent und 17 Mio. Euro EBIT angedacht. Wir sind zuversichtlich, dass sich unsere konsequente, zielorientierte Unternehmensstrategie zukünftig auch im Aktienkurs bemerkbar machen wird. Gleich drei entscheidende Impulse sorgen für Dynamik: In Nordamerika konnte der Umsatz bereits im ersten Halbjahr signifikant gesteigert werden. Gleichzeitig entwickelten sich die Entwicklungsaufträge sehr positiv.

Mit dem neuen Telekommunikations-Standard Advanced Telecom Computing Architecture (ATCA) werden alle großen Telekommunikationsunternehmen bis 2007 ihre intern entwickelten Backbone-Systeme an diesen Standard, den Kontron maßgeblich mitentwickelt, anpassen. Auf Basis dieser Impulse sind wir optimistisch, auch über das Jahr 2004 hinaus nachhaltig zu wachsen.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	1HJ/2004 in Mio €	1HJ/2003 in Mio €
Revenue Umsatzerlöse	130,7	109,2
Gross margin Bruttoergebnis vom Umsatz	50,2	42,4
Operational cost Operative Kosten	40,0	37,9
EBIT	10,6	3,6*
Net income Periodenüberschuss	6,7	2,4*
Cash flow from operat. activities Operativer Cash Flow	6,8	4,4

* vor Sonderabschreibungen Firmenwert Q2/2003
before exceptional write-off of goodwill Q2/2003

	6/2004 in Mio €	12/2003 in Mio €
Cash & short term investments Kassenbestand & kurzfristige Wertp.	61,8	64,5
- as of Bank loans - davon Bankverbindlichkeiten	46,3	46,0
Inventory and trade receivables Vorräte und Forderungen L.u.L.	92,4	80,6
Total assets Bilanzsumme	292,5	280,8
Equity ratio Eigenkapitalquote	66,0%	66,3%
Number of employees Mitarbeiter	1.731	1.687
- as of which engineers in R & D - davon Ingenieure in F & E	618	588

➤ Order backlog
➤ Auftragsbestand

6/2004	3/2004	12/2003 in Mio €	9/2003	6/2003
108	107	100	98	94

kontron
... always a Jump ahead!

➢ The situation

Kontron AG posted sales of EUR 67.6 million in the second quarter. This represented growth of 25.2 percent compared with the same period last year (EUR 54 million). Sales in the first half of 2004 increased by 20 percent over the same period last year (EUR 109.2 million) to EUR 130.7 million. This means that adjusted for currency translation, sales grew organically by 28 percent over the same period last year.

At EUR 108 million as of the mid-year point in 2004, orders on hand reached a record level for the third time in succession. They were EUR 14 million higher than in the same period last year. A highly positive trend was shown by development orders (design wins), which generally lead to concrete sales of at least EUR 1 million within a period of one year. A total of 136 design wins were notched up by the mid-year point (first half-year 2003: 35). The growth momentum emanating from North America was particularly strong. Here, sales in the second quarter of 2004 rose to EUR 32.1 million, 13 percent higher than in the first quarter. European sales also increased significantly to EUR 41.9 million in the second quarter.

With EBIT totaling EUR 6.1 million, the operating result increased for the seventh consecutive time in the second quarter of 2004. In the first half of the year, EBIT trebled compared with the previous year (EUR 3.5 million before special depreciations) and reached EUR 10.6 million. Net income in the first half of 2004 came to EUR 6.7 million, with the second quarter contributing EUR 3.9 million.

Liquidity and financial strength also improved significantly. Operating cash flow from current business operations amounted to a record level of EUR 10,1 million in the second quarter of 2004, compared with just EUR 2.7 million in the same period last year. Cash on hand and current securities totaled EUR 61.8 million in the first half of 2004, following EUR 56.6 million in the first quarter of 2004 and EUR 42.7 million in the same period last year. Amounts owed to banks decreased from EUR 47.4 million in the first quarter of 2004 to EUR 46.3 million in the second quarter. As a result, net liquidity in the second quarter of 2004 totaled EUR 15.5 million.

The number of employees increased to 1,731 as of June 30, 2004. At the mid-year point in 2003, the company's workforce stood at 1,550 employees.


➢ Continuously increasing EBIT for 7 quarters (mio €)
➢ Kontinuierlich wachsendes EBIT seit 7 Quartalen (Mio €)
6
4
2
0
0
1,4
2,1*
2,8
3,8
4,4
6,1
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04

*) before exceptional write-off of goodwill
vor Sonderabschreibungen Firmenwert

➢ Zur Lage

Die Kontron AG erzielte im zweiten Quartal einen Umsatz von 67,6 Mio. Euro. Gegenüber dem Vorjahreszeitraum (54 Mio. Euro) betrug das Wachstum damit 25,2 Prozent. Im ersten Halbjahr 2004 kletterte der Umsatz im Vergleich zum Vorjahreszeitraum (109,2 Mio. Euro) um 20 Prozent auf 130,7 Mio. Euro. Das währungsbereinigte organische Umsatzwachstum lag damit im Vergleich zum Vorjahreszeitraum bei 28 Prozent.

Der Auftragsbestand erzielte mit 108 Mio. Euro zum Ende des ersten Halbjahres 2004 zum dritten Mal in Folge einen Rekordwert. Gegenüber dem Vorjahreszeitraum betrug das Plus damit 14 Mio. Euro. Sehr positiv haben sich die Entwicklungsaufträge („Design Wins") entwickelt, die sich in der Regel innerhalb Jahresfrist in konkreten Umsätzen von mindestens 1 Mio. Euro niederschlagen. Zum Ende des ersten Halbjahres lagen 136 (Erstes Halbjahr 2003: 35) Entwicklungsaufträge vor. Starke Wachstumsimpulse gingen insbesondere von Nordamerika aus. Hier stieg der Umsatz im zweiten Quartal 2004 im Vergleich zum ersten Quartal um 13 Prozent auf 32,1 Mio. Euro. Auch in Europa konnte der Umsatz im zweiten Quartal signifikant auf 41,9 Mio. Euro gesteigert werden.

Mit einem EBIT von 6,1 Mio. Euro wuchs das operative Ergebnis im zweiten Quartal 2004 zum siebten Mal in Folge. Im ersten Halbjahr 2004 verdreifachte sich das EBIT gegenüber dem Vorjahreszeitraum (3,6 Mio. Euro vor Sonderabschreibungen) auf 10,6 Mio. Euro.

Der Jahresüberschuss lag im ersten Halbjahr 2004 bei 6,7 Mio. Euro, wozu das zweite Quartal 3,9 Mio. Euro beisteuerte.

Auch Liquidität und Finanzkraft konnten deutlich verbessert werden. Der operative Cash-Flow aus der laufenden Geschäftstätigkeit lag im zweiten Quartal auf dem Rekordwert von 10,1 Mio. Euro. Zum Vergleich: Im Vorjahreszeitraum waren es noch 2,7 Mio. Euro. Der Kassenbestand und die kurzfristigen Wertpapiere summierten sich im ersten Halbjahr 2004 auf 61,8 Mio. Euro, nach 56,6 Mio. Euro im ersten Quartal 2004 und 42,7 Mio. Euro im Vorjahreszeitraum. Die Bankverbindlichkeiten gingen von 47,4 Mio. Euro im ersten Quartal 2004 auf 46,3 Mio. Euro im zweiten Quartal zurück. Damit lag die Nettoliquidität im zweiten Quartal 2004 bei 15,5 Mio. Euro.

Die Zahl der Mitarbeiter stieg zum 30. Juni auf 1.731. Am Ende des ersten Halbjahres 2003 waren es 1.550 Mitarbeiter.

➢ The Stock

Kontron's positive figures generated renewed interest in the company's stock among analysts and investors. Eleven renowned private and major banks are now covering the company. Four more were added this year alone. The ratings are excellent: no fewer than five analysts recommended buying the stock. Five rated the stock as an outperformer, in other words, stating that its price would well exceed the index. The number of shareholders has already moved up to 72,000. At present, however, the price trend is lagging somewhat behind the positive business developments and by June 30, 2004 (EUR 6.82) it had changed only slightly compared with January 1, 2004 (EUR 6.07) at an equity of EUR 4,23 per share.


Kontron EUR
Kontron AG - TecDAX - 02.01.2004 bis 05.08.2004
8.5
8.0
7.5
7.0
6.5
6.0
5.5
TecDAX
Kontron
02.01.2004
29.02.
30.04.
30.06.
05.08.

➢ Zur Aktie

Angesichts der guten Geschäftszahlen ist die Kontron-Aktie wieder in das Interesse der Analysten und Investoren gerückt. Das Unternehmen wird nun von elf namhaften Privat- und Großbanken gecovert. Allein in diesem Jahr kamen vier hinzu. Die Ratings sind hervorragend: Allein fünf Analysten geben Kaufempfehlungen. Fünf bewerten die Aktie als Outperformer, das heißt, die Kurssteigerung wird höher ausfallen als der durchschnittliche Anstieg in der Branche. Die Zahl der Aktionäre ist bereits auf 72.000 gestiegen. Die Kursentwicklung kann momentan allerdings mit der guten Geschäftsentwicklung nur bedingt mithalten und zeigt sich mit 6,82 Euro (30. Juni 2004) zu 6,07 Euro (1. Januar 2004) nur geringfügig verändert, bei einer Eigenkapitalquote von 4,23 Euro je Aktie.

➢ Growth engine ATCA

One engine of growth for the future is the new telecommunications standard Advanced Telecom Computing Architecture (ATCA). ATCA is faster, more fault-tolerant and easier to maintain than previous telecommunications backbone systems and is based on economical standard technology (COTS).

In the future, all of the major companies in the telecommunications industry are going to adapt their previously internally developed backbone systems to this new standard, as developed by Kontron. This puts Kontron in a leading position in the development of these more efficient and economical ATCA boards, otherwise known as blades.

The overall market for this technology, which will be in use from around 2006 onwards, is estimated by experts at between USD 4 and 20 billion. The part of the market with relevance for Kontron is forecast to more than USD 1.5 billion by 2007, with Kontron's share coming to between 10 and 15 percent.



➢ Forecast ATCA Market
$20B
$15B
$10B
$5B
Crystal Cube Consulting / Metz International Ltd study shows $20B by 2007
RHK study shows $3.7B by 2007
2003
2004
2005
2006
2007

➢ Wachstumsmotor ATCA

Ein Antriebsmotor in der Zukunft ist der neue Telekommunikations-Standard Advanced Telecom Computing Architecture (ATCA).

ATCA ist gegenüber bisherigen Telekom Backbone-Systemen schneller, fehlertoleranter, leichter zu warten und basiert auf kostengünstiger Standardtechnologie (COTS).

Alle großen Unternehmen der Telekommunikationsindustrie werden zukünftig ihre bisher intern entwickelten Backbone-Systeme an diesen neuen Standard, wie ihn Kontron entwickelt, anpassen. Damit ist Kontron bei der Entwicklung von diesen leistungsfähigeren und kostengünstigeren ATCA-Boards, so genannten Blades, ganz vorn.

Den Gesamtmarkt für diese Technologie, die ab ca. 2006 im Einsatz sein wird, beziffern Experten auf 4 bis 20 Mrd. US-Dollar. Der für Kontron dafür relevante Markt wird in 2007 auf über 1,5 Mrd. US-Dollar prognostiziert, wobei der Marktanteil von Kontron zwischen zehn und 15 Prozent liegen soll.

➢ Major Design Wins in QII/2004
Major Design Wins im 2. Quartal 2004

Application/Applikation	Region/Region	Volume/Volumen
Gaming	USA	>8 Mio. €
Oil fields	France	4,2 Mio. €
ATM	Japan	4,2 Mio. €
Train	France	3,8 Mio. €
Telecom	USA	2,4 Mio. €
Warsaw Underground	Poland	1,6 Mio. €



➢ Total number of design wins
Anzahl der Design Wins
80
70
60
50
40
30
20
10
0
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.

➢ Outlook

The positive business trend in the first half of the year, and especially the record figures in the second quarter, are clear indicators that we will not only achieve the sharp leap in growth that we forecast for the financial year, but also surpass it. Orders on hand, which again – for the third consecutive quarter – climbed to a new record level of EUR 108 million, and the very high number of design wins that we posted (136 development orders by the mid-year point compared with 35 in the same period last year) provide clear indications of this positive trend. For that reason, we are confidently assuming that we will increase our sales, organically and adjusted for currency translation, by 20 percent in 2004. Originally we had forecast an increase of 16 percent. Even more importantly, the positive figures and trends have led us to assume that compared with last year our profits will double to around EUR 20 million.

In fundamental terms, the many new development orders – and most topically the new ATCA technology – promise great growth potential not only for 2004, but also thereafter.

➢ Ausblick

Die gute Geschäftsentwicklung des ersten Halbjahres und insbesondere die Rekordzahlen des zweiten Quartals signalisieren deutlich, dass wir den für das Geschäftsjahr 2004 prognostizierten kräftigen Wachstumsschub nicht nur erreichen, sondern sogar übertreffen werden. Der wiederum auf ein neues Rekordniveau – und dies nun bereits im dritten Quartal in Folge – von 108 Mio. Euro gestiegene Auftragsbestand sowie das sehr hohe Niveau unserer Design Wins (136 Entwicklungsaufträge zum Ende des ersten Halbjahres gegenüber 35 im Vorjahreszeitraum) sind deutliche Indikatoren für diesen positiven Trend. Wir gehen deswegen fest davon aus, dass wir den Umsatz währungsbereinigt und organisch in 2004 um 20 Prozent steigern können. Ursprünglich hatten wir ein Plus von 16 Prozent prognostiziert. Und noch wichtiger: Die guten Zahlen und Entwicklungen veranlassen uns, von einer Verdoppelung des Gewinns auf ca. 20 Mio. Euro gegenüber dem Vorjahr auszugehen.

Grundlegend versprechen die vielen neuen Entwicklungsaufträge – und aktuell die neue ATCA Technologie – nicht nur für das Jahr 2004, sondern auch darüber hinaus hohe Wachstumspotenziale.

➤ Consolidated Statement of Income

➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

	QII 2004 TEUR	QII 2003 TEUR	HJ I 2004 TEUR	HJ I 2003 TEUR
Revenues Umsatzerlöse	67.623	54.057	130.717	109.241
Cost of goods sold Herstellungskosten des Umsatzes	-41.832	-32.986	-80.474	-66.865
Gross margin Bruttoergebnis vom Umsatz	25.792	21.071	50.243	42.376
Selling and marketing cost Vertriebskosten	-8.209	-7.490	-16.254	-14.360
General and administrative cost Allgemeine Verwaltungskosten	-5.021	-5.128	-10.354	-11.019
Research and development cost Forschungs- und Entwicklungskosten	-6.914	-6.094	-13.437	-12.493
Subtotal operating cost Zwischensumme operative Kosten	-20.143	-18.712	-40.045	-37.872
Other operating income and expense Sonstige betriebliche Erträge und betriebliche Aufwendungen	533	62	487	-349
Amortisation and reversal of goodwill/of intangible assets, related to acquisitions Abschreibung und Auflösung von Firmenwerten/ von immateriellen Vermögenswerten aus Akquisitionen	-41	-34.991	-109	-35.321
Operating income/loss before financial income, income taxes and minority interests Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter	6.141	-32.570	10.576	-31.166
Financial items Finanzergebnis	-337	-191	-720	-149
Income taxes Steuern vom Einkommen und Ertrag	-1.750	33	-3.045	-541
Net income/loss before minority interest and extraordinary item Konzernüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten	4.054	-32.728	6.811	-31.856
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn	-129	785	-117	888
Net income/loss Konzernüberschuss/-fehlbetrag	3.926	-31.943	6.694	-30.968
Net Income/loss per share (basic) in € Ergebnis je Aktie (unverwässert) in €	0,09	-0,70	0,15	-0,68
Net Income/loss per share (diluted) in € Ergebnis je Aktie (verwässert) in €	0,09	-0,69	0,15	-0,67
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend	45.654	45.654	45.654	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend	45.681	46.471	45.681	46.471

➤ Consolidated balance sheet - Assets - Liabilities and Equity

➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

ASSETS/AKTIVA	30.06.2004 TEUR	31.12.2003 TEUR
Current Assets/Umlaufvermögen		
Cash or equivalent Schecks, Kassenbestände, Guthaben bei Kreditinstituten	61.052	63.590
Short-term investments Wertpapiere des Umlaufvermögens	723	896
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	37.937	32.937
Inventories Vorräte	54.514	47.693
Deferred income taxes, short-term Latente Steuern	3.142	3.614
Other current receivables & assets Sonstige Forderungen	8.665	6.837
Total current assets Umlaufvermögen	166.033	155.567
Investments Finanzanlagen	628	869
Property, plant and equipment, net Sachanlagen	21.556	22.125
Intangible assets Immaterielle Vermögensgegenstände	4.236	3.674
Goodwill, net Firmen- oder Geschäftswert	86.087	83.466
Deferred income taxes, long-term Latente Steuern	13.977	15.119
Total assets/Aktiva	292.517	280.820

LIABILITIES AND EQUITY/PASSIVA	30.06.2004 TEUR	31.12.2003 TEUR
Current Liabilities/Kurzfristige Verbindlichkeiten		
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	27.459	18.758
Short term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	6.657	8.002
Current portion of capital lease obligation Finanzierungsleasing (kurzfristig)	335	385
Accruals Rückstellungen	13.079	12.644
Deferred revenues Passive Rechnungsabgrenzung	611	520
Deferred income taxes Latente Steuern	391	442
Other current liablilities Sonstige Verbindlichkeiten	3.442	6.036
Total current liabilities Kurzfristige Verbindlichkeiten total	51.974	46.787
Long-term borrowings Langfristige Verbindlichkeiten	39.611	37.980
Pensions Pensionsrückstellungen	250	259
Deferred revenues Passive Rechnungsabgrenzung	215	196
Capital lease long-term Finanzierungsleasing (langfristig)	313	443
Deferred income taxes, long-term Langfristige latente Steuern	4.087	3.615
Minority interest Anteile in Fremdbesitz	3.032	5.478
Equity/Eigenkapital		
Registered capital Gezeichnetes Kapital	45.654	45.654
Treasury stock Eigene Aktien	-1.971	-1.326
Additional paid-in capital Kapitalrücklage	177.392	177.392
Retained earnings Gewinnvortrag/Verlustvortrag	-5.487	-12.181
Other comprehensive income Erfolgsneutrale Eigenkapitalveränderungen	-22.553	-23.477
Equity total Eigenkapital total	193.035	186.062
Total liabilities and equity/Passiva	292.517	280.820

➤ Consolidated Cash-Flow
➤ Konzern Cash-Flow (US-GAAP)

	QII 2004 TEUR	QII 2003 TEUR	HJ I 2004 TEUR	HJ I 2003 TEUR
Net income/loss Konzernüberschuss/-fehlbetrag	3.926	-31.943	6.694	-30.968
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	129	-785	117	-888
Loss from at equity consolidated companies Eigenkapitalverluste von at equity konsolidierten Gesellschaften	0	0	35	0
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	1.392	36.804	2.762	38.966
Gain/loss on disposal fo fixed assets Gewinn/Verlust aus Abgang von Sachanlagevermögen	46	208	862	256
Deferred income taxes Latente Steuern	1.249	-1.260	2.044	-940
Other non cash effective items Sonstige nicht ausgabewirksame Gewinne und Verluste	-1.451	-1.350	-1.778	-1.198
Change in accounts receivable Veränderungen der Forderungen aus Lieferungen und Leistungen	-364	3.649	-4.218	6.241
Change in inventories Veränderungen der Vorräte	123	1.010	-6.359	-3.264
Change in other assets Veränderungen der sonstigen Forderungen	210	1.978	-1.977	752
Change in accounts payable and accrued charges Veränderungen der Verbindlichkeiten und Rückstellungen	4.811	-5.637	8.637	-4.540
Net cash used in/provided by operating activities Cash Flow aus laufender Geschäftstätigkeit	10.071	2.674	6.819	4.417
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögensgegenständen	-2.263	0	-4.101	0
Purchases of financial assets Erwerb von Finanzanlagen	-98	-988	-98	-1.762
Proceeds from the sale or disposal of property and equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immat. Vermögensgegenständen	150	11	152	49
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	-250	0	-248	0
Acquisitions/Sale of entities, net of cash Erwerb/Verkauf von Beteiligungen	1.853	-747	-4.512	-5.006
Net cash used in/provided by investing activities Mittelzufluss-/abfluss aus der Investitionstätigkeit	-608	-1.724	-8.807	-6.719
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	-2.924	319	-1.491	-1.138
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	1.756	719	1.211	-804
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	0	610	0	610
Dividends paid Dividenden	0	0	-19	0
Purchase/Sale of treasury stock, net Kauf/Verkauf eigener Aktien	-1.141	0	-645	0
Net cash used in/provided by financing activities Cash Flow aus der Finanzierungstätigkeit	-2.309	1.648	-944	-1.332
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf den Finanzmittelbestand	30	-738	394	-506
Net change in cash and equivalents Zahlungswirksame Veränderungen des Finanzmittelbestandes	7.184	1.860	-2.538	-4.140
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	53.868	40.154	63.590	46.154
Cash and equivalents at end of period Finanzmittelbestand am Ende der Periode	61.052	42.014	61.052	42.014

Notes

Erläuternde Angaben

1. Principles

The consolidated financial statements have been drawn up in Euros according to the US-General Accepted Accounting Standards (US-GAAP). There are no changes in the accounting principles and methods compared to the financial statements of fiscal year 2003.

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den US-General Accepted Accounting Standards (US-GAAP) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen- und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2003 aus.

2. Shareholders' Equity/Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Treasury stock Eigene Aktien TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/ -verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Total Insgesamt TEUR
December 31, 2002	45.654	0	177.392	16.384	-18.122	221.308
Foreign currency exchange differences Wechselkursveränderungen					1.846	1.846
Net income Periodenüberschuss				-30.968		-30.968
June 30, 2003	45.654	0	177.392	-14.584	-16.276	192.186
December 31, 2003	45.654	-1.326	177.392	-12.181	-23.477	186.062
Foreign currency exchange differences Wechselkursveränderungen					924	924
Net income Periodenüberschuss				6.694		6.694
Treasury stock Eigene Aktien		-645				-645
June 30, 2004	45.654	-1.971	177.392	-5.487	-22.553	193.035

3. Segmentinformation/Segmentberichterstattung

Different to last year the non-operating results of the Kontron AG holding are shown in column consolidation, not in column Europe.

In Abweichung zum Vorjahr werden die nicht operativen Ergebnisse der Kontron AG Holding in der Konsolidierungsspalte und nicht bei Europa dargestellt.

HJ I 2004	Europe Europa TEUR	North America Nord Amerika TEUR	Asia Asien TEUR	Consolidation Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	87.134	60.658	9.175	-26.250	130.717
third party revenues Außenumsatz	73.217	50.985	6.394	0	130.595
intercompany revenues Innenumsatz	13.917	9.674	2.781	-26.250	122
EBIT	5.380	5.378	303	-485	10.576
Income taxes Steuern vom Einkommen und Ertrag	-1.353	-1.596	-45	-51	-3.045
Amortization and depreciation Abschreibungen	1.415	1.066	226	55	2.762
Investment Investitionen	2.470	717	255	757	4.199
Balance sheet total Bilanzsumme	119.258	53.450	15.672	104.138	292.517

4. Shareholders within Management / Aktionäre im Management

Supervisory Board Aufsichtsrat	Shares Aktien	Options Aktienoptionen
Helmut Krings	23.999	0

Directors Vorstand	Shares Aktien	Options Aktienoptionen
Hannes Niederhauser	3.092.392	0
Ulrich Gehrmann	195.000	110.000
Thomas Sparrvik	0	100.000

5. Consolidated entity and corporate acquisitions/sales

In March, the investment rate has been increased for a total purchase price of 2,7 mio. Euros as follows: Kontron Asia Inc., Taiwan from 74,87 % to 99,22 % and Taiwan Mycomp Co. Ltd., Taiwan from 54,8 % to 66,13 %. On April 1st, 2004 both companies have been merged with Kontron Embedded Modules Asia Ltd., Taiwan to Kontron Embedded Technologies, Taiwan. In June, the investment rate has been increased by way of a capital increase by 3,7 % to 83,7 % in total. On April 1, 2004 the 100 % subsidiary ROI Computer GmbH, Roding has been merged with Kontron Embedded Computers GmbH, Eching. On May 6, 2004 the consolidated entity has been changed. The 100 % subsidiary Memotec has been sold to Comtech, Arizona.

5. Konsolidierungskreis und Unternehmenskäufe/-verkäufe

Im März wurde die Beteiligungsquote für einen Gesamtkaufpreis von 2,7 Mio. Euro an der Kontron Asia Inc., Taiwan von 74,87 auf 99,22 % erhöht und an der Taiwan Mycomp Co. Ltd., Taiwan von 54,8 auf 66,13 %. Beide Gesellschaften wurden zum 01. April mit der Kontron Embedded Modules Asia Ltd., Taiwan zur Kontron Embedded Technologies, Taiwan verschmolzen. Im Juni wurde im Zuge einer Kapitalerhöhung diese Beteiligung um 3,7 % auf nunmehr 83,7 % erhöht. Am 01. April 2004 wurde die 100%ige Tochter ROI Computer GmbH, Roding mit der Kontron Embedded Computers GmbH, Eching verschmolzen.

Der Konsolidierungskreis hat sich zum 06. Mai 2004 verändert.

Die 100%ige Tochter Memotec wurde an die Comtech, Arizona verkauft.


Boards
Systems
Applications

➢ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at its locations in Bavaria (Germany), Montreal and San Diego (America) and Taipei (Asia). Embedded computers (EC) are „electronic brains" based on hardware and software, designed to equip many different systems and appliances with intelligence. Founded back in 1962, the company is now the world market leader, employing over 1,700 members of staff, more than a third of them in the reseach, development and engineering divisions. The merger with JUMPtec Industrielle Computertechnik AG in summer 2002 created the largest supplier in the industry, for the first time covering the entire product and value creation chain in this sector. This positions Kontron as the absolute leader, playing a pioneering role in the Embedded Computer Technology (ECT) market. As the only manufacturer, the Group can offer all ECT products such as components and boards, as well as systems and solutions including standard and application software. As a global manufacturer, Kontron has a growing presence in the three main markets of North America, Europe and increasingly in the emerging markets of China, Russia, Eastern Europe and the Pacific area. Kontron's own sales branches in over 20 countries support the global sale of its products.

Embedded Computer Technology is one of the most important markets of the future. More and more machines and technical systems are being equipped with these "electronic brains". Embedded Computer Systems not only simplify everyday life in many different areas, but above all they can be used universally as industrial special solutions. ECs control navigation systems in cars, elevators, multimedia telephones, dialysis and X-ray machines and ATMs. Complex ECT systems network fleets of vehicles, control the data flow in mobile radio networks, provide security and speed on the internet or are used in the latest track vehicle technology to calculate angles of incline and speed increase. The systems are becoming increasingly complex, resulting in growing demand for ever more intelligent solutions in the respective end applications.

➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer über 1.700 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt Kontron im Markt der Embedded Computer Technologie (ECT) eine absolute Spitzenposition und Vorreiterrolle ein. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland, Osteuropa und dem pazifischen Raum präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Die Embedded Computer Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Embedded Computer Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Die Systeme steuern Navigationssysteme im Auto, Aufzüge, Multimedia-Telefone, Dialyse- und Röntgengeräte sowie Bankautomaten. Komplexe ECT-Systeme vernetzen Fahrzeug-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität aus – mit der Folge einer wachsenden Nachfrage nach immer intelligenteren Lösungen in den Endanwendungen.

kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 81 65-77 0
Fax +49 (0) 81 65-77 38 5
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com

Quarterly Report III/2004
Quartalsbericht III/2004

➢ To the point

Strategic course set for the future.

As part of the company's strategy of ensuring sustained future growth and technology leadership, Kontron AG has now taken two crucial steps: The appointing of Charles Newcomb as the new CFO underscores the significance of US business for the company. One of the main tasks of the American CFO will be to reinforce contacts with US investors. Improving and aligning Corporate Governance with US standards is another major objective. The significance of the US market for Kontron is reflected by the fact that US business was already generating 40 percent of the total sales volume. In the third quarter alone, Kontron recorded an increase of 28 percent compared to the year-earlier quarter. Focusing on business in the US is also having the effect of raising the interest of international investors in Kontron.

Along with appointing a new CFO, we have taken a second, important step towards securing our technology leadership by purchasing patents and technologies. The technology of Saabruecken-based Giga Stream, now insolvent, will help us to gain a pacesetting position in the promising ATCA market, and the know-how of Gespac, which has also filed for bankruptcy, will strengthen our position in the rail vehicle sector.

Even without these acquisitions, however, the first nine months of this year deliver proof that we are going in the right direction. By September 30, sales had climbed to EUR 195 million, which is a remarkable increase of almost 20 percent. In the first nine months, EBIT stood at EUR 15 million, with the third quarter contributing EUR 4.4 million.

We anticipate a strong fourth quarter and can thereby confirm our forecast for the financial year 2004 of raising sales by 20 percent adjusted for the effects of currency translation and doubling EBIT year on year. We are confident that we will achieve significant gains in results in the years that lie ahead as well.



➢ Auf ein Wort

Strategische Weichen für die Zukunft gestellt.

Die Kontron AG hat im Rahmen ihrer strategischen Ausrichtung, nachhaltiges Wachstum und Technologieführerschaft für die Zukunft zu sichern, gleich zwei entscheidende Schritte unternommen. Mit der Ernennung des neuen Finanzvorstands Charles Newcomb wird der hohen Bedeutung des US-amerikanischen Geschäfts für Kontron Rechnung getragen. Der Amerikaner soll die Kontakte zu US-Investoren intensivieren. Gleichzeitig ist eine Verbesserung der Corporate Governance an das US-Niveau angestrebt. Wie bedeutend der US-Markt für uns ist, zeigt sich auch dadurch, dass die USA in 2004 bereits mit knapp 40 Prozent zum Gesamtumsatzvolumen beitragen. Allein im dritten Quartal verbuchte Kontron hier ein Plus von 28 Prozent im Vergleich zum Vorjahresquartal. Mit der Fokussierung auf das US-Geschäft rückt Kontron immer mehr in das Interesse internationaler Investoren.

Parallel zur Neubesetzung des Finanzvorstands stellten wir im zweiten Schritt mit dem Kauf von Patenten und Technologien die Weichen zur Sicherung unserer technologischen Spitzenposition: Die Technologie der insolventen Giga Stream mit Sitz in Saarbrücken hilft uns, im vielversprechenden ATCA Markt eine Vorreiterstellung einzunehmen, das Know-how der insolventen Gespac stärkt unsere Position im Bereich Schienenfahrzeuge.

Doch auch ohne Akquisitionen bewiesen wir in den ersten neun Monaten diesen Jahres, dass unsere Richtung stimmt. Der Umsatz kletterte bis zum 30. September auf 195 Mio. Euro - ein stolzes Plus von knapp 20 Prozent. Das EBIT lag in den ersten neun Monaten bei 15 Mio. Euro, wozu das dritte Quartal mit 4,4 Mio. Euro beitrug.

Wir erwarten ein starkes viertes Quartal und bekräftigen deshalb unsere Prognose für das Geschäftsjahr 2004, den Umsatz im Vergleich zum Vorjahr um 20 Prozent währungsbereinigt zu steigern und das EBIT zu verdoppeln - und sind zuversichtlich, auch über das Jahr 2004 hinaus deutlich zulegen zu können.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	1-9/2004 in Mio €	1-9/2003 in Mio €
Revenue Umsatzerlöse	195,0	163,6
Gross margin Bruttoergebnis vom Umsatz	74,7	64,2
Operational cost Operative Kosten	60,2	56,8
EBIT	15,0	6,4*
Net income Periodenüberschuss	9,8	-29,3*
Cash flow from operat. activities Operativer Cash Flow	11,0	9,5

* vor Sonderabschreibungen Firmenwert Q2/2003 in Höhe von 34,7 Mio. Euro
before exceptional write-off of goodwill Q2/2003 in the amount of Euro 34.7 million

	9/2004 in Mio €	12/2003 in Mio €
Cash & short term investments Kassenbestand & kurzfristige Wertp.	57,2	64,5
- as of Bank loans - davon Bankverbindlichkeiten	46,4	46,0
Inventory and trade receivables Vorräte und Forderungen L.u.L.	92,0	80,6
Total assets Bilanzsumme	291,2	280,8
Equity ratio Eigenkapitalquote	67,0%	66,3%
Number of employees Mitarbeiter	1.811	1.687
- as of which engineers in R & D - davon Ingenieure in F & E	677	588

➢ **Order backlog** in mio €
➢ **Auftragsbestand** in Mio €

9/2004	6/2004	3/2004	12/2003	9/2003
102	108	107	100	98

➢ **design wins** in mio €
➢ **Design Wins** in Mio €

Q3/04	Q2/04	Q1/04	Q4/03	Q3/03
30,6	29,0	30,5	28,3	26,6

kontron
... always a Jump ahead!

➢ The situation

In the third quarter of 2004, Kontron AG raised its sales and profit year on year. Sales climbed 18.4 percent to EUR 64.3 million as compared with EUR 54.4 million in the year-earlier period. In the first nine months, the company boosted sales to EUR 195 million, an increase of 19.2 percent as compared with EUR 163.6 million in the year-earlier period. Adjusted for the effects of currency translation, growth stood at 23.7 percent.

Growth stimulus in the third quarter was generated by the gaming and transportation markets in particular. In terms of regional sales, Russia was the country showing the most vibrant growth rate at 68 percent. Orders on hand at the end of the third quarter 2004 posted EUR 102 million, which represents a currency-adjusted increase of 11.3 percent over EUR 98 million in the year-earlier period. The low dollar price was the reason for orders on hand disclosed in euros contracting by five million month on month.



➤ Continuously growing EBIT margins (mio €)
➤ Kontinuierlich wachsende EBIT Margen (Mio €)
Revenues
150,8
163,6
195
1-9/2002
1-9/2003
1-9/2004
EBIT
1,7
6,4
15,0
1-9/2002
1-9/2003
1-9/2004
EBIT margins
1,1%
3,9%
8,1%
1-9/2002
1-9/2003
1-9/2004

In the first nine months of 2004, EBIT rose to EUR 15 million (EBIT before depreciation and amortization 1-9/2003: EUR 6.4 million), which is a year-on-year increase of 134 percent. The third quarter contributed EUR 4.4 million to this result (Q3 2003: EUR 2.9 million). Net income in the first nine months came to EUR 9.8 million (including goodwill amortization 1-9/2003: EUR -29.3 million). Net profit in the third quarter came in at EUR 3.1 million (Q3 2003: EUR 1.6 million).

At the end of the third quarter, the cash flow from operating activities stood at EUR 11 million, significantly above the previous-year level. As per September 30, cash in hand came to EUR 57.2 million which, net of all bank liabilities, results in a net cash position of EUR 10.8 million. With a balance sheet total of EUR 291.2 million, the equity ratio posted 67 percent. As per September 30, the workforce rose to 1,811 compared with 1,556 in September 2003 in response to the large number of design wins. The share of the numbers of engineers in this increase leapt by a disproportionate 23 percent, to 677 engineers.

Die Kontron AG hat im dritten Quartal 2004 den Umsatz und den Gewinn gegenüber dem Vorjahreszeitraum gesteigert. Der Umsatz kletterte um 18,4 Prozent auf 64,3 Mio. Euro (Vorjahreszeitraum: 54,4 Mio. Euro). In den ersten neun Monaten steigerte das Unternehmen den Umsatz gegenüber dem Vorjahreszeitraum um 19,2 Prozent auf 195 Mio. Euro (Vorjahreszeitraum: 163,6 Mio. Euro). Währungsbereinigt betrug das Wachstum 23,7 Prozent.

Wachstumsimpulse gingen im dritten Quartal insbesondere von den Märkten Gaming und Transportation aus. Regional konnten mit 68 Prozent die höchsten Zuwächse in Russland erreicht werden. Der Auftragsbestand erzielte zum Ende des dritten Quartals 2004 mit 102 Mio. Euro im Vergleich zum Vorjahreszeitraum (98 Mio. Euro) währungsbereinigt ein Plus von 11,3 Prozent. Der niedrige Dollarkurs ließ den Auftragsbestand – in Euro dargestellt - im Vergleich zum zweiten Quartal 2004 um fünf Millionen schrumpfen.

Mit 15 Mio. Euro (EBIT vor Firmenabschreibungen 1-9/ 2003: 6,4 Mio. Euro) kletterte das EBIT in den ersten neun Monaten 2004 im Vergleich zum Vorjahreszeitraum um 134 Prozent. Das dritte Quartal trug dazu mit 4,4 Mio. Euro (Vorjahreszeitraum: 2,9 Mio. Euro) bei. Der Jahresüberschuss betrug in den ersten neun Monaten 9,8 Mio. Euro (inklusive Goodwill-Abschreibungen 1-9/2003: -29,3 Mio. Euro). Der Nettogewinn lag im dritten Quartal bei 3,1 Mio. Euro (Vorjahreszeitraum: 1,6 Mio. Euro).

Der operative Cash-Flow aus der laufenden Geschäftstätigkeit betrug zum Ende des dritten Quartals 11 Mio. Euro und lag damit deutlich über Vorjahresniveau. Zum 30. September betrug der Kassenbestand 57,2 Mio. Euro - nach Abzug aller Bankverbindlichkeiten ergibt sich eine Nettoliquidität von 10,8 Mio. Euro. Bei einer Bilanzsumme von 291,2 Mio. Euro betrug die Eigenkapitalquote 67 Prozent. Die Zahl der Mitarbeiter stieg zum 30. September aufgrund der zahlreichen Design Wins auf 1.811 gegenüber 1.556 zum September 2003. Die Zahl der Ingenieure wuchs überproportional um 23 Prozent auf 677 Ingenieure.

➢ The stock

The Kontron stock saw a decidedly upbeat trend in the third quarter. The stock price rose from its lowest level of EUR 5,70 in August to EUR 7,42 at the end of October - a remarkable increase of 30 percent. Currently the number of shareholders stands at 72.000. This wide shareholders structure shows the great confidence in the company and in the stock. The Management Board wants to enlarge this excellent base by more institutional investors. For this, our strong US business presence (40 percent of total revenue) will be supported by strong investor relations and marketing actions. Kontron has recently invested a great deal of effort in raising their interest. As from November, American Depositary Receipts (ADRs) are to be issued for US investors. ADRs are traded in the same way as US stocks on the US stock exchanges. One of their special features is the swiftness with which the payment of dividend and special dividend payouts can be effected. Appointing the American Charles Newcomb to the position of CFO was a move intended to facilitate interaction with US investors and improve the transparency required by US regulatory requirements. Moreover, the Supervisory Board has been extended to include Hugh Nevin and David Malmberg, two more Americans with excellent contacts to the financial industry. Nevertheless, there are no plans to bring the company to the NASDAQ, the US high tech stock exchange.



Kontron AG - TecDAX - 01.07.2004 bis 29.10.2004
EUR
7.5
7.0
6.5
6.0
5.5
— TecDAX
— Kontron
01.07.2004
30.07.
31.08.
30.09.
29.10.

➢ Zur Aktie

Die Kontron-Aktie hat sich im dritten Quartal sehr positiv entwickelt. Der Kurs stieg seit seinem Tief von 5,70 Euro im August auf 7,42 Euro zum Ende Oktober - ein stolzes Plus von 30 Prozent. Die Zahl der Aktionäre liegt derzeit bei 72.000. In der breiten Anlegerstruktur zeigt sich, wie groß das Vertrauen in das Unternehmen und die Aktie ist. Dem Vorstand geht es nun darum, die hervorragende Basis der Anlegerstruktur noch um weitere institutionelle Investoren zu erweitern. Dafür soll das US-amerikanische Geschäft mit einem Umsatzanteil von knapp 40 Prozent von einer entsprechenden Investor Relations inklusive verstärkter Marketingaktivitäten begleitet werden. Um auch deren Interesse zu wecken, hat Kontron zuletzt viel getan. Ab November werden über die Bank of New York American Depositary Receipts (ADRs) für US-Investoren ausgegeben. ADRs werden genau so gehandelt, wie es für US-Aktien an US-Börsen üblich ist. Insbesondere erleichtern sie die schnelle Gutschrift von Dividenden und Sonderausschüttungen. Die Ernennung des Amerikaners Charles Newcomb zum Finanzvorstand soll sowohl die Kontakte zu US-Investoren aber auch die Transparenz nach US-Regulatorien verbessern. Zudem wurde der Aufsichtsrat mit Hugh Nevin und David Malmberg um zwei weitere Amerikaner mit guten Kontakten zur Finanzindustrie erweitert. Trotzdem ist auch weiterhin kein Gang an die US-amerikanische High-Tech-Börse Nasdaq geplant.

➤ Design wins – the key to future growth

Kontron is a supplier of complex technologies and not a standard product manufacturer. Combining these technologies enables us to develop embedded computers which are then integrated as components (the control system, i.e. the brain) into our customers' products. Kontron's success depends on how successful its customer's products are – and the extent to which we succeed depends on being integrated into as many of the products of our customers as possible.

If a customer decides to have a product controlled by one of Kontron's embedded computers, we assume that we have a design win. However, it generally takes up to a year before sales can be generated, as we need the time to develop the control system together with the end customer and adjust it for the customer's future tasks. This cooperation creates a strong bond. The success of our customer and our own success are closely linked during the lifetime of the end product. Switching business relationships is virtually impossible.

➤ Major Design Wins in QIII/2004

Vertikaler Markt/ Vertical market	Region/Region	Potenzieller Umsatz p.a. Potential revenues p.y.
Transportation	USA	10,0 Mio. €
Telecom	Denmark	3,0 Mio. €
Transportation	Austria	2,1 Mio. €
Automation	USA	1,5 Mio. €
Energy	France	1,0 Mio. €
Automation	USA	1,0 Mio. €

The advantage of the embedded computer business model is obvious: It is easy to plan. Our customers' sales plans means that we know today what volume of sales new design wins will generate for us in a year's time. This allows us to plan our resources accordingly.

In the last four quarters in particular, Kontron has succeeded in concluding a large number of design wins with high revenue expectations. While 67 design wins were garnered in the first half-year of 2003, with sales forecast at EUR 31.2 million, the figure in the third quarter of 2004 alone had already reached this level, namely 53 design wins with a sales forecast of EUR 30.6 million. This represents an increase of almost 100 percent.



➤ Potential annual revenues of design wins (mio. €)
Geplante jährliche Umsätze der Design Wins (MIO.€)
30
25
20
15
10
15,1
16,1
26,6
28,3
30,5
29,0
30,6
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.

➤ Outlook: maintaining dynamic growth

Based on the current number of design wins, we anticipate a strong fourth quarter. We expect sales and earnings to reach record levels unparalleled in the history of the company. We also uphold our forecast that sales, adjusted for the effects of currency translation, will see a 20 percent increase and that EBIT is set to double to EUR 20 million in 2004 as against the financial year 2003.

Our optimism is founded in the sharp rise in the number of design wins from 62 in the first half of 2003 to more than 100 in the second half of the same year. These development contracts, or design wins, have meanwhile been brought to a close and are going into intensive serial production in the fourth quarter, which will drive Kontron's sales up rapidly.

We are also boosting growth by reinforcing our technology leadership. Acquiring the technologies, patents and facilities of the insolvent company Giga Stream has strengthened our operations in the promising area of ATCA technology. In addition, we have bolstered our market leadership in the railway technology segment through the acquisition of the technologies of the Swiss company Gespac.

We are also optimistic for the year that lies ahead and intend to maintain our dynamic growth. What is more, we will be improving our market position through the strategic acquisition of smaller companies, with the aim of expanding our technology base and raising our margins. Our drive towards improving efficiency will in particular serve to boost efficiency measured against sales by a very substantial measure.

zukünftiges Wachstum

Kontron ist kein Anbieter von Standardprodukten, sondern ein Anbieter von komplexen Technologien. Durch Kombination dieser Technologien entwickeln wir Embedded Computer, die wiederum als Komponente (Steuerungssystem – das Hirn) in die Produkte unserer Kunden integriert sind. Kontron ist nur erfolgreich, wenn die Produkte unserer Kunden erfolgreich sind – und wenn wir in möglichst viele Produkte unserer Kunden integriert sind.

Falls sich ein Kunde dazu entschließt, sein Produkt durch einen Embedded Computer von Kontron steuern zu lassen, gehen wir von einem Design Win aus. Bis wir allerdings Umsätze erzielen vergeht noch bis zu einem Jahr. Immerhin müssen wir das Steuerungssystem gemeinsam mit dem Endkunden noch entwickeln und an seine zukünftigen Aufgaben anpassen. Diese Zusammenarbeit schweißt zusammen – für die Lebensdauer des Endproduktes können wir nur gemeinsam erfolgreich sein – ein Wechsel der Geschäftsbeziehung ist nahezu unmöglich.

Der Vorteil des Embedded Computer Geschäftsmodells liegt auf der Hand: Es ist sehr gut planbar. Wir wissen bereits heute durch die Absatzpläne unserer Kunden welche Umsätze wir in einem Jahr mit dem neuen Design Win tätigen werden. Wir können unsere Ressourcen entsprechend planen. Gerade in den letzten vier Quartalen konnte Kontron Design Wins mit besonders hohen Umsatzerwartungen abschließen. Während im ersten Halbjahr 2003 noch 67 Design Wins mit 31,2 Mio. Euro prognostizierten Umsätzen gewonnen wurden, lag der Wert allein im dritten Quartal 2004 bereits auf demselben Niveau: 53 Design Wins mit 30,6 Mio. Euro prognostizierten Umsätzen. Eine Steigerung um fast 100 Prozent.



➤ Total number of design wins
Anzahl der Design Wins
60
40
20
0
20
32
52
53
68
68
53
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04

➤ Ausblick: Weiter auf Wachstumskurs

Auf Basis der aktuellen Design Wins gehen wir von einem starken vierten Quartal aus. Wir erwarten sowohl beim Umsatz als auch beim Ertrag ein neues Rekordniveau in der Kontron Geschichte. Zudem stehen wir auch fest zu unserer Prognose, 2004 im Vergleich zum Geschäftsjahr 2003 währungsbereinigt eine Umsatzsteigerung in Höhe von 20 Prozent und eine Verdoppelung des EBIT auf 20 Mio. Euro zu erzielen.

Der Optimismus begründet sich auf den starken Anstieg der Design Wins von 62 im ersten Halbjahr 2003 auf über 100 im zweiten Halbjahr 2003. Diese Entwicklungsaufträge sind mittlerweile fertig gestellt und gehen im vierten Quartal verstärkt in Serienfertigung – und dies bewirkt den Umsatzschub bei Kontron.

Wachstum forcieren wir auch durch den Ausbau der Technologieführerschaft. Mit der Übernahme von Technologien, Patenten und Einrichtungen der insolventen Giga Stream haben wir uns im September im Bereich der zukunftsträchtigen ATCA-Technologie verstärkt. Zudem haben wir unsere Marktposition im Segment Bahntechnologie mit dem Kauf der Technologien der Schweizer Gespac ausgebaut.

Aber auch für 2005 sind wir optimistisch und wollen unser Wachstum fortsetzen. Zudem werden wir unsere Marktstellung und Positionierung durch strategische Zukäufe von kleineren Firmen verbessern. Dabei ist es unser Ziel, unsere Technologiebasis zu erweitern und unsere Margen zu erhöhen. Insbesonders werden wir aber den Ertrag über Effizienzsteigerungen überproportional zum Umsatz steigern.

➤ Consolidated statement of income

➤ Konzern Gewinn- und Verlustrechnung (US-GAAP)

	QIII 2004 TEUR	QIII 2003 TEUR	1-9/2004 TEUR	1-9/2003 TEUR
Revenues **Umsatzerlöse**	64.273	54.379	194.990	163.621
Cost of goods sold Herstellungskosten des Umsatzes	-39.836	-32.527	-120.310	-99.392
Gross margin **Bruttoergebnis vom Umsatz**	24.437	21.852	74.680	64.229
Selling and marketing cost Vertriebskosten	-8.073	-7.002	-24.327	-21.362
General and administrative cost Allgemeine Verwaltungskosten	-4.914	-5.474	-15.268	-16.494
Research and development cost Forschungs- und Entwicklungskosten	-7.161	-6.447	-20.598	-18.941
Subtotal operating cost **Zwischensumme operative Kosten**	-20.148	-18.923	-60.193	-56.797
Other operating income and expense Sonstige betriebliche Erträge und betriebliche Aufwendungen	146	60	633	-289
Amortisation of goodwill/of intangible assets, related to acquisitions Abschreibung von Firmenwerten/ von immateriellen Vermögenswerten aus Akquisitionen	-39	-104	-148	-35.425
Operating income/loss before financial income, income taxes and minority interests **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter**	4.396	2.885	14.972	-28.282
Financial items Finanzergebnis	-198	-332	-918	-481
Income taxes Steuern vom Einkommen und Ertrag	-1.274	-690	-4.319	-1.230
Net income/loss before minority interest and extraordinary item **Konzernüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter und außergewöhnlichen Posten**	2.924	1.863	9.735	-29.993
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	194	-245	76	643
Extraordinary item (change of method in evaluation) Ausserordentliches Ergebnis (Änderung der Bewertungsmethode)	-1	0	0	-1
Net income/loss **Konzernüberschuss/-fehlbetrag**	3.117	1.618	9.811	-29.351
Net Income/loss per share (basic) in € Ergebnis je Aktie (unverwässert) in €	0,07	0,04	0,22	-0,64
Net Income/loss per share (diluted) in € Ergebnis je Aktie (verwässert) in €	0,07	0,03	0,23	-0,63
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend	45.303	45.654	45.303	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend	45.570	47.689	45.570	46.471

➤ Consolidated balance sheet - Assets - Liabilities and Equity
➤ Konzern Bilanz (US-GAAP) - Aktiva - Passiva

ASSETS/AKTIVA	30.09.2004 TEUR	31.12.2003 TEUR
Current Assets/Umlaufvermögen		
Cash or equivalent Schecks, Kassenbestände, Guthaben bei Kreditinstituten	57.242	63.590
Short-term investments Wertpapiere des Umlaufvermögens	0	896
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	37.855	32.937
Inventories Vorräte	54.194	47.693
Deferred income taxes, short-term Latente Steuern	2.402	3.614
Other current receivables & assets Sonstige Forderungen	9.961	6.837
Total current assets Umlaufvermögen	161.654	155.567
Investments Finanzanlagen	3.981	869
Property, plant and equipment, net Sachanlagen	21.235	22.125
Intangible assets Immaterielle Vermögensgegenstände	4.265	3.674
Goodwill, net Firmen- oder Geschäftswert	86.071	83.466
Deferred income taxes, long-term Latente Steuern	14.027	15.119
Total assets/Aktiva	291.233	280.820

LIABILITIES AND EQUITY/PASSIVA	30.09.2004 TEUR	31.12.2003 TEUR
Current Liabilities/Kurzfristige Verbindlichkeiten		
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	23.513	18.758
Short term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	7.024	8.002
Current portion of capital lease obligation Finanzierungsleasing (kurzfristig)	261	385
Accruals Rückstellungen	12.517	12.644
Deferred revenues Passive Rechnungsabgrenzung	843	520
Deferred income taxes, short term Latente Steuern	273	442
Other current liablilities Sonstige Verbindlichkeiten	4.557	6.036
Total current liabilities Kurzfristige Verbindlichkeiten total	48.988	46.787
Long-term borrowings Langfristige Verbindlichkeiten	39.343	37.980
Pensions Pensionsrückstellungen	298	259
Deferred revenues Passive Rechnungsabgrenzung	496	196
Capital lease long-term Finanzierungsleasing (langfristig)	287	443
Deferred income taxes, long-term Langfristige latente Steuern	3.809	3.615
Minority interest Anteile in Fremdbesitz	2.779	5.478
Equity/Eigenkapital		
Registered capital Gezeichnetes Kapital	45.654	45.654
Treasury stock Eigene Aktien	-2.680	-1.326
Additional paid-in capital Kapitalrücklage	177.392	177.392
Retained earnings Gewinnvortrag/Verlustvortrag	-2.370	-12.181
Other comprehensive income Erfolgsneutrale Eigenkapitalveränderungen	-22.763	-23.477
Equity total Eigenkapital total	195.233	186.062
Total liabilities and equity/Passiva	291.233	280.820

> Consolidated Cash Flow
> Konzern Cash-Flow (US-GAAP)

	QIII 2004 TEUR	QIII 2003 TEUR	1-9/2004 TEUR	1-9/2003 TEUR
Net income/loss **Konzernüberschuss/-fehlbetrag**	3.117	1.618	9.811	-29.351
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	-194	245	-76	-643
Loss from at equity consolidated companies Eigenkapitalverluste von at equity konsolidierten Gesellschaften	0	0	35	0
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und auf Firmenwerte	1.420	1.698	4.181	40.664
Gain/loss on disposal of fixed assets Gewinn/Verlust aus Abgang von Sachanlagevermögen	56	-35	918	221
Deferred income taxes Latente Steuern	130	641	2.175	-299
Other non cash effective items Sonstige nicht ausgabewirksame Gewinne und Verluste	-59	-431	-1.838	-1.629
Change in accounts receivable Veränderungen der Forderungen aus Lieferungen und Leistungen	257	-699	-3.962	5.542
Change in inventories Veränderungen der Vorräte	345	-246	-6.014	-3.511
Change in other assets Veränderungen der sonstigen Forderungen	424	1.199	-1.554	1.955
Change in accounts payable and accrued charges Veränderungen der Verbindlichkeiten und Rückstellungen	-1.353	1.106	7.285	-3.433
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	4.143	5.096	10.961	9.516
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögensgegenständen	-1.640	-891	-5.740	-2.653
Purchases of financial assets Erwerb von Finanzanlagen	-3.380	-28	-3.478	-28
Proceeds from the sale or disposal of property and equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immat. Vermögensgegenständen	-137	-6	15	43
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	250	75	1	75
Acquisitions/Sale of entities, net of cash Erwerb/Verkauf von Beteiligungen	-2.473	-1.117	-6.985	-6.124
Net cash used in/provided by investing activities **Mittelzufluss-/abfluss aus der Investitionstätigkeit**	-7.380	-1.967	-16.187	-8.687
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	256	-2.539	-1.246	-3.677
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-53	-604	1.158	-1.408
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	23	-635	23	0
Proceeds of issuance of common shares Einzahlungen aus Kapitalerhöhung	-10	25	0	0
Dividends paid Dividenden	0	0	-19	0
Purchase/Sale of treasury stock, net Kauf/Verkauf eigener Aktien	-710	0	-1.354	0
Net cash used in/provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	-494	-3.753	-1.438	-5.085
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf den Finanzmittelbestand	-79	-195	315	-703
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	-3.810	-819	-6.348	-4.959
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	61.052	42.014	63.590	46.154
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	57.242	41.195	57.242	41.195

Notes

Erläuternde Angaben

1. Principles

The consolidated financial statements have been drawn up in Euros according to the US-General Accepted Accounting Standards (US-GAAP). There are no changes in the accounting principles and methods compared to the financial statements of fiscal year 2003.

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den US-General Accepted Accounting Standards (US-GAAP) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen- und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2003 aus.

2. Shareholders' Equity/Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Treasury stock Eigene Aktien TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Total Insgesamt TEUR
December 31, 2002	45.654	0	177.392	16.384	-18.122	221.308
Foreign currency exchange differences Wechselkursveränderungen					264	264
Net income Periodenüberschuss				-29.350		-29.350
September 30, 2003	45.654	0	177.392	-12.966	-17.858	192.222
December 31, 2003	45.654	-1.326	177.392	-12.181	-23.477	186.062
Foreign currency exchange differences Wechselkursveränderungen					714	714
Net income Periodenüberschuss				9.811		9.811
Treasury stock Eigene Aktien		-1.354				-1.354
September 30, 2004	45.654	-2.680	177.392	-2.370	-22.763	195.233

3. Segmentinformation/Segmentberichterstattung

Different to last year the non-operating results of the Kontron AG holding are shown in column consolidation, not in column Europe.

In Abweichung zum Vorjahr werden die nicht operativen Ergebnisse der Kontron AG Holding in der Konsolidierungsspalte und nicht bei Europa dargestellt.

1-9/2004	Europe Europa TEUR	North America Nord Amerika TEUR	Asia Asien TEUR	Consolidation Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	131.172	90.154	13.763	-40.099	194.990
third party revenues Außenumsatz	108.764	76.384	9.445	0	194.593
intercompany revenues Innenumsatz	22.408	13.770	4.318	-40.099	397
EBIT	7.824	7.401	391	-644	14.972
Income taxes Steuern vom Einkommen und Ertrag	-1.816	-2.527	-22	46	-4.319
Amortization and depreciation Abschreibungen	2.092	1.610	382	97	4.181
Investment Investitionen	3.770	993	293	4.162	9.218
Balance sheet total Bilanzsumme	118.775	56.204	15.665	100.590	291.233

4. Shareholders within Management / Aktionäre im Management

Supervisory Board Aufsichtsrat	Shares Aktien	Options Aktienoptionen
Helmut Krings	23.999	0
Hugh Nevin	2.200	0

Directors Vorstand	Shares Aktien	Options Aktienoptionen
Hannes Niederhauser	3.090.392	0
Ulrich Gehrmann	195.000	185.000
Thomas Sparrvik	0	175.000

5. Consolidated entity and corporate acquisitions/sales

As of April 1st, the Taiwanese companies Kontron Embedded Modules Asia Ltd., Kontron Asia Inc. and Taiwan Mycomp Co. Ltd. have been merged to Kontron Embedded Technologies, Taiwan. The investment rate has been increased to 83.7 percent.

The 100 % subsidiary Memotec has been sold to Comtech, Arizona.

As of September 30, 2004 the participation in Kontron Mobile Computing, Minneapolis has been increased from 64 % to 100 % by going private (squeeze-out) and merged as formally Nasdaq listed company into Kontron America, San Diego. The final purchase price allocation will be finalized within the fourth quarter. Purchase price of appr. 3.6 mio. Euros is shown as a financial investment in the third quarter.

5. Konsolidierungskreis und Unternehmenskäufe/-verkäufe

Zum 01. April wurden die taiwanesichen Gesellschaften Kontron Embedded Modules Asia Ltd., Kontron Asia Inc. und Taiwan Mycomp Co. Ltd. zur Kontron Embedded Technologies, Taiwan verschmolzen und die Beteiligungsquote auf 83,7 Prozent erhöht.

Die 100%ige Tochter Memotec wurde an die Comtech, Arizona verkauft.

Zum 30. September 2004 wurde die Beteiligung an der Kontron Mobile Computing, Minneapolis von 64 % auf 100 % erhöht, wobei die vormals an der Nasdaq gelistete Gesellschaft privatisiert (Squeeze-out) und mit der Kontron America, San Diego verschmolzen wurde. Die endgültige Purchase Price Allocation wird im Lauf des vierten Quartals fertiggestellt. Der Kaufpreis von ca. 3.6 Mio. Euro ist im Quartalsbericht III vorläufig als Finanzinvestment dargestellt.


Boards
Applications
Systems

➢ Kontron – a Profile

The Kontron Group develops and produces embedded computer systems at its locations in Bavaria (Germany), Montreal and San Diego (America) and Taipei (Asia). Embedded computers (EC) are „electronic brains" based on hardware and software, designed to equip many different systems and appliances with intelligence. Founded back in 1962, the company is now the world market leader, employing over 1,700 members of staff, more than a third of them in the reseach, development and engineering divisions. The merger with JUMPtec Industrielle Computertechnik AG in summer 2002 created the largest supplier in the industry, for the first time covering the entire product and value creation chain in this sector. This positions Kontron as the absolute leader, playing a pioneering role in the Embedded Computer Technology (ECT) market. As the only manufacturer, the Group can offer all ECT products such as components and boards, as well as systems and solutions including standard and application software. As a global manufacturer, Kontron has a growing presence in the three main markets of North America, Europe and increasingly in the emerging markets of China, Russia, Eastern Europe and the Pacific area. Kontron's own sales branches in over 20 countries support the global sale of its products.

Embedded Computer Technology is one of the most important markets of the future. More and more machines and technical systems are being equipped with these "electronic brains". Embedded Computer Systems not only simplify everyday life in many different areas, but above all they can be used universally as industrial special solutions. ECs control navigation systems in cars, elevators, multimedia telephones, dialysis and X-ray machines and ATMs. Complex ECT systems network fleets of vehicles, control the data flow in mobile radio networks, provide security and speed on the internet or are used in the latest track vehicle technology to calculate angles of incline and speed increase. The systems are becoming increasingly complex, resulting in growing demand for ever more intelligent solutions in the respective end applications.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Bereits 1962 gegründet, beschäftigt das Unternehmen heute als Weltmarktführer über 1.700 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Durch die Fusion mit der JUMPtec Industrielle Computertechnik AG im Sommer 2002 ist der größte Anbieter in der Branche entstanden, der darüber hinaus erstmals die gesamte Produkt- und Wertschöpfungskette in diesem Bereich abdeckt. Damit nimmt Kontron im Markt der Embedded Computer Technologie (ECT) eine absolute Spitzenposition und Vorreiterrolle ein. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland, Osteuropa und dem pazifischen Raum präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

Die Embedded Computer Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Embedded Computer Systeme erleichtern in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern sind vor allem als industrielle Speziallösungen universell einsetzbar. Die Systeme steuern Navigationssysteme im Auto, Aufzüge, Multimedia-Telefone, Dialyse- und Röntgengeräte sowie Bankautomaten. Komplexe ECT-Systeme vernetzen Fahrzeug-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in der neuesten Schienenfahrzeug-Technologie zur Berechnung von Neigungswinkel und Geschwindigkeitssteigerung eingesetzt. Dabei zeichnen sich die Systeme durch eine stark zunehmende Komplexität aus – mit der Folge einer wachsenden Nachfrage nach immer intelligenteren Lösungen in den Endanwendungen.

kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 8165-770
Fax +49 (0) 8165-77385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com

Quarterly Report II/2005
Quartalsbericht II/2005

➢ To the point

Our order books are full

And here is the best piece of news right to begin with: At Kontron AG the order books are full. In fact, we are recording the strongest volume of enquiries in the history of our company. At the end of the second quarter, orders on hand stood at EUR 128.1 million. This is about 20 percent above the figure noted at the end of March and by comparison with the same period last year, in which we had already reached a record level. These positive indicators for the near future are supported by the high, and once again increased volume of development orders amounting to EUR 45 million, which also warrants expectations of good business developments over the medium term. But there is also a record figure from the very recent past that is noteworthy: the second quarter of 2005 returned sales of EUR 71.2 million, representing a gain of 14 percent over the first three months of the year. Following on a somewhat subdued start of business activities in January, the positive upwards trend at Kontron has continued in a consistent manner. Although the weak first quarter of the year may prove difficult to compensate over the course of the full year, we are, in view of the rapid pace of the upward trend, optimistic that we will achieve the announced strong growth in sales in 2005. We are currently anticipating a new sales record in the third quarter. On the earnings side we were able to boost EBIT from EUR 3.6 million to EUR 5.0 million in the second quarter over the first three months of the year. This is not quite in line with our target, but we are convinced, in view of the rising trend over the past months and the strong order intake, that profit growth will outperform revenue growth. However, as already mentioned at the Shareholders' Meeting in June, we are experiencing increased pressure on margins in connection with our rising volumes. All in all, the good news prevails: Kontron AG is developing in a highly dynamic and profitable manner and is looking towards excellent future developments.



➢ Auf ein Wort

Die Auftragsbücher sind voll

Die beste Nachricht vorneweg: Die Auftragsbücher der Kontron AG sind voll; die Anfragen sind so hoch wie noch nie in der Geschichte unseres Unternehmens: 128,1 Mio. Euro betrug der Auftragsbestand zum Ende des zweiten Quartals. Das sind fast 20 Prozent mehr als Ende März und im Vergleich zum Vorjahreszeitraum, in dem der Auftragsbestand bereits Rekordniveau erreicht hatte. Diese positiven Signale für die nahe Zukunft werden unterstützt durch das hohe und noch einmal gestiegene Volumen der Entwicklungsaufträge von etwa 45 Mio. Euro, die auch mittelfristig eine gute Geschäftsentwicklung erwarten lassen. Aber auch für die Gegenwart beziehungsweise jüngste Vergangenheit können wir mit einem Rekordwert aufwarten: 71,2 Mio. Euro betrug der Umsatz im zweiten Quartal, ein Plus von 14 Prozent gegenüber den ersten drei Monaten dieses Jahres. Damit hat sich der positive Aufwärtstrend nach einem eher verhaltenen Start im Januar dieses Jahres konsequent fortgesetzt. Auch wenn das eher schwache erste Quartal im Gesamtgeschäftsjahr nur schwer zu kompensieren sein wird, sind wir aufgrund des rasanten Aufwärtstrends zuversichtlich, 2005 das angekündigte kräftige Umsatzwachstum zu erzielen. Für das dritte Quartal rechnen wir mit einem erneuten Umsatzrekord. Auf der Ergebnisseite konnten wir im zweiten Quartal gegenüber den ersten drei Monaten dieses Jahres beim EBIT von 3,6 Mio. Euro auf 5,0 Mio. Euro zulegen. Damit sind wir zwar noch nicht bei unserer Zielvorgabe, aber die steigende Tendenz der vergangenen Monate und der gute Auftragseingang stimmen uns optimistisch, im Gesamtgeschäftsjahr 2005 eine Ertragssteigerung überproportional zum Umsatz zu erreichen. Allerdings: Wie auch schon bei der Hauptversammlung im Juni ausgeführt, macht sich mit unseren wachsenden Volumina ein erhöhter Margendruck bemerkbar. Unter dem Strich steht die gute Nachricht: Die Kontron AG entwickelt sich sehr dynamisch, profitabel und hat beste Zukunftschancen.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	1HJ/2005 in Mio €	1HJ/2004 in Mio €
Revenues Umsatzerlöse	133,5	130,9
Gross margin Bruttoergebnis vom Umsatz	49,8	50,4
Operational cost Operative Kosten	42,2	40,1
EBIT	8,6	10,6
Net income Periodenüberschuss	6,0	6,6
Cash flow from operat. activities Operativer Cash Flow	3,4	6,9
Number of design wins Anzahl Design Wins	127	136
Design wins (in mio EUR) Design Wins (in Mio. EUR)	87,4	59,5

	6/2005 in Mio €	12/2004 in Mio €
Cash & short term investments Kassenbestand & kurzfristige Wertp.	61,3	56,3
- as of bank loans - davon Bankverbindlichkeiten	42,0	42,6
Inventory and trade receivables Vorräte und Forderungen L.u.L.	109,5	82,1
Total assets Bilanzsumme	328,3	278,8
Equity ratio Eigenkapitalquote	68,5%	69,1%
Number of employees Mitarbeiter	1.915	1.832
- as of which engineers in R & D - davon Ingenieure in F & E	736	694
Order backlog Auftragsbestand	128,1	100,2

➤ **Our growth (in mio EUR)**
➤ **Unser Wachstum (in Mio. EUR)**


300
200
100
0
126
189
215
229
262
ca. 300
2000
2001
2002
2003
2004
2005e

kontron

➢ Kontron's position

In the second quarter Kontron AG generated sales of EUR 71.2 million, which represents a new record mark. Growth over the first quarter is just more than 14 percent. In the first half of 2005, total sales came in at EUR 133.5 million over EUR 130.9 million in the same period last year. Following a weak start of the year, the business dynamics increased continuously. The upwards trend is especially reflected by the key figure stating the value of orders at hand, which had reached a new record level at the end of the second quarter at EUR 128.1 million, and is about 20 percent above the same period last year, and over March 2005. At the same time, the high volume of development orders - totaling EUR 42.9 million in the first quarter - was once again boosted to EUR 44.5 million. In terms of regions, growth impulses are relatively evenly distributed between the USA, Europe and the emerging markets. Viewed according to application areas, gaming (entertainment industry), telecommunications, energy and medical technology showed especially strong demand.

The operating result was boosted from EUR 3.6 million in the first quarter to EUR 5.0 million in the second quarter. In the first half year, EBIT was recorded at EUR 8.6 million over EUR 10.6 million in the same period last year. The surplus for the period stood at EUR 6.0 million for the first half of the year and slightly lower than the prior year period (EUR 6.6 million). In the first half-year period, costs have only slightly moved up to EUR 42.2 million over EUR 40.1 million in the same period last year.

The restructuring of the **US company Dolch Computer Systems Inc.**, which was acquired in March this year, is on a good way. As of May 1, the company merged with the Kontron operations based in Minneapolis, while production activities were shifted to the Kontron location in San Diego in July. All of the respective measures will be concluded according to planning as of the end of September. Based on the current sound volume of orders at hand, it is expected that the company will make a positive contribution to the earnings of the Kontron Group in the second half of the year.

The rising order volume that Kontron is especially achieving with large scale customers has currently resulted in stronger pressure on margins. In spite of an increase in the engineering share, and thereby also in value creation, the gross margin stands at just 37.5 percent, which is a slight improvement compared to the first quarter, but not satisfactory. A program of measures, which included setting up a new Strategic Purchasing Department, has already been defined.

The solid financial and assets situation of Kontron AG was also underscored in the second quarter, and thereby throughout the entire first half of 2005: cash at hand stood at EUR 61.3 million over EUR 59 million at the end of March. As in the first quarter, indebtedness to banks amounted to EUR 42.0 million. In connection with a balance sheet total of EUR 328,3 million, the equity ratio was 68.5 percent. The workforce consisted of 1,915 members of staff over 1,731 employees at the end of June 2004.

➢ Revenues and EBIT trend (in mio EUR)
➢ Umsatz und EBIT Trend (in Mio. EUR)



Revenues
90,6
109,2
130,9
133,5
1HJ/02
1HJ/03
1HJ/04
1HJ/05
EBIT
0,8
3,6*
10,6
8,6
1HJ/02
1HJ/03
1HJ/04
1HJ/05

**Vor Sonderabschreibung Firmenwert Q2/2003 in Höhe von 34,7 Mio. EUR*
**before exceptional write-off of goodwill Q2/2003 in the amount of EUR 34.7 million*

➢ Zur Lage

Die Kontron AG hat im zweiten Quartal einen Umsatz von 71,2 Mio. Euro erzielt und damit ein neues Rekordniveau erreicht. Gegenüber dem ersten Quartal betrug das Wachstum damit über 14 Prozent. Im ersten Halbjahr 2005 lag der Umsatz bei 133,5 Mio. Euro gegenüber 130,9 Mio. Euro im Vorjahreszeitraum. Damit wurde nach einem schwachen Start zu Beginn des Jahres die Geschäftsentwicklung zunehmend dynamischer. Besonders deutlich wird der starke Aufwärtstrend an der Kennziffer des Auftragsbestandes, der zum Ende des zweiten Quartals mit 128,1 Mio. Euro ein neues Rekordniveau erreichte und so fast 20 Prozent über dem Vorjahreszeitraum und gegenüber März 2005 lag. Gleichzeitig konnte das hohe Volumen der Entwicklungsaufträge - im ersten Quartal 42,9 Mio. Euro - noch einmal auf 44,5 Mio. Euro gesteigert werden. Die Wachstumsimpulse gehen regional relativ gleichmäßig auf die USA, Europa und die Emerging Markets zurück. In den Anwendungsgebieten waren die Bereiche Gaming (Vergnügungsindustrie), Telekommunikation, Energie und Medizintechnik besonders stark.

Das operative Ergebnis konnte von 3,6 Mio. Euro im ersten Quartal auf 5,0 Mio. Euro im zweiten Quartal gesteigert werden. Das EBIT im ersten Halbjahr lag damit bei 8,6 Mio. Euro gegenüber 10,6 Mio. Euro im Vorjahreszeitraum. Der Periodenüberschuss lag im ersten Halbjahr 2005 mit 6,0 Mio. Euro knapp unter Vorjahresniveau (6,6 Mio. Euro). Die Kosten haben sich im ersten Halbjahr nur leicht auf 42,2 Mio. Euro gegenüber 40.1 Mio. Euro im Vorjahreszeitraum erhöht.

Auf gutem Weg ist die Restrukturierung der **US-Firma Dolch Computer Systems Inc.**, die im März dieses Jahres übernommen wurde. Zum 1. Mai wurde das Unternehmen mit Kontron in Minneapolis verschmolzen, im Juli wurde die Produktion an den Kontron-Standort in San Diego verlagert. Alle Maßnahmen werden planmäßig Ende September abgeschlossen sein. Aufgrund des derzeit bereits guten Auftragsbestandes wird schon im zweiten Halbjahr mit einem positiven Beitrag des Unternehmens zum Ertrag der Kontron-Gruppe gerechnet.

Die wachsenden Auftragsvolumina, die Kontron insbesondere bei Großkunden zu verzeichnen hat, haben aktuell zu einem erhöhten Margendruck geführt. Trotz Erhöhung des Engineering-Anteils und damit der Wertschöpfung ist die Bruttomarge mit 37,5 Prozent zwar gegenüber dem ersten Quartal leicht verbessert, aber nicht zufriedenstellend. Ein entsprechendes Programm, unter anderem mit der Gründung einer neuen Abteilung Strategischer Einkauf, wurde bereits aufgesetzt.

Die solide Finanz- und Vermögenslage der Kontron AG konnte im zweiten Quartal, und damit auch im ersten Halbjahr 2005, untermauert werden: Der Kassenbestand lag bei 61,3 Mio. Euro gegenüber 59,0 Mio. Euro Ende März. Die Bankverbindlichkeiten betrugen wie auch im ersten Quartal 42,0 Mio. Euro. Bei einer Bilanzsumme von 328,3 Mio. Euro lag die Eigenkapitalquote bei 68,5 Prozent. Die Mitarbeiterzahl betrug 1.915 gegenüber 1.731 Ende Juni 2004.

➤ Consolidated statement of income

➤ Konzern Gewinn- und Verlustrechnung (IFRS)

	QII 2005** TEUR	QII 2004* TEUR	1-6/2005** TEUR	1-6/2004* TEUR
Revenues Umsatzerlöse	71.224	67.743	133.496	130.880
Cost of goods sold Herstellungskosten des Umsatzes	-44.510	-41.829	-83.700	-80.491
Gross margin Bruttoergebnis vom Umsatz	26.714	25.914	49.796	50.389
Selling and marketing cost Vertriebskosten	-8.381	-8.254	-16.465	-16.309
General and administrative cost Allgemeine Verwaltungskosten	-5.564	-5.040	-10.226	-10.394
Research and development cost Forschungs- und Entwicklungskosten	-8.103	-6.910	-15.601	-13.421
Subtotal operating cost Zwischensumme operative Kosten	-22.048	-20.204	-42.292	-40.124
Other operating income and expense Sonstige betriebliche Erträge und betriebliche Aufwendungen	342	462	1.131	412
Amortisation and impairment of intangible assets, related to acquisitions Abschreibung von immateriellen Vermögenswerten aus Akquisitionen	-52	-43	-95	-113
Operating income/loss before financial income, income taxes and minority interests Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter	4.956	6.129	8.540	10.564
Financial items Finanzergebnis	-254	-386	-594	-821
Income taxes Steuern vom Einkommen und Ertrag	-1.078	-1.750	-1.622	-3.045
Net income/loss before minority interest Konzernüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter	3.624	3.993	6.324	6.698
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	-201	-129	-278	-117
Net income/loss Konzernüberschuss/-fehlbetrag	3.423	3.864	6.046	6.581
Net Income/loss per share (basic) in € Ergebnis je Aktie (unverwässert) in €	0,07	0,08	0,13	0,14
Net Income/loss per share (diluted) in € Ergebnis je Aktie (verwässert) in €	0,07	0,08	0,13	0,14
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend	48.954	45.654	48.134	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend	49.102	45.681	48.335	45.681

***) The US-GAAP accounts of the comparison period have been converted to IFRS by adjustment of accounting standards.**
Der US-GAAP Abschluss des Vergleichszeitraumes wurde um rechnungslegungsrelevante Unterschiede (US-GAAP - IFRS) auf IFRS übergeleitet.

****) The personnel expenses resulting from the stock option program according to IFRS 2 are included for the first time in 2005.**
In 2005 ist erstmalig der Personalaufwand aufgrund des Aktienoptionsprogramms gemäß IFRS 2 enthalten.

➢ Consolidated balance sheet - Assets - Liabilities and Equity

➢ Konzern Bilanz (IFRS) - Aktiva - Passiva

ASSETS AKTIVA	30.06.2005 TEUR	31.12.2004 TEUR
Cash or equivalent Flüssige Mittel	61.305	56.303
Short term investments Wertpapiere des Umlaufvermögens	38	36
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	46.507	34.780
Inventories Vorräte	62.986	47.363
Advanced payments Geleistete Anzahlungen auf Vorräte	6.151	4.785
Other current receivables & assets Übrige Forderungen	10.559	7.848
Total current assets Summe kurzfristige Vermögenswerte	**187.546**	**151.115**
Investments Finanzanlagen	643	810
Property, plant and equipment, net Sachanlagevermögen	26.147	23.608
Intangible assets Immaterielle Vermögenswerte	3.942	2.771
Goodwill, net Firmen- oder Geschäftswert	89.379	80.743
Deferred income taxes Latente Steuern	20.631	19.709
Total non current assets Summe langfristige Vermögenswerte	**140.742**	**127.641**
Total assets/Aktiva	**328.288**	**278.756**

LIABILITIES AND EQUITY PASSIVA	30.06.2005 TEUR	31.12.2004 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	33.844	20.205
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	3.379	4.143
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	390	470
Accruals Rückstellungen	12.099	11.087
Deferred revenues Rechnungsabgrenzungsposten	2.714	966
Other current liabilities Übrige kurzfristige Verbindlichkeiten	7.169	5.655
Total current liabilities Summe kurzfristige Verbindlichkeiten	**59.595**	**42.526**
Long-term borrowings Langfristige Verbindlichkeiten	38.577	38.485
Pensions Pensionsrückstellungen	306	264
Deferred revenues Rechnungsabgrenzungsposten	42	32
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	671	775
Deferred income taxes Latente Steuern	4.217	4.144
Total non current liabilities Summe langfristige Verbindlichkeiten	**43.813**	**43.700**
Registered capital Gezeichnetes Kapital	48.954	45.654
Additional paid-in capital Kapitalrücklage	196.664	178.123
Retained earnings Bilanzgewinn/-verlust	-4.101	-10.147
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen	-18.858	-23.277
Treasury stock Eigene Anteile	-1.380	-28
Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital	**221.279**	**190.325**
Minority interest Anteile in Fremdbesitz	3.601	2.205
Equity total Summe Eigenkapital	**224.880**	**192.530**
Total liabilities and equity Passiva	**328.288**	**278.756**

➢ Consolidated Cash-Flow

➢ Konzern Cash-Flow (IFRS)

	QII/2005 TEUR	QII/2004* TEUR	01-06/2005 TEUR	01-06/2004* TEUR
Net income/loss **Konzernjahresüberschuss/-fehlbetrag**	3.423	3.864	6.046	6.581
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	201	129	278	117
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	1.522	1.397	2.187	2.771
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	436	46	493	862
Change in deferred income taxes Änderung der latenten Steuern	719	1.246	1.177	2.041
Other non cash effective items Sonstige zahlungsunwirksame Gewinne und Verluste	-26	-1.317	-664	-1.524
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:				
Accounts receivable Forderungen aus Lieferungen und Leistungen	-3.024	-389	-4.869	-4.271
Inventories Vorräte	-7.242	123	-10.980	-6.359
Other assets Sonstige Forderungen	-360	263	-1.938	-1.956
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	10.396	4.841	11.675	8.605
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	6.045	10.203	3.405	6.867
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-1.768	-2.287	-3.754	-4.128
Purchases of financial assets Erwerb von Finanzanlagen	-134	-98	-231	-98
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	0	150	1	152
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	0	-250	0	-248
Acquisitions of entities Erwerb von Beteiligungen	-313	1.853	-13.325	-1.776
Acquisitions of additional equity in subsidiaries Erwerb von zusätzlichen Anteilen an Tochterunternehmen	-874	0	-874	-2.736
Net cash used in/provided by investing activities **Mittelzufluss-/abfluss aus der Investitionstätigkeit**	-3.089	-632	-18.184	-8.834
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	135	-2.963	-1.059	-1.519
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-514	1.756	-410	1.211
Proceeds from issuance of common shares Kapitalerhöhung	-317	0	21.642	10
Purchase of treasury stock Kauf eigener Aktien	-416	-1.141	-1.385	-1.293
Sale of treasury stock Verkauf eigener Aktien	0	0	5	648
Net cash used in/provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	-1.112	-2.348	18.793	-943
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	528	-7	988	355
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	2.372	7.216	5.002	-2.555
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	58.933	53.949	56.303	63.720
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	61.305	61.165	61.305	61.165

*) The US-GAAP accounts of the comparison period have been converted to IFRS by adjustment of accounting standards.
Der US-GAAP Abschluss des Vergleichszeitraumes wurde um rechnungslegungsrelevante Unterschiede (US-GAAP - IFRS) auf IFRS übergeleitet.

➢ Notes

1. Accounting principles:

The accounts have been prepared in euro according to the regulations of the International Accounting Standard Board (IASB) and do not entail any changes over the rules of accounting and methods applied in preparing the consolidated accounts for the 2004 business year, with the exception of the first time adoption of IFRS 2. **As a result, the fictitious cost of the employee stock option program were not reported in 2004, but are contained in the figures of 2005.** All figures are given in thousands of euros (TEUR), unless explicitly stated otherwise. The comparative figures are based on the prior year US-GAAP accounts, which have been converted to IFRS by adjustment of accounting standards. Those issues have been considered which are not of subordinate importance for the assets-, finance- and earnings position of the Kontron Group.

➢ Erläuternde Angaben

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den Vorschriften des International Accounting Standard Board (IASB) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2004 aus, mit Ausnahme der erstmaligen Anwendung von IFRS 2. **Aufgrund dessen wurden die fiktiven Kosten des Mitarbeiteroptionsprogrammes in 2004 nicht zum Ansatz gebracht, sind jedoch in 2005 enthalten.** Alle Angaben erfolgen in Tausend Euro (TEUR) sofern nicht anders vermerkt. Die Vergleichszahlen basieren auf dem vorjährigen US-GAAP-Abschluss, der um rechnungslegungsrelevante Unterschiede auf IFRS übergeleitet wurde. Dabei wurden die Sachverhalte berücksichtigt, die für die Vermögens-, Finanz- und Ertragslage des Konzerns nicht von untergeordneter Bedeutung waren.

	Registered capital Gezeichnetes Kapital TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
December 31st, 2003	**45.654**	**178.189**	**-23.695**	**-23.517**	**-1.326**	**175.305**	**5.459**	**180.764**
Net change in treasury stock Zugang/Abgang eigener Aktien					-645	-645		-645
Minority interest Anteile in Fremdbesitz						0	-2.298	-2.298
Foreign currency exchange differences Wechselkursveränderungen				925		925		925
Net income/loss Konzernjahresüberschuss-/fehlbetrag			6.581			6.581	-129	6.452
June 30, 2004	**45.654**	**178.189**	**-17.114**	**-22.592**	**-1.971**	**182.166**	**3.032**	**185.198**
December 31st, 2004	**45.654**	**178.123**	**-10.147**	**-23.277**	**-28**	**190.325**	**2.205**	**192.530**
Net change in treasury stock Zugang/Abgang eigener Aktien		-33			-1.352	-1.385		-1.385
Minority interest Anteile in Fremdbesitz						0	1.674	1.674
Foreign currency exchange differences Wechselkursveränderungen				4.419		4.419		4.419
Capital increase of approved capital Kapitalerhöhung aus genehmigtem Kapital	3.300	18.574				21.874		21.874
Net income Konzernjahresüberschuss			6.046			6.046	-278	5.768
June 30st, 2005	**48.954**	**196.664**	**-4.101**	**-18.858**	**-1.380**	**221.279**	**3.601**	**224.880**

3. Segment information

Deviating from the prior year, the segment information is subject to the guidelines and regulations according to IFRS. Regional segment reporting is now presented for the regions of Europe, North America and the Emerging Markets (previously only for Asia).

3. Segmentberichterstattung

In Abweichung zum Vorjahr unterliegt die Segmentinformation den Richtlinien nach IFRS. Die regionale Segmentberichterstattung wird nunmehr auf die Regionen Europa, Nordamerika und Emerging Markets (vormals nur Asien) dargestellt.

01-06/2005	Europe/Europa TEUR	America/Amerika TEUR	Emerging Markets TEUR	Consolidation* TEUR	Total/Summe TEUR
Sales Revenues Umsatzerlöse	85.889	58.213	16.465	-27.071	133.496
Third parties revenues Außenumsatz	70.578	47.888	15.026	-7	133.486
Intercompany revenues Innenumsatz	15.311	10.325	1.438	-27.064	10
EBIT Earnings before interest and taxes EBIT Ergebnis vor Zinsen und Steuern	5.286	2.625	1.064	-436	8.540
Investment/ Investitionen	957	1.295	1.121	612	3.985

* The figures of Kontron AG are contained in the „consolidation" column / In der Konsolidierunsspalte sind die Daten der Kontron AG enthalten

4. Equity:
The equity amounts without any changes to 48.954.112 shares at a nominal value of EUR 1.00.

5. Treasury shares
As of June 30, 2005, Kontron AG held 215.247 own shares.

6. Shareholders within Management

Supervisory Board Aufsichtsrat	Shares Aktien	Share options Aktienoptionen
Helmut Krings	23.999	20.000
Pierre McMaster	0	20.000
Prof. Georg Färber	1.126	20.000
Hugh Nevin	2.800	20.000
David Malmberg	0	20.000

7. Consolidated entity and corporate acquisitions
By comparison with the 2004 annual report, the group of consolidated companies has changed as follows: As of March, Dolch Computer Systems Inc., Fremont was acquired at a total purchase price of EUR 12.8 million, and will be included in the consolidated results as of March. In May 2004, the company Memotec was sold. Memotec has been consolidated until May 2004, but not in the respective period 2005. In June 2005 Kontron has increased its share in RTSoft (Russia) by 4 percent to 57 percent for a purchase price of EUR 874.000.

8. Significant events after the reporting period cutoff date
There were no significant events after the reporting period cutoff date.

4. Eigenkapital
Das Eigenkapital beträgt im zweiten Quartal unverändert 48.954.112 Aktien zum Nennwert von 1 Euro.

5. Eigene Aktien
Zum 30. Juni 2005 hält die Kontron AG 215.247 eigene Aktien.

6. Aktionäre im Management

Management Board Vorstand	Shares Aktien	Share options Aktienoptionen
Hannes Niederhauser	3.013.392	0
Ulrich Gehrmann	195.000	185.000
Thomas Sparrvik	0	175.000
Charles Newcomb	73.198	65.000

7. Konsolidierungskreis und Unternehmenskäufe
Der Konsolidierungskreis hat sich gegenüber dem Jahresabschluss 2004 wie folgt verändert: Ab März wurde die Dolch Computer Systems Inc., Fremont für einen Gesamtkaufpreis von 12,8 Mio. Euro übernommen und ist ab März in den Ergebnissen konsolidiert. Im Mai 2004 wurde die Memotec verkauft. Memotec wurde bis zum Mai 2004 konsolidiert, jedoch nicht im Vergleichszeitraum 2005. Im Juni 2005 hat Kontron seinen Anteil an RTSoft (Russland) um 4 Prozent auf 57 Prozent erhöht zum Kaufpreis von 874.000 Euro.

8. Wesentliche Ereignisse nach Abschluss der Berichtsperiode.
Es gab keine wesentlichen Ereignisse nach Abschluss der Berichtsperiode.


Embedded Computer
applications & technologies

➢ Kontron – A profile of the Group

At its locations in Bavaria (Germany), Montreal and San Diego (North America), as well as Taipei (Asia) the Kontron Group produces embedded computer systems. Embedded computers (EC) are electronic brains, based on hardware and software that provide a wide range of different systems, facilities, equipment and devices with intelligence. With a look to the bigger picture, the embedded computer technology market is one of the most significant markets of the future, considering that more and more machines, facilities and systems are being equipped with these "electronic brains". Already established in 1962, Kontron now ranks as global technology leader and employs a workforce of more than 1,900 members of staff, of which more than one third is active in the areas of research, development and engineering. The Kontron Group is the only vendor capable of offering all ECT products such as components, and boards as well as systems and solutions, including standard and application software. As a global manufacturer, Kontron is present in the main markets of North America and Europe, and is also positioned in the emerging markets of China, Russia and East Europe. The company's own sales organizations located in more than 20 countries are supporting the marketing and sale of Kontron products worldwide.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Die Embedded Computer-Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Bereits 1962 gegründet, beschäftigt die Kontron AG heute als globaler Technologieführer über 1.900 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

➤ The share

Following a peak in February 2005 of EUR 7.88, the Kontron share price dropped to EUR 5.85 by May, and has since then consistently trended upward and cleared the EUR 7 mark again in July. In view of the good business developments, however, the share price development is by no means satisfactory.
As already announced in the first quarter, additional capital increases are not planned over the short or medium term. At the general meeting of shareholders of Kontron AG in June this year, this decision was implemented by company management and the capital increase item was struck off the agenda.
At present, some 76,000 private investors are holding about 50 percent of the Kontron shares, while institutional investors account for 40 percent and company management holds the remaining 6 percent.

➤ Zur Aktie

Die Kontron-Aktie ist nach ihrem Höchststand von 7,88 Euro im Februar 2005 in ihrem Kurs bis zum Mai auf 5,85 Euro gefallen, befindet sich seitdem aber wieder in einem stetigen Aufwärtstrend und überschritt im Juli wieder die 7 Euro-Marke. Angesichts der guten Geschäftsentwicklung ist die Kursentwicklung allerdings keinesfalls zufriedenstellend.
Wie bereits im ersten Quartal angekündigt, sind kurz- und mittelfristig weitere Kapitalerhöhungen nicht geplant. Auf der ordentlichen Hauptversammlung der Kontron AG im Juni dieses Jahres wurde diese Entscheidung vom Management auch konsequent umgesetzt – der Punkt Kapitalerhöhung wurde von der Agenda gestrichen.
Aktuell halten 76.000 private Investoren ca. 50 Prozent der Kontron-Aktien, 44 Prozent sind im Besitz institutioneller Investoren, 6 Prozent hält das Management.

➤ The Share in numbers
Die Aktie in Zahlen

	Q2/2005
Earnings per share 2004 / Ergebnis je Aktie 2004	30 Cent
Equity per share per June 30 / Eigenkapital je Aktie per 30.06.	4,61 Euro
Number of shares per June 30 / Aktienzahl per 30.06.	48,9 Mio. Euro
Highest (lowest) price per share / Höchst (Tiefst)kurs	7,24(5,85) Euro
Price per share end of quarter / Quartalsschlusskurs	6,99 Euro
Market capitalization per June 30 / Marktkapitalisierung per 30.06.	349 Mio. Euro


Kontron AG - TecDAX - 01.01.2005 bis 30.06.2005
Kontron
EUR
8.0
7.5
7.0
6.5
6.0
5.5
— TecDAX
— Kontron
01.01.2005
31.01.
28.02.
31.03.
29.04.
31.05.
30.06.

➤ Outlook: Further gains in sales and earnings in the second half of the year

In view of the high and continuously rising order volume of EUR 128 million at the end of the second quarter and the volume of development orders to a total of EUR 45 million the second half of 2005 can be expected to show further gains in sales and earnings. We expect an additional rise in sales in the third quarter to a new record mark, as well as an increase in operating results. In spite of the weak first quarter, we are optimistic that the consistent and significant upward trend will translate as strong sales gains in the 2005 business year and will return a figure close to the EUR 300 million mark (over EUR 261 million in 2004). On the earnings side, the major challenge for Kontron in the future will be to effectively counter the increased pressure on margins by consistently expanding the engineering share of products on the one hand, and by focused measures in strategic purchasing, and thereby incrementally increase the gross margin to 39 percent and more. A number of respective measures have already been implemented. In the 2005 business year the earnings strength of Kontron AG will continue to rise. In connection with slightly reduced profit expectations, we anticipate generating an above average gain in operating results from around EUR 20 million in 2004, to at least EUR 23 million in 2005.

➤ Ausblick: Weitere Umsatz- und Ergebnissteigerung im zweiten Halbjahr

Der hohe und kontinuierlich gestiegene Auftragsbestand von 128 Mio. Euro zum Ende des zweiten Quartals und das ebenfalls gewachsene Volumen der Entwicklungsaufträge auf nunmehr 45 Mio. Euro lassen auch in der zweiten Jahreshälfte einen weiter stetigen Anstieg bei Umsatz und Ergebnis erwarten. Im dritten Quartal prognostizieren wir einen erneuten Umsatzzuwachs auf einen neuen Rekordwert und eine Steigerung des operativen Ergebnisses. Trotz des schwachen ersten Quartals sind wir aufgrund der stetigen signifikanten Aufwärtsentwicklung zuversichtlich, im Geschäftsjahr 2005 ein kräftiges Umsatzwachstum zu erzielen und im Bereich der 300 Mio. Euro-Marke (gegenüber 261 Mio. Euro in 2004) zu landen. Auf der Ertragsseite wird es für Kontron die wichtigste Herausforderung der Zukunft sein, dem erhöhten Margendruck zum einen durch die weiter stetige Ausweitung des Engineering-Anteils an den Produkten und zum anderen durch gezielte Programme im strategischen Einkauf wirksam zu begegnen und damit die Bruttomarge auf 39 Prozent und mehr zu heben. Entsprechende Maßnahmen sind bereits eingeleitet. Im Geschäftsjahr 2005 wird die Ertragskraft der Kontron AG weiter steigen. Wir gehen bei einer leicht reduzierten Gewinnerwartung von einem überproportionalen Wachstum des operativen Ergebnisses von 20 Mio. Euro in 2004 auf mindestens 23 Mio. Euro aus.

Number of design wins

Anzahl Design Wins


68
53
74
67
60
Q2/04
Q3/04
Q4/04
Q1/05
Q2/05

Potential annual revenues of design wins* (in mio EUR)

Geplante jährliche Umsätze der Design Wins* (in Mio. EUR)


29,0
30,6
30,4
42,9
44,5
Q2/04
Q3/04
Q4/04
Q1/05
Q2/05

**) Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.

Order backlog / Auftragsbestand


107,5
101,6
100,2
107,4
128,1
6/2004
9/2004
12/2004
3/2005
6/2005

kontron
Kontron AG
Oskar-von-Miller-Strasse 1 • D-85386 Eching
Tel. +49(0)8165-770 • Fax +49(0)8165-77385
Investor Relations: Gaby Moldan
www.kontron.com • investor@kontron.com

➤ To the point

Flying start in 2006

Kontron AG is off to a flying start into the new business year 2006. With gains of 40 percent in sales as well as the operating result, over the first quarter of the past year, the signs are decidedly pointing to growth. According to our strategy defined in 2005, we will be concentrating entirely on organic growth without any additional company acquisitions - which will definitely be benefiting our liquidity. The following ratio is notable here: achieving one dollar of growth through acquisitions impacts the bottom line with up to two dollars on average. By contrast, one dollar of organic growth can be financed by 40 cents. Consequently, in spite of the enormous first quarter growth, the corporation generated an operating cash flow of EUR 5.4 million. We have been able to invest this excess liquidity in a targeted manner in the further expansion of our leading technology position, and the hiring of new highly qualified engineers. And moreover, our shareholders will also be benefiting from this situation in a direct manner. At the upcoming general meeting of the shareholders we will be proposing to disburse a first-time dividend payment, and in 2006 we will also be continuing the successful share buyback program.

Kontron AG has set three central targets for the 2006 business year: healthy sales growth of at least 10 percent, as well as achieving further gains in earnings strength and stronger generation of cash. With the worldwide development and production capacities that we had already further expanded and newly organized, we have created efficient structures in order to successfully handle the dynamic growth in order volume. The temporary delivery bottlenecks that occurred in the course of the past year have been overcome in the meantime. In addition, we will be working on the further enhancement of efficiency in a very targeted manner in order to increase profitability.

With EUR 86.6 million sales, an operating result of EUR 5.1 million, EUR 5.4 million operating cash flow and a record order intake of EUR 112 million - these key figures of the first quarter give rise to strong optimism that we will fully attain the targets we have set for 2006.



➤ Auf ein Wort

Superstart in 2006

Die Kontron AG ist mit einem Blitzstart ins neue Geschäftsjahr 2006 gestartet. Mit vierzig Prozent Plus, sowohl beim Umsatz wie auch dem operativen Ergebnis, gegenüber dem ersten Quartal des Vorjahres stehen die Zeichen eindeutig auf Wachstum. Gemäß unserer 2005 formulierten Strategie konzentrieren wir uns dabei voll auf organisches Wachstum ohne weitere Firmenakquisitionen – gut vor allem für unsere Liquidität. Zum Vergleich: Ein Dollar Wachstum durch Akquisition belastet die Kasse durchschnittlich mit bis zu zwei Dollar. Ein Dollar organisches Wachstum kann hingegen mit vierzig Cent finanziert werden. Damit ergab sich im ersten Quartal trotz des enormen Wachstums ein operativer Cash Flow von 5,4 Mio. Euro. Diese überschüssige Liquidität können wir zum einen gezielt in den weiteren Ausbau unserer Technologieführerschaft und die Einstellung hoch qualifizierter Ingenieure investieren. Zum anderen profitieren unsere Aktionäre auch direkt. So werden wir erstmals der Hauptversammlung für das abgelaufene Geschäftsjahr eine Dividende vorschlagen und auch 2006 das erfolgreiche Aktienrückkaufprogramm weiterführen.

Für das Geschäftsjahr 2006 hat die Kontron AG drei zentrale Ziele: Ein gesundes Umsatzwachstum von mindestens 10 Prozent, die weitere Steigerung der Ertragskraft und die Generierung von weiteren Barmitteln. Mit den bereits 2005 weltweit weiter ausgebauten und neu organisierten Entwicklungs- und Produktionskapazitäten haben wir effiziente Strukturen geschaffen, um den rasant wachsenden Auftragsbestand erfolgreich abwickeln zu können. Die temporären Auslieferungsschwierigkeiten im Laufe des vergangenen Jahres sind überwunden. Darüber hinaus werden wir gezielt an der weiteren Verbesserung der Effizienz arbeiten, um so die Profitabilität zu erhöhen.

86,6 Mio. Euro Umsatz, 5,1 Mio. Euro operatives Ergebnis, 5,4 Mio. Euro operativer Cash Flow und ein Rekordauftragseingang von 112 Mio. Euro – diese zentralen Eckdaten des ersten Quartals stimmen uns sehr optimistisch, unsere Ziele für 2006 voll zu erreichen.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	Q1/2006 in Mio. EUR	Q1/2005 in Mio. EUR
Revenues Umsatzerlöse	86,6	62,3
Gross earnings Rohertragsmarge	37,1	29,1
Operational & production cost Operative & Produktionskosten	32,1	26,3
- as of engineering costs - davon Entwicklungskosten	8,8	7,5
EBIT	5,1	3,5
Net income Periodenüberschuss	3,4	2,6
Cash flow from operational activities Operativer Cash Flow	5,4	-2,6
Number of design wins Anzahl Design Wins	58	67
Design wins (in mio EUR) Design Wins (in Mio. EUR)	50,6	42,9

	3/2006 in Mio. EUR	12/2005 in Mio. EUR
Cash & short term investments Kassenbestand & kurzfristige Wertpapiere	56,5	53,3
- as of bank loans - davon Bankverbindlichkeiten	38,7	39,2
Inventory and trade receivables Vorräte und Forderungen L.u.L.	117,7	124,3
Total assets Bilanzsumme	335,9	338,4
Equity Eigenkapital	235,4	234,3
Number of employees Mitarbeiter	2.393	2.382
- as of which engineers in R & D - davon Ingenieure in F & E	816	772
Order backlog Auftragsbestand	176,0	151,1


Unser Wachstum (in Mio. EUR)
Our growth (in mio EUR)
310
150
126
189
215
229
262
300
330
2000
2001
2002
2003
2004
2005
2006e

➤ Current Situation

In the first quarter of 2006 Kontron AG generated sales of EUR 86.6 million. This marks an increase of 39 percent over the same period last year (EUR 62.3 million). Orders at hand, which had already reached a record level as of December 31, 2005, at EUR 151 million, moved up to set a new record figure in company history at EUR 176 million. In the first quarter alone, incoming orders were registered at EUR 112 million, vs. EUR 70 million in the same period last year. This represents a leap by around 60 percent. In the first quarter, notable regional growth impulses emanated from the Bavarian location in Deggendorf, which is specialized in embedded computer modules. Three years after the merger with JUMPtec the successful integration is now generating substantial effects. The Far East region, however, also continued to show very dynamic growth rates. The new production location in Penang, Malaysia, that is positioned to take over 50 percent of Kontron's basic manufacturing as from 2008, has been off to a running start and will probably be covering more than one quarter of total manufacturing at the end of this year.

Disproportionately strong growth in EBIT and result

In the first quarter, the operating result (EBIT) increased by a disproportionate measure compared with sales gains, namely by 45 percent to EUR 5.1 million by comparison with EUR 3.5 million in the same period last year. Surplus for the period moved up accordingly to EUR 3.4 million over EUR 2.6 million in the first quarter of 2005.

Stronger cash position

The operating cash flow, which had stood at EUR -2.6 million in the past year, was boosted to EUR 5.4 million. In the first quarter, cash and liquid funds rose to EUR 56.5 million over EUR 53.3 million as per December 31, 2005. Bank loans were once again reduced by EUR 0.5 million to EUR 38.7 million. Accordingly, the net cash position increased from EUR 14.0 million to EUR 17.7 million. The relatively high inventories and receivables of EUR 124.3 million at the end of 2005 were trimmed by EUR 6.6 million to EUR 117.7 million. In the next months, the aim is to further reduce this figure by efficient processing of orders at hand and thereby generate additional cash.



Umsatzentwicklung in Mio. EUR
Revenue trend in mio EUR
100
75
50
25
55,2
63,1
62,3
86,6
Q1/03
Q1/04
Q1/05
Q1/06



Cash Flow & EBIT in Mio. EUR
Cash flow and EBIT in mio EUR y-o-y
5
2,5
0
-2,5
-2,6
5,4
3,5
5,1
Q1/05
Q1/06
Q1/05
Q1/06
Cash Flow
EBIT

Consolidation trend on the ECT market gains momentum

In the past months the continuously growing, yet still very fragmented Embedded Computer Technology (ECT) market has been swept by a wave of activities ushering in major shifts throughout the sector. The two major transnational technology corporations Motorola and General Electrics have substantially strengthened their EC engagement. Motorola, with its strong focus on the telecommunications area, is in cooperation with Interface Inc. With the takeover of NASDAQ listed SBS and the company Condor, General Electrics has positioned itself as branch leader, placing its emphasis on the USA, however. Moreover, the Taiwanese Embedded Computer company Advantech – currently the number four worldwide, trailing Kontron AG – has acquired a 10 percent share of Asustec, one of the world's largest computer manufacturers. These activities clearly show that the Embedded Computer market represents an increasingly lucrative market that is advancing to a new volume dimension and now attracting the "big players". The future holds an additional strong consolidation process in store. According to estimations by Kontron sources, in the next 5 years a maximum of 4 ECT providers will be controlling more than 50 percent of the market.

Kontron AG, currently the world's number 3 behind Motorola, is extremely well positioned for international competition: the corporation combines a global presence, distributed between America, Europe and Asia, with a broadly diversified product range and a leading technology position. Powered by the new production facilities in Penang, Kontron is also striving to achieve cost leadership in manufacturing costs.

➤ Zur Lage

Die Kontron AG hat im ersten Quartal 2006 einen Umsatz von 86,6 Mio. Euro erzielt. Das bedeutet gegenüber dem Vorjahreszeitraum (62,3 Mio. Euro) eine Steigerung von 39 Prozent. Der Auftragsbestand, zum 31.12.2005 mit 151 Mio. Euro bereits auf Rekordniveau, kletterte nochmals auf den höchsten Wert der Firmengeschichte und erreichte 176 Mio. Euro. Der Auftragseingang lag alleine im ersten Quartal bei 112 Mio. Euro gegenüber knapp 70 Mio. Euro im Vorjahreszeitraum. Das entspricht einem Plus von ca. 60 Prozent. Besondere regionale Wachstumsimpulse gingen im ersten Quartal von dem auf Embedded Computer Module spezialisierten Standort im bayerischen Deggendorf aus. Drei Jahre nach der Fusion mit JUMPtec zeigt sich hier die erfolgreiche Integration. Aber auch die Region Fernost hatte weiterhin sehr starke Zuwachsraten zu verzeichnen. Der neue Produktionsstandort im malayischen Penang, der bis 2008 50 Prozent der gesamten Kontron-Basisfertigung übernehmen soll, ist gut angelaufen und wird voraussichtlich bis zum Ende dieses Jahres mehr als ein Viertel der gesamten Produktion abdecken.

Überproportionales Wachstum bei EBIT und Ergebnis

Überproportional zum Umsatzwachstum konnte im ersten Quartal das operative Ergebnis (EBIT) um sogar 45 Prozent auf 5,1 Mio. Euro gegenüber 3,5 Mio. Euro im Vorjahreszeitraum gesteigert werden. Der Periodenüberschuss wuchs entsprechend auf 3,4 Mio. Euro gegenüber 2,6 Mio. Euro im ersten Quartal 2005.

Mehr in der Kasse

Der operative Cash Flow, im Vorjahreszeitraum noch bei minus 2,6 Mio. Euro, konnte auf 5,4 Mio. Euro gesteigert werden. Der Bestand an liquiden Mitteln stieg im ersten Quartal auf 56,5 Mio. Euro gegenüber 53,3 Mio. Euro zum 31.12.2005. Die Bankverbindlichkeiten wurden nochmals um 0,5 Mio. Euro auf 38,7 Mio. Euro gesenkt. Entsprechend stieg der Netto-Cash-Bestand von 14,0 Mio. Euro auf 17,7 Mio. Euro. Die relativ hohen Lagerbestände und Forderungen in Höhe von 124.3 Mio. Euro zum Ende des Jahres 2005 konnten um 6,6 Mio. Euro auf 117,7 Mio. Euro gesenkt werden; in den nächsten Monaten soll durch die effiziente Abarbeitung des Auftragsbestandes der Wert weiter reduziert und damit weitere Barmittel generiert werden.

Verstärkter Konsolidierungstrend im ECT-Markt

Der seit Jahren stetig wachsende, aber nach wie vor noch stark fragmentierte Markt der Embedded Computer Technologie (ECT) ist in den vergangenen Monaten erheblich in Bewegung geraten. Die beiden großen transnationalen Technologieunternehmen Motorola und General Electrics (GE) haben ihr EC-Engagement nachhaltig gestärkt. Motorola, mit einem starken Fokus auf den Telekommunikationsmarkt, kooperiert mit der Interface Inc. General Electrics stieg mit der Übernahme der an der Nasdaq notierten SBS und der Firma Condor zum Branchenführer auf, allerdings mit dem Schwerpunkt USA. Darüber hinaus hat sich an dem taiwanesischen Embedded Computer Unternehmen Advantech - aktuell hinter Kontron weltweit die Nummer 4 - das Unternehmen Asustec, einer der größten Computerhersteller der Welt, mit 10 Prozent beteiligt. Diese Aktivitäten zeigen deutlich, dass die Embedded Computer Technologie einen zunehmend lukrativen Markt darstellt, der in neue Größenordnungen vorstößt und „big players" anzieht. Es ist von einem weiteren starken Konsolidierungsprozess auszugehen. Nach Kontron Einschätzung werden in den nächsten 5 Jahren maximal 4 ECT Anbieter mehr als 50 Prozent des Marktes kontrollieren.

Die Kontron AG, aktuell hinter Motorola weltweit die Nummer 3, ist im internationalen Wettbewerb bestens aufgestellt: Mit einer globalen Präsenz in Amerika, Europa und Asien, einer breit diversifizierten Produktpalette und der Technologieführerschaft. Mit dem neuen Produktionsstandort in Penang strebt Kontron darüber hinaus die Kostenführerschaft bei Herstellkosten an.

➤ Consolidated statement of income

➤ Konzern Gewinn- und Verlustrechnung (IFRS)

	01-03/2006 TEUR	01-03/2005* TEUR
Revenues **Umsatzerlöse**	86.601	62.272
Material Materialkosten	-49.490	-33.158
Gross earnings **Rohertragsmarge**	37.111	29.114
Other production cost Sonstige Produktionskosten	-7.823	-5.131
Order-related development cost Auftragsbezogene Entwicklungskosten	-1.308	-901
Subtotal production related cost **Zwischensumme produktionsbezogene Kosten**	-9.131	-6.032
Cost of goods sold **Herstellungskosten des Umsatzes**	-58.621	-39.190
Selling and Marketing cost Vertriebskosten	-7.501	-8.101
General and administrative cost Allgemeine Verwaltungskosten	-6.705	-4.678
Research and development cost Forschungs- und Entwicklungskosten	-8.762	-7.515
Subtotal operating costs **Zwischensumme operative Kosten**	-22.968	-20.294
Other operating income Sonstige betriebliche Erträge	1.905	1.407
Other operating expenses Sonstige betriebliche Aufwendungen	-1.810	-663
Operating income before financial income and income taxes **Operatives Ergebnis vor Finanzergebnis und Ertragsteuern**	5.107	3.532
Finance income Finanzertrag	279	185
Finance expense Finanzaufwand	-560	-524
Income taxes Steuern vom Einkommen und Ertrag	-1.427	-544
Net income **Konzernjahresüberschuss**	3.399	2.649
Thereof account for minority shareholders davon entfallen auf Minderheitsgesellschafter	33	77
Thereof account for shareholders of Kontron AG davon entfallen auf Anteilseigner der Kontron AG	3.366	2.572
Net Income per share (basic) in EUR Ergebnis je Aktie (unverwässert) in EUR	0,07	0,06
Net Income per share (diluted) in EUR Ergebnis je Aktie (verwässert) in EUR	0,07	0,06

**) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst*

➤ Consolidated balance sheet - Assets - Liabilities and Equity

➤ Konzern Bilanz (IFRS) - Aktiva - Passiva

ASSETS AKTIVA	31.03.2006 TEUR	31.12.2005 TEUR
Cash or equivalent Flüssige Mittel	56.466	53.256
Short term investments Wertpapiere des Umlaufvermögens	26	25
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	48.307	55.902
Inventories Vorräte	69.364	68.383
Advanced payments Geleistete Anzahlungen auf Vorräte	7.617	7.103
Other current receivables & assets Übrige Forderungen	10.825	8.590
Total current assets Summe kurzfristige Vermögenswerte	192.605	193.259
Investments Finanzanlagen	333	337
Investmens accounted for using the equity method Finanzanlagen nach der Equity Methode bilanziert	10	10
Property, plant and equipment, net Sachanlagevermögen	24.083	25.867
Intangible assets Immaterielle Vermögenswerte	12.459	11.546
Goodwill, net Firmen- oder Geschäftswert	85.089	85.091
Deferred income taxes Latente Steuern	21.357	22.272
Total non current assets Summe langfristige Vermögenswerte	143.331	145.123
Total assets/Aktiva	335.936	338.382

LIABILITIES AND EQUITY PASSIVA	31.03.2006 TEUR	31.12.2005 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	32.993	36.861
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	4.552	3.403
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	407	444
Accruals Rückstellungen	11.587	12.367
Deferred revenues Rechnungsabgrenzungsposten	1.067	885
Income tax payable Steuerschulden	4.453	4.262
Other current liabilities Übrige kurzfristige Verbindlichkeiten	3.262	2.305
Total current liabilities Summe kurzfristige Verbindlichkeiten	58.321	60.527
Long-term borrowings Langfristige Verbindlichkeiten	34.176	35.819
Pensions Pensionsrückstellungen	226	230
Deferred revenues Rechnungsabgrenzungsposten	72	68
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	642	719
Deferred income taxes Latente Steuern	7.071	6.749
Total non current liabilities Summe langfristige Verbindlichkeiten	42.187	43.585
Registered capital Gezeichnetes Kapital	48.954	48.954
Additional paid-in capital Kapitalrücklage	198.067	197.960
Retained earnings Bilanzgewinn/-verlust	7.154	3.788
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen	-17.484	-15.881
Treasury stock Eigene Anteile	-6.525	-5.806
Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital	230.166	229.015
Minority interest Anteile in Fremdbesitz	5.262	5.255
Equity total Summe Eigenkapital	235.428	234.270
Total liabilities and equity Passiva	335.936	338.382

➤ Consolidated Cash-Flow
➤ Konzern Cash-Flow (IFRS)

	01-03/2006 TEUR	01-03/2005 * TEUR
Net income **Konzernjahresüberschuss**	3.399	2.649
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	1.873	665
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	-475	-258
Change in deferred income taxes Änderung der latenten Steuern	983	458
Other non cash effective items Sonstige zahlungsunwirksame Erträge und Aufwendungen	-172	-273
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:		
Accounts receivable Forderungen aus Lieferungen und Leistungen	7.141	-1.844
Inventories Vorräte	-1.620	-3.738
Other assets Sonstige Forderungen	-2.892	-1.577
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	-2.819	1.278
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	5.418	-2.640
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-2.704	-1.986
Purchases of financial assets Erwerb von Finanzanlagen	0	-97
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	242	0
Acquisitions of subsidiaries Erwerb eines Tochterunternehmens	0	-13.012
Net cash used in/provided by investing activities **Mittelzufluss/-abfluss aus der Investitionstätigkeit**	-2.462	-15.095
Change in bank indebtness, current account Veränderung der Kontokorrentlinie	1.383	-1.161
Repayment of short-term borrowings Tilgung von kurzfristigen Bankverbindlichkeiten	-38	-33
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-208	-205
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	0	307
Proceeds from issuance of common shares Kapitalerhöhung	0	21.958
Purchase of treasury stock Kauf eigener Aktien	-719	-968
Sale of treasury stock Verkauf eigener Aktien	0	5
Net cash used in / provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	418	19.903
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	-164	462
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	3.210	2.630
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	53.256	56.303
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	56.466	58.933

) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst

➢ Notes

1. Accounting principles:

The accounts have been prepared in euro according to the regulations of the International Accounting Standard Board (IASB) and do not entail any changes over the rules of accounting and methods applied in preparing the consolidated accounts for the 2005 business year. All figures are given in thousands of euros (TEUR), unless explicitly stated otherwise.

➢ Erläuternde Angaben

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den Vorschriften des International Accounting Standard Board (IASB) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2005 aus. Alle Angaben erfolgen in Tausend Euro (TEUR), sofern nicht anders vermerkt.

2. Shareholder's equity

2. Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Additional paid in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/ -verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
January 01, 2005 before Adjustments/ vor Anpassungen	45.654	178.123	-10.147	-23.277	-28	190.325	2.205	192.530
Adjustments prior years according to IFRS 2 Anpassung früherer Berichtsperioden gem. IFRS 2		1.017	-1.017			0		0
January 01, 2005 after Adjustments/ nach Anpassungen	45.654	179.140	-11.164	-23.277	-28	190.325	2.205	192.530
Net change in treasury stock Zugang/Abgang eigener Aktien		-4			-959	-963		-963
Minority interest Anteile in Fremdbesitz						0	330	330
Stock based compenation Aktienbasierende Vergütungen		51				51		51
Foreign currency exchange differences Wechselkursveränderungen				1.976		1.976		1.976
Capital increase of approved capital Kapitalerhöhung aus Genehmigtem Kapital	3.300	20.328				23.628		23.628
Cost of capital increase Kosten aus der Kapitalerhöhung		-1.669				-1.669		-1.669
Net income Konzernjahresüberschuss			2.572			2.572	77	2.649
March 31, 2005	48.954	197.846	-8.592	-21.301	-987	215.920	2.612	218.532
January 01, 2006	48.954	197.960	3.788	-15.881	-5.806	229.015	5.255	234.270
Net change in treasury stock Zugang/Abgang eigener Aktien					-719	-719		-719
Minority interest Anteile in Fremdbesitz						0	-26	-26
Stock based compensation Aktienbasierende Vergütungen		107				107		107
Foreign currency exchange differences Wechselkursveränderungen				-1.603		-1.603		-1.603
Net income Konzernjahresüberschuss			3.366			3.366	33	3.399
March 31, 2006	48.654	198.067	7.154	-17.484	-6.525	230.166	5.262	235.428

3. Segment information

3. Segmentberichterstattung

01-03/2006	West Europe West Europa TEUR	America Amerika TEUR	Emerging Markets TEUR	Consolidation* Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	52.310	30.591	20.546	-16.846	86.601
Third parties revenues Außenumsatz	40.404	27.459	18.725	0	86.588
Intercompany revenues Innenumsatz	11.906	3.132	1.821	-16.846	13
EBIT'Earnings before interest and taxes EBIT Ergebnis vor Zinsen und Steuern	2.876	1.919	942	-630	5.107
Investment/ Investitionen	1.270	1.123	243	68	2.704

* The figures of Kontron AG are contained in the „consolidation" column. / Die Daten der Kontron AG sind in der Konsolidierungsspalte enthalten.

4. Registered capital
The registered capital amounts to 48.954.112 shares at a nominal value of EUR 1.00 (unchanged compared to end of 2005).

5. Treasury shares
As of March 31, 2006, Kontron AG held 984.769 own shares. On the basis of the share buyback program 968.022 shares valued at EUR 6.3 million were bought back by the end of 2005. In the first quarter of 2006 90.000 shares valued at 0.72 million Euro were bought back.

6. Dividend
At the upcoming general meeting of the shareholders, Management Board and Supervisory Board will be proposing to disburse a first-time dividend payment for 2005 of 10 cents per share.

7. Shareholders within Management

Supervisory Board Aufsichtsrat	Shares Aktien	Convertible bonds Wandelschuldverschreibungen
Helmut Krings	23.999	40.000
Pierre McMaster	0	20.000
Prof. Georg Färber	1.126	20.000
Hugh Nevin	3.900	40.000
David Malmberg	0	20.000
Dr. Rudi Wieczorek	0	20.000

8. Consolidated entity and corporate acquisitions
By comparison with the 2005 annual report, the group of consolidated companies has not changed.

9. Significant events after the reporting period cutoff date
There were no significant events after the reporting period cutoff date.

4. Eigenkapital
Das Eigenkapital beträgt 48.954.112 Aktien zum Nennwert von 1 Euro und ist unverändert gegenüber dem Jahresabschluss 2005.

5. Eigene Aktien
Zum 31. März 2006 hält die Kontron AG 984.769 eigene Aktien. Auf Basis des Aktienrückkaufprogrammes wurden im Geschäftsjahr 2005 968.022 Aktien im Wert von 6,3 Mio. Euro erworben. Im ersten Quartal 2006 wurden 90.000 Aktien im Wert von 0,72 Mio. Euro erworben.

6. Dividende
Vorstand und Aufsichtsrat werden der Hauptversammlung erstmals die Zahlung einer Dividende von 10 Cent je Aktie für das Geschäftsjahr 2005 vorschlagen.

7. Aktionäre im Management

Management Board Vorstand	Shares Aktien	Share options Aktienoptionen
Hannes Niederhauser	2.883.392	0
Ulrich Gehrmann	200.000	185.000
Thomas Sparrvik	30.000	175.000

8. Konsolidierungskreis und Unternehmenskäufe
Der Konsolidierungskreis hat sich gegenüber dem Jahresabschluss 2005 nicht verändert.

9. Wesentliche Ereignisse nach Abschluss der Berichtsperiode
Es gab keine wesentlichen Ereignisse nach Abschluss der Berichtsperiode.



Embedded Computer
applications & technologies

➢ Kontron – A profile of the Group

At its locations in Bavaria (Germany), Montreal and San Diego (North America), as well as Taipei and Penang (Asia) the Kontron Group produces embedded computer systems. Embedded computers (EC) are electronic brains, based on hardware and software that provide a wide range of different systems, facilities, equipment and devices with intelligence. With a look to the bigger picture, the embedded computer technology market is one of the most significant markets of the future, considering that more and more machines, facilities and systems are being equipped with these "electronic brains". Already established in 1962, Kontron now ranks as global technology leader and employs a workforce of more than 2,300 members of staff, of which more than one third is active in the areas of research, development and engineering. The Kontron Group is the only vendor capable of offering all ECT products such as components, and boards as well as systems and solutions, including standard and application software. As a global manufacturer, Kontron is present in the main markets of North America and Europe, and is also positioned in the emerging markets of China, Russia and East Europe. The company's own sales organizations located in more than 20 countries are supporting the marketing and sale of Kontron products worldwide.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei und Penang (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Die Embedded Computer-Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektro-nischen Gehirnen" ausgestattet. Bereits 1962 gegründet, beschäftigt die Kontron AG heute als globaler Technologieführer über 2.300 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

➢ The share

Since the autumn of 2005, analysts and investors have shown increasingly stronger interest in the Kontron share. The majority of ratings are very good, and the very dynamic gains in share price seen in the first months of 2006 document the newly awakened interest. Since January 2, 2006 the Kontron put in a 20 percent growth leap from EUR 7.51 to EUR 9.08 per share as of March 31, 2006, and has outperformed the TecDAX over the past months by a considerable measure.
Kontron AG will continue to pursue its shareholder oriented policy of the past year. On the one hand, the general meeting of shareholders will decide on the proposal to disburse 10 cents per share for the past business year. On the other hand, based on the corporation's strong liquidity position, the share buyback program with a volume of around EUR 3 million will be continued in 2006. This measure spells a considerably lower dilution effect for our shareholders.

➢ Zur Aktie

Seit dem Herbst 2005 ist die Kontron Aktie wieder zusehends in den Fokus der Analysten und Investoren gerückt. Die Ratings sind überwiegend sehr gut. Nicht zuletzt die fulminante Aufholjagd des Aktienkurses in den ersten Monaten des Jahres 2006 dokumentiert das neu erwachte Interesse. So stieg die Kontron Aktie seit dem 2. Januar 2006 (7,51 Euro) bis zum 31.3. auf 9,08 Euro. Das entspricht einem Plus von über 20 Prozent. Damit entwickelte sich die Kontron Aktie in den vergangenen Monaten auch deutlich besser als der TecDAX.
Die Kontron AG wird ihre aktionärsorientierte Politik des vergangenen Jahres weiter fortführen. Zum einen wird der Hauptversammlung für das abgelaufene Geschäftsjahr eine Ausschüttung von 10 Cent pro Aktie vorgeschlagen. Zum anderen wird 2006 auf Basis der guten Liquidität des Unternehmens das Aktienrückkaufprogramm in einer Größenordnung von rund 3 Mio. Euro fortgeführt. Für die Aktionäre bedeutet diese Maßnahme einen deutlich geringeren Verwässerungseffekt.

Die Aktie in Zahlen

The Share in numbers

Earnings per share 2005 Ergebnis je Aktie 2005	31 Cent
Operat. cash flow per share 2005 Operativer Cash Flow je Aktie 2005	28 Cent
Equity per share on 31/03 Eigenkapital je Aktie per 31.03.	4,81 Euro
Number of shares on 31/03 Aktienzahl per 31.03.	48,9 Mio.Euro
Highest price per share (in Q1) Höchstkurs (in Q1)	9,86 Euro
Lowest price per share (in Q1) Tiefstkurs (in Q1)	7,41 Euro
Price per share end of quarter Quartalsendkurs	9,08 Euro
Market capitalization on 31/03 Marktkapitalisierung per 31.03.	444 Mio.Euro



Kontron AG - TecDAX - 02.01.2006 bis 31.03.2006
TecDAX Index
Kontron EUR
800
750
700
650
600
10.00
9.50
9.00
8.50
8.00
7.50
02.01.2006
01.02.2006
01.03.2006
31.03.2006
Kontron AG
TecDAX Kontron AG

➢ Outlook

In 2005, Kontron AG integrated various locations and centralized the production centers in America and Europe, thereby creating efficient structures enabling the corporation to successfully handle and process the dynamic growth in orders on hand. The new manufacturing location in Malaysia will more than double today's production capacities, while reducing manufacturing costs at the same time. The growth rates of 40 percent in sales and result in the first quarter, and the record order intake totaling EUR 112 million are clearly pointing towards further growth. In view of these figures, Kontron confirms the targeted objective of achieving a minimum growth rate of 10 percent, and an even higher figure with regard to earnings (EBIT).
ATCA technology holding strong future potential, as well as the continued dynamic growth in the emerging markets are the indicators pointing to sustained positive developments extending well beyond the year 2006.

➢ Ausblick

Die Kontron AG hat 2005 mit der Integration der verschiedenen Standorte sowie der Zentralisierung der Produktionszentren in Amerika und Europa effiziente Strukturen geschaffen, um den rasant wachsenden Auftragsbestand erfolgreich abwickeln zu können. Durch den neuen Produktionsstandort in Malaysia werden die Fertigungskapazitäten von heute mehr als verdoppelt und gleichzeitig die Produktionskosten reduziert. Die Steigerungsraten von 40 Prozent bei Umsatz und Ergebnis im ersten Quartal und der Rekordauftragseingang von 112 Mio. Euro weisen eindeutig auf ein weiteres Wachstum hin. Daher bekräftigt Kontron, in 2006 mindestens 10 Prozent bei Umsatz und noch stärker im Ertrag (EBIT) zu wachsen.
Die zukunftsträchtige ATCA-Technologie sowie das weiterhin starke Wachstum in den Emerging Markets sind Indikatoren für eine nachhaltig positive Entwicklung auch über 2006 hinaus.

Major Design Wins

in QI/2006

Vertikaler Markt Vertical market	Region Region	Potenzieller Umsatz p.a. Potential revenues p.y.
Telecom	USA	12,5 Mio. EUR
Gaming	USA	10,0 Mio. EUR
Energy	Russia	9,0 Mio. EUR
Energy	USA	3,5 Mio. EUR
Medical	Austria/Israel	2,5 Mio. EUR
Automation	Germany	1,2 Mio. EUR

Auftragsbestand

Order backlog



150
100
100
108
128
140
151
176
12/04
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06

Kontron AG
Oskar-von-Miller-Strasse 1 • D-85386 Eching
Tel. +49 (0) 81 65-77 0 • Fax +49 (0) 81 65-77 385
Investor Relations: Gaby Moldan • www.kontron.com • investor@kontron.com

kontron

➢ In a nutshell

Business gaining momentum

Following the record year 2004, Kontron AG is sizing up a number of ambitious goals for 2005. While the course of business developments was initially on the slow side in January, business activities gained continuous momentum in the following months, with sales increasing appreciably from month to month. All in all, the first quarter returned EUR 62 million, which represents a 3 percent gain over the prior year period subsequent to currency adjustment.



With the 100 percent takeover in March of the US company Dolch based in California, Kontron has made an investment that will be of high strategic significance. On the one hand this move marks a successful further strengthening of Kontron's position on the high volume North American market. On the other hand, the acquisition marks an additional expansion in the area of security and defense technology. Over the short term, the acquisition will result in approximately EUR 1 million restructuring cost; over the medium and long term, however, Dolch will be making positive contributions to the performance of Kontron AG. Already in 2006, we expect the company to contribute a 10 percent EBIT margin.

The indicators for the 2005 business year point to profitable growth:

- ➢ Sales were rising continuously month by month in Q1/05;
- ➢ At the end of the first quarter, the order book volume climbed to EUR 107.4 million by comparison with EUR 100.2 million at the beginning of the year;
- ➢ In the first quarter the volume of development orders (design wins) rose to EUR 42.9 million over EUR 30.5 million in the same period last year.

These indicators will translate as a new record sales figure in the second quarter in excess of EUR 70 million.

➢ Auf ein Wort

Das Geschäft gewinnt an Fahrt

Nach dem Rekordjahr 2004 hat sich die Kontron AG auch für 2005 ehrgeizige Ziele gesetzt. Der Start im Januar verlief zwar zunächst schwerfällig, aber in den Folgemonaten gewann das Geschäft kontinuierlich an Dynamik. Die Umsätze legten von Monat zu Monat kräftig zu. Insgesamt wurden im ersten Quartal 62 Mio. Euro erwirtschaftet, währungsbereinigt ein Plus von 3 Prozent gegenüber dem Vorjahreszeitraum.

Mit der 100-prozentigen Übernahme des US-Unternehmens Dolch in Kalifornien im März hat Kontron bereits eine strategisch sehr wichtige Investition getätigt. Zum einen ist es damit gelungen, die Position im starken amerikanischen Markt weiter zu festigen. Zum anderen konnte gleichzeitig das Geschäftsfeld Sicherheitstechnik weiter ausgebaut werden. Kurzfristig ergeben sich für diese Akquisition knapp 1 Mio. Euro Restrukturierungskosten, mittel- und langfristig wird Dolch aber das Ergebnis der Kontron AG positiv beeinflussen. Bereits 2006 rechnen wir mit einer 10-prozentigen EBIT-Marge des Unternehmens.

Für das Gesamtgeschäftsjahr 2005 stehen die Zeichen auf profitablem Wachstumskurs:

- ➢ Der Umsatz stieg in Q1/05 von Monat zu Monat kontinuierlich an;
- ➢ der Auftragsbestand kletterte zum Ende des ersten Quartals auf 107,4 Mio. Euro nach 100,2 Mio. Euro zum Jahresanfang;
- ➢ das Volumen der Entwicklungsaufträge (Design Wins) stieg im ersten Quartal auf 42,9 Mio. Euro nach 30,5 Mio. Euro im Vorjahreszeitraum.

Diese Indikatoren werden dafür sorgen, dass der Umsatz im zweiten Quartal auf einen neuen Rekordwert von über 70 Mio. Euro steigt.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	Q1/2005 in Mio €	Q1/2004 in Mio €
Revenues Umsatzerlöse	62,3	63,1
Gross margin Bruttoergebnis vom Umsatz	23,0	24,5
Operational cost Operative Kosten	20,2	19,9
EBIT	3,6	4,4
Net income Periodenüberschuss	2,6	2,7
Cash flow from operat. activities Operativer Cash Flow	-2,6	-3,3
Number of design wins Anzahl Design Wins	67	68
Design wins (in mio EUR) Design Wins (in Mio. EUR)	42,9	30,5

	3/2005 in Mio €	12/2004 in Mio €
Cash & short term investments Kassenbestand & kurzfristige Wertp.	59,0	56,3
- as of bank loans - davon Bankverbindlichkeiten	42,0	42,6
Inventory and trade receivables Vorräte und Forderungen L.u.L.	96,2	82,1
Total assets Bilanzsumme	309,1	278,8
Equity ratio Eigenkapitalquote	70,7%	69,1%
Number of employees Mitarbeiter	1.921	1.832
- as of which engineers in R & D - davon Ingenieure in F & E	727	694
Order backlog Auftragsbestand	107,4	100,2

➢ Our growth (in mio EUR)
➢ Unser Wachstum (in Mio. EUR)


300
200
100
0
126
189
215
229
262
> 300
2000
2001
2002
2003
2004
2005e

➤ Current situation

In the first quarter of 2005, Kontron AG generated sales of EUR 62.3 million. Following currency adjustment this represents a three percent increase over the same period last year (EUR 63.1 million). After a slow period in January, sales took off in February and especially in March. Business developments showed increasing dynamics. Orders on hand developed in an especially gratifying manner, and moved up from a position of EUR 100.2 million at the end of the 2004 business year, to some EUR 107.4 million by the end of the first quarter. Development orders, so-called "design wins" also reflect a positive trend and reached a volume of EUR 42.9 million over EUR 30.5 million in the prior year period. This represents a gain of 20 percent. The operating result in the first quarter came in at EUR 3.6 million over EUR 4.4 million in the same period last year. In spite of targeted growth for 2005 costs in the first quarter remained on the same level at EUR 20.2 million (EUR 19.9 million in the first quarter of 2004). This is also the result of the first successes notched up by Kontron's "Profit Improvement-Program" (PIP) that is geared to achieving an annual one percent reduction in costs measured against sales. In the first quarter the surplus for the period was on the previous year's level at EUR 2.6 million.

The sound financial and assets situation at Kontron AG was once again bolstered in the first quarter: By way of a small capital increase in the region of 7 percent of the share capital in February 2005 the strategically significant acquisition of the company Dolch was financed, while moreover, the cash holding of EUR 56.3 million at the end of the previous year rose to EUR 59,0 million at the end of March 2005. The equity ratio rose to more than 70 percent. Consequently, over the medium term, Kontron AG will not require any additional capital contributions.

The conversion to IFRS accounting standards was already successfully conducted at Kontron AG in 2004. There were no major repercussions on the balance sheet. However, in 2005 the stock option program – by contrast with the 2004 business year – will impact the results as "virtual costs" of approximately EUR 1.5 million.

The key technology ATCA which promises enormous growth within telecommunication is growing with further speed. With AMC4001, AT8001 and AT8901 Kontron launched further high end products which already influenced positively design wins in Q1.

With the strategically significant acquisition of the US company Dolch Computer Systems Inc. in Fremont on March this year, Kontron has secured important market shares in the USA. At the same time, the acquisition of the company that has been operating successfully for 27 years in the military technology sector in the USA (sales of around US dollars 30 million in 2004) has strengthened this business area in a substantial manner. Dolch will impact the 2005 Kontron results, but already in 2006 Dolch will make significant contributions to the profit situation.

Creating major production capacities in Asia is an additional key objective on the Kontron AG agenda. Fueled by broad demand and the growth of the Kontron Group, order volume and unit figures are rising significantly. In order to maintain its competitive strength, Kontron will have to ramp up production capacities in the low wage country China, while increasingly shifting production capacities serving the Asian markets to the respective regions. In this context, it will be important to team up with strategic partners commanding the respective know how and capacities.

➤ Revenues and EBIT trend (in mio EUR)
➤ Umsatz und EBIT Trend (in Mio. EUR)


Revenues
46,5
55,2
63,1
62,3
Q1/02
Q1/03
Q1/04
Q1/05
EBIT
1,4
1,4
4,4
3,6
Q1/02
Q1/03
Q1/04
Q1/05

➤ Zur Lage

Die Kontron AG hat im ersten Quartal 2005 einen Umsatz von 62,3 Mio. Euro erzielt. Währungsbereinigt bedeutet dies ein Plus von 3 Prozent gegenüber dem Vorjahreszeitraum (63,1 Mio. Euro). Nach einem schwachen Start im Januar sind die Umsätze im Februar und besonders im März stark nach oben geklettert. Die Geschäftsentwicklung nahm kontinuierlich an Dynamik zu. Besonders erfreulich entwickelte sich der Auftragsbestand, der sich von 100,2 Mio. Euro zum Ende des Geschäftsjahres 2004 auf 107,4 Mio. Euro zum Ende des ersten Quartals steigerte. Positiv haben sich auch die Entwicklungsaufträge („Design Wins") entwickelt, die im ersten Quartal 2005 ein Volumen von 42,9 Mio. Euro gegenüber 30,5 Mio. Euro im Vorjahreszeitraum erreichten. Das entspricht einer Steigerung von 20 Prozent. Das operative Ergebnis im ersten Quartal betrug 3,6 Mio. Euro gegenüber 4,4 Mio. Euro im Vorjahreszeitraum. Die Kosten blieben trotz des geplanten Wachstums für 2005 mit 20,2 Mio. Euro (19,9 Mio. Euro im ersten Quartal 2004) nahezu konstant. Hier zeigen sich die ersten Erfolge des von Kontron aufgelegten „Profit Improvement-Program" (PIP), mit dem pro Jahr ein Prozent weniger Kosten im Verhältnis zum Umsatz erreicht werden sollen. Der Periodenüberschuss lag im ersten Quartal 2005 mit 2,6 Mio. Euro auf Vorjahresniveau.

Die solide Finanz- und Vermögenslage der Kontron AG konnte im ersten Quartal nochmals verbessert werden: Mit der kleinen Kapitalerhöhung über 7 Prozent am Grundkapital im Februar 2005 wurde die strategisch wichtige Akquisition der Firma Dolch finanziert. Der Kassenbestand stieg von 56,3 Mio. Euro zum Jahresende auf 59,0 Mio. Euro Ende März 2005. Die Eigenkapitalquote stieg auf über 70 Prozent. Mittelfristig sind daher für die Kontron AG keine weiteren Finanzmittelzuflüsse mehr notwendig.

Die Umstellung der Rechnungslegung auf IFRS hat die Kontron AG bereits 2004 erfolgreich durchgeführt. Größere Auswirkungen auf die Bilanz sind dabei nicht entstanden. Allerdings wird sich das Stock Option Programm im Jahr 2005 – anders als im Geschäftsjahr 2004 – mit ca. 1,5 Mio. Euro als „Fiktive Kosten" im Ergebnis niederschlagen.

Die Schlüsseltechnologie ATCA, welche enormes Wachstum in der Telekommunikation verspricht, gewinnt weiter an Fahrt. Mit AMC4001, AT8001 und AT8901 hat Kontron seine Produktoffensive gestartet, die sich bereits in Q1 bei den großen Design Wins ausgewirkt hat.

Mit der strategisch wichtigen Akquisition der US-Firma Dolch Computer Systems Inc. in Fremont im März dieses Jahres sichert sich Kontron wichtige Marktanteile in den USA. Gleichzeitig konnte mit dem Erwerb des Unternehmens, das seit 27 Jahren erfolgreich im Bereich Militärtechnik in den USA tätig ist (Umsatz 2004 ca. 30 Mio. US-Dollar), dieses Geschäftsfeld wesentlich gestärkt werden. Dolch wird zunächst 2005 das Kontron Ergebnis belasten, aber bereits 2006 nachhaltig zur Gewinnsituation beitragen.

Die Bereitstellung größerer Produktionskapazitäten in Asien ist ein weiteres Ziel der Kontron AG. Die Auftragsvolumina bzw. Stückzahlen steigen aufgrund der breiten Nachfrage und des Wachstums der Kontron Gruppe signifikant. Um konkurrenzfähig zu bleiben, wird Kontron die Produktionskapazitäten im kostengünstigen China erhöhen müssen und gleichzeitig die Produktion für den asiatischen Markt zunehmend vor Ort verlagern. Hierbei gilt es, strategische Partner mit dem entsprechenden Know how und Kapazität zu gewinnen.

➤ Consolidated statement of income

➤ Konzern Gewinn- und Verlustrechnung (IFRS)

	01-03/2005 TEUR	01-03/2004* TEUR
Revenues **Umsatzerlöse**	62.272	63.137
Cost of goods sold Herstellungskosten des Umsatzes	-39.190	-38.662
Gross margin **Bruttoergebnis vom Umsatz**	23.082	24.475
Selling and marketing cost Vertriebskosten	-8.084	-8.056
General and administrative cost Allgemeine Verwaltungskosten	-4.662	-5.354
Research and development cost Forschungs- und Entwicklungskosten	-7.498	-6.510
Subtotal operating cost **Zwischensumme operative Kosten**	-20.244	-19.920
Other operating income and expenses Sonstige betriebliche Erträge und betriebliche Aufwendungen	788	-49
Amortization and impairment of intangible assets, related to aquisitions Abschreibung von immateriellen Vermögenswerten aus Akquisitionen	-42	-71
Operating income/loss before financial income, income taxes and minority interests **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter**	3.584	4.435
Financial items Finanzergebnis	-340	-435
Income taxes Steuern vom Einkommen und Ertrag	-544	-1.295
Net income/loss before minority interest **Konzernjahresüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter**	2.700	2.705
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	-77	11
Net income/loss **Konzernjahresüberschuss/-fehlbetrag**	2.623	2.716
Net Income/ loss per share (basic) in EUR Ergebnis je Aktie (unverwässert) in EUR	0,06	0,06
Net Income/ loss per share (diluted) in EUR Ergebnis je Aktie (verwässert) in EUR	0,06	0,06
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend	47.304	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend	47.607	45.784

*) The US-GAAP accounts of the comparison period have been converted to IFRS by adjustment of accounting standards.
Der US-GAAP Abschluss des Vergleichszeitraumes wurde um rechnungslegungsrelevante Unterschiede (US-GAAP - IFRS) auf IFRS übergeleitet.

➢ Consolidated Balance Sheet - Assets - Liabilities and Equity

➢ Konzern Bilanz (IFRS) - Aktiva - Passiva

ASSETS AKTIVA	31.03.2005 TEUR	31.12.2004 TEUR
Cash or equivalent Flüssige Mittel	58.933	56.303
Short term investments Wertpapiere des Umlaufvermögens	36	36
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	41.832	34.780
Inventories Vorräte	54.404	47.363
Advanced payments Geleistete Anzahlungen auf Vorräte	5.022	4.785
Other current receivables & assets Übrige Forderungen	10.267	7.848
Total current assets Summe kurzfristige Vermögenswerte	**170.494**	**151.115**
Investments Finanzanlagen	932	810
Property, plant and equipment, net Sachanlagevermögen	25.620	23.608
Intangible assets Immaterielle Vermögenswerte	3.415	2.771
Goodwill, net Firmen- oder Geschäftswert	88.367	80.743
Deferred income taxes Latente Steuern	20.298	19.709
Total non current assets Summe langfristige Vermögenswerte	**138.632**	**127.641**
Total assets/Aktiva	**309.126**	**278.756**

LIABILITIES AND EQUITY PASSIVA	31.03.2005 TEUR	31.12.2004 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	23.574	20.205
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	3.192	4.143
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	425	470
Accruals Rückstellungen	12.697	11.087
Deferred revenues Rechnungsabgrenzungsposten	984	966
Other current liabilities Übrige kurzfristige Verbindlichkeiten	6.033	5.655
Total current liabilities Summe kurzfristige Verbindlichkeiten	**46.905**	**42.526**
Long-term borrowings Langfristige Verbindlichkeiten	38.801	38.485
Pensions Pensionsrückstellungen	264	264
Deferred revenues Rechnungsabgrenzungsposten	56	32
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	710	775
Deferred income taxes Latente Steuern	3.880	4.144
Total non current liabilities Summe langfristige Verbindlichkeiten	**43.711**	**43.700**
Registered capital Gezeichnetes Kapital	48.954	45.654
Additional paid-in capital Kapitalrücklage	196.910	178.123
Retained earnings Bilanzgewinn/-verlust	-7.524	-10.147
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen	-21.301	-23.277
Treasury stock Eigene Anteile	-987	-28
Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital	**216.052**	**190.325**
Minority interest Anteile in Fremdbesitz	2.458	2.205
Equity total Summe Eigenkapital	**218.510**	**192.530**
Total liabilities and equity Passiva	**309.126**	**278.756**

➤ Konzern Cash-Flow (IFRS)

	01-03/2005 TEUR	01-03/2004* TEUR
Net income/loss **Konzernjahresüberschuss/-fehlbetrag**	2.623	2.716
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	77	-11
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	664	1.374
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	-258	817
Change in deferred income taxes Änderung der latenten Steuern	458	795
Other non cash effective items Sonstige zahlungsunwirksame Gewinne und Verluste	-323	-206
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:		
Accounts receivable Forderungen aus Lieferungen und Leistungen	-1.844	-3.882
Inventories Vorräte	-3.738	-6.482
Other assets Sonstige Forderungen	-1.577	-2.219
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	1.278	3.763
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	-2.640	-3.335
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-1.986	-1.841
Purchases of financial assets Erwerb von Finanzanlagen	-97	0
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	0	2
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	0	1
Acquisitions of entities Erwerb von Beteiligungen	-13.012	-3.383
Acquisitions of additional equity in subsidiaries Erwerb von zusätzlichen Anteilen an Tochterunternehmen	0	-2.983
Net cash used in/provided by investing activities **Mittelzufluss-/abfluss aus der Investitionstätigkeit**	-15.095	-8.204
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	-1.198	1.455
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	102	-545
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	0	0
Proceeds from issuance of common shares Kapitalerhöhung	21.958	0
Purchase of treasury stock Kauf eigener Aktien	-964	-153
Sale of treasury stock Verkauf eigener Aktien	5	648
Net cash used in/provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	19.903	1.405
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	462	363
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	2.630	-9.771
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	56.303	63.720
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	58.933	53.949

*) The US-GAAP accounts of the comparison period have been converted to IFRS by adjustment of accounting standards.
Der US-GAAP Abschluss des Vergleichszeitraumes wurde um rechnungslegungsrelevante Unterschiede (US-GAAP - IFRS) auf IFRS übergeleitet.

➢ Notes

1. Accounting principles:

The accounts have been prepared in euro according to the regulations of the International Accounting Standard Board (IASB) and do not entail any changes over the rules of accounting and methods applied in preparing the consolidated accounts for the 2004 business year. All figures are given in thousands of euros (TEUR), unless explicitly stated otherwise. The comparative figures are based on the prior year US-GAAP accounts, which have been converted to IFRS by adjustment of accounting standards. Those issues have been considered which are not of subordinate importance for the assets-, finance- and earnings position of the Kontron Group.
The fictitious costs of the employee stock option program were not reported in 2004, but are contained in the figures for the first quarter of 2005.

➢ Erläuternde Angaben

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den Vorschriften des International Accounting Standard Board (IASB) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2004 aus. Alle Angaben erfolgen in Tausend Euro (TEUR) sofern nicht anders vermerkt. Die Vergleichszahlen basieren auf dem vorjährigen US-GAAP-Abschluss, der um rechnungslegungsrelevante Unterschiede auf IFRS übergeleitet wurde. Dabei wurden die Sachverhalte berücksichtigt, die für die Vermögens-, Finanz- und Ertragslage des Konzerns nicht von untergeordneter Bedeutung waren. Die fiktiven Kosten des Mitarbeiteroptionsprogrammes wurden in 2004 nicht zum Ansatz gebracht, sind jedoch im ersten Quartal 2005 enthalten.

2. Shareholders' Equity

2. Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
December 31, 2003	45.654	178.189	-23.695	-23.517	-1.326	175.305	5.459	180.764
Net change in treasury stock Zugang/Abgang eigener Aktien					495	495		495
Foreign currency exchange differences Wechselkursveränderungen				1.211		1.211		1.211
Net income/loss Konzernjahresüberschuss-/fehlbetrag			2.716			2.716		2.716
March 31, 2004	45.654	178.189	-20.979	-22.306	-831	179.727	5.459	185.186
December 31, 2004	45.654	178.123	-10.147	-23.277	-28	190.325	2.205	192.530
Net change in treasury stock Zugang/Abgang eigener Aktien		-4			-959	-963		-963
Minority interest Anteile in Fremdbesitz						0	330	330
Foreign currency exchange differences Wechselkursveränderungen				1.976		1.976		1.976
Capital increase of approved capital Kapitalerhöhung aus genehmigtem Kapital	3.300	18.791				22.091		22.091
Net income Konzernjahresüberschuss			2.623			2.623	-77	2.546
March 31, 2005	48.954	196.910	-7.524	-21.301	-987	216.052	2.458	218.510

3. Segmentinformation

Deviating from the prior year, the segment information is subject to the guidelines and regulations according to IFRS. Regional segment reporting is now presented for the regions of Europe, North America and the Emerging Markets (previously only for Asia).

3. Segmentberichterstattung

In Abweichung zum Vorjahr unterliegt die Segmentinformation den Richtlinien nach IFRS. Die regionale Segmentberichterstattung wird nunmehr auf die Regionen Europa, Nordamerika und Emerging Markets (vormals nur Asien) dargestellt.

01-03/2005	Europe/Europa TEUR	America/Amerika TEUR	Emerging Markets TEUR	Consolidation* TEUR	Total/Summe TEUR
Sales Revenues Umsatzerlöse	40.642	27.852	6.902	-13.124	62.272
Third parties revenues Außenumsatz	33.588	22.483	6.160	-7	62.224
Intercompany revenues Innenumsatz	7.054	5.369	742	-13.117	48
EBIT Earnings before interest and taxes EBIT Ergebnis vor Zinsen und Steuern	2.110	957	529	-12	3.584
Investment/ Investitionen	438	637	888	23	1.986

* The figures of Kontron AG are contained in the „consolidation" column / In der Konsolidierunsspalte sind die Daten der Kontron AG enthalten

4. Equity:
Kontron carried out a right issue of 3.3 million shares to several institutional investors at an issue price of EUR 7.16 on February 14, 2005. The new equity amounts to 48.954.112 shares at a nominal value of EUR 1.00.

5. Treasury shares
As of March 31, 2005, Kontron AG held 139,247 own shares.

6. Shareholders within Management

Supervisory Board Aufsichtsrat	Shares Aktien	Share options Aktienoptionen
Helmut Krings	23.999	20.000
Pierre McMaster	0	20.000
Prof. Georg Färber	1.126	20.000
Hugh Nevin	2.800	20.000
David Malmberg	0	20.000

7. Consolidated entity and corporate acquisitions
By comparison with the 2004 annual report, the group of consolidated companies has changed as follows: As of March, Dolch Computer Systems Inc., Fremont was acquired at a total purchase price of EUR 12.8 million, and will be included in the consolidated results as of March. In May 2004, the company Memotec was sold. Memotec is included in the respective comparative quarter of 2004, but is not included in the first quarter of 2005.

8. Significant events after the reporting period cutoff date
There were no significant events after the reporting period cutoff date.

4. Eigenkapital
Die Kontron hat am 14. Februar 2005 eine Kapitalerhöhung über 3,3 Mio. Stück Aktien zum Ausgabepreis von 7,16 Euro an mehrere institutionelle Anleger durchgeführt. Das neue Eigenkapital beträgt 48.954.112 Aktien zum Nennwert von 1 Euro.

5. Eigene Aktien
Zum 31. März 2005 hält die Kontron AG 139.247 eigene Aktien.

6. Aktionäre im Management

Management Board Vorstand	Shares Aktien	Share options Aktienoptionen
Hannes Niederhauser	3.013.392	0
Ulrich Gehrmann	195.000	185.000
Thomas Sparrvik	0	175.000
Charles Newcomb	73.198	65.000

7. Konsolidierungskreis und Unternehmenskäufe
Der Konsolidierungskreis hat sich gegenüber dem Jahresabschluss 2004 wie folgt verändert: Ab März wurde die Dolch Computer Systems Inc., Fremont für einen Gesamtkaufpreis von 12,8 Mio. Euro übernommen und ist ab März in den Ergebnissen konsolidiert. Im Mai 2004 wurde die Memotec verkauft. Memotec ist in dem Vergleichsquartal 2004 enthalten, jedoch nicht im ersten Quartal 2005.

8. Wesentliche Ereignisse nach Abschluss der Berichtsperiode.
Es gab keine wesentlichen Ereignisse nach Abschluss der Berichtsperiode.


Embedded Computer
applications & technologies

➤ Kontron – A profile of the Group

At its locations in Bavaria (Germany), Montreal and San Diego (North America), as well as Taipei (Asia) the Kontron Group produces embedded computer systems. Embedded computers (EC) are electronic brains, based on hardware and software that provide a wide range of different systems, facilities, equipment and devices with intelligence. With a look to the bigger picture, the embedded computer technology market is one of the most significant markets of the future, considering that more and more machines, facilities and systems are being equipped with these "electronic brains". Already established in 1962, Kontron now ranks as global technology leader and employs a workforce of more than 1,900 members of staff, of which more than one third is active in the areas of research, development and engineering. The Kontron Group is the only vendor capable of offering all ECT products such as components, and boards as well as systems and solutions, including standard and application software. As a global manufacturer, Kontron is present in the main markets of North America and Europe, and is also positioned in the emerging markets of China, Russia and East Europe. The company's own sales organizations located in more than 20 countries are supporting the marketing and sale of Kontron products worldwide.

➤ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Die Embedded Computer-Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Bereits 1962 gegründet, beschäftigt die Kontron AG heute als globaler Technologieführer über 1.900 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

➢ The share

In the last two years, the price development of the Kontron share did not progress in line with the corporation's sound business development. The five-fold increase in operating results generated by Kontron AG within the past two years has not been adequately matched by the share price by a considerable measure.

In order to finance the acquisition of Dolch and further increase liquidity, a minor capital increase representing 7 percent of equity capital was carried out at a purchase price of EUR 7.16 per share in February. Subsequently, more than 70,000 private investors hold 54 percent of the Kontron shares, while 40 percent are held by institutional investors and the remaining 6 percent by members of company management. The company is neither planning further capital increases nor obtaining a NASDAQ listing.

➢ Zur Aktie

Der Kurs der Kontron-Aktie konnte in den letzten zwei Jahren nicht Schritt halten mit der guten Geschäftsentwicklung des Unternehmens. Eine Verfünffachung des operativen Ergebnisses der Kontron AG innerhalb der vergangenen zwei Jahre hat sich im Aktienkurs leider nicht annähernd niedergeschlagen.

Zur Finanzierung des Dolch-Kaufs und der weiteren Stärkung der Liquidität wurde im Februar eine kleine Kapitalerhöhung um 7 Prozent des Grundkapitals zu einem Kaufpreis von 7,16 Euro je Aktie durchgeführt. Damit halten aktuell über 70.000 private Investoren 54 Prozent der Kontron-Aktien, 40 Prozent sind im Besitz institutioneller Investoren, 6 Prozent hält das Management. Weitere Kapitalerhöhungen sowie ein Gang an die NASDAQ sind nicht geplant.

➤ The Share in numbers
Die Aktie in Zahlen

	QI/2005
Earnings per share 2004 / Ergebnis je Aktie 2004	30 Cent
Equity per share per March. 31st / Eigenkapital je Aktie per 31.03.	4,46 Euro
Number of shares per March. 31st / Aktienzahl per 31.03.	48,9 Mio. Euro
Highest (lowest) price per share / Höchst (Tiefst)kurs	7,99(6,70) Euro
Price per share end of quarter / Quartalsschlusskurs	7,22 Euro
Market capitalization per Dec. 31st / Marktkapitalisierung per 31.12.	308,2 Mio. Euro



Kontron AG - TecDAX - 02.01.2005 bis 31.03.2005
EUR
8.0
7.5
7.0
6.5
TecDAX
Kontron
02.01.2005
31.01.
28.02.
31.03.

➤ Outlook: Strong Q2 and growth in 2005

The market for embedded computer technology will continue to show robust growth in 2005. New technologies such as ATCA, new application areas such as transportation and security technologies, and new markets in Russia and China will generate impulses in connection with the continued trend towards outsourcing. As global technology leader, Kontron AG is in an excellent position to benefit from these powerful growth and consolidation processes. The marked growth trend is aptly reflected by continuous monthly sales increases in the first quarter – including a "record month" of March – a high volume of orders at hand of EUR 107.4 million and an increase in development orders (design wins) up to a figure of EUR 42.9 million. As a result of these developments, record sales in excess of EUR 70 million are anticipated for the second quarter. The forecast issued for the 2005 business year has also been confirmed once again: 15 percent sales growth after currency adjustment to more than EUR 300 million, in connection with enhanced earnings strength.

In spite of restructuring costs in connection with the Dolch takeover, Kontron is still firmly targeting an increase in operating earnings (EBIT) by 40 percent to EUR 26.5 million, (after deduction of around EUR 1.5 million "virtual costs" for the stock option program within the context of the new accounting system according to IFRS). With the successful "Profit Improvement Program" starting two years ago Kontron has set major business guidelines for 2005. The newly released products within ATCA and the dynamically increasing interest in this technology will increase the growth of Kontron significantly until 2007.

➤ Ausblick: Starkes Q2 und Wachstum in 2005

Der Markt für Embedded Computer-Technologie wird auch 2005 weiter kräftig wachsen. Neue Technologien wie zum Beispiel ATCA, neue Anwendungsgebiete, etwa in der Transport- und Sicherheitstechnik und neue Märkte wie Russland und China geben ebenso Impulse wie der anhaltende Outsourcing-Trend. Die Kontron AG ist als globaler Technologieführer in diesem Wachstums- und Konsolidierungsprozess der Branche bestens aufgestellt. Kontinuierliche monatliche Umsatzsteigerungen im ersten Quartal – mit dem „Rekordmonat" März – der hohe Auftragsbestand von 107,4 Mio. Euro sowie das deutlich auf 42,9 Mio. Euro gestiegene Volumen der Entwicklungsaufträge signalisieren einen starken Wachstumstrend. Im zweiten Quartal wird deswegen ein Rekordumsatz von über 70 Mio. Euro erwartet. Für das Geschäftsjahr 2005 kann die Prognose bestätigt werden: 15 Prozent währungsbereinigtes Umsatzwachstum auf über 300 Mio. Euro bei gleichzeitiger Steigerung der Ertragskraft.

Trotz der Restrukturierungskosten anlässlich der Dolch-Übernahme hat Kontron nach wie vor fest die Steigerung des operativen Ergebnisses (EBIT) um 40 Prozent auf 26,5 Mio. Euro (nach ca. 1,5 Mio. Euro „fiktive Kosten" im Rahmen der neuen Rechnungslegung nach IFRS für das Stock Option Programm) im Visier. Mit dem seit zwei Jahren erfolgreichen „Profit Improvement Program" hat Kontron auch für 2005 die richtigen Weichen gestellt. Die Produktoffensive im Bereich ATCA und das spürbar steigende Interesse an dieser Technologie wird das Wachstum der Kontron bis 2007 maßgeblich positiv beeinflussen.



Potential annual revenues of design wins (in mio EUR)
Geplante jährliche Umsätze der Design Wins (in Mio. EUR)
Number of design wins /Anzahl Design Wins
68
68
53
74
67
30,5
29,0
30,6
30,4
42,9
Q1/04
Q2/04
Q3/04
Q2/04
Q1/05
Q1/04
Q2/04
Q3/04
Q2/04
Q1/05

*) *Kontron counts a customer design as a design win, if revenues > EUR 1 million are expected.*
Kontron bewertet ein Kundenprojekt als Design Win, wenn Umsätze > 1 Mio. EUR erwartet werden.

➤ Major Design Wins in QI/2005

Vertikaler Markt/ Vertical market	Region/Region	Potenzieller Umsatz p.a. Potential revenues p.y.
Telecom (ATCA)	USA	12,0 Mio. €
Gaming	USA	10,0 Mio. €
Logistic	Germany	3,2 Mio. €
Telecom	USA	3,0 Mio. €
Water supply	UK	2,1 Mio. €
Telecom (ATCA)	Italy	2,0 Mio. €

kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1 • D-85386 Eching
Tel. +49(0)8165-770 • Fax +49(0)8165-77385
Investor Relations: Gaby Moldan
www.kontron.com • investor@kontron.com

➢ To the point

We are raising 2006 forecasts

At the start of the year, Kontron AG set itself the ambitious targets of a 10 percent sales increase and even stronger growth in operating profit (EBIT). At the end of the first six months of the year, on the basis of the very vibrant business developments and renewed record results in the second quarter, we are now able to once again increase this very positive forecast for 2006 by EUR 15 million. Instead of 10 percent growth in sales, we are now expecting a rate of increase of 15 percent to around EUR 345 million. The operating profit is expected to grow also by 15 percent.

While it is true that this very positive development was already detectable with the flying start we achieved in the first quarter, it has been further and emphatically reinforced by the impressive figures of the months April to June: sales of EUR 93.3 million in the second quarter were 31 percent higher than the level of sales of the previous year. In the second quarter, operating profit (EBIT) even rose by 36 percent compared with the previous year to EUR 6.7 million. The level of new orders, which rose to EUR 126 million, gives us particular reason to be optimistic about the future, as well as the level of the order book, which climbed to an absolute record value of EUR 207 million after having stood at EUR 128 million only a year ago.

Besides this, a factor that leads us to foresee sustained growth in the coming years is the volume of our design wins, which is growing at a comparable rate and has already exceeded the EUR 100 million mark in the first half of the year. A series of lucrative major orders, not only in the promising ATCA telecommunications sector, but also in the areas of gaming and security technology, as well as in the energy sector, indicate a good outlook for medium and long-term sales growth for Kontron.

With our new production location in Penang, for the next few years we will have sufficient production capacities at our disposal that will, at the same time, allow us to exploit significant cost advantages. In addition to this and within the framework of strong organic growth, we are consistently expanding our global technology leadership by continuing to invest systematically in engineering resources. We are not intending to carry out time-consuming and expensive acquisitions. Kontron AG is on a very positive path.

➢ Auf ein Wort

Wir heben die Prognose 2006 an

Eine Umsatzsteigerung von 10 Prozent und ein noch stärkeres Wachstum beim operativen Ergebnis (EBIT) hießen zu Jahresbeginn die ehrgeizigen Ziele der Kontron AG. Mit Abschluss des ersten Halbjahres können wir nun aufgrund der sehr guten Geschäftsentwicklung und erneuten Rekordwerten im zweiten Quartal diese positive Prognose für 2006 noch einmal um 15 Mio. Euro nach oben anheben. Anstatt 10 Prozent Umsatzwachstum erwarten wir jetzt eine Steigerungsrate von 15 Prozent auf rund 345 Mio. Euro. Auch das operative Ergebnis soll um 15 Prozent ansteigen.



Diese sehr positive Entwicklung hat sich zwar bereits mit dem Superstart im ersten Quartal abgezeichnet, wurde aber jetzt durch die beeindruckenden Zahlen der Monate April bis Juni noch einmal nachdrücklich untermauert: Der Umsatz von 93,3 Mio. Euro im zweiten Quartal lag 31 Prozent über dem Vorjahreswert. Das operative Ergebnis (EBIT) stieg im zweiten Quartal sogar um 36 Prozent auf 6,7 Mio. Euro gegenüber dem Vorjahr. Optimistisch für die Zukunft stimmt aber insbesonders der Auftragseingang, der auf 126 Mio. Euro anstieg sowie der Auftragsbestand, der den absoluten Rekordwert von 207 Mio. Euro erreichte und noch vor Jahresfrist bei 128 Mio. Euro lag.

Für ein nachhaltiges Wachstum auch in den nächsten Jahren spricht darüber hinaus das ebenso zunehmende Volumen unserer Design Wins, das im ersten Halbjahr bereits über die 100 Mio. Euro-Marke stieg. Eine Reihe von lukrativen Großaufträgen, nicht nur im zukunftsträchtigen Telekommunikations-Sektor ATCA, sondern ebenso in den Bereichen Gaming und der Sicherheitstechnik sowie im Energiesektor versprechen auch mittel- und langfristig gute Umsätze für Kontron.

Mit unserem neuen Produktionsstandort in Penang verfügen wir für die nächsten Jahre auch über die ausreichenden Produktionskapazitäten, bei gleichzeitiger Nutzung erheblicher Kostenvorteile. Darüber hinaus bauen wir unsere globale Technologieführerschaft im Rahmen des kräftigen organischen Wachstums weiter aus, indem wir weiter systematisch in unsere Engineering-Ressourcen investieren. Zeitraubende und teure Akquisitionen werden wir nicht durchführen. Die Kontron AG ist auf einem sehr guten Weg.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	1HJ/2006 in Mio. EUR	1HJ/2005 in Mio. EUR
Revenues Umsatzerlöse	179,9	133,5
Gross earnings Rohertragsmarge	79,7	63,6
Operational & production cost Operative & Produktionskosten	67,6	56,2
- as of engineering costs - davon Entwicklungskosten	21,4	18,3
EBIT	11,8	8,4
Net income Periodenüberschuss	8,0	6,2
Cash flow from operational activities Operativer Cash Flow	6,0	3,4
Number of design wins Anzahl Design Wins	114	127
Design wins (in mio EUR) Design Wins (in Mio. EUR)	110,3	87,4

	6/2006 in Mio. EUR	12/2005 in Mio. EUR
Cash & short term investments Kassenbestand & kurzfristige Wertpapiere	50,5	53,3
- as of bank loans - davon Bankverbindlichkeiten	37,2	39,2
Inventory and trade receivables Vorräte und Forderungen L.u.L.	126,7	124,3
Total assets Bilanzsumme	341,5	338,4
Equity Eigenkapital	237,1	234,3
Number of employees Mitarbeiter	2.397	2.382
- as of which engineers in R & D - davon Ingenieure in F & E	819	772
Order backlog Auftragsbestand	207,2	151,1

Unser Wachstum (in Mio. EUR) Our growth (in mio EUR)


300
150
126
189
215
229
262
300
345
2000
2001
2002
2003
2004
2005
2006e

➢ Our Situation

In the second quarter, Kontron AG continued the dynamic business development of the first few months and, with sales of EUR 93.3 million, far outstripped forecasts of EUR 80 million and achieved a level that was 31 percent above the comparable value for the previous year period (EUR 71.2 million). As a result, 2006 first half sales rose by around 35 percent to a total of EUR 179.9 million, compared with EUR 133.5 million in the first half of 2005. We also achieved new records in the order books: compared with the already very good value of EUR 112 million we achieved in the first quarter, the level of new orders rose to EUR 126 million in the second quarter. At EUR 207 million, the order book reached a new record level, compared with EUR 176 million at the end of the first quarter and EUR 151 million at the start of the New Year 2005/06. On the profits side, Kontron AG outperformed forecasts to an even greater extent. At EUR 6.7 million, the operating profit (EBIT) in the second quarter was more than 36 percent above the previous year value of EUR 4.9 million. As a consequence, the six-month result equates to EUR 11.8 million, compared with EUR 8.4 million in the first half of the previous year. Net profit for the period developed in an equally positive manner. In the first half of the year it amounted to EUR 8 million, compared with EUR 6.2 million in the same period of the previous year. In the first half of the year, operating cash flow amounted to EUR 6.0 million over EUR 3.4 million in the same period last year.


Umsatz in Mio. EUR
Revenues trend in mio EUR
175
150
125
100
109,2
130,9
133,5
179,9
1HJ/03
1HJ/04
1HJ/05
1HJ/06
Cash Flow und EBIT in Mio. EUR y-o-y
Cash Flow and EBIT in mio EUR y-o-y
12
9
6
3
Cashflow
3,4
6,0
1HJ/05
1HJ/06
EBIT
8,4
11,8
1HJ/05
1HJ/06

The sound financial and net asset position of Kontron AG is clearly reflected in the key figures for the first half of 2006: cash in hand amounted to EUR 50.5 million. Bank borrowings stood at EUR 37.2 million and the net cash position stood at EUR 13.3 million. Given total assets of EUR 342 million, the equity ratio was 69.4 percent. At 2,397, the number of employees was almost unchanged compared with the first quarter of 2006.

America in the ascent

America generated particularly strong growth impulses in the second quarter. Whereas growth rates in the 2005 business year were moderate as a consequence of various measures aimed at centralizing production, we experienced an impressive response from this sales market with growth rates of almost 20 percent compared to the quarter before. We were particularly pleased that we also raised profitability significantly. The EBIT margin rose in the second quarter to almost 10 percent, compared with just 3.5 percent in the previous year. As a result, the integration strategy of the US company Dolch Computer Systems, acquired at the start of 2005, has proved an outstanding success. In the second quarter, we were able to notch up several major design wins, not only from the US military, but also from the world's foremost supplier of gaming machines, IGT.

➢ Zur Lage

Die Kontron AG hat im zweiten Quartal die dynamische Geschäftsentwicklung der ersten Monate weiter fortsetzen können und lag mit einem Umsatz von 93,3 Mio. Euro weit über den Prognosen von 80 Mio. Euro und 31 Prozent über dem Vergleichswert des Vorjahreszeitraums (71,2 Mio. Euro). Im ersten Halbjahr 2006 kletterten die Erlöse damit um rund 35 Prozent auf insgesamt 179,9 Mio. Euro gegenüber 133,5 Mio. Euro im ersten Halbjahr 2005. Neue Rekordwerte konnten auch in den Auftragsbüchern verzeichnet werden: Der Auftragseingang konnte gegenüber dem bereits sehr guten Wert von 112 Mio. Euro im ersten Quartal nochmals auf 126 Mio. Euro gesteigert werden. Der Auftragsbestand erreichte mit 207 Mio. Euro erneut Rekordniveau gegenüber 176 Mio. Euro zum Ende des ersten Quartals und 151 Mio. Euro zum Jahreswechsel 2005/06. Noch stärker über den Prognosen lag die Kontron AG auf der Ergebnisseite. Das operative Ergebnis (EBIT) lag mit 6,7 Mio. Euro im zweiten Quartal mehr als 36 Prozent über dem Vorjahreswert von 4,9 Mio. Euro. Für das erste Halbjahr ergibt sich damit ein Wert von 11,8 Mio. Euro gegenüber 8,4 Mio. Euro im ersten Halbjahr des Vorjahres. Entsprechend positiv entwickelte sich auch der Periodenüberschuss, der im ersten Halbjahr bei 8 Mio. Euro gegenüber 6,2 Mio. Euro im Vorjahreszeitraum lag. Der operative Cash Flow betrug im ersten Halbjahr 2006 6,0 Mio. Euro gegenüber 3,4 Mio. Euro im Vorjahreszeitraum.

Die solide Finanz- und Vermögenslage der Kontron AG spiegelt sich in den Kennziffern des ersten Halbjahres 2006 deutlich wider: Der Kassenbestand lag bei 50,5 Mio. Euro. Die Bankverbindlichkeiten betrugen 37,2 Mio. Euro, der Netto-Cashbestand betrug 13,3 Mio. Euro. Bei einer Bilanzsumme von 342 Mio. Euro lag die Eigenkapitalquote bei 69,4 Prozent. Die Mitarbeiterzahl blieb mit 2.397 gegenüber dem ersten Quartal 2006 nahezu konstant.

Amerika im Aufwind

Besonders starke Wachstumsimpulse gingen im zweiten Quartal von Amerika aus. Waren hier im Geschäftsjahr 2005 durch diverse Maßnahmen zur Zentralisation der Produktion die Zuwachsraten noch moderat, so meldete sich jetzt dieser Absatzmarkt eindrucksvoll mit Steigerungsraten von knapp 20 Prozent gegenüber dem Vorquartal zurück. Besonders erfreulich: Auch die Profitabilität konnte erheblich gesteigert werden. So stieg die EBIT-Marge im zweiten Quartal auf fast 10 Prozent gegenüber noch 3,5 Prozent im Vorjahr. Damit hat sich die Integrationsstrategie der Anfang 2005 erworbenen US-Firma Dolch Computer Systems voll bewährt. So konnten im zweiten Quartal mehrere große Design Wins, sowohl von den US-Streitkräften wie auch vom weltgrößten Spielautomatenhersteller IGT gewonnen werden.

➢ Consolidated statement of income

➢ Konzern Gewinn- und Verlustrechnung (IFRS)

	QII/2006 TEUR	QII/2005* TEUR	01-06/2006 TEUR	01-06/2005* TEUR
Revenues **Umsatzerlöse**	93.305	71.224	179.906	133.496
Material Materialkosten	-50.761	-36.735	-100.252	-69.893
Gross earnings **Rohertragsmarge**	42.544	34.489	79.654	63.603
Other production cost Sonstige Produktionskosten	-8.885	-6.002	-16.708	-11.132
Order-related development Auftragsbezogene Entwicklungskosten	-2.355	-1.773	-3.662	-2.675
Subtotal production related cost **Zwischensumme produktionsbezogene Kosten**	-11.240	-7.775	-20.370	-13.807
Cost of goods sold **Herstellungskosten des Umsatzes**	-62.001	-44.510	-120.621	-83.700
Selling and Marketing cost Vertriebskosten	-9.004	-8.398	-16.505	-16.499
General and administrative cost Allgemeine Verwaltungskosten	-6.279	-5.581	-12.984	-10.258
Research and development cost Forschungs- und Entwicklungskosten	-9.025	-8.120	-17.787	-15.635
Subtotal operating costs **Zwischensumme operative Kosten**	-24.308	-22.099	-47.276	-42.392
Other operating income Sonstige betriebliche Erträge	1.361	1.272	3.267	2.680
Other operating expenses Sonstige betriebliche Aufwendungen	-1.675	-982	-3.485	-1.644
Operating income before financial income and income taxes **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern und Gewinnanteilen**	6.682	4.905	11.791	8.440
Finance income Finanzertrag	424	270	702	454
Finance expense Finanzaufwand	-558	-524	-1.118	-1.048
Income taxes Steuern vom Einkommen und Ertrag	-1.928	-1.078	-3.356	-1.623
Net income **Konzernjahresüberschuss**	4.620	3.573	8.019	6.223
Thereof account for minority shareholders davon entfallen auf Minderheitsgesellschafter	301	201	335	278
Thereof account for shareholders of Kontron AG davon entfallen auf Anteilseigner der Kontron AG	4.318	3.372	7.684	5.945
Net Income per share (basic) in EUR Ergebnis je Aktie (unverwässert) in EUR	0,09	0,07	0,16	0,12
Net Income per share (diluted) in EUR Ergebnis je Aktie (verwässert) in EUR	0,09	0,07	0,16	0,12

****) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst***

➤ Consolidated balance sheet - Assets - Liabilities and Equity

➤ Konzern Bilanz (IFRS) - Aktiva - Passiva

ASSETS AKTIVA	30.06.2006 TEUR	31.12.2005 TEUR
Cash or equivalent Flüssige Mittel	50.484	53.256
Short term investments Wertpapiere des Umlaufvermögens	12	25
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	53.774	55.902
Inventories Vorräte	72.884	68.383
Advanced payments Geleistete Anzahlungen auf Vorräte	8.453	7.103
Other current receivables & assets Übrige Forderungen	11.353	8.590
Total current assets **Summe kurzfristige Vermögenswerte**	**196.960**	**193.259**
Investments Finanzanlagen	303	337
Investmens accounted for using the equity method Finanzanlagen nach der Equity Methode bilanziert	0	10
Property, plant and equipment, net Sachanlagevermögen	23.168	25.867
Intangible assets Immaterielle Vermögenswerte	14.295	11.546
Goodwill, net Firmen- oder Geschäftswert	86.305	85.091
Deferred income taxes Latente Steuern	20.511	22.272
Total non current assets **Summe langfristige Vermögenswerte**	**144.582**	**145.123**
Total assets/Aktiva	**341.542**	**338.382**

LIABILITIES AND EQUITY PASSIVA	30.06.2006 TEUR	31.12.2005 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	37.602	36.861
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	3.150	3.403
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	385	444
Accruals Rückstellungen	11.869	12.367
Deferred revenues Rechnungsabgrenzungsposten	872	885
Income tax payable Steuerschulden	4.361	4.262
Other current liabilities Übrige kurzfristige Verbindlichkeiten	3.778	2.305
Total current liabilities **Summe kurzfristige Verbindlichkeiten**	**62.017**	**60.527**
Long-term borrowings Langfristige Verbindlichkeiten	34.098	35.819
Pensions Pensionsrückstellungen	219	230
Deferred revenues Rechnungsabgrenzungsposten	75	68
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	599	719
Deferred income taxes Latente Steuern	7.391	6.749
Total non current liabilities **Summe langfristige Verbindlichkeiten**	**42.382**	**43.585**
Registered capital Gezeichnetes Kapital	48.954	48.954
Additional paid-in capital Kapitalrücklage	198.223	197.960
Retained earnings Bilanzgewinn/-verlust	11.472	3.788
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen	-20.142	-15.881
Treasury stock Eigene Anteile	-6.986	-5.806
Equity attributable to Equity Holders of the parent **Den Anteilseignern zurechenbarer Anteil am Eigenkapital**	231.521	229.015
Minority interest Anteile in Fremdbesitz	5.622	5.255
Equity total **Summe Eigenkapital**	237.143	234.270
Total liabilities and equity **Passiva**	341.542	338.382

➤ Consolidated Cash-Flow
➤ Konzern Cash-Flow (IFRS)

	QII/2006 TEUR	QII/2005* TEUR	01-06/2006 TEUR	01-06/2005* TEUR
Net income **Konzernjahresüberschuss**	4.620	3.573	8.019	6.223
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	1.428	1.522	3.301	2.187
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	295	436	-180	493
Change in deferred income taxes Änderung der latenten Steuern	635	719	1.619	1.177
Other non cash effective items Sonstige zahlungsunwirksame Erträge und Aufwendungen	299	25	127	-563
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:				
Accounts receivable Forderungen aus Lieferungen und Leistungen	-6.518	-3.024	622	-4.869
Inventories Vorräte	-4.976	-7.242	-6.596	-10.980
Other assets Sonstige Forderungen	-1.470	-360	-4.362	-1.938
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	6.234	10.396	3.415	11.675
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	547	6.045	5.965	3.405
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-3.213	-1.768	-5.917	-3.754
Purchases of financial assets Erwerb von Finanzanlagen	-13	-134	-13	-231
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	1.854	0	2.096	1
Acquisitions of subsidiaries Erwerb eines Tochterunternehmens	0	-313	0	-13.325
Acquisitions of additional equity in subsidiaries Erwerb von zusätzlichen Anteilen an Tochterunternehmen	-1.400	-874	-1.400	-874
Net cash used in/provided by investing activities **Mittelzufluss/-abfluss aus der Investitionstätigkeit**	-2.772	-3.089	-5.234	-18.183
Change in bank indebtness, current account Veränderung der Kontokorrentlinie	-1.230	148	153	-1.013
Repayment of short-term borrowings Tilgung von kurzfristigen Bankverbindlichkeiten	-277	-43	-315	-77
Proceeds of short-term borrowings Aufnahme kurzfristiger Bankverbindlichkeiten	0	30	0	30
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-1.700	-604	-1.908	-809
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	161	90	161	399
Proceeds from issuance of common shares Kapitalerhöhung	0	-317	0	21.642
Purchase of treasury stock Kauf eigener Aktien	-461	-416	-1.180	-1.385
Sale of treasury stock Verkauf eigener Aktien	0	0	0	5
Net cash used in / provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	-3.507	-1.112	-3.089	18.792
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	-250	528	-414	988
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	-5.982	2.372	-2.772	5.002
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	56.466	58.933	53.256	56.303
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	50.484	61.305	50.484	61.305

) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst

Notes

1. Accounting principles:

The accounts have been prepared in euro according to the regulations of the International Accounting Standard Board (IASB) and do not entail any changes over the rules of accounting and methods applied in preparing the consolidated accounts for the 2005 business year. All figures are given in thousands of euros (TEUR), unless explicitly stated otherwise.

Erläuternde Angaben

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den Vorschriften des International Accounting Standard Board (IASB) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2005 aus. Alle Angaben erfolgen in Tausend Euro (TEUR), sofern nicht anders vermerkt.

2. Shareholder's equity

2. Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Additional paid in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
January 01, 2005 before Adjustments/ vor Anpassungen	**45.654**	**178.123**	**-10.147**	**-23.277**	**-28**	**190.325**	**2.205**	**192.530**
Adjustments prior years according to IFRS 2 Anpassung früherer Berichtsperioden gem. IFRS 2		1.017	-1.017			0		0
January 01, 2005 after Adjustments/ nach Anpassungen	**45.654**	**179.140**	**-11.164**	**-23.277**	**-28**	**190.325**	**2.205**	**192.530**
Net change in treasury stock Zugang/Abgang eigener Aktien		-33			-1.352	-1.385		-1.385
Minority interest Anteile in Fremdbesitz						0	1.118	1.118
Foreign currency exchange differences Wechselkursveränderungen				4.419		4.419		4.419
Capital increase of approved capital Kapitalerhöhung aus Genehmigtem Kapital	3.300	18.574				21.874		21.874
Net income Konzernjahresüberschuss			5.945			5.945	278	6.223
June 30, 2005	**48.954**	**197.681**	**-5.219**	**-18.858**	**-1.380**	**221.178**	**3.601**	**224.779**
January 01, 2006	**48.954**	**197.960**	**3.788**	**-15.881**	**-5.806**	**229.015**	**5.255**	**234.270**
Net change in treasury stock Zugang/Abgang eigener Aktien					-1.180	-1.180		-1.180
Minority interest Anteile in Fremdbesitz		263				263	32	295
Foreign currency exchange differences Wechselkursveränderungen				-4.261		-4.261		-4.261
Net income Konzernjahresüberschuss			7.684			7.684	335	8.019
June 30, 2006	**48.954**	**198.223**	**11.472**	**-20.142**	**-6.986**	**231.521**	**5.622**	**237.143**

3. Segment information

3. Segmentberichterstattung

01-06/2006	West Europe West Europa TEUR	America Amerika TEUR	Emerging Markets TEUR	Consolidation* Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	110.721	64.363	44.077	-39.255	179.906
Third parties revenues Außenumsatz	85.582	57.192	36.977	0	179.751
Intercompany revenues Innenumsatz	25.139	7.171	7.100	-39.255	155
EBIT Earnings before interest and taxes EBIT Ergebnis vor Zinsen und Steuern	7.177	4.327	1.705	-1.418	11.791
Investment/ Investitionen	2.497	2.419	392	609	5.917

* The figures of Kontron AG are contained in the „consolidation" column. / Die Daten der Kontron AG sind in der Konsolidierungsspalte enthalten.

4. Registered capital
The registered capital amounts to 48.954.112 shares at a nominal value of EUR 1.00 (unchanged compared to end of 2005).

5. Treasury shares
As of June 30, 2006, Kontron AG held 1.035.769 own shares. On the basis of the share buyback program 968.022 shares valued at EUR 6.3 million were bought back by the end of 2005. In the first half year of 2006 141.000 shares valued at 1.2 million Euro were bought back.

6. Dividend
At the upcoming general meeting of the shareholders, Management Board and Supervisory Board will be proposing to disburse a first-time dividend payment for 2005 of 10 cents per share.

7. Shareholders within Management

Supervisory Board Aufsichtsrat	Shares Aktien	Convertible bonds Wandelschuldverschreibungen
Helmut Krings	23.999	40.000
Pierre McMaster	0	20.000
Prof. Georg Färber	1.126	20.000
Hugh Nevin	115.011	40.000
David Malmberg	0	20.000
Dr. Rudi Wieczorek	0	20.000

8. Consolidated entity and corporate acquisitions
In April 2006, Kontron AG increased its shareholding in RTSoft from 57 percent to 61 percent.

9. Significant events after the reporting period cutoff date
There were no significant events after the reporting period cutoff date.

4. Eigenkapital
Das Eigenkapital beträgt 48.954.112 Aktien zum Nennwert von 1 Euro und ist unverändert gegenüber dem Jahresabschluss 2005.

5. Eigene Aktien
Zum 30. Juni 2006 hält die Kontron AG 1.035.769 eigene Aktien. Auf Basis des Aktienrückkaufprogrammes wurden im Geschäftsjahr 2005 968.022 Aktien im Wert von 6,3 Mio. Euro erworben. Im ersten Halbjahr 2006 wurden 141.000 Aktien im Wert von 1,2 Mio. Euro erworben.

6. Dividende
Vorstand und Aufsichtsrat werden der Hauptversammlung erstmals die Zahlung einer Dividende von 10 Cent je Aktie für das Geschäftsjahr 2005 vorschlagen.

7. Aktionäre im Management

Management Board Vorstand	Shares Aktien	Share options Aktienoptionen
Hannes Niederhauser	2.772.281	0
Ulrich Gehrmann	200.000	185.000
Thomas Sparrvik	30.000	175.000

8. Konsolidierungskreis und Unternehmenskäufe
Im April 2006 führt die Kontron AG eine Anteilserhöhung an der RTSoft von 57 Prozent auf 61 Prozent durch.

9. Wesentliche Ereignisse nach Abschluss der Berichtsperiode
Es gab keine wesentlichen Ereignisse nach Abschluss der Berichtsperiode.


Embedded Computer
applications & technologies

➢ Kontron – A profile of the Group

At its locations in Bavaria (Germany), Montreal and San Diego (North America), as well as Taipei and Penang (Asia) the Kontron Group produces embedded computer systems. Embedded computers (EC) are electronic brains, based on hardware and software that provide a wide range of different systems, facilities, equipment and devices with intelligence. With a look to the bigger picture, the embedded computer technology market is one of the most significant markets of the future, considering that more and more machines, facilities and systems are being equipped with these "electronic brains". Already established in 1962, Kontron now ranks as global technology leader and employs a workforce of around 2,400 members of staff, of which more than one third is active in the areas of research, development and engineering. The Kontron Group is the only vendor capable of offering all ECT products such as components, and boards as well as systems and solutions, including standard and application software. As a global manufacturer, Kontron is present in the main markets of North America and Europe, and is also positioned in the emerging markets of China, Russia and East Europe. The company's own sales organizations located in more than 20 countries are supporting the marketing and sale of Kontron products worldwide.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei und Penang (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Die Embedded Computer-Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Bereits 1962 gegründet, beschäftigt die Kontron AG heute als globaler Technologieführer knapp 2.400 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Produzent ist Kontron in den Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

➢ The share

With an increase of around 26 percent from EUR 7.49 at the start of the year to EUR 9.02 as of June 30, 2006, the Kontron share price has developed very well, even in comparison with the TecDAX (plus 8 percent). Even the „mini stock market crash" in the second quarter, when the TecDAX fell by over 10 percent, left the Kontron share almost unaffected. This is most certainly a reflection of the positive business development of the company, as well as the predominantly very good ratings given to the shares by analysts. The increasing interest of institutional investors in Kontron AG is also evident in the shareholder structure, where the number of small shareholders has increased from 76,000 as of the new year 2005/06 to around 62,000 currently. At the same time, the institutional base has expanded with investments being made by Fidelity, DWS as well as foreign funds. For the 2005 financial year, the distribution of a dividend of 10 cents per share will be proposed the general shareholders' meeting. This amount is tax-free. At the same time, on the basis of the sound liquidity of Kontron AG, we also intend to continue the share buyback program in 2006.

➢ Zur Aktie

Mit einem Plus von rund 26 Prozent von 7,49 Euro zu Jahresbeginn auf 9,02 Euro zum 30.06.2006 hat sich die Kontron-Aktie – auch im Vergleich zum TecDAX (plus 8 Prozent) – sehr gut entwickelt. Selbst der „kleine Börsencrash" im zweiten Quartal, bei dem der TecDAX um über 10 Prozent absackte, blieb fast ohne Auswirkungen auf die Kontron-Aktie. Dies ist sicherlich ein Ausdruck der positiven Geschäftsentwicklung des Unternehmens sowie der überwiegend sehr guten Ratings der Analysten. Das zunehmende Interesse institutioneller Investoren an der Kontron AG zeigt sich auch an der Aktionärsstruktur, bei der die Zahl der Kleinaktionäre von 76.000 zum Jahreswechsel auf jetzt rund 62.000 abgenommen hat und sich gleichzeitig die institutionelle Basis mit dem Engagement von Fidelity, DWS und auch ausländischen Fonds verbreitert hat. Der Hauptversammlung wird für das Geschäftsjahr 2005 die Ausschüttung einer Dividende von 10 Cent pro Aktie vorgeschlagen. Dieser Betrag ist steuerfrei. Gleichzeitig wird auch 2006 auf Basis der guten Liquidität der Kontron AG das Aktienrückkaufprogramm fortgeführt werden.

Die Aktie in Zahlen

The Share in numbers

Earnings per share 2005 Ergebnis je Aktie 2005	31 Cent
Operat. cash flow per share 2005 Operativer Cash Flow je Aktie 2005	28 Cent
Equity per share on 30/06 Eigenkapital je Aktie per 30.06.	4,85 Euro
Number of shares on 30/06 Aktienzahl per 30.06.	48,9 Mio.
Highest price per share (in 1HJ) Höchstkurs (in 1HJ)	10,10 Euro
Lowest price per share (in 1HJ) Tiefstkurs (in 1HJ)	7,41 Euro
Price per share end of quarter Quartalsendkurs	9,02 Euro
Market capitalization on 30/06 Marktkapitalisierung per 30.06.	442 Mio.Euro


Kontron AG – TecDAX – 02.01.2006 bis 30.06.2006
900
800
700
600
500
02.01.2006
31.01.
28.02.
31.03.
28.04.
31.05.
30.06.
Kontron AG
TecDAX

➢ Outlook

The excellent development of sales in the first half of the year, the new historic record level of EUR 207 million of the order book, as well as the volume of design wins, which grew significantly to over EUR 100 million in the first six months of the year, demonstrate clearly that Kontron AG is on a very positive path on a short, medium and long-term basis. For this reason, we are raising our sales and profits forecasts for the 2006 financial year. We are now expecting an increase in sales of around 15 percent to EUR 345 million (the previous growth forecast was 10 percent). With regard to operating profit, we are also expecting an increase compared with the previous year of 15 percent (previous forecast: 10 percent). Also, looking beyond the 2006 financial year, we are expecting sustained, profitable growth for Kontron AG. The signs are pointing clearly towards an upswing.

➢ Ausblick

Die hervorragende Umsatzentwicklung im ersten Halbjahr, der neue historische Rekordwert von 207 Mio. Euro beim Auftragsbestand sowie das in den ersten sechs Monaten deutlich auf über 100 Mio. Euro angewachsene Volumen der Design Wins zeigen deutlich: Die Kontron AG ist kurz-, mittel- und langfristig auf einem sehr guten Weg. Für das Geschäftsjahr 2006 heben wir deswegen die Umsatz- und Ergebnisprognose an. Wir erwarten nunmehr bei den Erlösen eine Steigerung von rund 15 Prozent auf 345 Mio. Euro (bisher prognostiziert 10 Prozent Wachstum). Beim operativen Ergebnis erwarten wir auch eine Steigerung gegenüber dem Vorjahr von 15 Prozent (bisher prognostiziert: 10 Prozent). Auch über das Geschäftsjahr 2006 hinaus gehen wir von einem nachhaltigen, profitablen Wachstum der Kontron AG aus. Die Zeichen stehen eindeutig auf Aufschwung.

Major Design Wins

in QII/2006

Vertikaler Markt Vertical market	Region Region	Potenzieller Umsatz p.a. Potential revenues p.y.
Energy	Russia	12,0 Mio. USD
Telecom	Japan	8,0 Mio. USD
Railway	Poland	4,0 Mio. EUR
Automation	Germany	4,0 Mio. EUR
Medical	Austria/IL	3,0 Mio. USD
Gaming	USA	3,0 Mio. USD

Auftragsbestand

Order backlog


200
100
100
108
128
140
151
176
207
12/04
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06

Kontron AG
Oskar-von-Miller-Strasse 1 • D-85386 Eching
Tel. +49 (0) 81 65-77 0 • Fax +49 (0) 81 65-77 385
Investor Relations: Gaby Moldan • www.kontron.com • investor@kontron.com

kontron

➤ To the point

Generating record organic growth

The summer months of 2006 marked a quarter of superlatives at Kontron. For the first time in the history of the corporation, we cleared the magic 100 million euro sales mark in a single quarter. This is not only a record for us, but also for the entire embedded computer branch. Among the top five competitors worldwide, we have generated the strongest organic growth.

This organic growth is taking place in a market environment that is characterized by a fast-lane consolidation process. While the five leading embedded computer players represented around 20 percent of the world market some five years ago, today, they already account for just under 50 percent. In the past two years, three major players, General Electrics, Motorola and Emerson have stepped into the arena with bundled embedded computer activities and major acquisitions. Backed by their sizeable capital strength they are lending major momentum to the merger and acquisition activities within the branch. In this process, Kontron has been and remains well advised with its strategy formulated already in 2005 of pushing ahead with organic growth, instead of opting for expensive acquisitions. While one dollar's worth of organic growth can be financed with an average of 40 cents, the acquisition of one dollar of growth impacts the bottom line at up to two dollars and fifty cents, in view of rising prices. The fact that Kontron holds an extremely solid liquidity situation is the result of this successful strategy. At the same time, we must continue to do our homework in order to hold our leading position as an independent company competing against the major players. The strong sales growth on the one hand must be matched by further gains in earnings strength. Posting EBIT of EUR 8.8 million in the third quarter – which translates as a margin of around 8.3 percent – we are proceeding in the right direction. Over the medium term, our aim is to achieve a double-digit EBIT margin. Our profit improvement program with its extensive measures in the costs and synergies areas – a major keyword here is „central, basic production facilities in Malaysia" – is beginning to gain traction. Over and beyond these aspects, we are very optimistic with regard to our continued vigorous and profitable growth – not only with regard to 2006, but also with a look to the upcoming years.



➤ Auf ein Wort

Rekord-Wachstum aus eigener Kraft

Die Sommermonate 2006 waren für Kontron ein Quartal der Superlative: Zum ersten Mal in der Firmengeschichte haben wir in einem Quartal die magische 100 Mio. Euro-Umsatzhürde übersprungen. Das ist nicht nur ein Rekord für uns, sondern für die gesamte Embedded Computer-Branche. Unter den globalen Top Five Wettbewerbern weisen wir damit das größte organische Wachstum auf.

Dieses organische Wachstum findet in einem Marktumfeld statt, das durch einen rasanten Konsolidierungsprozess gekennzeichnet ist. Repräsentierten vor fünf Jahren die fünf führenden Embedded Computer-Anbieter noch etwa 20 Prozent der Weltmarktanteile, so sind es heute bereits knapp 50 Prozent. In den vergangenen zwei Jahren sind mit General Electrics, Motorola und Emerson gleich drei neue Big Player mit gebündelten Embedded Computer-Aktivitäten und größeren Zukäufen auf den Plan getreten; sie kurbeln mit ihrer großen Kapitalkraft das Merger- und Akquisitionsrad in der Branche noch weiter an. Kontron war und ist in diesem Prozess mit seiner bereits 2005 formulierten Strategie, nicht auf teure Akquisitionen, sondern auf organisches Wachstum zu setzen, gut beraten. Denn während ein Dollar organisches Wachstum im Schnitt mit 40 Cent finanziert werden kann, belastet beim Kauf ein Dollar Wachstum heute angesichts steigender Preise die Kasse mit bis zu 2,5 Dollar. Dass Kontron heute über eine grundsolide Liquiditätssituation verfügt, ist das Resultat dieser erfolgreichen Strategie. Gleichwohl müssen wir weiter unsere Hausaufgaben machen, um im Konzert der Großen als eigenständiges Unternehmen weiter ganz vorne mitspielen zu können. Das kräftige Umsatzwachstum der einen Seite muss mit einer noch weiteren Stärkung der Ertragskraft einhergehen. Mit einem EBIT von 8,8 Mio. Euro im dritten Quartal – das entspricht einer Marge von rund 8,3 Prozent – sind wir auf dem richtigen Weg. Mittelfristig wollen wir eine zweistellige EBIT Rate erreichen. Unser Profit-Improvement-Programm mit den umfassenden Maßnahmen im Kosten- und Synergiebereich – Stichwort „Zentrale Basisproduktion in Malaysia" – beginnt zu greifen. Ungeachtet dessen: Nicht nur für das Geschäftsjahr 2006, sondern auch darüber hinaus sind wir sehr zuversichtlich, weiter profitabel und kräftig wachsen zu können.

Hannes Niederhauser
CEO/Chairman of the Board
Vorstandsvorsitzender

	1-9/2006 in Mio. EUR	1-9/2005 in Mio. EUR
Revenues Umsatzerlöse	286,4	207,0
Gross earnings Rohertragsmarge	125,0	101,0
Operational & production cost Operative & Produktionskosten	104,1	87,9
- as of engineering costs - davon Entwicklungskosten	33,3	28,6
EBIT	20,6	14,2
Net income Periodenüberschuss	14,6	10,4
Cash flow from operational activities Operativer Cash Flow	15,3	3,0
Number of design wins Anzahl Design Wins	182	189
Design wins (in mio EUR) Design Wins (in Mio. EUR)	161,0	130,1

	9/2006 in Mio. EUR	12/2005 in Mio. EUR
Cash & short term investments Kassenbestand & kurzfristige Wertpapiere	53,9	53,3
- as of bank loans - davon Bankverbindlichkeiten	35,6	39,2
Inventory and trade receivables Vorräte und Forderungen L.u.L.	141,9	124,3
Total assets Bilanzsumme	359,2	338,4
Equity Eigenkapital	241,9	234,3
Number of employees Mitarbeiter	2.429	2.382
- as of which engineers in R & D - davon Ingenieure in F & E	832	772
Order backlog Auftragsbestand	220,1	151,1


Unser Wachstum (in Mio. EUR)
Our growth (in mio EUR)
300
150
126
189
215
229
262
300
>>345
2000
2001
2002
2003
2004
2005
2006e

➢ Our Situation

In the third quarter, Kontron AG generated sales of EUR 106.5 million, thereby clearing the 100 million euro mark in a three-month period for the first time, and has once again set a new record figure in recent company history. By comparison with the same period last year (EUR 73.5 million), this represents an increase by more than 40 percent. In the first nine months, total sales came in at EUR 286 million over EUR 207 million in the first nine months of the 2005 business year. This represents a gain of around 38 percent. Orders on hand were up to EUR 220 million over EUR 140 million in the same period last year. At EUR 120 million, incoming orders were 40 percent above the figure of EUR 86 million recorded last year.

In geographical terms, growth rates were recorded on all major markets, in America, as well as in Europe and in Asia. With regard to branches, the strongest impulses emanated from the telecommunications, gaming and power technology areas. At a volume in excess of more than EUR 50 million, the design wins remain on a very high level, also in the third quarter. All in all, since the summer of the ongoing year, the backlog of design wins has passed the 1 billion euro mark for the first time in the history of the corporation.


Umsatz in Mio. EUR
Revenues trend in mio EUR
100
75
50
25
73,5
86,6
93,3
106,5
44%
Q3/05
Q1/06
Q2/06
Q3/06
EBIT trend in Mio. EUR
EBIT trend in mio EUR
8
6
4
2
5,7
5,1
6,7
8,8
54%
Q3/05
Q1/06
Q2/06
Q3/06

The operating result moved up once again to EUR 8.8 million, following on EUR 5.1 million in the first quarter and EUR 6.7 in the second quarter. By comparison with the prior year period (EUR 5.7 million), this represents a gain of more than 50 percent. The surplus for the period shows an equally positive trend and was recorded at EUR 6.6 million in the third quarter (previous year period: EUR 4.2 million).

The Profit Improvement Program launched by Kontron AG is starting to gain significant traction. Especially the shift of basic production to the new location in Malaysia is contributing sustained effects. In the third quarter alone, products valued at around US $ 22 million were manufactured. Thanks to the new facilities, we have already been able to reduce R&D adjusted manufacturing costs, which stood at 9.3 percent of proceeds in the first half of the year, to 7.6 percent. Thanks to the excellent conditions in Penang and the existing production capacities, we are optimistic of reaching the 7 percent mark by the year 2008. At the end of this year we will already be manufacturing more than 20 percent of our products in Malaysia. 2008 it should rise to above 50 percent.

The financial and net asset position of Kontron AG remained solid throughout the third quarter. By comparison with the prior year period, cash in hand was up from EUR 50.5 million to EUR 53.9 million. The net cash position increased by EUR 5 million to EUR 18.3 million, although a dividend of around EUR 5 million had been disbursed to the shareholders in the third quarter. The operating cash flow in the third quarter was recorded at EUR 9.3 million.

➢ Zur Lage

Die Kontron AG hat im dritten Quartal mit einem Umsatz von 106,5 Mio. Euro erstmals die 100 Mio. Euro-Marke im Drei-Monatszeitraum überschritten und damit einen erneuten Rekordwert erzielt. Gegenüber dem Vorjahreszeitraum (73,5 Mio. Euro) bedeutet dies eine Steigerung von über 40 Prozent. Der gesamte Umsatz lag in den ersten neun Monaten bei 286 Mio. Euro gegenüber 207 Mio. Euro in den ersten neun Monaten des Geschäftsjahres 2005. Das entspricht einem Plus von rund 38 Prozent. Der Auftragsbestand kletterte auf 220 Mio. Euro gegenüber 140 Mio. Euro im Vorjahreszeitraum. Der Auftragseingang lag mit 120 Mio. Euro 40 Prozent über dem Vorjahreswert von 86 Mio. Euro.

Geografisch konnten die Steigerungsraten auf allen wichtigen Märkten, sowohl in Amerika, wie auch in Europa und Asien erzielt werden. Branchenbezogen kamen die stärksten Impulse aus den Bereichen Telekommunikation, Gaming sowie Energietechnik. Die Design Wins befinden sich auch im dritten Quartal mit einem Volumen von über 50 Mio. Euro auf einem anhaltend sehr hohen Niveau. Insgesamt hat der Bestand an Design Wins seit dem Sommer dieses Jahres zum ersten Mal in der Geschichte des Unternehmens die Marke von 1 Mrd. Euro überschritten.

Das operative Ergebnis konnte nach 5,1 Mio. Euro im ersten Quartal und 6,7 Mio. Euro im zweiten Quartal nochmals auf 8,8 Mio. Euro gesteigert werden. Gegenüber dem Vorjahreszeitraum (5,7 Mio. Euro) bedeutet dies ein Plus von über 50 Prozent. Entsprechend positiv hat sich auch der Periodenüberschuss entwickelt, der im dritten Quartal bei 6,6 Mio. Euro (Vorjahreszeitraum 4,2 Mio. Euro) lag.

Das Profit Improvement Programm der Kontron AG beginnt, signifikant zu greifen. Für nachhaltige Effekte sorgt insbesondere die Verlagerung der Basisproduktion an den neuen Standort in Malaysia. Hier wurden alleine im dritten Quartal bereits Waren im Wert von rund 22 Mio. US-Dollar hergestellt. Damit konnten wir die F&E bereinigten Produktionskosten, die im ersten Halbjahr noch bei 9,3 Prozent der Erlöse lagen, bereits auf 7,6 Prozent reduzieren. Mit den hervorragenden Bedingungen in Penang und den vorhandenen Produktionskapazitäten sind wir zuversichtlich, bis 2008 die 7 Prozent-Marke zu erreichen. Bereits Ende dieses Jahres werden wir mehr als 20 Prozent unserer Produkte in Malaysia herstellen. 2008 sollen es über 50 Prozent werden.

Die Finanz- und Vermögenslage der Kontron AG war auch im dritten Quartal solide. Der Kassenbestand konnte gegenüber dem ersten Halbjahr von 50,5 auf 53,9 Mio. Euro gesteigert werden. Der Netto Cash-Bestand erhöhte sich um 5 Mio. Euro auf 18,3 Mio. Euro, und dies, obwohl im dritten Quartal rund 5 Mio. Euro Dividende an die Aktionäre ausgezahlt wurden. Der operative Cash Flow lag somit bei 9,3 Mio. Euro im dritten Quartal.

➢ Consolidated statement of income

➢ Konzern Gewinn- und Verlustrechnung (IFRS)

	QIII/2006 TEUR	QIII/2005* TEUR	01-09/2006 TEUR	01-09/2005* TEUR
Revenues **Umsatzerlöse**	106.475	73.458	286.381	206.954
Material Materialkosten	-61.081	-36.076	-161.333	-105.969
Gross earnings **Rohertragsmarge**	45.394	37.382	125.048	100.985
Other production cost Sonstige Produktionskosten	-8.067	-7.430	-24.776	-18.562
Order-related development cost Auftragsbezogene Entwicklungskosten	-3.924	-4.187	-7.586	-6.862
Subtotal production related cost **Zwischensumme produktionsbezogene Kosten**	-11.991	-11.617	-32.362	-25.424
Cost of goods sold **Herstellungskosten des Umsatzes**	-73.072	-47.693	-193.695	-131.393
Selling and Marketing cost Vertriebskosten	-9.613	-8.405	-26.117	-24.904
General and administrative cost Allgemeine Verwaltungskosten	-6.951	-5.606	-19.935	-15.864
Research and development cost Forschungs- und Entwicklungskosten	-7.931	-6.095	-25.718	-21.729
Subtotal operating costs **Zwischensumme operative Kosten**	-24.495	-20.106	-71.770	-62.497
Other operating income Sonstige betriebliche Erträge	940	850	4.207	3.530
Other operating expenses Sonstige betriebliche Aufwendungen	-1.026	-768	-4.512	-2.411
Operating income before financial income and income taxes **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern und Gewinnanteilen**	8.822	5.741	20.611	14.183
Finance income Finanzertrag	196	305	899	758
Finance expense Finanzaufwand	-500	-536	-1.618	-1.584
Income taxes Steuern vom Einkommen und Ertrag	-1.961	-1.327	-5.318	-2.952
Net income **Konzernjahresüberschuss**	6.557	4.183	14.573	10.405
Thereof account for minority shareholders davon entfallen auf Minderheitsgesellschafter	627	351	960	628
Thereof account for shareholders of Kontron AG davon entfallen auf Anteilseigner der Kontron AG	5.930	3.832	13.613	9.777
Net Income per share (basic) in EUR Ergebnis je Aktie (unverwässert) in EUR	0,12	0,08	0,28	0,21
Net Income per share (diluted) in EUR Ergebnis je Aktie (verwässert) in EUR	0,12	0,08	0,28	0,20

**) The prior year figures were adjusted according to IFRS 2 / Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst*

➤ Consolidated balance sheet - Assets - Liabilities and Equity

➤ Konzern Bilanz (IFRS) - Aktiva - Passiva

ASSETS AKTIVA	30.09.2006 TEUR	31.12.2005 TEUR
Cash or equivalent Flüssige Mittel	53.911	53.256
Short term investments Wertpapiere des Umlaufvermögens	31	25
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	64.202	55.902
Inventories Vorräte	77.725	68.383
Advanced payments Geleistete Anzahlungen auf Vorräte	8.837	7.103
Other current receivables & assets Übrige Forderungen	10.678	8.590
Total current assets Summe kurzfristige Vermögenswerte	215.384	193.259
Investments Finanzanlagen	307	337
Investmens accounted for using the equity method Finanzanlagen nach der Equity Methode bilanziert	27	10
Property, plant and equipment, net Sachanlagevermögen	22.680	25.867
Intangible assets Immaterielle Vermögenswerte	14.707	11.546
Goodwill, net Firmen- oder Geschäftswert	86.241	85.091
Deferred income taxes Latente Steuern	19.807	22.272
Total non current assets Summe langfristige Vermögenswerte	143.769	145.123
Total assets Aktiva	359.153	338.382

LIABILITIES AND EQUITY PASSIVA	30.09.2006 TEUR	31.12.2005 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	48.357	36.861
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	1.564	3.403
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	333	444
Accruals Rückstellungen	13.649	12.367
Deferred revenues Rechnungsabgrenzungsposten	661	885
Income tax payable Steuerschulden	4.600	4.262
Other current liabilities Übrige kurzfristige Verbindlichkeiten	5.741	2.305
Total current liabilities Summe kurzfristige Verbindlichkeiten	74.905	60.527
Long-term borrowings Langfristige Verbindlichkeiten	34.067	35.819
Pensions Pensionsrückstellungen	213	230
Deferred revenues Rechnungsabgrenzungsposten	80	68
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	600	719
Deferred income taxes Latente Steuern	7.375	6.749
Total non current liabilities Summe langfristige Verbindlichkeiten	42.335	43.585
Registered capital Gezeichnetes Kapital	48.954	48.954
Additional paid-in capital Kapitalrücklage	191.530	197.960
Retained earnings Bilanzgewinn/-verlust	19.875	3.788
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen	-19.812	-15.881
Treasury stock Eigene Anteile	-5.868	-5.806
Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital	234.679	229.015
Minority interest Anteile in Fremdbesitz	7.234	5.255
Equity total Summe Eigenkapital	241.913	234.270
Total liabilities and equity Passiva	359.153	338.382

➤ Consolidated Cash-Flow
➤ Konzern Cash-Flow (IFRS)

	QIII/2006 TEUR	QIII/2005* TEUR	01-09/2006 TEUR	01-09/2005* TEUR
Net income **Konzernjahresüberschuss**	6.557	4.183	14.573	10.405
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	2.012	1.564	5.313	3.751
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	-13	427	-193	919
Change in deferred income taxes Änderung der latenten Steuern	668	592	2.287	1.769
Other non cash effective items Sonstige zahlungsunwirksame Erträge und Aufwendungen	594	466	723	-95
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:				
Accounts receivable Forderungen aus Lieferungen und Leistungen	-10.707	-2.245	-10.084	-7.114
Inventories Vorräte	-5.018	-5.495	-11.614	-16.475
Other assets Sonstige Forderungen	534	-792	-3.828	-2.730
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	14.699	890	18.115	12.564
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	9.326	-410	15.291	2.994
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-2.648	-4.072	-8.565	-7.837
Purchases of financial assets Erwerb von Finanzanlagen	0	231	-13	0
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	870	1.181	2.966	1.182
Acquisitions of subsidiaries Erwerb eines Tochterunternehmens	0	0	0	-13.314
Acquisitions of financial investments in associated companies Erwerb von zusätzlichen Anteilen an Tochterunternehmen	0	0	-1.400	-874
Acquisitions of additional equity in subsidiaries Erwerb von Finanzinvestitionen an assoziierten Unternehmen	-27	0	-27	0
Net cash used in/provided by investing activities **Mittelzufluss/-abfluss aus der Investitionstätigkeit**	-1.805	-2.660	-7.039	-20.843
Change in bank indebtness, current account Veränderung der Kontokorrentlinie	-1.640	1.056	-1.487	43
Repayment of short-term borrowings Tilgung von kurzfristigen Bankverbindlichkeiten	-132	-359	-447	-436
Proceeds of short-term borrowings Aufnahme kurzfristiger Bankverbindlichkeiten	0	3.611	0	3.642
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	-144	-2.563	-2.053	-3.255
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	126	0	287	282
Dividends paid Gezahlte Dividenden	-4.790	0	-4.790	0
Proceeds from issuance of common shares Kapitalerhöhung	981	0	981	21.642
Purchase of treasury stock Kauf eigener Aktien	-262	-2.629	-1.440	-4.009
Sale of treasury stock Verkauf eigener Aktien	1.890	0	1.890	0
Net cash used in / provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	-3.971	-884	-7.059	17.909
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	-125	199	-538	1.187
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	3.425	-3.755	655	1.247
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	50.486	61.305	53.256	56.303
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	53.911	57.550	53.911	57.550

) The prior year figures were adjusted according to IFRS 2 /Die Vorjahreszahlen wurden gemäß IFRS 2 angepasst

Notes

Erläuternde Angaben

1. Accounting principles:

The accounts have been prepared in euro according to the regulations of the International Accounting Standard Board (IASB) and do not entail any changes over the rules of accounting and methods applied in preparing the consolidated accounts for the 2005 business year. All figures are given in thousands of euros (TEUR), unless explicitly stated otherwise.

1. Grundlagen

Der Abschluss wurde in Euro in Übereinstimmung mit den Vorschriften des International Accounting Standard Board (IASB) erstellt und weist keine Veränderungen in den Rechnungslegungsgrundsätzen und Methoden gegenüber dem Konzernabschluss des Geschäftsjahres 2005 aus. Alle Angaben erfolgen in Tausend Euro (TEUR), sofern nicht anders vermerkt.

2. Shareholder's equity

2. Eigenkapitalentwicklung

	Registered capital Gezeichnetes Kapital TEUR	Additional paid in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/ -verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
January 01, 2005 before Adjustments/ vor Anpassungen	45.654	178.123	-10.147	-23.277	-28	190.325	2.205	192.530
Adjustments prior years according to IFRS 2 Anpassung früherer Berichtsperioden gem. IFRS 2		1.017	-1.017			0		0
January 01, 2005 after Adjustments/ nach Anpassungen	45.654	179.140	-11.164	-23.277	-28	190.325	2.205	192.530
Net change in treasury stock Zugang/Abgang eigener Aktien					-4.009	-4.009		-4.009
Minority interest Anteile in Fremdbesitz						0	1.472	1.472
Stock based compensation Aktienbasierende Vergütungen		406				406		406
Foreign currency exchange differences/Others Wechselkursveränderungen/Sonstiges		-98		5.236		5.138		5.138
Capital increase of approved capital Kapitalerhöhung aus Genehmigtem Kapital	3.300	18.570				21.870		21.870
Net income Konzernjahresüberschuss			9.777			9.777	628	10.405
September 30, 2005	48.954	198.018	-1.387	-18.041	-4.037	223.507	4.305	227.812
January 01, 2006	48.954	197.960	3.788	-15.881	-5.806	229.015	5.255	234.270
Net change in treasury stock Zugang/Abgang eigener Aktien		512			-62	450		450
Allocation to retained earnings Einstellung in die Gewinnrücklage		-7.264	7.264			0		0
Dividend Payment Dividendenzahlung			-4.790			-4.790		-4.790
Minority interest Anteile in Fremdbesitz						0	1.019	1.019
Stock based compensation Aktienbasierende Vergütungen		322				322		322
Foreign currency exchange differences Wechselkursveränderungen				-3.931		-3.931		-3.931
Net income Konzernjahresüberschuss			13.613			13.613	960	14.573
September 30, 2006	48.954	191.530	19.875	-19.812	-5.868	234.679	7.234	241.913

3. Segment information

3. Segmentberichterstattung

01-09/2006	West Europe West Europa TEUR	America Amerika TEUR	Emerging Markets TEUR	Consolidation* Konsolidierung TEUR	Total Summe TEUR
Sales Revenues Umsatzerlöse	170.674	102.087	75.863	-62.243	286.381
Third parties revenues Außenumsatz	130.938	92.462	62.450	0	285.850
Intercompany revenues Innenumsatz	39.736	9.625	13.413	-62.243	531
EBIT Earnings before interest and taxes EBIT Ergebnis vor Zinsen und Steuern	11.568	7.280	4.780	-3.017	20.611
Investment/ Investitionen	3.334	3.243	642	1.346	8.565

* The figures of Kontron AG are contained in the „consolidation" column. / Die Daten der Kontron AG sind in der Konsolidierungsspalte enthalten.

4. Registered capital
The registered capital amounts to 48,954,112 shares at a nominal value of EUR 1.00 (unchanged compared to end of 2005).

5. Treasury shares
As of September 30, 2006, Kontron AG held 864,087 own shares. In the first three quarters of 2006, a total of 201,682 own shares were used for stock option programs as well as 171,000 shares were bought back.

6. Dividend
The general meeting of the shareholders has agreed on a first-time dividend payment for 2005 of 10 cents per share. In the third quarter, the dividend of EUR 4.8 million was disbursed.

7. Shareholders within Management

4. Eigenkapital
Das Eigenkapital beträgt 48.954.112 Aktien zum Nennwert von 1 Euro und ist unverändert gegenüber dem Jahresabschluss 2005.

5. Eigene Aktien
Zum 30. September 2006 hält die Kontron AG 864.087 eigene Aktien. In den ersten drei Quartalen 2006 wurden 201.682 eigene Aktien zur Bedienung von Aktienoptionsprogammen verwendet sowie 171.000 Aktien erworben.

6. Dividende
Die Hauptversammlung hat erstmals die Zahlung einer Dividende von 10 Cent je Aktie für das Geschäftsjahr 2005 beschlossen. Im dritten Quartal wurde die Dividende in der Gesamthöhe von 4,8 Mio. Euro ausbezahlt.

7. Aktionäre im Management

Supervisory Board Aufsichtsrat	Shares Aktien	Convertible bonds Wandelschuldverschreibungen
Helmut Krings	23.999	40.000
Pierre McMaster	0	20.000
Prof. Georg Färber	1.126	20.000
Hugh Nevin	140.011	40.000
David Malmberg	0	20.000
Dr. Rudi Wieczorek	0	20.000

Management Board Vorstand	Shares Aktien	Share options Aktienoptionen
Hannes Niederhauser	1.942.281	0
Ulrich Gehrmann	255.000	185.000
Thomas Sparrvik	17.000	125.000

8. Consolidated entity and corporate acquisitions
In April 2006, Kontron AG increased its shareholding in RTSoft from 57 percent to 61 percent. In September 2006, Kontron Asia Inc. acquired a 45 percent shareholding in Kontron System Japan Ltd., Tokyo/Japan. The purchase price amounted to TEUR 27. The company is reported at equity in the balance sheet.

9. Significant events after the reporting period cutoff date
There were no significant events after the reporting period cutoff date.

8. Konsolidierungskreis und Unternehmenskäufe
Im April 2006 führte die Kontron AG eine Anteilserhöhung an der RTSoft von 57 Prozent auf 61 Prozent durch. Im September 2006 erwarb die Kontron Asia Inc. 45 Prozent der Kontron System Japan Ltd., Tokio/Japan. Der Kaufpreis betrug TEUR 27. Die Gesellschaft wird nach der At-Equity-Methode bilanziert.

9. Wesentliche Ereignisse nach Abschluss der Berichtsperiode
Es gab keine wesentlichen Ereignisse nach Abschluss der Berichtsperiode.


Embedded Computer
applications & technologies

➢ Kontron – A profile of the Group

At its locations in Bavaria (Germany), Montreal and San Diego (North America), as well as Taipei and Penang (Asia) the Kontron Group produces embedded computer systems. Embedded computers (EC) are electronic brains, based on hardware and software that provide a wide range of different systems, facilities, equipment and devices with intelligence. With a look to the bigger picture, the embedded computer technology market is one of the most significant markets of the future, considering that more and more machines, facilities and systems are being equipped with these "electronic brains". Already established in 1962, Kontron now ranks as global technology leader and employs a workforce of more than 2,400 members of staff, of which more than one third is active in the areas of research, development and engineering. The Kontron Group is the only vendor capable of offering all ECT products such as components, and boards as well as systems and solutions, including standard and application software. As a global supplier, Kontron is present in the main markets of North America and Europe, and is also positioned in the emerging markets of China, Russia and East Europe. The company's own sales organizations located in more than 20 countries are supporting the marketing and sale of Kontron products worldwide.

➢ Kontron im Profil

Die Kontron-Gruppe entwickelt und produziert an den Standorten in Bayern (Deutschland), Montreal und San Diego (Amerika) sowie Taipei und Penang (Asien) Embedded Computer-Systeme. Embedded Computer (EC) sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. Die Embedded Computer-Technologie ist eine der wichtigsten Zukunftsmärkte überhaupt. Denn immer mehr Maschinen und technische Anlagen werden mit diesen „elektronischen Gehirnen" ausgestattet. Bereits 1962 gegründet, beschäftigt die Kontron AG heute als globaler Technologieführer über 2.400 Mitarbeiter, davon mehr als ein Drittel in den Bereichen Forschung, Entwicklung und Engineering. Als einziger Hersteller kann die Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inkl. Standard- und Applikations-Software anbieten. Als globaler Anbieter ist Kontron in den Hauptmärkten Nordamerika, Europa und zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte.

➢ The share

The sound business developments at Kontron AG were also reflected in the share price. While the TecDAX had put in an overall 10 percent gain in the first nine months of this year, the Kontron share price was more than 30 percent. This positions Kontron among the top five in the TecDAX listing. Not least in view of the very good analyst ratings, the interest shown by institutional investors in Kontron AG has continued to rise. According to the resolutions adopted at the Kontron AG general shareholders' meeting, a first time dividend payment of 10 cents per share was disbursed for the 2005 business year. A sum of around EUR 5 million was distributed in the third quarter.

➢ Zur Aktie

Die gute Geschäftsentwicklung der Kontron AG spiegelte sich auch im Aktienkurs wider. Hatte der TecDAX in den ersten neun Monaten dieses Jahres ein Plus von ca. 10 Prozent zu verzeichnen, so konnte die Kontron-Aktie um über 30 Prozent zulegen. Damit liegt Kontron unter den Top Five im TecDAX. Nicht zuletzt aufgrund der sehr guten Ratings der Analysten hat auch das Interesse institutioneller Investoren an der Kontron AG weiter zugenommen. Wie auf der Hauptversammlung der Kontron AG beschlossen, erfolgte erstmals die Ausschüttung einer Dividende von 10 Cent pro Aktie für das Geschäftsjahr 2005. Der Betrag von rund 5 Mio. Euro wurde im dritten Quartal ausbezahlt.

Die Aktie in Zahlen
The Share in numbers

Earnings per share 2005 Ergebnis je Aktie 2005	31 Cent
Earnings per share 1-9/2006 Ergebnis je Aktie 1-9/2006	28 Cent
Operat. cash flow per share 1-9/2006 Operat. Cash Flow je Aktie 1-9/2006	32 Cent
Equity per share on 30/09 Eigenkapital je Aktie per 30.09.	4,88 Euro
Number of shares on 30/09 Aktienzahl per 30.09.	48,9 Mio.
Highest price per share (in 2006) Höchstkurs (in 2006)	10,10 Euro
Lowest price per share (in 2006) Tiefstkurs (in 2006)	7,41 Euro
Price per share end of quarter Quartalsendkurs	9,78 Euro
Market capitalization on 30/09 Marktkapitalisierung per 30.09.	479 Mio. Euro



Kontron AG - TecDAX - 02.01.2006 bis 29.09.2006
900
800
700
600
10.50
10.00
9.50
9.00
8.50
8.00
7.50
02.01.2006
31.01.
28.02.
31.03.
28.04.
31.05.
30.06.
31.07.
31.08.
29.09.
Kontron AG
TecDAX

➢ Outlook

In view of our excellent business development in the first nine months of the 2006 business year, and especially the renewed record figures posted in the third quarter, we will not only be maintaining our forecasts, but will be exceeding them by a considerable measure. There is a very strong certainty that we will clearly outperform the increase of a minimum of 15 percent to EUR 345 in sales, and a minimum of EUR 26 million in earnings that were forecasted to date.

It is equally gratifying to note the fact that all indicators are pointing to a continuation of sustained, profitable growth over and beyond the 2006 business year: the constantly rising volume of orders on hand in connection with a consistently high level of design wins points to strong growth rates also over the medium term. With our new production location in Penang onstream, we not only command adequate manufacturing capacities for the upcoming years, but will also be able to benefit from considerable cost advantages. Therefore, the further enhancement of our earnings strength to a double-digit EBIT margin represents the central objective of the Kontron Group in the upcoming years, in addition to healthy, organic sales growth.

➢ Ausblick

Mit der hervorragenden Geschäftsentwicklung in den ersten neun Monaten des Geschäftsjahres 2006 und insbesondere den erneuten Rekordwerten im dritten Quartal, werden wir unsere Prognosen nicht nur halten, sondern deutlich übertreffen können. Die bisher prognostizierte Steigerung um mindestens 15 Prozent auf 345 Mio. Euro beim Umsatz und mindestens 26 Mio. Euro beim Ergebnis werden wir mit hoher Sicherheit klar überschreiten.
Mindestens ebenso erfreulich ist die Tatsache, dass alle Indikatoren für ein weiterhin nachhaltiges, profitables Wachstum auch über das Geschäftsjahr 2006 hinaus sprechen: Der stetig wachsende Auftragsbestand in Verbindung mit einem anhaltend hohen Niveau der Design Wins lässt auch mittelfristig kräftige Steigerungsraten erwarten. Mit unserem neuen Produktionsstandort in Penang verfügen wir für die nächsten Jahre nicht nur über ausreichende Produktionskapazitäten, sondern können dabei auch erhebliche Kostenvorteile nutzen. Die weitere Steigerung der Ertragskraft auf eine zweistellige EBIT-Marge ist deswegen neben dem gesunden organischen Umsatzwachstum das zentrale Ziel der Kontron AG in den nächsten Jahren.

Major Design Wins
in QIII/2006

Vertikaler Markt Vertical market	Region Region	Potenzieller Umsatz p.a. Potential revenues p.y.
Gaming	USA	10,0 Mio. USD
Telecom	USA	5,0 Mio. USD
Telecom	Canada	5,0 Mio. USD
Gaming	Austria	3,0 Mio. EUR
Automation	Japan	3,0 Mio. USD
Telecom	Germany	1,2 Mio. EUR

Auftragsbestand
Order backlog



200
100
100
108
128
140
151
176
207
220
12/04
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06
Q3/06

Kontron AG
Oskar-von-Miller-Strasse 1 • D-85386 Eching
Tel. +49 (0) 81 65-77 0 • Fax +49 (0) 81 65-77 385
Investor Relations: Gaby Moldan • www.kontron.com • investor@kontron.com

END

kontron